SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 15, 2006

_ AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
__South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI 2005 ANNUAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)








05 Annual Report

AngloGold Ashanti

Scope of the report

The AngloGold Ashanti Limited (AngloGold Ashanti) Annual Report 2005 presents the operating and financial results for the period 1 January 2005 to 31 December 2005. They have been prepared in accordance with International Financial Reporting Standards, the South African Companies Act No. 61 of 1973 and the Listings Requirements of the JSE Limited (JSE). The guidelines of the King Report on Corporate Governance, 2002 have also been taken into account. The Annual Report is submitted to the JSE as well as to the London, New York, Ghana and Australian stock exchanges and the Paris and Brussels bourses. It is also submitted to the US Securities and Exchange Commission (SEC) on a Form 6-K.

Mineral Resources and Ore Reserves are reported in accordance with the South African Code for Reporting of Mineral Reserves and Resources (SAMREC 2000) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of all these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves as reported in this publication. The Annual Report 2005 contains a summary of the Mineral Resources and Ore Reserves. A more detailed breakdown that includes tables and graphs is available separately in a supplementary document.

AngloGold Ashanti has for the third consecutive year produced a Report To Society in conjunction with the Annual Report to ensure a comprehensive understanding of all aspects of the group. The Report to Society seeks to explain and assess the economic, social and environmental aspects of the business.

Both the Annual Report 2005 and the Report to Society 2005 are available online on the corporate website at www.AngloGoldAshanti.com, as is the supplementary document on group Mineral Resources and Ore Reserves. These documents are also available on CD or in a printed version, and can be requested from the contacts listed at the end of this report.

In addition, AngloGold Ashanti prepares an Annual Report on Form 20-F which complies with the accounting principles generally accepted in the United States. The Form 20-F must be filed with the Securities and Exchange Commission in the United States by no later then 30 June 2006 and will be available on the corporate website and can be requested from the contacts listed at the end of this report.

Throughout this document, dollar or $ refers to US dollars, unless otherwise stated.



Contents

Forward-looking statements

Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such factors, refer to the risk management section of this Annual Report.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the Annual Report to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Financial

- 2005 average dollar gold spot price of $445 per ounce, 9% higher than 2004.

- 2005 received gold price increased by 11% to $439 per ounce.

- Adjusted gross profit up by 6% to $469 million.

- Capital expenditure up by 23% to $722 million.

- Adjusted headline earnings down by 26% to $200 million.

- Total dividend for the year of R2.32 per share, or $0.36 per ADS.



Operational

● Gold production up 6% to 6.2 million ounces reflecting the inclusion of the full year's production from the former Ashanti mines.

● Total cash costs rose 6% to $281 per ounce mainly due to inflation and strong operating currencies.

● Ore Reserves down 20% to 63 million ounces and Mineral Resources 19% lower at 176 million ounces as at the end of December 2005.



Letter from the chairman and chief executive officer

The year ended 31 December 2005 saw a 6% production increase to 6.2 million ounces. This was largely attributable to the inclusion of a full year's production from the former Ashanti assets, in addition to an outstanding performance from Sunrise Dam in Australia in the first half of the year, and significant improvements at Morila in Mali and Mponeng in South Africa. Certain key assets, namely Obuasi in Ghana, Geita in Tanzania and Sunrise Dam in Australia, finished the year with anticipated lower grades. Plans are in place to move these operations toward optimal operational and cost levels, which should begin to be evident by the middle of 2006.

Earlier in the year, AngloGold Ashanti responded to the ongoing cost pressures associated with the rising costs of key mining inputs and the strength of our local operating currencies by implementing a stringent savings programme designed to eliminate $110 million in costs by the end of 2005. Pleasingly, the total savings realised from these initiatives was $160 million, well in excess of our target, which helped to limit cash cost escalation and resulted in a year-end total cash cost for the group of $281 per ounce.

AngloGold Ashanti endorses the need for the stringent accounting requirements imposed by various accounting authorities responsible for setting standards with the aim of transparency and international comparability. However, for observers not familiar with complex accounting detail, these requirements often have the result of potentially distorting reported performance. The table on pages 16 to 20 of this report is presented to assist shareholders to better understand our results.

Thus the substantial decline in operating profit from $102 million in 2004 to a loss of $36 million and a net loss of $160 million for 2005 must be seen in the light of the accounting treatment of hedging and the convertible bond. Adjusted headline earnings for 2005 amounted to $200 million.

A dividend of 62 South African cents (10 US cents) per share has been declared for the six months ended 31 December 2005. This represents a similar percentage payout to adjusted headline earnings, as was announced at the mid-year declaration, resulting in a total dividend for the year of 232 South African cents (36 US cents) per share. Given that the group is in a very high capital expenditure phase, we will continue to manage our approach to the dividend and capital allocation on the basis of prudent financial management.

Investor and speculator interest in gold led to the price reaching a 25-year high of $567 per ounce in January this year, with an annual average for 2005 of $445 per ounce, 9% higher than in 2004. The price continued to hold later in the year, despite a stronger dollar. AngloGold Ashanti continues to take a positive view of the gold price and, consequently, will continue to deliver into maturing forward sales contracts and to increase the proportion of our production which is exposed to the higher price for our product.

On 2 August, the company received notice from the South African Department of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral and Petroleum Resources Development Act. This development represented the culmination of a long but constructive engagement with government, in which AngloGold Ashanti sought to ensure that both the spirit and letter of the Mining Charter was fulfilled, bringing certainty to shareholders and offering employees and the communities in which we operate new opportunities for sharing in the wealth creation of our group. The creation of an Employee Share Ownership Programme is under consideration and is being discussed with employee groups.

We deeply regret that 25 employees lost their lives in workplace accidents during 2005. The safety of employees on all of our operations remains a very significant focus of management attention and resources on all of AngloGold Ashanti's operations and particularly in the more hazardous deep-level mines in South Africa. We are pleased to note, however, that the group's fatal injury frequency rate (FIFR) improved by 26% to 0.14 per million man hours worked, a 64% improvement since the group was established in its current form in 1998. It is noteworthy that AngloGold Ashanti's FIFR now compares favourably to those recorded in the mining industries of the United States, Canada and Australia. Management continues both to explore technical solutions to mining risks and to promote employee behaviour designed to improve workplace safety.

The group's South Africa region continues to make good progress in the campaign against HIV and AIDS, in respect of both prevention and treatment. During the year, health care staff conducted more than 10,000 voluntary counselling sessions with employees – 32% of our South African employees attended voluntary counselling clinics during the year, compared to 10% in 2004. This improvement is ascribed, at least in part, to the success of the mines' peer educator programme, which produced 265 new peer trainers during 2005. Some 3,200 patients are currently enrolled in treatment programmes and there are 934 who are currently on anti-retroviral therapy. More than 80% of patients who have been part of a treatment programme have returned to work.

Shareholders will be aware of the announcement in October 2005 by Anglo American plc and confirmed in a subsequent statement in February this year that it intended to reduce its shareholding in AngloGold Ashanti, retaining a significant shareholding in the medium term, in order to give this group greater flexibility to pursue its strategic agenda. This agenda is focused on improving the efficiency of existing operations, seeking new orebodies in under-explored gold regions of the world and seeking value-adding merger and acquisition opportunities. The group's growth strategy is particularly crucial at a time in the gold industry when the search for new gold production and access to additional ounces is paramount for all producers, as witnessed in the recent further consolidation in the gold industry. Despite this growth imperative, however, AngloGold Ashanti will not pursue the acquisition of ounces at the expense of shareholder value.

In this regard, our participation in the Boddington Expansion Project in Western Australia has received the approval of the board. Boddington, on a 100% basis, has project resources of 24.5 million ounces of gold and 1,040kt of copper, with reserves of 17.1 million ounces of gold and 658kt of copper. In respect of our 33.33% interest, we are looking at a current project life of more than 15 years with gold production of approximately 330,000 ounces per year and at a projected real cash cost of $209 per ounce for the first five years.

Looking ahead to the rest of 2006, we are expecting a modest production decline to between 5.9 million ounces and 6.1 million ounces, partly as a consequence of reduced production at Bibiani in Ghana and Savuka in South Africa. However, production is forecast to increase by six to eight per cent in 2007, as new projects, expansion programmes and anticipated grade improvements begin to have their expected effects.

We are pleased to welcome Reginald Bannerman who has joined the board recently. A Ghanaian lawyer who has spent more than 48 years in law practice, Reginald has a wealth of experience from which we can benefit.

Finally, we must note that Kelvin Williams retires from the board in May this year, after a long and distinguished career with AngloGold Ashanti and the Anglo American group of companies. Kelvin is widely regarded as a global authority on the gold market and gold hedging. His contribution to the company and the group is appreciated and will be missed. Kelvin's hedging responsibilities will be assumed by Mark Lynam, the AngloGold Ashanti treasurer, and his marketing activities by Thero Setiloane, who is presently also the chairman of Rand Refinery.

Russell Edey   **Bobby Godsell**
Chairman   Chief executive officer

28 February 2006



Corporate profile


Yatela
Sadiola
Mali
Morila
Guinea
Siguiri
Ghana
Bibiani
Iduapriem & Teberebie
Obuasi
Alaska
Canada
USA
Cripple Creek & Victor
Russia
Mongolia
China
Laos
Philippines
Colombia
Peru
Brazil
Serra Grande
Argentina
AngloGold Ashanti Mineração
Cerro Vanguardia
Navachab
Namibia
South Africa
DRC
Geita
Tanzania
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Australia
Boddington
(care and maintenance)
Sunrise Dam
Operations
Greenfields exploration areas
Exploration alliance areas

AngloGold Ashanti, one of the world's leading gold mining companies, has 21 operations in 10 countries on four continents. Its portfolio includes long-life, relatively low-cost assets and differing orebody types in key gold-producing regions around the globe. Activities range from deep-level hard-rock mining to open-pit mining, and include exploration, both brownfields and greenfields as well as research and development.

AngloGold Ashanti was established in April 2004 following the business combination of AngloGold Limited, a South African gold mining company, and Ashanti Goldfields Company Limited, a Ghanaian gold mining company. The business combination of two of Africa's leading gold mining companies was in line with the group's strategy of achieving geographic and orebody diversity, and resulted in an increased portfolio of shallow, low-cost surface mines.

Countries in which AngloGold Ashanti has operations are: South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and the United States.

In 2005, total gold production increased by 6% to 6.2 million ounces, of which 2.7 million ounces (43%) came from deep-level hard-rock operations in South Africa and the balance of 3.5 million ounces (57%) from the shallower and surface operations.

The group conducts extensive exploration activities in countries as diverse as the United States (Alaska) in North America, Colombia in South America, the Democratic Republic of Congo (DRC) in Africa, and Mongolia, Russia and China in Asia.

Corporate highlights

- Production of 6.2 million ounces of gold in 2005 – an increase of 6% on production in 2004
- Capital expenditure of $722 million, primarily in South Africa, at Mponeng and TauTona and on the development of Moab Khotsong, at Obuasi in Ghana, at AngloGold Ashanti Mineração in Brazil, Geita in Tanzania and at the Australian operation, Sunrise Dam
- As at 31 December 2005, Proved and Probable Ore Reserves of 63 million ounces and total Mineral Resources inclusive of Ore Reserves of 176 million ounces
- More than 60,000 people, including contractors, employed around the globe

Shareholder information

With its headquarters in Johannesburg, South Africa, AngloGold Ashanti has its primary listing in Johannesburg on the JSE (ANG). It is also listed on the following securities exchanges: New York (AU), London (AGD), Australia (AGG) and Ghana (AGA) as well as Euronext Paris (VA) and Euronext Brussels (ANG).

Geographical distribution of shareholders*



23%
20%
0.4%
9%
3%
43%

- South Africa
- UK
- Europe
- Africa
- North America
- Asia Pacific/ Mid East

* As a percentage of the identified free float of 45%

JSE AngloGold Ashanti share price 2005



NYSE AngloGold Ashanti share price 2005





	Attributable production (000 oz)	Gold income ($m)	Capital expenditure ($m)

SOUTH AFRICA






43%

REST OF AFRICA






35%

USA






5%

SOUTH AMERICA






9%

AUSTRALIA






8%

Annual production (000oz)

- The operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
- As at 31 December 2005, Ore Reserves for these operations totalled 26.8 million ounces of gold – 42% of group reserves.
- Combined, these mines employed some 42,500 people and produced 2,676,000 ounces of gold in 2005, equivalent to 43% of total group output.
- The South African operations contributed $230 million – 49% – to group adjusted gross profit.
- Capital expenditure for the year totalled $347 million.



- This region includes the mining operations in Ghana (Obuasi, Bibiani, Iduapriem), Guinea (Siguiri), Mali (Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
- As at 31 December 2005, Ore Reserves for all these operations totalled 23.2 million ounces of gold – 37% of group reserves.
- Combined, these mines employed some 16,200 people and produced 2,148,000 ounces of gold in 2005, equivalent to 35% of total group output.
- The operations in Africa (outside of South Africa) contributed $74 million – 16% – to group adjusted gross profit.
- Capital expenditure for the year totalled $221 million.



- The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
- As at 31 December 2005, Ore Reserves at CC&V totalled 3.3 million ounces of gold – 5% of group reserves.
- This operation employed some 390 people and produced 330,000 ounces of gold in 2005, equivalent to 5% of total group output.
- This operation contributed $17 million – 5% – to group adjusted gross profit.
- Capital expenditure for the year totalled $8 million.



- The mining operations here are located in Brazil (AngloGold Ashanti Mineração and Serra Grande) and Argentina (Cerro Vanguardia).
- As at 31 December 2005, Ore Reserves in Brazil and Argentina totalled 4.2 million ounces of gold – 7% of group reserves.
- Combined, these mines employed some 4,400 people and produced 557,000 ounces of gold in 2005, equivalent to 9% of total group output.
- The operations together contributed $118 million – 25% – to group adjusted gross profit.
- Capital expenditure for the year totalled $100 million.



- The mining operation here is Sunrise Dam in the state of Western Australia; another operation, Boddington also in Western Australia, is currently on care and maintenance.
- As at 31 December 2005, Ore Reserves totalled 5.6 million ounces of gold – 9% of group reserves.
- Sunrise Dam employed some 375 people and produced 455,000 ounces of gold in 2005, equivalent to 8% of total group output.
- This operation contributed $46 million – 10% – to group adjusted gross profit.
- Capital expenditure, at both Sunrise Dam and Boddington for the year totalled $38 million.



Summary

Operation	Total cash costs ($/oz)			Attributable adjusted gross profit (loss) ($m)			Attributable cash gross profit (loss)[1] ($m)			Page number
	2005	2004	2003	2005	2004	2003	2005	2004	2003	
South Africa										
Vaal River										49
Great Noligwa	264	231	193	87	118	121	120	134	131	50
Kopanang	277	281	223	54	46	46	74	60	53	50
Tau Lekoa	410	370	263	(14)	(6)	15	9	10	25	51
Surface operations	287	250	200	16	19	20	16	19	20	
Moab Khotsong [2]	–	–	–	–	–	–	–	–	–	51
West Wits										46
Mponeng	279	322	221	49	11	39	86	37	57	47
Savuka	430	455	411	(8)	(18)	(21)	(1)	(10)	(20)	47
TauTona	256	245	171	44	58	100	95	92	107	47
Surface operations	–	–	255	–	–	–	–	–	–	
Argentina										
Cerro Vanguardia (92.5%)	171	156	143	31	30	23	52	54	47	54
Australia										
Sunrise Dam	269	260	228	46	62	29	78	88	52	55
Union Reefs	–	–	272	–	(1)	4	–	(1)	4	57
Brazil										
AngloGold Ashanti Mineração	169	133	141	48	45	37	61	58	49	58
Serra Grande (50%)	158	134	109	22	18	19	26	22	24	60
Ghana										
Bibiani [3]	305	251	–	(10)	(2)	–	3	8	–	63
Iduapriem (85%) [3]	348	303	–	(2)	(5)	–	9	4	–	65
Obuasi [3]	345	305	–	(16)	(15)	–	26	5	–	62
Guinea										
Siguiri (85%) [3]	301	443	–	12	(14)	–	33	(13)	–	66
Mali										
Morila (40%)	191	184	108	39	25	53	65	40	75	71
Sadiola (38%)	265	242	210	20	16	16	32	26	27	68
Yatela (40%)	263	255	235	11	8	3	18	14	11	70
Namibia										
Navachab	321	348	274	10	1	7	17	4	8	72
Tanzania										
Geita [4]	298	250	183	9	23	34	47	58	46	74
USA										
Cripple Creek & Victor	230	220	199	17	7	8	57	47	45	76
Jerritt Canyon (70%) [5]	–	–	270	–	–	(5)	–	–	5	78
Zimbabwe										
Freda-Rebecca [3] [6]	–	417	–	–	(1)	–	–	–	–	78

[1] Adjusted gross profit (loss) plus amortisation of tangible and intangible assets, less non-cash revenues.
[2] All income and expenses will be capitalised until commercial production is reached.
[3] Interest acquired 26 April 2004 with reporting from 1 May 2004.
[4] 50% holding to 26 April 2004 and 100% from this date.
[5] Jerritt Canyon Joint Venture was sold effective 30 June 2003.
[6] Freda-Rebecca was sold effective 1 September 2004.

Summary

Operation	Attributable tonnes treated/milled (Mt) 2005	2004	2003	Average grade recovered (g/t) 2005	2004	2003	Attributable gold production (000oz) 2005	2004	2003	Page number
South Africa							**2,676**	2,857	3,078	
Vaal River										49
Great Noligwa	**2.3**	2.4	2.4	**9.30**	10.38	10.57	**693**	795	812	50
Kopanang	**2.0**	2.0	2.2	**7.38**	7.37	7.07	**482**	486	497	50
Tau Lekoa	**2.1**	2.4	2.4	**3.96**	3.87	4.24	**265**	293	322	51
Surface operations	**5.8**	6.1	5.9	**0.51**	0.60	0.61	**95**	119	114	
Moab Khotsong [1]	**–**	–	–	**–**	–	–	**–**	–	–	51
West Wits										46
Mponeng	**1.7**	1.7	1.7	**9.15**	8.14	8.96	**512**	438	499	47
Savuka	**0.6**	0.8	1.0	**6.80**	6.19	5.81	**126**	158	187	47
TauTona	**1.6**	1.6	1.7	**9.62**	10.88	12.09	**502**	568	646	47
Surface operations	**–**	–	–	**–**	–	0.88	**–**	–	1	
Argentina							**211**	211	209	
Cerro Vanguardia (92.5%)	**0.9**	0.9	0.9	**7.70**	7.60	7.15	**211**	211	209	54
Australia							**455**	410	432	
Sunrise Dam	**3.6**	3.7	3.6	**3.68**	3.46	3.12	**455**	410	358	55
Union Reefs [2]	**–**	–	2.0	**–**	–	1.12	**–**	–	74	57
Brazil							**346**	334	323	
AngloGold Ashanti Mineração [3]	**1.3**	1.0	1.1	**7.27**	7.85	7.22	**250**	240	228	58
Serra Grande (50%)	**0.4**	0.4	0.4	**7.93**	7.80	7.88	**96**	94	95	60
Ghana							**680**	485	–	
Bibiani [4] [6]	**2.4**	1.7	–	**1.45**	1.93	–	**115**	105	–	63
Iduapriem (85%) [4] [6]	**3.2**	2.2	–	**1.71**	1.72	–	**174**	125	–	65
Obuasi [3] [6]	**4.7**	2.6	–	**4.77**	5.27	–	**391**	255	–	62
Guinea							**246**	83	–	
Siguiri (85%) [5] [6]	**5.8**	2.6	–	**1.21**	1.10	–	**246**	83	–	66
Mali							**528**	475	577	
Morila (40%)	**1.5**	1.4	1.3	**5.41**	4.44	7.56	**262**	204	318	71
Sadiola (38%)	**1.9**	2.0	1.9	**2.73**	2.77	2.77	**168**	174	172	68
Yatela (40%) [7]	**1.3**	1.1	1.0	**2.99**	3.41	2.84	**98**	97	87	70
Namibia							**81**	67	73	
Navachab	**1.2**	1.3	1.3	**2.05**	1.59	1.75	**81**	67	73	72
Tanzania							**613**	570	331	
Geita [8]	**6.1**	4.7	2.9	**3.14**	3.74	3.60	**613**	570	331	74
USA							**330**	329	390	
Cripple Creek & Victor [7]	**19.2**	18.2	17.1	**0.62**	0.61	0.67	**330**	329	283	76
Jerritt Canyon (70%) [9]	**–**	–	0.5	**–**	–	7.15	**–**	–	107	78
Zimbabwe							**–**	9	–	
Freda-Rebecca [6] [10]	**–**	0.1	–	**–**	1.66	–	**–**	9	–	78

[1] Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalised against pre-production costs.
[2] Union Reefs ceased production in February 2004.
[3] The yield of AngloGold Ashanti Mineração and Obuasi represents underground operations.
[4] The yield of Bibiani and Iduapriem represents open-pit operations.
[5] The yield of Siguiri arises from the open pit operation in 2005 and the heap leach operation in 2004.
[6] Interest acquired 26 April 2004 with reporting from 1 May 2004.
[7] The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.
[8] 50% holding to 26 April 2004 and 100% from this date.
[9] Jerritt Canyon Joint Venture was sold effective 30 June 2003.
[10] Freda-Rebecca was sold effective 1 September 2004.

Financial results

Dollar million		2005	2004[1]	2003	2002	2001
Income statement						
Gold income		**2,629**	2,309	2,029	1,761	2,041
Cost of sales		**(2,311)**	(1,924)	(1,526)	(1,203)	(1,519)
Non-hedge derivative (loss) gain [2]		**(135)**	(142)	119	92	(5)
Gross profit		**183**	243	622	650	517
Corporate administration and other expenses		**(64)**	(51)	(36)	(25)	(22)
Market development costs		**(13)**	(15)	(19)	(17)	(16)
Exploration costs		**(45)**	(44)	(38)	(28)	(26)
Amortisation of intangible assets		**–**	(31)	(29)	(28)	(29)
Other net operating expenses		**(20)**	(12)	(14)	(8)	(10)
Operating special items		**(77)**	12	(8)	(23)	1
Operating (loss) profit		**(36)**	102	478	521	415
Interest received		**25**	49	42	39	25
Exchange (loss) gain		**(5)**	4	(3)	(4)	(2)
Fair value adjustment on option component of convertible bond		**(32)**	27	–	–	–
Finance costs and unwinding of decommissioning and restoration obligations		**(108)**	(87)	(53)	(48)	(75)
Fair value (loss) gain on interest rate swaps		**(1)**	2	6	–	–
Share of associates (loss) profit		**(3)**	–	2	4	1
(Loss) profit before taxation		**(160)**	97	472	512	364
Taxation		**36**	41	(142)	(165)	(111)
(Loss) profit after taxation from continuing operations		**(124)**	138	330	347	253
Discontinued operations						
Loss for the year from discontinued operations		**(36)**	(11)	–	–	–
(Loss) profit for the year		**(160)**	127	330	347	253
Allocated as follows						
Equity shareholders of the parent		**(183)**	108	312	332	245
Minority interest		**23**	19	18	15	8
		(160)	127	330	347	253
Other financial data						
Adjusted gross profit [3]	$m	**469**	441	559	638	527
Cash gross profit [4]	$m	**954**	793	791	883	747
Headline (loss) earnings	$m	**(98)**	141	318	376	281
Adjusted headline earnings	$m	**200**	271	282	368	286
Adjusted gross margin	%	**17**	19	27	35	26
Cash gross margin	%	**34**	34	38	48	37
EBITDA [5]	$m	**818**	700	667	802	684
EBITDA margin	%	**29**	30	32	44	33
Interest cover [6]	times	**7**	7	13	17	9
(Loss) earnings per ordinary share (cents)						
Basic	US cents	**(69)**	43	140	150	114
Diluted	US cents	**(69)**	43	139	149	114
Headline	US cents	**(37)**	56	143	169	131
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swap	US cents	**76**	108	127	166	133
Dividends declared per ordinary share	US cents	**36**	56	101	146	87
Weighted average number of shares (million)		**265**	251	223	222	214
Issued shares at year-end (million)		**265**	264	223	223	215

[1] 2004 comparatives restated to comply with current year disclosures.
[2] Refer to Non-GAAP disclosure note 3 on page 17.
[3] Refer to Non-GAAP disclosure note 2 on page 17.
[4] Refer to Non-GAAP disclosure note 6 on page 18.
[5] Refer to Non-GAAP disclosure note 7 on page 19.
[6] Refer to Non-GAAP disclosure note 8 on page 19.

Financial results

Dollar million	2005	2004[1]	2003	2002	2001
Balance sheet					
Assets					
Tangible and intangible assets	**6,304**	6,323	3,176	2,654	2,446
Cash and cash equivalents	**209**	289	505	413	191
Other assets	**1,781**	1,590	1,176	897	662
Total assets	**8,294**	8,202	4,857	3,964	3,299
Equity and liabilities					
Shareholders equity and minority interests	**2,673**	3,209	1,681	1,483	1,147
Borrowings	**1,894**	1,605	1,158	926	987
Deferred taxation	**1,159**	1,356	598	402	286
Other liabilities	**2,568**	2,032	1,420	1,153	879
Total equity and liabilities	**8,294**	8,202	4,857	3,964	3,299
Other financial data					
Equity [2]	**4,252**	4,708	2,568	2,082	1,559
Net capital employed [2]	**5,996**	6,082	3,274	2,635	2,385
Net debt [3]	**1,685**	1,316	653	513	796
Net asset value – US cents per share [4]	**1,009**	1,214	754	665	533
Net tangible asset value – US cents per share [5]	**858**	1,049	569	497	352
Financial ratios					
Return on equity [6] %	**4**	7	12	21	16
Return on net capital [7] %	**5**	8	11	17	13
Net debt to net capital employed %	**28**	22	20	19	33
Net debt to equity %	**40**	28	25	25	51

[1] 2004 comparatives restated to comply with current year disclosures.
[2] Refer to Non-GAAP disclosure note 9 on page 19.
[3] Refer to Non-GAAP disclosure note 10 on page 19.
[4] Refer to Non-GAAP disclosure note 11 on page 20.
[5] Refer to Non-GAAP disclosure note 12 on page 20.
[6] Refer to Non-GAAP disclosure note 13 on page 20.
[7] Refer to Non-GAAP disclosure note 14 on page 20.

Financial results

Dollar million	2005	2004[1]	2003	2002	2001
Cash flow statement					
Cash flows from operating activities					
Cash generated from operations	**699**	588	592	758	673
Cash utilised by discontinued operations	**(31)**	(2)	–	–	–
Environmental, rehabilitation and other net expenditure	**(26)**	(18)	(30)	(14)	(10)
Taxation paid	**(30)**	(34)	(102)	(131)	(111)
Net cash inflow from operating activities	**612**	534	460	613	552
Cash flows from investing activities					
Capital expenditure	**(722)**	(585)	(363)	(271)	(298)
Net proceeds from acquisition and disposal of mines and subsidiaries	**4**	(171)	10	51	109
Net proceeds from acquisition and disposal of investments and other	**(18)**	(20)	61	117	2
Interest received	**18**	37	33	32	20
Net loans (repaid) advanced	**(1)**	83	(15)	12	39
Cash restricted for use [2]	**17**	(6)	–	–	–
Utilised in hedge restructure	**(69)**	(123)	–	–	–
Net cash outflow from investing activities	**(771)**	(785)	(274)	(59)	(128)
Cash flows from financing activities					
Net proceeds from share issues	**9**	3	10	7	7
Net borrowings proceeds (repaid)	**316**	259	197	(114)	(138)
Finance costs	**(74)**	(72)	(40)	(40)	(72)
Dividends paid	**(169)**	(198)	(314)	(260)	(167)
Proceeds from hedge restructure	**–**	40	–	–	–
Net cash inflow (outflow) from financing activities	**82**	32	(147)	(407)	(370)
Net (decrease) increase in cash and cash equivalents	**(77)**	(219)	39	147	54
Translation	**(3)**	13	53	75	(58)
Opening cash and cash equivalents	**289**	495	413	191	195
Closing cash and cash equivalents	**209**	289	505	413	191
Other financial data					
Free cash flow [3]	**160**	205	311	518	473

[1] 2004 comparatives restated to comply with current year disclosures.

[2] Cash which is subject to legal or contractual restrictions on use.

[3] Refer to Non-GAAP disclosure note 15 on page 20.

Operating results

		2005	2004[5]	2003	2002	2001
Operating results						
Underground operations						
Metric tonnes milled	000	**13,806**	13,554	13,047	13,426	17,954
Yield	g/t	**7.31**	7.50	8.03	8.27	8.20
Produced	oz 000	**3,243**	3,270	3,367	3,569	4,734
Productivity						
g/employee	target	**286**	270	236	247	219
	actual	**257**	254	228	238	214
Surface and dump reclamation						
Metric tonnes treated	000	**8,061**	7,102	36,822	38,366	50,355
Yield	g/t	**0.52**	0.60	0.27	0.30	0.32
Produced	oz 000	**136**	138	320	365	514
Open-pit operations						
Metric tonnes mined	000	**168,904**	135,171	125,529	97,030	51,667
Stripping ratio[1]		**5.02**	6.34	8.95	6.18	6.93
Metric tonnes treated	000	**25,541**	18,236	13,967	13,682	15,294
Yield	g/t	**2.74**	3.21	3.43	3.80	2.99
Produced	oz 000	**2,246**	1,883	1,540	1,673	1,469
Heap-leach operations						
Metric tonnes mined	000	**61,091**	71,837	59,507	51,192	34,123
Metric tonnes placed[2]	000	**22,227**	22,120	18,265	13,504	11,748
Stripping ratio[1]		**1.97**	2.08	2.59	2.63	1.73
Recoverable gold placed[3]	kg	**18,401**	18,534	14,782	14,228	10,668
Yield[4]	g/t	**0.83**	0.84	0.81	1.05	0.91
Produced	oz 000	**541**	538	389	332	266
Total gold produced	oz 000	**6,166**	5,829	5,616	5,939	6,983
– South Africa	oz 000	**2,676**	2,857	3,281	3,412	4,670
– Argentina	oz 000	**211**	211	209	179	136
– Australia	oz 000	**455**	410	432	502	508
– Brazil	oz 000	**346**	334	323	299	305
– Ghana	oz 000	**680**	485	–	–	–
– Guinea	oz 000	**246**	83	–	–	–
– Mali	oz 000	**528**	475	577	710	508
– Namibia	oz 000	**81**	66	73	85	87
– Tanzania	oz 000	**613**	570	331	290	273
– USA	oz 000	**330**	329	390	462	496
– Zimbabwe	oz 000	**–**	9	–	–	–
Price received	$/oz sold	**439**	394	363	303	287
Total cash costs	$/oz produced	**281**	264	214	150	166
Total production costs	$/oz produced	**374**	332	263	197	205
Capital expenditure	$m	**722**	585	449	337	382
Monthly average number of employees		**63,993**	65,400	55,439	54,042	70,380
LTIFR		**6.75**	6.56	8.83	8.86	10.55
FIFR		**0.14**	0.19	0.29	0.31	0.25
Rand/dollar average exchange rate		**6.37**	6.44	7.55	10.48	8.62
Rand/dollar closing exchange rate		**6.35**	5.65	6.67	8.58	11.96
Australian dollar/dollar average exchange rate		**1.31**	1.36	1.54	1.84	1.93
Australian dollar/dollar closing exchange rate		**1.36**	1.28	1.33	1.79	1.96

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Recoverable gold placed into leach pad inventory.

[4] Recoverable gold placed/tonnes placed.

[5] 2004 comparatives restated to comply with current year disclosures.

Non-GAAP disclosure

From time to time we may publicly disclose certain "non-GAAP financial measures" in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, our presentation of these measures may not be comparable to similarly titled measures other companies use.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		1. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swap (adjusted headline earnings)		
937	**(723)**	Headline (loss) earnings	**(98)**	141
1,147	**1,900**	Unrealised non-hedge derivative loss	**286**	198
(226)	**(128)**	Deferred tax on unrealised non-hedge derivatives (group note 13)	**(21)**	(40)
(160)	**211**	Fair value adjustment on option component of convertible bond	**32**	(27)
(10)	**5**	Fair value gain (loss) on interest rate swap	**1**	(2)
3	**–**	Deferred taxation on interest rate swap	**–**	1
1,691	**1,265**	Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps	**200**	271

[1] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:

– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gains (loss) on convertible bond and interest rate swaps are intended to illustrate earnings after adjusting for:

– The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
– Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m, R475m and $69m, R415m in cash were injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
– The unrealised fair value change on the option component of the convertible bond amounting to $32m, R211m (2004: ($27m), (R160m)).

| 673 | **478** | **Cents per share**
This calculation is based on adjusted headline earnings of $200m, R1,265m (2004: $271m, R1,691m) and 264,635,634 (2004: 251,352,552) shares being the weighted average number of ordinary shares in issue during the financial year. | **76** | 108 |

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		2. Gross profit adjusted for the effect of unrealised non-hedge derivatives (adjusted gross profit)		
		Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:		
1,697	1,088	Gross profit	183	243
1,147	1,900	Unrealised non-hedge derivatives loss	286	198
2,844	2,988	**Gross profit adjusted for the effect of unrealised non-hedge derivatives** [1]	469	441
		[1] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:		
		– Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and		
		– Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.		
		Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:		
		– The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and		
		– Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $89m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives is settled, and not when the short-term contracts are settled.		
		Adjusted gross profit (loss) is analysed by origin as follows:		
1,462	**1,480**	South Africa	**230**	228
202	**203**	Argentina	**32**	32
390	**288**	Australia	**46**	61
547	**543**	Brazil	**86**	85
(130)	**(191)**	Ghana	**(29)**	(22)
(93)	**98**	Guinea	**15**	(16)
306	**443**	Mali	**69**	49
11	**64**	Namibia	**10**	1
150	**49**	Tanzania	**9**	23
43	**107**	USA	**17**	7
(9)	**–**	Zimbabwe	**–**	(1)
(35)	**(96)**	Other	**(16)**	(6)
2,844	2,988		469	441
		3. Non-hedge derivative loss is summarised as follows:		
		Group:		
361	**951**	Realised non-hedge derivative gain	**151**	56
(1,147)	**(1,900)**	Unrealised non-hedge derivative loss	**(286)**	(198)
(786)	**(949)**	Non-hedge derivative loss per the income statement	**(135)**	(142)
		Company:		
381	**379**	Realised non-hedge derivative gain	**62**	61
(904)	**(693)**	Unrealised non-hedge derivative loss	**(104)**	(154)
(523)	**(314)**	Non-hedge derivative loss per the income statement	**(42)**	(93)

NON-GAAP DISCLOSURE

2004	2005	Figures in million	Notes	2005	2004
SA Rands				**US Dollars**	
		4. Price received			
14,788	**16,750**	Gold income per income statement		**2,629**	2,309
(431)	**(566)**	Adjusted for minority interests		**(89)**	(67)
14,357	**16,184**			**2,540**	2,242
361	**951**	Realised non-hedge derivative gain		**151**	56
14,718	**17,135**			**2,691**	2,298
181,585	**190,767**	Attributable gold sold – kg/– oz (000)		**6,133**	5,838
81,051	**89,819**	Revenue price per unit – R/kg/– $/oz		**439**	394
		5. Total costs			
9,914	**11,240**	Total cash costs (group note 4)		**1,768**	1,549
(73)	**(219)**	Adjusted for minority interests and non-gold producing companies		**(35)**	(11)
9,841	**11,021**	Total cash costs adjusted for minority interests and non-gold producing companies		**1,733**	1,538
52	**168**	Retrenchment costs (group note 4)		**26**	7
136	**368**	Rehabilitation and other non-cash costs (group note 4)		**57**	22
2,423	**3,203**	Amortisation of tangible assets (group note 4)		**503**	380
8	**13**	Amortisation of intangible assets (group note 4)		**2**	1
(91)	**(102)**	Adjusted for minority interests and non-gold producing companies		**(16)**	(14)
12,369	**14,671**	Total production costs adjusted for minority interests and non-gold producing companies		**2,305**	1,934
181,311	**191,783**	Gold produced – kg/– oz (000)		**6,166**	5,829
54,276	**57,465**	Total cash cost per unit – R/kg/– $/oz		**281**	264
68,221	**76,495**	Total production cost per unit – R/kg/– $/oz		**374**	332
		6. Cash gross profit			
2,844	**2,988**	Gross profit adjusted for the effect of unrealised non-hedge derivatives		**469**	441
2,423	**3,203**	Amortisation of tangible assets (group note 4)		**503**	380
8	**13**	Amortisation of intangible assets (group note 4)		**2**	1
(183)	**(130)**	Non-cash revenues		**(20)**	(29)
5,092	**6,074**			**954**	793
		Cash gross profit is analysed by origin as follows:			
2,193	**2,562**	South Africa		**399**	342
370	**354**	Argentina		**56**	58
555	**494**	Australia		**78**	87
685	**687**	Brazil		**108**	107
128	**249**	Ghana		**40**	19
(81)	**258**	Guinea		**40**	(13)
503	**732**	Mali		**115**	80
28	**110**	Namibia		**17**	4
372	**289**	Tanzania		**47**	58
300	**363**	USA		**57**	47
–	**–**	Zimbabwe		**–**	–
39	**(24)**	Other		**(3)**	4
5,092	**6,074**			**954**	793

18

2004	2005	Figures in million	Notes	2005	2004
SA Rands					**US Dollars**
		7. EBITDA			
794	**(320)**	Operating (loss) profit per the income statement		**(36)**	102
2,423	**3,203**	Amortisation of tangible assets (group note 4)		**503**	380
8	**13**	Amortisation of intangible assets (group note 4)		**2**	1
8	**300**	Impairment of tangible assets (group note 15 and 17)		**44**	1
–	**125**	Impairment of intangible assets (group note 18)		**20**	–
200	**–**	Amortisation of goodwill (group note 18 and 19)		**–**	31
1,147	**1,900**	Unrealised non-hedge derivative loss (note 3 above)		**286**	198
2	**(5)**	Share of associates' EBITDA (group note 9)		**(1)**	–
(88)	**(40)**	Profit on disposal of assets' (group note 7)		**(5)**	(13)
–	**31**	Abandonment of assets at Malian operations (group note 7)		**5**	–
4,494	**5,207**			**818**	700
		8. Interest cover			
4,494	**5,207**	EBITDA		**818**	700
		Finance costs and unwinding of decommissioning and restoration			
563	**690**	obligations (group note 8)		**108**	87
67	**102**	Capitalised finance costs (group note 17)		**16**	11
630	**792**			**124**	98
7	**7**	Interest cover – times		**7**	7
		9. Equity and net capital employed			
17,790	**16,584**	Shareholders' equity per balance sheet		**2,614**	3,151
		Adjusted to exclude:			
1,040	**1,655**	– Other comprehensive income (group note 29)		**261**	184
122	**227**	– Actuarial losses (group note 29)		**36**	22
18,952	**18,466**			**2,911**	3,357
7,653	**7,353**	Deferred tax (group note 34)		**1,159**	1,356
		Adjusted to exclude:			
(87)	**1,015**	– Deferred tax on derivatives and other comprehensive income		**160**	(16)
63	**131**	– Deferred tax on actuarial losses		**22**	11
26,581	**26,965**	Equity		**4,252**	4,708
327	**374**	Minorities (group note 30)		**59**	58
7,262	**10,825**	Borrowings – long-term portion (group note 31)		**1,706**	1,286
1,800	**1,190**	Borrowings – short-term portion (group note 31)		**188**	319
35,970	**39,354**	Capital employed		**6,205**	6,371
(1,630)	**(1,328)**	Cash and cash equivalents (group note 26)		**(209)**	(289)
34,340	**38,026**	Net capital employed		**5,996**	6,082
		10. Net debt			
7,262	**10,825**	Borrowings – long-term portion (group note 31)		**1,706**	1,286
1,800	**1,190**	Borrowings – short-term portion (group note 31)		**188**	319
9,062	**12,015**	Total borrowings		**1,894**	1,605
(1,630)	**(1,328)**	Cash and cash equivalents (group note 26)		**(209)**	(289)
7,432	**10,687**	Net debt		**1,685**	1,316

NON-GAAP DISCLOSURE

2004	2005	Figures in million	Notes	2005	2004
SA Rands				US Dollars	
		11. Net asset value – cents per share			
18,117	**16,958**	Total equity per balance sheet		**2,673**	3,209
264	**265**	Number of ordinary shares in issue (group note 28)		**265**	264
6,850	**6,401**	Net asset value – cents per share		**1,009**	1,214
		12. Net tangible asset value – cents per share			
18,117	**16,958**	Total equity per balance sheet		**2,673**	3,209
2,458	**(2,533)**	Intangible assets (group note 18)		**(399)**	(435)
15,659	**14,425**			**2,274**	2,774
264	**265**	Number of ordinary shares in issue (group note 28)		**265**	264
5,921	**5,445**	Net tangible asset value – cents per share		**858**	1,049
		13. Return on equity			
		Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest			
1,691	**1,265**	rate swap (note 1 above)		**200**	271
(67)	**–**	Adjusted for the timing of acquisitions		**–**	(10)
1,624	**1,265**			**200**	261
26,581	**26,965**	Equity		**4,252**	4,708
21,851	**26,773**	Average equity		**4,480**	3,638
		Note – equity for 2003 amounted to $2,568m, R17,120m			
7	**5**	Return on equity – %		**4**	7
		14. Return on net capital			
		Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest			
1,691	**1,265**	rate swap (note 1 above)		**200**	271
(67)	**–**	Adjusted for the timing of acquisitions		**–**	(10)
1,624	**1,265**			**200**	261
		Finance costs and unwinding of decommissioning and restoration			
563	**690**	obligations (group note 8)		**108**	87
40	**–**	Adjusted for the timing of acquisitions		**–**	6
603	**690**			**108**	93
		Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate			
2,227	**1,955**	swap and before finance costs adjusted for the timing of acquisitions		**308**	354
34,340	**38,026**	Net capital employed (note 9 above)		**5,996**	6,082
28,085	**36,183**	Average net capital employed		**6,039**	4,678
		Note – Net capital employed for 2003 amounted to $3,274m, R21,830m			
8	**5**	Return on net capital – %		**5**	8
		15. Free cash flow			
3,179	**3,892**	Net cash inflow from operating activities per cash flow		**612**	534
(2,119)	**(2,879)**	Stay-in-business capital expenditure per cash flow		**(452)**	(329)
1,060	**1,013**			**160**	205

	Attributable gold produced oz 000	Total cash cost $/oz	Capital expenditure $m
South Africa	2,457 – 2,555	293 – 305	307 – 319
Vaal River			
Great Noligwa	651 – 677	258 – 268	47 – 49
Kopanang	457 – 475	294 – 306	36 – 38
Tau Lekoa	207 – 215	382 – 398	12
Surface Operations	93 – 97	325 – 339	11 – 12
Moab Khotsong	48 – 50	654 – 680	82 – 85
West Wits			
Mponeng	495 – 515	278 – 290	46 – 48
Savuka	14 – 15	613 – 639	–
TauTona	491 – 511	267 – 277	73 – 75
Argentina	207 – 215	184 – 192	14 – 16
Cerro Vanguardia	207 – 215	181 – 189	14 – 16
Australia	451 – 469	276 – 288	108 – 112
Sunrise Dam	451 – 469	268 – 278	27 – 28
Boddington [1]	–	–	81 – 84
Brazil	327 – 341	179 – 187	110 – 115
AngloGold Ashanti Mineração	234 – 244	164 – 170	98 – 103
Serra Grande	93 – 97	179 – 187	12
Ghana	647 – 672	313 – 325	103 – 108
Bibiani	54 – 56	297 – 309	1
Iduapriem	185 – 193	302 – 314	14 – 15
Obuasi	407 – 423	319 – 332	88 – 92
Guinea	250 – 260	308 – 320	21 – 22
Siguiri	250 – 260	308 – 320	21 – 22
Mali	518 – 539	269 – 279	8
Morila – Attributable 40%	215 – 223	274 – 286	1
Sadiola – Attributable 38%	185 – 193	302 – 314	7
Yatela – Attributable 40%	118 – 122	249 – 259	–
Namibia	81 – 85	301 – 313	1
Navachab	81 – 85	301 – 313	1
Tanzania	562 – 585	291 – 303	86 – 89
Geita	562 – 585	297 – 309	86 – 89
North America	323 – 337	244 – 254	12
Cripple Creek & Victor	323 – 337	238 – 248	12
Other	–	–	16
AngloGold Ashanti	5,823 – 6,058	285 – 293	786 – 818

[1] Subject to approval by the partners of the Boddington Joint Venture project.

Rates of exchange:
R/$ 6.50:1
A$/$ 0.76:1
BRL/$ 2.40:1
ARS/$ 2.96:1

GROUP VALUE-ADDED STATEMENT for the year ended 31 December

Dollar million	Notes[1]	%	2005	%	2004
Value added					
Gold income	2 and 3		**2,629**		2,309
Less: Purchases of goods and services in order to operate mines and produce refined metal, including market development costs net of other income			**(1,089)**		(873)
Value-added by operations		**80**	**1,540**	86	1,436
Fair value (loss) gain on interest rate swaps and option component of convertible bond		**(2)**	**(33)**	2	29
Exchange (loss) gain		**–**	**(5)**	–	4
Profit on disposal of assets and subsidiaries	7	**–**	**5**	1	13
Income from investments and interest received	3 and 9	**1**	**22**	3	49
Government					
Deferred taxation	13	**6**	**118**	6	107
Utilised in the group					
Retained income		**15**	**278**	2	40
Total value added		**100**	**1,925**	100	1,678
Value distributed					
Employees					
Salaries, wages and other benefits	11	**46**	**877**	49	823
Government					
– Current taxation	13	**4**	**82**	4	66
Providers of capital					
– Finance costs and unwinding of the decommissioning obligation	8	**6**	**108**	5	87
– Dividends declared		**5**	**95**	9	148
– Minorities	30	**1**	**23**	1	19
Other					
– Impairment of tangible assets	7	**3**	**64**	–	1
– Loss from discontinued operations	14	**2**	**36**	1	11
– Non-hedge derivatives		**7**	**135**	8	142
Total value distributed		**74**	**1,420**	77	1,297
Re-invested in the group					
– Amortisation and depreciation	4, 17 and 18	**26**	**505**	23	381
		100	**1,925**	100	1,678

[1] Refer to the notes on the group financial statements on pages 132 to 219.

Distribution of wealth 2005



12%
26%
46%
12%
4%
Employees for remuneration
Providers of capital
Other
State for taxes
Re-invested in the group

Distribution of wealth 2004



9%
23%
49%
15%
4%
Employees for remuneration
Providers of capital
Other
State for taxes
Re-invested in the group

Directors and executive management

Non-executive directors

Mr R P Edey (63)
FCA
Chairman
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

Dr T J Motlatsi (54)

Hon DSoc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

Mr F B Arisman (61)

MSc (Finance)
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

Mr R E Bannerman (71)

MA (Oxon) LLM (Yale)
Reginald Bannerman has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital city of Ghana. He was appointed to the board in February 2006.

Mrs E le R Bradley (67)

BSc, MSc
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Proprietary) Limited, and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

Mr C B Brayshaw (70)
CA (SA), FCA
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of companies including Anglo Platinum and Datatec.

Dr S E Jonah KBE (56)

Hon DSc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of CEO of Ashanti in 1986. He has been decorated with many awards and honours and in 2003 an Honorary Knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam Jonah was appointed as an executive director to the board of AngloGold Ashanti in 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.

Mr R Médori (48)

Doctorate Economics, Grad (Fin)
René Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

Mr W A Nairn (61)

BSc (Min. Eng)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

Mr S R Thompson (46)

MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.

Mr A J Trahar (56)

BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Non-executive directors (continued)

Mr P L Zim (45)

MCom

Lazarus Zim is chief executive officer of Anglo American South Africa Limited and is chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American group, including Anglo Platinum. Lazarus was appointed to the AngloGold Ashanti board in April 2004.

Executive directors

Mr R M Godsell (53)

BA, MA

Chief Executive Officer

Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Mr R Carvalho Silva (54)

BAcc, BCorp Admin

Chief Operating Officer – International

Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.

Mr N F Nicolau (46)

B Tech (Min. Eng), MBA

Chief Operating Officer – Africa

Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.

Mr S Venkatakrishnan (Venkat) (40)

BCom, ACA (ICAI)

Executive Director: Finance (Chief Financial Officer)

Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat

was a director in the Reorganisation Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

Mr K H Williams (57)

BA (Hons)

Executive Director: Marketing

Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 30 years of service in the gold mining industry. He is a past chairman of Rand Refinery and a director of the World Gold Council.

Alternate directors

Mr D D Barber (53)

FCA, AMP (Harvard)

David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and following the latter's retirement from the board in April 2004, he was appointed as alternate to Lazarus Zim. He is finance director of Anglo American South Africa Limited.

Mr A H Calver (58)

BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)

Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

Mr P G Whitcutt (40)

BCom (Hons), CA (SA), MBA

Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony Lea, and then to René Médori who replaced the former on the board of AngloGold Ashanti.

Executive officers

Dr C E Carter (43)

BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kelogg School of Management)

Executive Officer – Investor Relations

Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company's global investor relations programme.

Executive officers (continued)

Mr D H Diering (54)

BSc, AMP
Executive Officer – Business Planning: Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.

Mr R N Duffy (42)

BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.

Mrs D Earp (44)

BCom, BAcc, CA (SA)
Executive Officer – Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, Central Finance. Dawn was appointed an executive officer in May 2004.

Mr D C Ewigleben (52)

BSc, DJur
Executive Officer – Law, Safety, Health and Environment
Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold Ashanti's North American operations. In 2003 he was promoted to the position of president and chief administrative officer for North America, a position which was changed in 2005 to CEO. He was appointed an executive officer in January 2006. Prior to joining the group he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US).

Mr B W Guenther (53)

BS (Min. Eng)
Executive Officer – International Technical
Ben Guenther joined AngloGold as senior vice president general manager of Jerritt Canyon mine in Nevada, USA and in 2000 was seconded to AngloGold's corporate office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.

Ms H H Hickey (52)

BCompt (Hons), CA(SA)
Executive Officer – Head of Risk
Hester Hickey joined AngloGold in 1999 as Group Internal Audit Manager. She was appointed an executive officer in November 2005.

Mr R L Lazare (49)

BA, HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Executive Officer – Africa: Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations. He took up his current position in July 2005.

Mr S J Lenahan (50)

BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer of AngloGold in 1998, responsible for investor relations and assumed responsibility for corporate affairs in 2001.

Mr M P Lynam (44)

BEng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998 he joined AngloGold as treasurer and was appointed an executive officer in May 2004.

Executive officers (continued)

Mr F R L Neethling (53)

BSc (Mech. Eng)
Executive Officer – Africa: Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1992 and in 1999 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.

Mr D M A Owiredu (48)

BSc (Hons) (Mech. Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company Limited in 1984 and served in various engineering capacities. He has also served as managing director of the Obuasi, Bibiani and Siguiri mines. In March 2004, he was appointed Chief Operating Officer – West Africa following the Ashanti/AngloGold merger until his new position as Deputy Chief Operating Officer – Africa in October 2005.

Mr P W Rowe (56)

BSc (Chem. Eng)
Executive Officer – Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel. He was appointed executive officer with responsibility for the corporate technical group in January 2006.

Ms Y Z Simelane (40)

BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.

Mr T M L Setiloane (46)

FAE, BSc (Mech Eng)
Executive Officer – Marketing
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery and was appointed an executive officer and a member of AngloGold Ashanti's executive committee in February 2006.

Mr N W Unwin (53)

BA
Executive Officer – Human Resources and Information Technology
Nigel Unwin has many years experience in the field of human resources. He was appointed an executive officer in 1999.

Company secretary

Mr C R Bull (59)

BCom
Chris Bull has been employed by the Anglo American group since 1965 in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Group information

Current profile

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 63.3 million ounces as at 31 December 2005.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended.

History and development of the company

AngloGold Ashanti, as it conducts business today, was formed on 26 April 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti), which was incorporated in Ghana on 19 August 1974.

AngloGold Limited

AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all the issued share capital of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited. A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In private transactions with AAC and minority shareholders, other share interests were acquired in Driefontein Consolidated Limited (17%); Anmercosa Mining (West Africa) Limited (100%); Western Ultra Deep Levels Limited (89%); Eastern Gold Holdings Limited (52%); Erongo Mining and Exploration Company Limited (70%); and other sundry share interests. In exchange, 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders. AngloGold also acquired gold exploration and mining rights from AAC and other companies: 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies in exchange. In addition, AngloGold acquired from AAC and JCI all the rights under service agreements relating to the companies listed above – from AAC in exchange for 6,834,872 ordinary shares, and from JCI for R62 million ($11 million).

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on 1 January 1998 for accounting purposes.

Subsequent to its formation:
- AngloGold purchased Minorco's gold interests in North and South America with effect from 31 March 1999;
- with effect from 31 December 1999, AngloGold acquired Acacia Resources in Australia. A total of 18,020,776 AngloGold shares were issued in the transaction;
- with effect from 3 July 2000, AngloGold acquired a 40% interest in the Morila mine in Mali from Randgold Resources Limited;

- on 15 December 2000, AngloGold acquired a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited. Following the business combination, the remaining 50% interest was acquired;

- in 2000, in support of its market development initiatives, AngloGold acquired a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33% holding in Gold Avenue, an e-commerce business in gold. Gold Avenue continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound up;

- on 9 April 2001, the sale to Harmony Gold Mining Company Limited of the Elandsrand and Deelkraal mines for R872 million ($109 million) became unconditional;

- in January 1998, the No. 2 Shaft Vaal River Operations was tributed to African Rainbow Minerals (currently Harmony Gold Mining Company Limited) (ARM) on the basis that 40% of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. On 1 July 2001, AngloGold disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for the sum of R10 million ($1 million);

- on 5 September 2001, AngloGold announced that it was to make a take-over offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. This did not come to fruition. Arising from the offer, 6,869,602 AngloGold ordinary shares were issued. This excluded 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on 21 January 2002 realising a total of $158 million;

- on 1 January 2002, the sale of AngloGold's Free State assets to ARM and Harmony, through a jointly-owned company, for a net consideration of R2,523 million ($229 million) (including tax payable by AngloGold and net of contractual obligations), became effective;

- during July 2002, AngloGold acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, for a net consideration of $97 million, increasing its interest in Cerro Vanguardia to 92.5%;

- AngloGold disposed of its wholly owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone-crushing company, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from 1 October 2002, for a consideration of R5 million;

- on 23 May 2003, AngloGold announced that it had signed an agreement to sell its wholly owned Amapari project to Mineração Pedra Branca do Amapari for a total consideration of $18 million. The effective date of the transaction was 19 May 2003. The Amapari project is located in the State of Amapá, in northern Brazil. Since acquiring the property as part of the Minorco transaction, AngloGold sought to prove up additional reserve ounces so as to achieve a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell;

   
   

- on 6 June 2003, AngloGold announced that it had finalised the sale of its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before 30 November 2005 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms as announced on 8 April 2003. On 23 April 2005, the company received a further 416,667 fully paid Helix shares and 37,281 Helix options following a rights issue. The company did not exercise its rights in terms of the Helix options which expired on 30 November 2005;

- on 2 July 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective 30 June 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and rehabilitation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003;

- on 8 July 2003, AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited for a consideration of $23 million;

- on 18 September 2003, AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area in South Africa to AngloGold for a cash consideration of R315 million ($48 million); and

- on 20 January 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami project. This followed an initial payment of A$0.3 million ($0.2 million) made on 24 November 2003, when the Heads of Agreement was signed by the companies. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period, 10 October to 18 October 2005, AngloGold Ashanti Australia reduced its shareholding in Tanami Gold to 5%, with the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3 million).



Ashanti Goldfields Company Limited

Ashanti Goldfields Corporation Limited was founded in 1897 to develop a mining concession in the area of the operations at Obuasi. In 1969, Ashanti became a wholly owned subsidiary of Lonrho Plc (later Lonmin Plc, a UK-listed company which at that time had interests in mining, hotels and general trade in Africa).

The government of Ghana acquired 20% of Ashanti from Lonmin in exchange for the extension of Ashanti's mining lease over its concession area. In 1972, the government of Ghana formed a Ghanaian company to take over the assets, business and functions formerly carried out by Ashanti, holding 55% of the outstanding shares. Further developments include:

- in 1994, as part of its divestiture policy, the government of Ghana sold part of its holding at which time the company was listed in Ghana;
- in 1996, Ashanti acquired companies holding interests in the Ayanfuri, Bibiani, Iduapriem, Siguiri and Freda-Rebecca properties as well as an interest in what was then the Geita exploration concession in Tanzania. This was followed by the acquisition in 1998 of SAMAX Gold Inc., the principal asset of which was the other part of the interest in the Geita exploration concession adjacent to Ashanti's existing licence area;
- in 1999/2000, the Geita mine was developed and, in 2000, AngloGold acquired a 50% interest; and
- in 2000, Ashanti acquired a 90% interest in the Teberebie mine, adjacent to the Iduapriem mine.

From the end of 1999 to June 2002, commencing with a sharp rise in the price of gold which led initially to a liquidity crisis, Ashanti engaged in a process of financial restructuring with its banks, hedge counterparties and noteholders. In June 2002, the company completed a financial restructuring which involved entering into a new enlarged revolving credit facility of $200 million: raising approximately $42 million from the early exercise of 70% of its warrants (which were previously issued to banks and hedge counterparties and which were exchangeable for shares); reaching agreement with hedge counterparties for continued margin-free trading; and raising $75 million through the issue to its largest shareholder, Lonmin, of mandatorily exchangeable notes (MENs).

Business combination between AngloGold and Ashanti

The business combination between AngloGold and Ashanti Goldfields Company Limited which was originally announced on 16 May 2003 was completed with effect from Monday, 26 April 2004, following the confirmation by the High Court in Ghana on Friday, 23 April 2004, of the scheme of arrangements, in terms of which AngloGold acquired the entire issued share capital of Ashanti. In terms of the business combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Each ADS represents one ordinary AngloGold share. Ashanti became a private company and a wholly owned subsidiary of AngloGold, and AngloGold changed its name to AngloGold Ashanti Limited on 26 April 2004, the effective date of the transaction.



Developments since April 2004

Developments by the AngloGold Ashanti group since April 2004 include:

- on 1 July 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9% stake in the company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5% was acquired during July 2004. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective New Frontier. On 23 December 2004, it was announced that the second subscription had been delayed to 15 April 2005, while on 18 April 2005, the second subscription date was extended by a further two weeks to 29 April 2005. On 28 April 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The revised terms of the subscription were approved by TSG shareholders on 27 May 2005 and AngloGold Ashanti's 17.5% equity interest in TSG increased to 29.9% on 31 May 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed. The company's aggregate shareholding in TSG at 31 December 2005 was 12,263,170 ordinary shares (29.9% interest held);

- on 5 August 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold Mining Company Limited (50%), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation;

- in a joint announcement on 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a deferred consideration of $2 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine. The sale was effective on 1 September 2004;

- on 11 October 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3% stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement is being used to fund the exploration activities along strike from current



Mineral Resources at the Siana project, and to test the nearby prophyry gold-copper targets in the Surigao region of the Republic of the Philippines. On 26 August 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1%. For a period of two years commencing in October 2004, AngloGold Ashanti has the right to enter into joint venture arrangements on Red 5's tenements (excluding the Siana project) with the potential to earn up to a 67.5% interest in areas of interest through further investment and exploration in these joint venture areas. The company has not yet entered into such joint venture arrangements;

- in 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetising all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective 30 June 2003. Based on the agreement reached between the parties, on 25 August 2004, AngloGold Ashanti was paid approximately $7 million for its portion of the deferred payments and future royalties, thereby monetising all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained;

- agreement was reached to sell AngloGold Ashanti's 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum

group metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. The sale was effective on 1 September 2004;

- AngloGold Ashanti completed a substantial restructure of its hedge book in January 2005, details of which are available in the December 2004 quarterly report which is available on the corporate website;

- on 26 January 2005, AngloGold Ashanti signed a three-year revolving credit facility for $700 million. For full details, see note 31 on page 174;

- on 29 April 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100% AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills joint ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before 15 December 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent Gold Limited;

- AngloGold Ashanti's board approved, on 26 January 2005, a $121 million expansion project at the company's Cuiabá mine in south-eastern Brazil. The project will focus on the deepening of the mine to access the Serrotinho and Fonte Grande



orebodies located below the existing mine, which accounts for 60% of the total Mineral Resource at Cuiabá. It is anticipated that production will increase from the current 190,000 ounces per annum to 250,000 ounces per annum at an estimated cost of $169 per ounce over the life of the project and would extend the life of mine profile by six years to 2019;

- on 19 July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in exchange for Aflease shares in a transaction valued at R75 million ($11 million). On 19 December 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated);

- the Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that application for the new order mining rights in terms of the South African Mineral Resources and Petroleum Development Act had been granted. AngloGold Ashanti is of the conviction that the new mineral rights dispensation seeks to begin to remedy the economic legacy of apartheid by ensuring that economic opportunity becomes available to increasing numbers of South African citizens, while simultaneously seeking to maintain local and international economic confidence, and to promote economic growth;

- on 11 August 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project to Arunani SAC, a local Peruvian corporation, for a total consideration of $12.5 million, with an option to repurchase 60% of the project should economically viable reserves in excess of

2 million ounces be identified within three years. The exploration project is located approximately 800 kilometres south-east of the city of Lima in Peru; and

- on 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with China explorer, Dynasty Gold Corporation, to acquire an effective stake of 8.7% in that company, through the purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit will consist of one common share and one-half common share purchase warrant, exercisable at a price of C$0.60 per unit for two years.

In each of the above matters, the investor public was duly informed through the prescribed routes by the stock exchanges on which the company is listed.



The gold market

Products

AngloGold Ashanti's main product is gold. A small portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

Gold market

The gold market is relatively liquid compared with many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for almost 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent with other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.

Changes in exchange rates against the dollar particularly affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of the metal ensued in the region. Recoveries in Asian currencies since 1999 have resulted in a decline in gold prices in these currencies, which in turn has led to a rise in gold demand in Asian countries to previous levels. In the investment market, a strong dollar during the 1990s had a negative effect on investment demand for gold in developed economies. Since 2001, the weakness in the dollar has been an encouragement to investors to buy gold.

While political and economic crises can have either a positive or negative impact on gold, this is not inevitable. As a recent example of this, in 1998, despite negative sentiment caused by the Russian financial crisis and ensuing corrections in the capital markets worldwide, the price of gold remained stable. By contrast, more recent political events in the Middle East have helped to drive the gold price higher.

The market in 2005

New levels of investor and speculator interest in gold during 2005 led to the gold price reaching 25-year highs. Despite a lull at the beginning of 2005, investor interest in gold resumed and significantly exceeded that of 2004. This was most marked towards the end of the year, the fourth year of the current rally in the gold price. The average gold price for the year was $445 per ounce, an increase of 9% on 2004. In January 2006, the gold price reached a 25-year high of $567 per ounce.

The weaker dollar in the first half of 2005 continued to influence the dollar gold price. However, this relationship did not apply during the second half of the year when the gold price strengthened in spite of a stronger dollar. A significant feature of the year was the break in the four-year link between the gold price and the dollar/euro exchange rate, and a material increase in the gold price in non-US dollar terms for the first time in the current gold price cycle. After averaging €325 per ounce for the past four years, the gold price reached a high of €457 per ounce on 12 December.

The resurgence in the dollar also contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year. At its weakest point of R6.96/$1, the South African currency had lost some 19% against the dollar since the beginning of January 2005, when the exchange rate reached R5.64/$1. The rand however strengthened towards the end of the year and recouped most of its intra-year losses, averaging R6.35/$1 for the year, compared to an average of R6.42/$1 for 2004. The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December, providing some relief for South African gold producers.

Several circumstances outside of currency markets encouraged interest in gold during the year. Probably the most direct influence on sentiment came from the oil market, where particularly supply disruptions caused by hurricane damage in the USA pushed the spot price of benchmark West Texas Intermediate up to a record price of $70/barrel in early September. Speculation over the likely impact of increases in the oil price on inflation and on global economic growth led to increased buying interest in gold, and there was a correlation between increases in the gold price and the spot price of oil during the second half of the year.

Although expectations of rising inflation rates are often used to justify higher gold prices, there is little conclusive evidence of an increased threat of inflation at present, notwithstanding base metal, commodity and energy price increases in recent years. While headline inflation in the USA rose towards the end of the year, this was due largely to the impact of higher retail pump prices for gasoline, and annual core inflation in the US remains a little over 2%. Most recently, core inflation in Europe remains below 2%. Nevertheless, the impact of higher oil prices has introduced a sense of uncertainty about the health of the global economy, which continues to encourage interest in gold among both investors and speculators.

Speculative demand

To measure the extent of investor interest in the metal, the open position on the New York Comex, and the holdings of the gold exchange traded funds (ETFs) should be considered together. The Comex continued to be the most direct predictor of gold spot price movement for much of the year, with the spot price of metal tracking changes in the buying interest on that exchange until the final quarter of the year. The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 of over 22 million ounces net long (685 tonnes net long), and this sustained long position on Comex has helped to keep the gold price firm and rising. To the net open Comex interest should be added aggregate investor holdings in gold ETFs, which by January 2006 amounted to some 13 million ounces or 400 tonnes of gold. These ETF holdings were accumulated mostly during the past 12 months, and predominantly from the launch of the New York Stock Exchange's

streetTRACKS fund in late 2004. The combined Comex and ETF holdings today exceed 30 million ounces, or almost 950 tonnes of gold in net investment and speculative positions in developed markets.

Demand

Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price during the final quarter of 2005, but overall figures for fabrication offtake for the year remained positive. Consumption of gold in jewellery increased by 5% for the year, largely on the back of strong growth in India and the Middle East. In India, general economic growth has translated to better demand on a wide front and during the first half of 2005, that market was able to adjust to higher and more volatile gold prices, although Indian offtake was to fall sharply during the final quarter of 2005. Improved offtake in the Middle East was sustained throughout the year, primarily on the back of increased oil revenue in that region. There was growth in demand for gold jewellery in both Turkey and China too. As has been the case for some time, however, the offtake of gold jewellery in the developed markets of the United States, Europe and Japan remained disappointing.

Net bullion supply on the market was higher, driven particularly by a year-on-year increase of over 40% in official sales of gold, to 663 tonnes for 2005, and significantly reduced de-hedging by gold producers. The market returned to an over-supply position during the second half of 2005.

With investment demand still positive for gold, the final balance of supply and demand in the gold market will remain of secondary importance. Investor and speculation purchases on the margin will continue to be the price-determining force in the gold market. However, in the longer term it is important that physical demand is healthy given the ability of the physical market to provide offtake and floor price support at times when investor or speculator interest weakens.

Official sector

The most significant issue for gold in the official sector in 2005 was the proposal made by certain members of the International Monetary Fund (IMF) during 2005, to sell outright a portion of the gold reserves of the IMF to provide debt relief for heavily indebted poor countries. While this proposal contributed to a measure of negative sentiment in the gold market at the time, the announcement by the G8 that such a debt relief programme would not be funded by either a revaluation or sale of the gold reserves of the IMF, removed the uncertainty that IMF sales might cap the gold market in the future.

Hedging

As at 31 December 2005, the net delta hedge position of AngloGold Ashanti was 10.84 million ounces or 337 tonnes, valued at the spot price of gold on that date of $517 per ounce. The marked-to-market value of the hedge position at this date was negative $1.941 billion. The increase in the size and negative value of the hedge in the latter half of the year was due mainly to the increase in the spot price of gold against which the hedge is valued, which was 19% higher at the end of 2005 than the spot price of $435 per ounce at which the hedge had been valued at 31 December 2004.

Marketing channels

Gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5% gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5% and above – the metal could be sold by the refineries to the bullion banks or directly by the company to the bullion banks, and the proceeds are paid to the group.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market in buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti delivers the physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the group's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

Gold market development

The challenge for marketing gold is significant. This is especially so given that demand for gold jewellery in many developed markets has declined materially in the past five years, with gold jewellery sales losing ground to other luxury consumer goods in developed markets.

AngloGold Ashanti is committed to growing the market for gold. The group's marketing programme aims to increase the desirability of its product, to sustain and grow demand, and to support the deregulation of the market in key economies.

During 2005, AngloGold Ashanti spent some $13 million on gold marketing initiatives, of which 66% was spent through the World Gold Council (WGC). Gold marketing expenditure by AngloGold Ashanti in 2004 and 2003 amounted to $15 million and $19 million, respectively.

Independently of its support for the WGC, AngloGold Ashanti is active in a number of other marketing projects that support gold. It remains the only gold group in the world to have committed this level of resources to the marketing of the metal it produces.

Downstream initiatives have included GoldAvenue, an internet venture selling gold jewellery, established between AngloGold Ashanti, JP Morgan Chase and Pamp MKS of Geneva in 2000. This venture continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound up.

The United States remains an important focus market for AngloGold Ashanti's marketing initiatives, due to its value and influence on gold jewellery retailing trends. However, AngloGold Ashanti now includes in its international marketing initiatives the emerging markets of India and China. In both of these markets, gold jewellery purchases have a traditional or cultural motivation. Among modern urban consumers in India and China, however, gold jewellery is increasingly competing for consumer spend with other luxury goods. Initiatives in India and China therefore focus on the modernisation of retail channels for gold jewellery consumption and on the development of a modern product offer which can sustain and grow consumer interest in gold jewellery purchases for non-traditional reasons.

AngloGold Ashanti holds a 25% stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream beneficiation of gold in South Africa. AngloGold Ashanti and OroAfrica have co-operated in a number of projects, including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the Centre is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation. The Centre has been used during the past year to develop a new range of gold jewellery with an African theme. The Design Centre was commissioned by the South African Parliament in 2003 to manage the fabrication of the new Parliamentary mace to celebrate the tenth year of democracy in South Africa. The mace was successfully completed and presented to Parliament in 2003.

Also in the area of design innovation, AngloGold Ashanti's Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa, and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-winning works are exhibited and used in fashion shows and other events both locally and abroad. The 2005 competition attracted a record total of 559 entrants and a record number of student and professional jewellers attended training workshops held by AngloGold Ashanti in Johannesburg, Cape Town and Durban.

A biennial gold jewellery design competition in Brazil, the Designers Forum, was launched by the group in 2002. It was the first such competition in that country. The competition generated unprecedented interest in 2004, with a high quality of design and craftsmanship and some 650 projects involved. From these, 33 pieces were selected for the collection.

The Gold of Africa Museum was inaugurated in 2001 in Cape Town with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998. The museum also serves as a training facility in the jewellery industry in Cape Town. The museum continues to attract a growing number of visitors, and to provide special visits for school groups in the Cape Town area.

Other South African projects in 2005 include the launch of a scheme to provide cost-effective financing for South African gold jewellery manufacturers, in partnership with Gold Fields Limited, BAE Systems/Saab (through defence contract offset obligations) and Standard Bank. The scheme aims to lower the cost of financing gold working inventory to manufacturers, thereby enabling them to compete more effectively in international markets. In 2005, AngloGold Ashanti also worked in conjunction with the Department of Trade and Industry (DTI), the Industrial Development Corporation of South Africa (IDC) and the WGC to produce a publication on the gold industry in South Africa entitled 'Gold in South Africa: Mining, Refining, Fabrication and Trade'. This publication is intended to provide a source of reference on the gold industry in South Africa and is the first attempt to collate data on the South African gold industry in all of its various activities.

AngloGold Ashanti and Mintek, South Africa's national metallurgical research organisation, launched Project AuTEK in 2002 to research and develop industrial applications for gold. Project AuTEK has developed a gold-based catalyst for the oxidation of carbon monoxide at ambient temperatures. Mintek has carried out pilot-scale catalyst production tests. Negotiations for the commercial production of the catalyst have commenced.

An important feature in many of AngloGold Ashanti's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold Ashanti's commitment to adding value to gold extends beyond mining and aims to contribute towards the upliftment of people and the sustainability of communities.

AngloGold Ashanti remains a sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. In 2004, the company also sponsored the expansion of the Soweto Jewellery School to enable it to double its intake of students from 2005.

Financial review

AngloGold Ashanti, with the exception of the former Ashanti mines in Ghana, reported a sound operating performance for the 2005 financial year; this did not, however, translate into an improved financial performance.

Results for the year

- Average dollar gold spot price at $445 per ounce, 9% higher than 2004.
- 2005 received gold price increased by 11% to $439 per ounce.
- Adjusted gross profit up by 6% to $469 million.
- Adjusted headline earnings decreased by 26% to $200 million or 76 US cents per share, from $271 million or 108 US cents per share in 2004.
- A final dividend of 62 South African cents per share or approximately 10 US cents per share was declared, resulting in a total dividend for 2005 of 232 South African cents or approximately 36 US cents per share.
- Return on net capital employed decreased from 8% to 5%.
- Return on equity decreased from 7% to 4%.
- Gold production from continuing operations was 6% higher at 6.2 million ounces, largely owing to increased production from the Australia, Ghana and Guinea operations. Their contribution was partially offset, however, by planned reductions in production at the South African operations.
- Total cash costs increased by 6% to $281 per ounce, largely owing to the impact of stronger operating currencies, inflation and lower grades mined in the year.
- Ore Reserves down 20% to 63 million ounces and Mineral Resources 19% lower at 176 million ounces as at the end of December 2005.

Exchange rates

The average exchange rate for the year ended 31 December 2005 was R6.37:$1 compared with R6.44:$1 in 2004. The average value of the Australian dollar versus the US dollar for 2005 was A$1:$0.76 compared with A$1:$0.74 in 2004.

Gold production

The increase in production of 6% to 6.2 million ounces was largely a result of a full year's attributable production from the former Ashanti mines in Ghana and Guinea, and higher production at Sunrise Dam,

Morila, Mponeng and Navachab. This increase was partially offset by reduced production from the underground operations in South Africa.

Production from the South African operations decreased by 6% to 2.68 million ounces mainly as a result of the following:

- a drop in the grade and volume mined at TauTona due to a reduction in face advance as a result of geological complexity;
- declines at Tau Lekoa offset by improved grades;
- a decrease in the volumes mined at Savuka as the mine nears closure; and
- the lower grades mined at Great Noligwa.
- these were offset by improvements at Mponeng where the recovered grade increased by 12% and production by 17%.

Australia's production was 45,000 ounces higher at 455,000 ounces as a result of a 1% decrease in tonnes treated and a 12% improvement in grade to 3.9g/t.

Production in Brazil increased by 12,000 ounces. At AngloGold Ashanti Mineração production was 4% higher at 250,000 ounces as a result of the increased tonnages treated, despite this being of a lower grade. Serra Grande production was 2% higher at 96,000 ounces, a result of increased higher grade tonnage.

The Ghanaian operations produced 680,000 ounces for the year compared with 485,000 ounces for the eight months to 31 December 2004. Although production at Obuasi totalled 391,000 ounces, this was hampered by a 9% decline in grade mined to 4.77g/t. Also exacerbating the situation were equipment failures, shortages and adverse weather conditions. Production of 115,000 ounces at Bibiani was also constrained by a 22% decline in grade to 1.45g/t. Mining activities here are nearly complete. At Iduapriem, attributable production was 174,000 ounces at a yield of 1.71g/t.

At Siguiri in Guinea, attributable gold production increased to 246,000 ounces for the year compared with 83,000 ounces for the eight months to December 2004. This increase was mainly due to the processing of the ore through the new CIP plant.

Gold production in Mali increased by 11% or 53,000 ounces to an attributable 528,000 ounces. This was mostly a result of a 28% increase in attributable production at Morila to 262,000 ounces, with the average yield increasing by 22% to 5.41g/t. Attributable gold production at Yatela rose to 98,000 ounces although grade declined to 2.99g/t. At Sadiola, attributable production declined by 3% to 168,000 ounces as milled tonnages decreased and grade declined.

In Namibia, Navachab produced 81,000 ounces, which was 21% up on 2004 with an increase in yield of 29% to 2.05g/t. This increase occurred despite the equipment failures experienced during the year.

At Geita in Tanzania, gold production increased by 8% to 613,000 ounces, largely as a result of the increased tonnage treated although grade declined to 3.14g/t. The move to owner-mining was completed during July 2005.

Gold production at Cripple Creek & Victor in the United States remained steady at 330,000 ounces, mainly owing to the slightly higher recoveries obtained from the increased tonnages processed.

Income statement

Gold income

The average spot price of $445 per ounce for the year was 9% higher than that in 2004. However, in rand terms, the average spot price was 7% higher at R91,154 per kilogram. The received gold price increased by $45 per ounce or 11% to $439 per ounce.

Gold income increased by 14%, rising from $2,309 million in 2004 to $2,629 million in 2005. This increase was primarily a result of the improvement in the received price of gold and the increase in ounces sold.

Cost of sales

Cost of sales rose by 20% from $1,924 million in 2004 to $2,311 million in 2005. This was largely attributable to currency and inflationary effects, with the latter resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices.

Cost of sales changes can be further analysed as follows:

- total cash costs increased to $1,768 million in 2005 from $1,549 million in 2004 (or from $264 per ounce to $281 per ounce), despite the 6% increase in production to 6.2 million ounces in 2005. Of the $17 per ounce increase in total cash costs, $4 per ounce related to stronger operating currencies relative to the dollar, $19 per ounce to inflation, and $8 per ounce to lower grades. Cost savings initiatives helped to negate this by $14 per ounce. The stringent savings programme was designed to eliminate $110 million in costs by the end of 2005 but had the effect of achieving savings of $160 million.

- retrenchment costs were $26 million in 2005 compared with $7 million in 2004. These costs were incurred as a result of a general cost efficiency drive, the benefits of which will be felt in coming years; the downsizing of operations at Savuka as it moves to closure, and staff reductions at other South African mines;

- rehabilitation and other non-cash costs increased by $35 million compared with the previous year, largely because of changes to estimates and a reassessment of the processes to be undertaken to complete the group's restoration obligations;

- the amortisation of tangible assets at $503 million was $123 million higher than in 2004. This increase is largely attributable to a full year's amortisation of the former Ashanti assets and a reassessment of the useful lives; and

- inventory movement increased by $10 million in 2005 compared with an increase of $18 million in 2004. The favourable movement in inventory arose mainly as a result of the increase in heap-leach inventory at Cripple Creek & Victor in the United States and grade streaming at Siguiri in Guinea which resulted in more ore being milled than was mined.

Other expenses

- Corporate and other administration expenses increased by $13 million on the previous year to $64 million, as the costs associated with the former Ashanti corporate offices were accounted for the full 12 months. In addition, corporate costs were further adversely affected by the strengthening of local currencies against the dollar in a largely rand-driven cost area.

- Market development costs amounted to $13 million, most of which was spent through the World Gold Council.
- Exploration continued to focus around the operations in the countries in which the group operates, namely, Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities are moving to new prospects in the Democratic Republic of Congo, Colombia, Alaska, China, Mongolia and Russia. The spend for 2005 was $79 million of which $45 million was for greenfields exploration. The decrease in exploration costs of $1 million on the previous year was a result of reduced expenditure in brownfields areas.
- The change in international accounting standards from 1 January 2005 resulted in the amortisation of goodwill reducing to nil. Goodwill is no longer amortised but is considered for impairment on an annual basis.
- Non-hedge derivatives recorded a loss in the current year of $135 million compared to a loss of $142 million in the previous year. The loss is primarily a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared with the previous year.
- Other operating expenses include post-retirement medical provisions mainly in South Africa of $9 million and other employment costs of $11 million.
- The group incurred operating special items of $77 million arising from an impairment of various assets in Ghana of $38 million at Bibiani, abandoned development in South Africa of $6 million, the reduced value of the tax concession in Ghana (following a reduction in tax rates) of $20 million, as well as cancellation fees on the termination of contract mining at Geita and the settlement of various indirect tax disputes, which was offset by the profit on disposal of various exploration properties.

Operating (loss) profit

The group incurred an operating loss in 2005 of $36 million compared with a profit of $102 million in 2004, caused mainly by the increase in cost of sales, increased impairment, contract cancellation fees on the transition to owner-mining and the effects of the unrealised loss on the hedges.

Adjusted gross profit increased by 6%, from $441 million to $469 million. Factors affecting adjusted gross profit positively were the significantly higher gold price, which contributed $45 per ounce, and a full year's results from the former Ashanti operations, which contributed $29 million. On the negative side was inflation, which reduced profit by $96 million, lower grades mined $32 million, lower volumes mined $7 million and local operating currencies which strengthened marginally relative to the dollar. Amortisation costs increased due to the reassessment of useful lives and increased capital expenditure.

Loss attributable to equity shareholders

Loss attributable to equity shareholders includes an operating loss of $36 million as well as the following:

- interest received, which decreased by $24 million to $25 million, mainly as a result of the reduction in funds due to the expanded capital expenditure programme and cash required to complete the hedge restructuring in the early part of the year;
- finance costs, which increased by $21 million to $108 million, mostly as a result of interest due on overdrafts and bank loans, and the convertible bond. The unwinding of the decommisioning and restoration obligations amounted to $9 million for the current year compared to $8 million in the previous year;
- the taxation credit was lower at $36 million compared with a credit of $41 million in 2004, primarily a result of the reduced earnings for the year and changes in the estimated deferred tax rate arising from reductions in corporate tax rates in South Africa and Ghana. This credit has a substantial positive effect on adjusted headline earnings;
- the minorities' share of earnings of $23 million; and
- adjusted headline earnings decreased by 26% from $271 million to $200 million. Factors affecting adjusted headline earnings were mainly the factors affecting adjusted gross profit and the increases in corporate and net operating expenses, reduced interest received and increased finance costs.

Cash flow

Operating activities

Cash generated from operations was a combination of losses before taxation of $160 million as set out in the income statement, adjusted for movements in working capital and non-cash flow items. The most significant non-cash flow items were the movement on non-hedge derivatives of $262 million and the amortisation of tangible assets of $503 million.

Cash generated from operations of $699 million was reduced as a result of the closure and subsequent environmental and tailings activity costs at Ergo of $31 million; environmental, rehabilitation and other expenditure of $16 million; costs associated with the termination of an employee benefit plan of $10 million, and mining and normal taxes paid of $30 million.

Net cash inflow from operating activities was $612 million in 2005, which is 15% higher than the amount of $534 million recorded in 2004. The increase was mainly a result of the higher average gold price received for the year which in turn resulted in increased receipts from customers.

Investing activities

Funds of $612 million generated from operating activities were used to grow the group and a sum of $722 million was invested in capital projects. Total capital expenditure during 2005 was $137 million higher than in 2004, mainly due to the conversion to owner-mining in Tanzania, the inclusion of the former Ashanti operations for a full 12 months and the bringing to commercial production by January 2006 of the Moab Khotsong mine.

Capital expenditure in Namibia declined to $5 million in 2005 from $21 million in 2004. The high levels of expenditure in 2004 was a consequence of the conversion at Navachab from contractor-mining to owner-mining. In South Africa, capital expenditure increased by 4% to $347 million. In Australia, capital expenditure increased from $28 million to $38 million, primarily because of the Sunrise Dam trial underground mining project.

Capital expenditure in the United States decreased from $16 million to $8 million as a result of the higher expenditure in 2004 on the expansion project at Cripple Creek & Victor.

Investments acquired during 2005 include an additional stake in Trans-Siberian Gold plc at a cost of $15 million, increasing the investment in the Russian venture to 29.9%, and an increase in investments in the Rehabilitation Trust Funds established by AngloGold Ashanti in compliance with regulatory requirements.

Proceeds from the disposal of investments, tangible and discontinued assets amounted to $13 million. This related to the disposal of assets and discontinued assets arising from the cessation of operations at Ergo and various smaller exploration properties in Australia and Peru.

Cash outflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $69 million. The net cash outflow after investment activities amounted to $771 million.

Financing activities

The net cash flows from financing activities increased by $50 million to an inflow of $82 million in 2005 (inflow of $32 million in 2004):

- Proceeds from borrowings during 2005 amounted to $659 million, and included a $470 million drawdown on the $700 million syndicated loan facility, other short-term money market borrowings of $129 million and other sundry amounts.
- Repayment of borrowings included $265 million on the $600 million syndicated loan facility which was cancelled and $15 million on the new $700 million syndicated loan facility. Other loan repayments included normal scheduled payments in terms of loan agreements.

Dividend payments totalling $169 million were made during the year, compared with the dividend paid in 2004 of $198 million.

On 27 January 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility which matured in February 2005. The facility was used to repay the maturing facility of $600 million ($265 million drawn as at 31 December 2004) and for general corporate purposes. This new facility reduced the group's effective cost of borrowings, as the borrowing margin over LIBOR reduced from 70 to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's relationship banks. The group expects to finance the repayment of debt of $188 million which is scheduled to mature in 2006 from existing cash resources, cash generated from future operations, existing debt facilities and, potentially, future debt facilities and debt instruments.

The net result of AngloGold Ashanti's operating, investing and financing activities was a net cash outflow of $77 million which, when deducted from the opening balance of $289 million, and a negative translation of $3 million, resulted in a closing cash and cash equivalents balance of $209 million.

Overview of the hedge book

AngloGold Ashanti actively manages its hedged commitments under changing market circumstances. The company believes that market circumstances favourable to the gold price are likely to remain in place for some time.

Following the completion in January 2005 of a substantial restructuring of the hedge book, as well as the restructuring of the Geita hedge book during the year, the hedge book now stands at 10.8 million ounces. This represents cover equal to 35% of five years' forecast production spread over a ten-year period.

Recent developments

- On 26 October 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American plc that it intended to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.
- The board of directors has approved the Boddington expansion project.
- The group's associate, Trans-Siberian Gold plc, announced the intended development at its Asacha operation, which is subject to completion of project financing, and expected to start underground development in August. The total capital and pre-production costs of the Asacha project are estimated at $90 million of which $22 million has already been spent, leaving $68 million

to be funded through project finance and equity or an equity-linked instrument. The group has agreed to participate in this funding to maintain its shareholding.
- AngloGold Ashanti announced on 27 February 2006 that the group had acquired an effective interest of 8.7% in Dynasty Gold Corporation, an exploration company with projects in China, with a $2 million private placement in shares and warrants.

Outlook

AngloGold Ashanti expects production to decline marginally to within a range of 5.9 million ounces to 6.1 million ounces, as Bibiani phases into a tailings-only operation in combination with the forecast closure of Savuka. Total cash costs are anticipated to be between $285 per ounce and $293 per ounce, based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and ARS/$2.96. Capital expenditure for the year is estimated to be between $786m and $818m and will be managed in line with profitability and cash flow. The depreciation and amortisation charge for 2006 is estimated to be approximately $577 million.

Based on current business planning, in 2007, AngloGold Ashanti expects its gold production to increase to between 6.3 million ounces and 6.5 million ounces. This growth will be driven primarily by forecast increased production at the following operations:
- in South Africa, production at Moab Khotsong is expected to increase by approximately 80% in line with the development plan;
- in Australia, Sunrise Dam production should increase by approximately 25% as the higher grade GQ lobe is accessed;
- in Brazil, at AngloGold Ashanti Mineração, production is anticipated to increase by almost 40% as a consequence of the Cuiabá deepening project;
- in Ghana, both Iduapriem and Obuasi should see planned increases in production of between 10% and 15% respectively; and
- in Tanzania at the Geita mine, production is forecast to rise by over 50% due to mining in the higher grade Nyankanga Cut 4.

These forecast increases in production offset planned reduced production at Tau Lekoa in South Africa, Bibiani in Ghana, Yatela in Mali and at Cripple Creek & Victor in the United States.

Introduction

Products and geographic locations

AngloGold Ashanti's main product is gold. An insignificant portion of its revenue is derived from the sale of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

The company has 21 operations in 10 countries around the world (see map). While these operations are managed on a regional basis, they are reported on country-by-country.

Operating review

Overall gold production in 2005 rose to 6.2 million ounces, an increase of 6% on the previous year. No new operations came into production in 2005, while the Ergo facility in South Africa was closed and the Savuka mine, also in South Africa, is currently in closure mode.

Strong operating currencies against the dollar – particularly the South African rand and the Brazilan real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was mitigated by large-scale cost-saving initiatives, once again primarily in the South

African region. Consequently, total cash costs rose by 6% to $281 per ounce.

Capital expenditure, at $722 million, rose by 23% from the previous year – of this, 63% was stay-in-business capital expenditure and the balance of 37% was for new projects. In January 2005, the board announced its approval of the Cuiabá expansion project, at AngloGold Ashanti Mineração in Brazil, as reported below.

Safety and health

Regrettably, 25 employees lost their lives in work-related accidents at AngloGold Ashanti in 2005 (2004: 31) in 22 separate accidents. Of the fatalities, 17 were at the South African operations, seven at Obuasi in Ghana and one at AngloGold Ashanti Mineração in Brazil. This performance, while short of the group's stated objective of achieving a fatality-free work environment, reflects a continued improvement both year-on-year and in the longer term. The group's fatal injury frequency rate (FIFR) for 2005 was 0.14 per million man-hours worked, which is a 26% improvement on the 2004 rate of 0.19. This is an improvement of 64% on the FIFR of 0.39 achieved seven years ago in 1998.

Gold production (000oz)



Total cash costs ($/oz)



Capital expenditure ($m)





It is cause for concern that the group's lost-time injury frequency rate (LTIFR) in 2005 rose by 3% to 6.75 per million man-hours from 6.56 the previous year. Efforts are being renewed to reverse this upward trend.

Nonetheless, the significant downward trend since 1998 (LTIFR of 14.52 in 1998) remains intact with a 54% improvement achieved over the seven-year period.

The Cripple Creek & Victor mine has operated without a lost-time injury since November 2003.

Comprehensive reporting on occupational safety and health, HIV/AIDS and malaria, the environment, corporate social investment and labour practices and other issues relating to sustainable development can be found in the company's Report to Society 2005, which will be published at the end of March 2006. While the Report to Society reports in terms of company values and business principles, it also reports in accordance with the Global Reporting Initiative (GRI). The Report to Society will be available on the company's website at www.AngloGoldAshanti.com from the end of March 2006, or from the contact persons listed at the end of the report.

Outlook

Gold production in 2006 is expected to decline marginally to within a range of 5.8 million ounces to 6.1 million ounces.

Capital expenditure is estimated to be between $786 million and $818 million in 2006, mainly at the South African, Brazilian and former Ashanti operations.

FIFR: 1998 to 2005
(per million hours worked) Group



LTIFR:1998 to 2005
(per million man hours) Group



South Africa

In South Africa, AngloGold Ashanti operates seven underground mines located in two geographical regions on the Witwatersrand Basin. These are:

- the Mponeng, Savuka and TauTona mines which comprise the West Wits operations; and
- the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines which make up the Vaal River operations.

The group's surface metallurgical reclamation operation, Ergo, near Johannesburg in the province of Gauteng, ceased production in 2005, and is currently being closed in terms of environmental legislation, a process that is expected to take some years to complete.

As anticipated, gold production from the South African operations, excluding Ergo, declined by 6% to 2,676,000 ounces in 2005, as both volumes and yield continued to decrease.

Geology of the Witwatersrand Basin

The Witwatersrand Basin comprises a 6-kilometre-thick sequence of interbedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometres north-east/south-west and 100 kilometres north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, outcrops at its northern extent near Johannesburg.

Further west, south and east the basin is overlain by up to 4 kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, which are generally less than 2 metres thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields.

There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but there has been a move towards an epigenetic theory of origin.

Nonetheless, the most fundamental control to the gold distribution in the basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral. Further detail on the specific geology of the South African operations appears below.


Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
N
North West
Gauteng
Carletonville
Klerksdorp
Johannesburg
Ergo
Welkom
Free State
Bloemfontein
Durban
SOUTH AFRICA
Eastern Cape
Cape Town
Operations
Closed
0
400km

45

**Gold production (000oz)
South Africa**



**Attributable contribution to
AngloGold Ashanti production in 2005 (%)**



57%
43%

■ South Africa
■ Rest of the world

South Africa	2005	2004	2003
Gold production* 000oz	**2,676**	2,857	3,078
Total cash costs $/oz	**291**	284	219
Capital expenditure $ million	**347**	335	327
Total number of employees, including contractors	**40,754**	43,282	46,274

* excluding Ergo.

**Total cash costs ($/oz)
South Africa**



**Capital expenditure ($m)
South Africa**



Total cash costs rose by 2% to $291 per ounce as a result of the decline in gold production by 6%. This was partially offset by cost savings initiatives implemented in the region. In local currency terms, costs decreased to R59,343 per kilogram. The major cost-saving project undertaken in the region led to savings of $76 million, primarily as a result of operational efficiencies (81%), improved procurement practices (15%) and restructuring (4%).

A two-year wage agreement was reached with South African labour unions in August 2005 following a three-day strike, the first industry-wide wage strike since 1987. The settlement reached entailed:

● wage increases of between 6% and 7% with effect from 1 July, with the highest increase for the lowest job category;

● a wage increase in the second year of CPIX plus 1%, subject to a guaranteed increase of between 5.5% and 6%, again dependent on job category. CPIX in 2005 was 4.7%;

● increased employer contributions to the risk benefit within the retirement fund; and

● improvements in accommodation subsidies.

Capital expenditure in 2005 amounted to $347 million, with expansion capital taking up 40% of this, and the balance being spent on ore reserve development (49%) and stay-in-business expenditure (11%). Major components of the expansion capital were projects at Moab Khotsong ($62 million), Mponeng ($5 million) and TauTona ($39 million).

West Wits

Description: The West Wits operations – comprising the Mponeng, Savuka and TauTona mines – are located near the town of Carletonville in North West Province, south-west of Johannesburg, straddling the boundary with Gauteng. Savuka and TauTona share a processing plant, while Mponeng has its own processing plant.

Geology: Two reef horizons are exploited at the West Wits operations: the Ventersdorp Contact Reef (VCR), located at the top of the Central Rand Group, and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west, from 400 metres to 900 metres, owing to non-conformity in the VCR. TauTona and Savuka exploit both reefs, while Mponeng only mines the VCR. The structure is relatively simple, with rare instances of faults greater than 70 metres.

The CLR consists of one or more conglomerate units and varies from several centimetres to more than 3 metres in thickness. Regionally, the VCR dips at approximately 21 degrees, but may vary between 5 degrees and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin,

Mponeng	2005	2004	2003
Pay limit (oz/t)	**0.32**	0.39	0.29
Pay limit (g/t)	**10.93**	13.26	10.08
Recovered grade (oz/t)	**0.27**	0.24	0.26
Recovered grade (g/t)	**9.15**	8.14	8.96
Gold production (000oz)	**512**	438	499
Total cash costs ($/oz)	**279**	322	221
Total production costs ($/oz)	**363**	386	269
Capital expenditure ($ million)	**47**	62	69
Total number of employees	**5,574**	5,876	6,169
Employees	**4,897**	5,164	5,374
Contractors	**677**	712	795

Attributable contribution to
AngloGold Ashanti production in 2005 (%)



8%
36%
56%

- Mponeng
- Other SA operations
- Rest of the world

Gold production (000oz)
Mponeng



Total cash costs ($/oz)
Mponeng



Capital expenditure ($m)
Mponeng



varying from several centimetres to more than 3 metres in thickness.

Operating review

At Mponeng, during 2005, overall face values were up and the yield rose by 12% to 9.15g/t. As a result, gold production increased by 17% year-on-year to 512,000 ounces. This increase reflected the positive impact of the below 109 level project. This improved production profile will be sustained over the next six years, reaching a peak of 517,000 ounces annually by 2007.

In local currency, cash costs were exceptionally well maintained at R57,084 per kilogram, 14% down on the previous year, as inflationary pressures were offset against the benefit of cost savings initiatives undertaken by the mine, and improved efficiencies as the labour complement declined. Total cash costs in dollar terms decreased by 13% to $279 per ounce.

Gross profit, adjusted for the effect of non-hedge derivatives, rose by 345% to $49 million. This was achieved by increased production and lower costs, combined with the higher gold price received.

Capital of $47 million was spent, a decrease of 24% compared with capital expenditure in 2004.

At TauTona, volumes mined declined as face advance was hampered by seismic activity and face length was lost as longwall panels mined out against mine boundaries and limits. This was as expected. The replacement of ground in the shaft pillar has been delayed following a fire and infrastructural commissioning, however, good progress has been made. The mine is expected to show steady improvement during 2006. At the same time, the yield fell by 12% to 9.62g/t with higher face values being offset by increased off-reef mining owing to geological constraints. As a result, gold production dropped by 12% to 502,000 ounces.

Total cash costs in local currency rose by 3% to R52,158 per kilogram primarily due to a decrease in gold production. In dollar terms, cash costs rose by 4% to $256 per ounce. In rand terms, total cash costs decreased to R815 million due to efficiencies and cost management interventions.

Despite the higher gold price received, gross profit, adjusted for the effect of unrealised non-hedge derivatives, decreased by 24% to $44 million – a reflection of the lower levels of production and increased amortisation charges.

Capital expenditure – at $74 million – was higher year-on-year, rising by 14%. This was mainly spent on the TauTona projects (see below).

Savuka: An accelerated closure plan has been adopted at Savuka, with final closure expected in March 2006.

Gold production (000oz) TauTona



Attributable contribution to AngloGold Ashanti production in 2005 (%)



8%
36%
56%

- TauTona
- Other SA operations
- Rest of the world

TauTona	2005	2004	2003
Pay limit (oz/t)	**0.67**	0.67	0.45
Pay limit (g/t)	**23.04**	23.01	15.48
Recovered grade (oz/t)	**0.28**	0.31	0.35
Recovered grade (g/t)	**9.62**	10.88	12.09
Gold production (000oz)	**502**	568	646
Total cash costs ($/oz)	**256**	245	171
Total production costs ($/oz)	**364**	311	207
Capital expenditure ($ million)	**74**	65	80
Total number of employees	**5,455**	5,498	5,457
Employees	**4,459**	4,673	4,794
Contractors	**996**	825	663

Total cash costs ($/oz) TauTona



Capital expenditure ($m) TauTona



As planned, overall production declined by 20% to 126,000 ounces. Volumes mined decreased in the first quarter as adverse ground conditions were experienced on the VCR, but a recovery was made thereafter on the introduction of a rationalised mining plan. This plan involved the cessation of mining of low-grade panels and non-critical development and the introduction of a significantly revised mining plan. Increased off-reef mining at the beginning of the year had an impact on grades, although an improvement in mining mix and a significant increase in face values in the second half of the year as a result of the revised mining plan, led to a reasonable recovery. The overall grade for the year was 6.80g/t, 10% up on the previous year.

Total cash costs were well maintained following the introduction of severe cost-saving initiatives and replanning of the mine. In local currency, cash costs decreased by 7% to R87,200 per kilogram; in dollar terms, cash costs were down by 5% to $430 per ounce.

Although Savuka recorded a gross loss of $8 million, after adjusting for non-hedge derivatives, the mine returned a profit in the fourth quarter. This allowed the loss for the year to be less than that incurred the previous year.

There was minimal capital expenditure, which at $6 million was down by 25% on 2004.

Growth prospects

Mponeng shaft deepening project: This project involves the deepening of the sub-shaft system and the development of access tunnels to the VCR horizon on 113, 116 and 120 levels (from 3,172 metres to 3,372 metres below surface). The project is expected to produce 4.8 million ounces of gold over a period of 13 years to 2016. Total capital expenditure is estimated at $210 million (at closing 2005 exchange rate), with some $4.2 million (at closing 2005 exchange rate) remaining. The average project cash cost over the life of mine is expected to be approximately $231 per ounce in 2005 real terms. Stoping operations commenced in May 2004 and good progress continued to be made with the project in 2005.

TauTona: The CLR shaft pillar extraction project allows for stoping operations up to the infrastructural zone of influence. The project, from which production commenced in 2004, is expected to produce 545,000 ounces of gold over a period of six years (2004 to 2009), at a capital cost of $45 million (converted at the 2005 closing exchange rate). Of this, $38 million has been spent to date. The expected average project cash cost is $112 per ounce.

The VCR pillar project aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production commenced in 2005, is expected to

Savuka	2005	2004	2003
Pay limit (oz/t)	**0.41**	0.41	0.45
Pay limit (g/t)	**14.05**	14.17	15.28
Recovered grade (oz/t)	**0.20**	0.18	0.17
Recovered grade (g/t)	**6.80**	6.19	5.81
Gold production (000oz)	**126**	158	187
Total cash costs ($/oz)	**430**	455	411
Total production costs ($/oz)	**517**	523	467
Capital expenditure ($ million)	**6**	8	21
Total number of employees	**2,325**	3,229	4,529
Employees	**2,178**	3,001	4,122
Contractors	**147**	228	407

Attributable contribution to
AngloGold Ashanti production in 2005 (%)



2%
42%
56%

- Savuka
- Other SA operations
- Rest of the world

Gold production (000oz)
Savuka



produce 162,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at the 2005 closing exchange rate). Of this, $7 million has been spent to date. The expected average project cash cost is $129 per ounce.

The CLR reserve block below 120 level, known as the TauTona CLR below 120 level Project, is being accessed via a twin decline system into its geographical centre, down to 125 level. The project, from which production will commence in 2009, is expected to produce 2 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of $154 million. Of this, $44 million has been spent to date.

Outlook

Expectations for 2006 are as follows:
- production at Mponeng to decrease to between 495,000 ounces and 515,000 ounces at a total cash cost of between $278 per ounce and $290 per ounce, with capital expenditure of between $46 million and $48 million, to be spent mostly on ore reserve development;
- production at TauTona to remain constant at between 491,000 ounces and 511,000 ounces, while total cash costs are expected to rise to between $267 per ounce and $277 per ounce. Capital expenditure of between $73 million and $75 million is planned, the bulk of which will be expenditure on the below 120 level project and ore reserve development; and

- production at Savuka will cease during March 2006. Production of between 14,000 ounces and 15,000 ounces, at a total cash cost of between $613 per ounce and $639 per ounce is anticipated.

Vaal River

Description: AngloGold Ashanti's Vaal River operations – comprising three operating mines, Great Noligwa, Kopanang and Tau Lekoa, and one developing mine, Moab Khotsong – are located near the towns of Klerksdorp and Orkney in the North West and Free State provinces.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. Although these operations produce uranium oxide as a by-product, the value is not significant relative to the value of gold produced.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef:
- the Vaal Reef contains approximately 85% of the reserve tonnage with mining grades between 10g/t and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive non-conformities. Several distinct facies have been identified, each with its own unique gold distribution and grade characteristic;

Total cash costs ($/oz)
Savuka



Capital expenditure ($m)
Savuka



49

Gold production (000oz) Great Noligwa



Attributable contribution to AngloGold Ashanti production in 2005 (%)



- Great Noligwa
- Other SA operations
- Rest of the world

Great Noligwa	2005	2004	2003
Pay limit (oz/t)	0.34	0.38	0.34
Pay limit (g/t)	11.81	13.01	11.53
Recovered grade (oz/t)	0.27	0.30	0.31
Recovered grade (g/t)	9.30	10.38	10.57
Gold production (000oz)	693	795	812
Total cash costs ($/oz)	264	231	193
Total production costs ($/oz)	329	260	213
Capital expenditure ($ million)	43	36	42
Total number of employees	6,856	7,100	7,821
Employees	5,704	6,192	6,819
Contractors	1,152	908	1,002

Total cash costs ($/oz) Great Noligwa



Capital expenditure ($m) Great Noligwa



- the VCR has a lower grade than the Vaal Reef, and contains approximately 15% of the estimated reserves. The economic portion is concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers, or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp Super Group and the underlying sediments of the Witwatersrand Super Group, which creates a distinctive seismic reflector. The VCR is located up to one kilometre above the Vaal Reef;

- the "C" Reef is a thin, small-pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the Vaal Reef. It has less than 1% of the estimated reserves with grades similar to those of the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Operating review

At Great Noligwa, volumes mined decreased, largely because of a slow start-up at the beginning of the year and after rock engineering and geological constraints forced crews to move to lower grade areas of the mine, thereby interrupting and reducing production. The yield declined by 10% to 9.3g/t, owing to lower face values despite a concerted effort to reduce underground lock-up. Consequently, total production amounted to 693,000 ounces, down by some 13% on the previous year's total.

Total cash costs were up by 13% in rand terms to R53,868 per kilogram, largely as a result of lower production and a decreased by-product contribution from uranium. These were offset by cost-management interventions. In dollar terms, total cash costs rose by 14% to $264 per ounce.

Gross profit, after allowing for the effect of unrealised non-hedge derivatives, decreased by 26% to $87 million, a result of lower production and higher amortisation charges, despite the improved gold price received.

Capital expenditure, at $43 million, rose by 19% from the previous year, and was spent mainly on ore reserve development.

Kopanang delivered a good performance for the year, with gold production of 482,000 ounces, similar to that of the previous year. The yield at 7.4g/t was similar to that of the previous year.

Total cash costs, in rand terms, declined by 3% to R56,427 per kilogram thus reflecting savings made as part of the cost-cutting project, as well as higher production and improved efficiencies as total employee costs declined. In dollar terms, total cash costs declined by 1% to $277 per ounce.

Kopanang	2005	2004	2003
Pay limit (oz/t)	**0.35**	0.39	0.32
Pay limit (g/t)	**11.95**	13.51	10.96
Recovered grade (oz/t)	**0.22**	0.21	0.21
Recovered grade (g/t)	**7.38**	7.37	7.07
Gold production (000oz)	**482**	486	497
Total cash costs ($/oz)	**277**	281	223
Total production costs ($/oz)	**341**	317	249
Capital expenditure ($ million)	**41**	38	33
Total number of employees	**6,030**	6,312	6,966
Employees	**5,506**	5,758	6,131
Contractors	**524**	554	835

Attributable contribution to
AngloGold Ashanti production in 2005 (%)



8%
36%
56%

- Kopanang
- Other SA operations
- Rest of the world

Gold production (000oz)
Kopanang



Total cash costs ($/oz)
Kopanang



Capital expenditure ($m)
Kopanang



Gross profit, adjusted for the effect of unrealised non-hedge derivatives, was $8 million higher as a result of lower costs and a higher received price for gold.

Capital expenditure of $41 million, was 8% higher than that for the previous year and was spent mostly on ore reserve development.

At Tau Lekoa volumes mined declined, with the implementation of a revised mining plan during the year that attempted to increase grade by reducing the mining of panels below the cut-off grade. Contract labour was moved from low-grade pillar mining to higher grade areas to mitigate the effect of this reduction. As a result, the yield rose by 2% to 3.96g/t. Gold production declined by 10% to 265,000 ounces as a result of the lower volumes.

Total cash costs increased by 10% to R83,885 per kilogram as a result of lower production but partly offset by cost-containment and cost-saving efforts. In dollar terms, total cash costs rose by 11% to $410 per ounce.

Gross loss, adjusted for the effect of unrealised non-hedge derivatives, increased to $14 million, up 133% on the previous year. A restructuring plan is presently being assessed for Tau Lekoa to restore this operation to profitability.

Capital expenditure at $15 million declined by 40%. This was spent on ore reserve development.

Moab Khotsong is the largest of the South Africa region's current projects. Located in the Vaal River area, the project involves sinking, constructing and equipping the shaft systems to a depth of 3,130 metres below surface, providing access tunnels to the reef horizon on 85, 95 and 101 levels, and developing the necessary ore reserves. The project is expected to produce 3.6 million ounces of gold from 10 million tonnes of milled ore over 15 years. The project capital cost is estimated at $659 million (at 2005 closing exchange rate), of which $629 million has been spent to date.

The shaft was commissioned in March 2003 and stoping operations began in November 2003. Moab Khotsong is forecast to reach commercial production of 50,000 ounces in 2006 and full production, at an average of 495,000 ounces per annum, is expected by 2012. The average cash cost (2006 real terms) is expected to be $252 per ounce over the life of mine.

Moab Khotsong's 30,000 ounces of production for 2005 are not included in the region's production as revenue is capitalised against pre-production costs.

Outlook

The projections for the Vaal River operations in 2006 are as follows:
- As mining continues into lower grade areas, production at Great Noligwa is expected to decline further to between 651,000 ounces

Gold production (000oz) Tau Lekoa



Attributable contribution to AngloGold Ashanti production in 2005 (%)



4%
40%
56%

- Tau Lekoa
- Other SA operations
- Rest of the world

Tau Lekoa	2005	2004	2003
Pay limit (oz/t)	0.17	0.18	0.14
Pay limit (g/t)	5.93	6.31	4.90
Recovered grade (oz/t)	0.12	0.11	0.12
Recovered grade (g/t)	3.96	3.87	4.24
Gold production (000oz)	265	293	322
Total cash costs ($/oz)	410	370	263
Total production costs ($/oz)	509	432	304
Capital expenditure ($ million)	15	25	16
Total number of employees	4,105	4,252	4,139
Employees	3,021	3,398	3,450
Contractors	1,084	854	689

Total cash costs ($/oz) Tau Lekoa



Capital expenditure ($m) Tau Lekoa



and 677,000 ounces at a total cash cost of between $258 per ounce and $268 per ounce. Capital expenditure during 2006 is anticipated to be between $47 million and $49 million, to be spent mostly on ore reserve development.

- Gold production at Kopanang is expected to decrease to between 457,000 ounces and 475,000 ounces at a total cash cost ranging between $294 per ounce and $306 per ounce. Capital expenditure during 2006 is expected to be between $36 million and $38 million, to be spent mainly on ore reserve development.

- Production at Tau Lekoa is expected to decrease to between 207,000 ounces and

215,000 ounces at a total cash cost of between $382 per ounce and $398 per ounce. Capital expenditure is anticipated to be approximately $12 million, to be spent mainly on ore reserve development.

- Commercial production of the Moab Khotsong mine will commence in 2006, with gold production amounting to between 48,000 ounces and 50,000 ounces for the year. Total cash costs are expected to be between $654 per ounce and $680 per ounce while capital expenditure of between $82 million to $85 million is planned.

Argentina

AngloGold Ashanti has a single operation in Argentina, the Cerro Vanguardia mine. In 2005 the mine produced 211,000 attributable ounces of gold at a total cash cost of $171 per ounce.

Description: Cerro Vanguardia is located to the north-west of Puerto San Julian in the province of Santa Cruz. AngloGold Ashanti has a 92.5% interest in the mine with the province of Santa Cruz holding the remaining 7.5%. Cerro Vanguardia consists of multiple small open pits with high stripping ratios.

Geology: The oldest rocks in this part of Patagonia are of Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens, and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometres. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold-bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150 metres to 200 metres, in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing:
- one set strikes about N40W and generally dips 65 to 90 degrees to the east; while
- the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

They are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms as massive quartz, banded chalcedonic quartz and quartz-cemented breccias. Dark bands in the quartz are due to



finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stockwork zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no appreciable lateral displacement.

Gold production (000oz) Cerro Vanguardia (attributable)



Attributable contribution to AngloGold Ashanti production in 2005 (%)



- Cerro Vanguardia
- Other South American operations
- Rest of the world

Cerro Vanguardia	2005	2004	2003
Pay limit oz/t	0.12	0.12	0.12
Pay limit g/t	4.02	4.05	4.28
Recovered grade oz/t	0.225	0.222	0.208
Recovered grade g/t	7.70	7.60	7.15
Gold production 000oz (100%)	228	229	226
000oz (92.5%)	211	211	209
Total cash costs $/oz	171	156	143
Total production costs $/oz	277	274	261
Capital expenditure $ million (100%)	15	13	10
$ million (92.5%)	14	12	10
Total number of employees	946	791	690
Employees	487	389	339
Contractors	459	402	351

Total cash costs ($/oz) Cerro Vanguardia



Capital expenditure ($m) Cerro Vanguardia (attributable)



Operating review

At **Cerro Vanguardia** attributable gold production was maintained year-on-year at 211,000 ounces. This was despite a decrease in volumes and grade and a maintenance-related mill stoppage in May. Overall, the yield rose by 1% to 7.7g/t.

Total cash costs rose by 10% to $171 per ounce, mainly as a result of higher levels of local inflation, higher wages (with effect from the second quarter), increased plant maintenance costs and lower silver by-product credit (as a result of lower production). These costs were partially offset by cost management initiatives and reduced mine equipment rental costs.

Gross profit, adjusted for the effect of unrealised non-hedge derivatives, rose to $31 million (attributable) on the back of higher revenues.

Capital expenditure was up by 15% to $15 million, and was spent mainly on mining equipment.

Growth prospects

During 2005, drilling was conducted on under-explored veins. In 2006, Cerro Vanguardia will start an accelerated four-year exploration programme to explore the veins within the greater Cerro Vanguardia licence area with emphasis on high-grade targets.

A scoping study to treat leachable low-grade ores was concluded. During 2006, Cerro Vanguardia will construct a pilot heap-leach plant to confirm the viability of an industrial-size heap-leach project to treat low-grade ore. The construction of the pilot plant has received the necessary environmental approvals.

Outlook

Looking forward, Cerro Vanguardia is expected to have attributable production of between 207,000 ounces and 215,000 ounces in 2006, at a total cash cost of between $181 per ounce and $189 per ounce. Attributable capital expenditure is expected to be between $14 million and $16 million.

Australia

AngloGold Ashanti's Australian properties are the Sunrise Dam and Boddington gold mines, both in Western Australia. The company has a 33.33% interest in Boddington which is currently on care and maintenance, pending a decision to proceed with the Boddington expansion project.

Mining ceased at Union Reefs in the Northern Territory in the third quarter of 2003, and Union Reefs' assets were sold to the Burnside Joint Venture in August 2004.

AngloGold Ashanti Australia exited the Tanami and Central Desert joint ventures during 2005. The 40% interest was transferred to Newmont Australia, which has assumed responsibility for outstanding liabilities related to the joint ventures.

In 2005, attributable production from Australia rose to 455,000 ounces at a total cash cost of $269 per ounce.

Sunrise Dam

Description: Sunrise Dam lies some 220 kilometres north-north-east of Kalgoorlie and 55 kilometres south of Laverton. The mine comprises a large open-pit operation and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high-strain shear zones (for example, Sunrise Shear) and steeply dipping brittle-ductile low-strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating review

Production increased at Sunrise Dam in 2005, rising by 11% to 455,000 ounces of gold. Mining


N
Operations
Sold and/or closed operations
Union Reefs
Darwin
Tanami
Tanami
Northern Territory
Western Australia
AUSTRALIA
Brisbane
Laverton
Kalgoorlie
Perth
Adelaide
Canberra
Sydney
Sunrise Dam
Boddington (care and maintenance)
Melbourne
Tasmania
0
800km

Gold production (000oz) Sunrise Dam



Total cash costs ($/oz) Sunrise Dam



Capital expenditure ($m) Sunrise Dam



Attributable contribution to AngloGold Ashanti production in 2005 (%)



■ Sunrise Dam
■ Rest of the world

Sunrise Dam	2005	2004	2003
Pay limit (oz/t)	0.07	0.07	0.07
Pay limit (g/t)	2.27	2.14	2.26
Recovered grade (oz/t)	0.107	0.101	0.091
Recovered grade (g/t)	3.68	3.46	3.12
Gold production (000oz)	455	410	358
Total cash costs ($/oz)	269	260	228
Total production costs ($/oz)	363	326	295
Capital expenditure ($ million)	34	25	20
Total number of employees	375	356	316
Employees	95	88	94
Contractors	280	268	222

continued in the high-grade areas in the first half of the year as planned, but continued into the lower grade northern section of the pit from the third quarter. Volumes are currently being supplemented by higher grade commercial production from the underground project.

Recovered grade rose marginally to 3.68g/t, largely offsetting lower volumes, increased mining costs and higher fuel prices. As a result total cash costs increased by 3% to $269 per ounce. Gross profit, adjusted for the effect of unrealised non-hedge derivatives, was down at $46 million.

Good progress was made with the Sunrise Dam underground project, with 4,096 metres of underground capital development and 2,495 metres of operational development having been completed.

Capital expenditure amounted to $34 million, an increase of 36% on the previous year, and was due mainly to increased expenditure on the development of the underground operation.

Growth prospects

Mining of the open pit will continue in the lower grade northern section of the mine for most of 2006, but will be supplemented by higher grade ore from the increasing commercial production accessed by development inclines and trial mining from the underground project.

The three-year underground project involves the development of two declines and 125,000 metres of drilling from surface and underground. Declines have been developed in the vicinity of defined underground reserves, which are now being mined. Deep drilling to date has confirmed that the sub-vertical, high-grade zones that have been a feature of open-pit mining at Sunrise Dam continue at depth. Mining will ramp up during the coming year with almost 30% of Sunrise Dam production coming from this source in 2006. A decision on whether to proceed to larger scale underground mining will be made early in 2007.

Outlook

In 2006, gold production is expected to range between 451,000 ounces and 469,000 ounces, at a total cash cost of between $268 per ounce and $278 per ounce. Capital expenditure of between $27 million to $28 million is planned, to be spent largely on further development of the underground expansion project.

Boddington	2005	2004	2003
Capital expenditure ($ million) – 100%	**12**	8	4
Capital expenditure ($ million) – 33.33%	**4**	3	1
Total number of employees	**66**	45	41
Employees	**18**	12	12
Contractors	**48**	33	29

Union Reefs	2005	2004	2003
Pay limit (oz/t)	**–**	–	0.05
Pay limit (g/t)	**–**	–	1.61
Recovered grade (oz/t)	**–**	–	0.033
Recovered grade (g/t)	**–**	–	1.12
Gold production (000oz)	**–**	–	74
Total cash costs ($/oz)	**–**	–	272
Total production costs ($/oz)	**–**	–	283
Capital expenditure ($ million)	**–**	–	–
Total number of employees	**–**	11	122
Employees	**–**	8	50
Contractors	**–**	3	72

Boddington

Description: Boddington gold mine is located approximately 100 kilometres south-east of Perth. The former open-pit operation closed at the end of 2001 and, since September 2002, has been managed by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold Ashanti (33.33%), Newmont Boddington (44.44%) and Newcrest Operations (22.22%).

Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralisation occurs reasonably continuously over a strike length of over 5 kilometres and a width of about 1 kilometre. The oxide gold mineralisation forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones. The basement rocks below the oxide zone host gold mineralisation with a variety of geological styles, predominantly in andesitic volcanics and diorite intrusions.

Operating performance, growth prospects and outlook

The operation remained on care and maintenance pending the start of the Boddington expansion project. Work continued on updating the Boddington feasibility study completed originally in 2000. An updated feasibility study on the basement mineralisation, was completed in late December 2005 and is currently being reviewed by the joint venture partners. The updated study envisages an operation with a throughput of 35.2 million tonnes a year, producing an average of 815,000 ounces of gold and 32,100 tonnes of copper a year (with 272,000 ounces of gold and 10,700 tonnes of copper attributable to AngloGold Ashanti) over a life of mine of 17 years. The estimated attributable capital cost is $432 million.

Union Reefs

Description: Union Reefs lies 160 kilometres south-east of Darwin, between the townships of Pine Creek and Adelaide River in Northern Territory. Mining ceased at the Union Reefs open-pit operations in the third quarter of 2003, and the treatment plant was placed on care and maintenance. AngloGold Ashanti sold its interests in Union Reefs to the Burnside Joint Venture in August 2004.

Brazil

AngloGold Ashanti's operations in Brazil comprise the wholly owned AngloGold Ashanti Mineração (formerly Morro Velho) and a 50% interest in Mineração Serra Grande. In 2005, these mines produced 346,000 attributable ounces of gold at a total cash cost of $169 and $158 per ounce respectively.

AngloGold Ashanti Mineração

Description: The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte in the state of Minas Gerais in south-eastern Brazil. Since the closing of the Mina Velha underground mine in 2003 and the Engenho D'Água open pit in 2004, ore is now sourced only from the Cuiabá underground mine and the Córrego do Sítio heap-leach operation. In January 2005, the board approved a major expansion at Cuiabá.

Geology: The area in which AngloGold Ashanti Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations.

The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group.

Cuiabá mine, located in the municipality of Sabara, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their related structures. Where BIF is mineralised the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide, rich fluids with the high-iron BIF, basalts and carbonaceous graphitic


N
Manaus
Belem
BRAZIL
Recife
Salvador
Crixas
Brasilia
Serra Grande
Belo Horizonte
AngloGold Ashanti Mineração
Rio de Janeiro
Sao Paulo
0
1000km
Operations

AngloGold Ashanti Mineração			
	2005	**2004**	**2003**
Pay limit (oz/t)	**0.11**	0.11	0.09
Pay limit (g/t)	**3.86**	3.85	3.16
Recovered grade (oz/t)	**0.197**	0.222	0.200
Recovered grade (g/t)	**6.76**	7.62	6.84
Gold production (000oz)	**250**	240	228
Total cash costs ($/oz)	**169**	133	141
Total production costs ($/oz)	**226**	191	199
Capital expenditure ($ million)	**71**	32	25
Total number of employees	**2,597**	2,243	2,236
Employees	**1,363**	1,222	1,286
Contractors	**1,234**	1,021	950



Attributable contribution to
AngloGold Ashanti production in 2005 (%)

■ AngloGold Ashanti Mineração
■ Other South American operations
■ Rest of the world



Gold production (000oz)
AngloGold Ashanti Mineração



Total cash costs ($/oz)
AngloGold Ashanti Mineração



Capital expenditure ($m)
AngloGold Ashanti Mineração

schists. Sulphide mineralisation consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic.

Operating performance

Volumes processed at AngloGold Ashanti Mineração declined in the first quarter of 2005 as a result of decreasing tonnages from both the Córrego do Sítio and Cuiabá mines. The situation was exacerbated when heavy rains resulted in the accumulation of waste material during this period. However, production recovered from the second quarter, aided by the addition to production from the clean-up of the old Morro Velho facilities and higher heap-leach recoveries at Córrego do Sítio, so that year-on-year volumes increased by 15%. Consequently, gold production rose by 4% to 250,000 ounces although the yield achieved decreased by 11% to 6.76g/t.

Total cash costs increased by 27% to $169 per ounce, largely as a result of an appreciation in the Brazilian real, inflation and the high cost of the clean-up of old production facilities at Morro Velho. These were partially offset by higher production and acid by-product credit.

Gross profit, adjusted for the effect of unrealised non-hedge derivatives, increased by 7% to $48 million as prices received improved.

Capital expenditure rose significantly as work began on the expansion project (see below).

Growth prospects

In January 2005 the board approved a project to increase production at the Cuiabá mine from 830,000 tonnes per annum to 1.3 million tonnes per annum, at an estimated capital cost of $121 million. In July 2005, additional capital of $5.5 million was approved for the upgrade of the power supply and main substation to 230kV. This should result in a reduction in energy costs.

The Cuiabá expansion project will involve the deepening of the mine from 11 level to 21 level and an increase in production from 190,000 ounces to 250,000 ounces per year from the beginning of 2007. The project is currently in progress and on schedule. Construction and commissioning are scheduled for 2006 and production ramp-up is scheduled for the beginning of 2007. By December 2005, committed capital expenditure amounted to about $100 million.

The Lamego conceptual study was completed in December 2004. A pre-feasibility study began in 2005 and will continue into 2006. The access ramp to the Carruagem orebody reached its target in December 2005 and development of this orebody and trial mining are scheduled for 2006. The drilling campaign will continue in 2006.

At Córrego do Sítio, metallurgical testwork on samples of ore from the Cachorro Bravo orebody

Gold production (000oz) Serra Grande



Total cash costs ($/oz) Serra Grande



Capital expenditure ($m) Serra Grande



Attributable contribution to AngloGold Ashanti production in 2005 (%)



2% 7%

91%

■ Serra Grande
■ Other South American operations
■ Rest of the world

Serra Grande	2005	2004	2003
Pay limit (oz/t)	0.09	0.09	0.08
Pay limit (g/t)	3.02	3.17	2.78
Recovered grade (oz/t)	0.231	0.228	0.230
Recovered grade (g/t)	7.93	7.80	7.88
Gold production (000oz) – 100%	192	187	190
Gold production (000oz) – 50%	96	94	95
Total cash costs ($/oz)	158	134	109
Total production costs ($/oz)	205	178	163
Capital expenditure ($ million) – 100%	13	7	7
Capital expenditure ($ million) – 50%	6.5	4	3
Total number of employees	775	710	642
Employees	566	514	519
Contractors	209	196	123

continued in 2005. Results are being analysed. Additional testwork is scheduled for 2006 with samples from other orebodies. Drilling will continue in 2006 in Carvoaria Velha, Laranjeiras, Cristina and other orebodies.

As part of the pre-feasibility study, the development of the drift connecting the Cachorro Bravo and Carvoaria Velha orebodies will continue in 2006. Trial mining is planned for the Cachorro Bravo orebody to provide data for mine planning. It is planned to open the Laranjeiras orebody to increase ore resources.

Outlook

In 2006, production is expected to decrease to between 234,000 ounces and 244,000 ounces, at an estimated total cash cost of between $164 per ounce and $170 per ounce. Capital expenditure will rise to between $98 million and $103 million, with some $70 million being spent on the Cuiabá expansion project, $16 million to stay in business and $15 million on other projects including Lamego ($4 million) and Córrego do Sítio ($8 million).

Serra Grande

Description: Serra Grande is located 5 kilometres from the city of Crixás, in the north-western area of the Goiás State in central Brazil. AngloGold Ashanti and Kinross Gold Corporation each own 50% of Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova.

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes formations of the Archaean Pilar de Goiás Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultra-basics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The ore shoots plunge to the north-west with dips of between 6 degrees and 35 degrees. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultra-basics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultra-basic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimpeios workings north of the town of Crixás where the talc schists are mined. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although on a smaller scale. However, the mineralisation in the northern area exhibits a higher level of base metal mineralisation with sphalerite and galena present.

Operating performance

Volumes mined and processed at Serra Grande remained steady, while the yield increased by 2% to 7.93g/t given the higher grade of the quartz veins. As a result, attributable gold production rose by 2% to 96,000 ounces.

Total cash costs rose by 18% to $158 per ounce, largely as a result of the appreciation in the Brazilian real, higher primary development capitalisation and higher production costs.

Consequently, attributable gross profit, adjusted for the effect of unrealised non-hedge derivatives, rose by 22% to $22 million. This was aided by the increase in the received gold price.

Capital expenditure of $13 million was 86% higher than that for the previous year and was spent mainly on primary development and mine equipment acquisition.

Growth prospects

Plant capacity is planned to increase from current capacity of 750,000 tonnes to 800,000 tonnes annually to compensate for lower grades. An exploration programme is also planned to improve resources and reserves from deeper areas of the Mina III and lower levels of Mina Nova and Structure IV. Additionally, a study will be carried out to prove the viability of mining the Mina III open pit.

Outlook

Production at Serra Grande is expected to decline to between 186,000 ounces and 194,000 ounces (between 93,000 ounces and 97,000 ounces of attributable production) in 2006 at a total cash cost of $179 per ounce to $187 per ounce. Capital expenditure of $12 million ($6 million attributable) is planned.

Ghana

AngloGold Ashanti's operations in Ghana are the Obuasi, Iduapriem and Bibiani mines, which together produced 680,000 ounces of attributable gold in 2005, at a total cash cost of $339 per ounce.

Obuasi

Description: The Obuasi mine is located in the Ashanti region of Ghana. It is primarily an underground operation, although some surface mining still takes place. Ore is processed by two main treatment plants: the sulphide plant (for underground ore) and the tailings plant (for tailings reclamation operations). A third plant, the oxide plant, is used to batch treat remnant open-cast ore and stockpiles, of which there are adequate tonnages to keep the plant operational until 2008.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east/south-west trend in south-western Ghana. Obuasi mineralisation is shear-zone related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:
- quartz veins, consisting mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and are occasionally visible to the naked eye. This ore type is generally non-refractory;
- sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Operating performance

Production improved modestly during the course of the year. Initial increases came with the start of mining of the Kubi pit surface oxides and latterly as a result of some improvements in mining mix and flexibility. (In 2004, production was reported for the last eight months of the year only.)

Delayed access to high-grade areas as a result of unstable ground had a negative impact on grades, although measures were put in place to reduce dilution and more effectively identify and



Obuasi	2005	*2004
Pay limit (oz/t)†	**0.177**	0.188
Pay limit (g/t)	**6.06**	6.43
Recovered grade (oz/t)†	**0.076**	0.090
Recovered grade (g/t)	**2.60**	3.08
Gold production (000oz)	**391**	255
Total cash costs ($/oz)	**345**	305
Total production costs ($/oz)	**481**	426
Capital expenditure ($ million)	**78**	32
Total number of employees	**8,295**	6,747
Employees	**5,852**	6,029
Contractors	**2,443**	718

* For the eight months from May to December 2004.

† Note pay limits refer to underground ore resources while recovered grade refers to the combined mill throughput which includes tailings and surface material.

mine quality tonnes. Overall, however, operational performance continued to be hampered by inadequately drilled and developed reserves.

A breakdown of the motor at the semi-autogeneous mill at the main processing plant in the first quarter adversely affected tonnage throughput; this was further exacerbated by the failure of the primary crusher in the third quarter.

As a result, total production amounted to 391,000 ounces for the year, at a total cash cost of $345 per ounce, which was 13% higher than the previous year.

The gross loss, adjusted for the effect of unrealised non-hedge derivatives, was $16 million.

Capital expenditure in 2005 amounted to $78 million, mainly on infrastructural upgrades, the refrigeration project, exploration and shaft equipment.

Growth prospects

A key reason for the business combination between AngloGold and Ashanti, the development of the deep-level ore deposits at the Obuasi mine (referred to as Obuasi Deeps), remains a major objective. Should this project proceed, it could extend the life of mine by 35 years. An investment in excess of $44 million over the next four years on further exploration and the necessary feasibility studies is required.

Attributable contribution to AngloGold Ashanti production in 2005 (%)



6%
5%
89%

■ Obuasi
■ Other Ghana operations
■ Rest of the world

Depending upon the results of the feasibility study the full development of Obuasi Deeps may proceed. Initial scoping studies have indicated that the development of Obuasi Deeps will require estimated capital expenditure of around $570 million in real terms over the anticipated life of mine.

Outlook

Based on current performance, the original production target of 500,000 ounces a year is unlikely to be reached. The revised production target for 2006 is between 407,000 ounces and 423,000 ounces at a total cash cost of between $319 per ounce and $332 per ounce.

Capital expenditure in 2006 is expected to be between $88 million and $92 million, mainly on exploration, completion of the fridge plants, infrastructure upgrades and the replacement of equipment, and malaria control.

Bibiani

Description: The Bibiani mine, which is located in the western region of Ghana, 90 kilometres west of Kumasi, was restarted in 1998 as an opencast mine with a CIL plant. In addition to opencast ores, Bibiani's resources include old tailings dumps and underground mineral potential which is presently being explored and evaluated.

Geology: The Bibiani gold deposit lies within Birimian meta-sediments and related rocks which occur in the Proterozoic Sefwi Belt of southern Ghana. Gold and gold-bearing sulphide

Gold production (000oz) Obuasi



Total cash costs ($/oz) Obuasi



Capital expenditure ($m) Obuasi



Gold production (000oz) Bibiani



Attributable contribution to AngloGold Ashanti production in 2005 (%)



- Bibiani
- Other Ghana operations
- Rest of the world

Bibiani	2005	*2004
Pay limit (oz/t)	0.020	0.020
Pay limit (g/t)	0.70	0.70
Recovered grade (oz/t)	0.043	0.056
Recovered grade (g/t)	1.46	1.93
Gold production (000oz)	115	105
Total cash costs ($/oz)	305	251
Total production costs ($/oz)	482	369
Capital expenditure ($ million)	7	7
Total number of employees	602	871
Employees	462	479
Contractors	140	392

* For the eight months from May to December 2004.

Total cash costs ($/oz) Bibiani



Capital expenditure ($m) Bibiani



mineralisation occurs in quartz-filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometres. For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

Operating performance

(Production in 2004 was reported for eight months only.) Opencast operations ceased in the main pit in January 2005. As planned, the mill processed a combination of opencast ore from the remaining pits and stockpiles as well as old tailings. A larger-than-expected tonnage of opencast ore was available from both the satellite pits and the stockpiles and this was processed in preference to the old tailings. The satellite pits were depleted in December 2005 and it is expected that the stockpiles will be fully depleted in January 2006. The mill will process only old tailings from February 2006 onwards.
Production attributable to AngloGold Ashanti rose by 10% to 115,000 ounces. Total cash costs increased to $305 per ounce as overall volumes declined.

Gross loss, adjusted for the effect of non-hedge derivatives, was $10 million.

Capital expenditure of $6.8 million was spent mainly on the underground feasibility study and the old tailings reclamation project.

Growth prospects

Old tailings reclamation is expected to increase to around 200,000 tonnes per month from the end of January 2006 and to deliver 3.9 million tonnes, at an anticipated yield grade of 0.6g/t, over 18 months.

A study is currently in progress to assess the viability of recommencing mining operations in the main pit by way of a cut back that would cater for the extraction of mineral resources to a depth of approximately 60 metres below the current pit floor.

Following the start of the evaluation of the opencast cut back, underground exploration and feasibility work was suspended in July 2005 and the underground mine was put on care and maintenance.

Outlook

Gold production in 2006 is expected to decrease to between 54,000 ounces and 56,000 ounces with the old tailings as the main treatment material. Total cash costs of between $297 per ounce and $309 per ounce are forecast. Planned capital expenditure, principally on the tailings embankment raise, will be between $0.5 million and $1.0 million.

With the ongoing rationalisation, the employee complement at Bibiani will reduce from 462 to 226 (excluding contractors).

Iduapriem	2005	*2004
Pay limit (oz/t)	0.023	0.022
Pay limit (g/t)	0.72	0.76
Recovered grade (oz/t)	0.050	0.051
Recovered grade (g/t)	1.71	1.76
Gold production (000oz) – 100%	205	147
Gold production (000oz) – 85%	174	125
Total cash costs ($/oz)	348	303
Total production costs ($/oz)	451	423
Capital expenditure ($ million) – 100%	5	4
Capital expenditure ($ million) – 85%	4	3
Total number of employees	1,283	1,306
Employees	698	709
Contractors	585	597

* For the eight months from May to December 2004.

Attributable contribution to AngloGold Ashanti production in 2005 (%)



3% 8% 89%

■ Iduapriem
■ Other Ghana operations
■ Rest of the world

Gold production (000oz) Iduapriem (attributable)



Total cash costs ($/oz) Iduapriem



Capital expenditure ($m) Iduapriem (attributable)



Iduapriem

Description: Iduapriem mine is located in the western region of Ghana, some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres south-west of Tarkwa. The mine comprises two adjacent properties, Iduapriem and Teberebie. AngloGold Ashanti has a 80% stake in Iduapriem, with 20% owned by the International Finance Corporation. AngloGold Ashanti has a 90% holding in the Teberebie mine, with the government of Ghana holding a 10% interest. The combined AngloGold Ashanti stake is 85%.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Operating performance

At Iduapriem attributable gold production increased to 174,000 ounces, primarily as a result of improved plant availability and consequently increased throughput. (The 2004 attributable production was for an eight-month period only). This is despite the crushing and conveyor problems experienced in the second quarter. A mine-to-mill study undertaken in the first half of the year focused on optimising the front-end crushing system to increase crusher and plant throughput. This was largely successful although some unexpected downstream problems have arisen which are currently being addressed.

Total cash costs increased to $348 per ounce due to a combination of below budget gold production and increases in contract mining costs and prices of major consumables such as fuel, cyanide and lime.

Gross loss, adjusted for the effect of unrealised non-hedge derivatives, improved to $2 million. Attributable capital expenditure was marginally higher at $4 million and was spent mainly on the mobilisation of additional equipment, exploration and development, and the implementation of social programmes in neighbouring communities.

Growth prospects

A scoping study will be undertaken to evaluate the economics of exploiting the considerable low-grade mineral resources of the other properties which lie in the Tarkwaian conglomerates extending below the economic limit of the pits.

Outlook

At Iduapriem, attributable gold production is expected to rise to between 185,000 ounces and 193,000 ounces in 2006, at a total cash cost of between $302 per ounce and $314 per ounce. Capital expenditure of between $14 million and $15 million will be spent mainly on tailings dam wall lifts and upgrades to the crushing plant and milling circuit.

Guinea

The Siguiri mine is AngloGold Ashanti's only operation in the Republic of Guinea in West Africa. In 2005, it produced 246,000 attributable ounces of gold, at a total cash cost of $301 per ounce.

Siguiri

Description: Siguiri mine, an open-pit operation, is located in the Siguiri district in the north-east of the Republic of Guinea, West Africa, about 850 kilometres from the capital city of Conakry. The nearest major town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. AngloGold Ashanti has an 85% interest in Siguiri, with the balance (15%) held by the government of Guinea.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. Two main types of gold deposits occur in the Siguiri basin and are mined, namely:

- laterite or CAP mineralisation which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
- in situ quartz-vein related mineralisation hosted in meta-sediments with the better

mineralisation associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralised rocks have been deeply weathered to below 100 metres in places to form saprolite or SAP mineralisation. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a new CIP plant has been brought on stream to treat predominantly SAP ore.

Operating performance

Production at Siguiri rose during the year as the mine made the transition from heap-leach operations to the newly commissioned CIP plant. This was despite a delay in construction of the plant, problems experienced in commissioning and a series of pipeline failures which hampered optimal performance.

Total attributable production for the year amounted to 246,000 ounces, at a total cash cost of $301 per ounce, reflecting a decrease in cash costs of 32% year-on-year.



Siguiri	2005	*2004
Pay limit (oz/t)	0.017	0.017
Pay limit (g/t)	0.55	0.59
Recovered grade (oz/t)	0.035	0.032
Recovered grade (g/t)	1.21	1.10
Gold production (000oz) 100%	289	98
Gold production (000oz) 85%	246	83
Total cash costs ($/oz)	301	443
Total production costs ($/oz)	414	534
Capital expenditure ($ million) 100%	36	57
Capital expenditure ($ million) 85%	31	48
Total number of employees	1,978	2,606
Employees	1,170	1,194
Contractors	808	1,412

* For the eight months from May 2004.

Attributable contribution to
AngloGold Ashanti production in 2005 (%



4%

96%

■ Siguiri
■ Rest of the world

Gold production (000oz)
Siguiri (attributable)



Total cash costs ($/oz)
Siguiri



Capital expenditure ($m)
Siguiri (attributable)



As a result, gross profit, adjusted for the effect of unrealised non-hedge derivatives, rose to $12 million.

Capital expenditure, of $36 million, was spent mainly on completion of the CIP plant.

On 27 July 2005, agreement was reached between AngloGold Ashanti and the government of Guinea to amend the Convention de Base (stability agreement) which regulates the company's operations in Guinea and to resolve any outstanding disputes. (A dispute between the parties in 2004 had led to government embargoes on the sale of gold and the import of fuel which had a significant impact on production.) As part of the settlement AngloGold Ashanti agreed to pay the government a sum of $7 million and to meet the historical and follow-up fees and costs of a consultant retained by the government to advise and assist it in its negotiations to resolve the dispute. The government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against AngloGold Ashanti.

Growth prospects

The newly commissioned CIP project has changed the complexion of this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable mineral resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential proximal to the existing mine infrastructure. In 2005 Level 3 exploration was conducted on a number of targets in Block 1 and on the most promising target in Block 2. Success was achieved particularly from two targets north of but proximal to the mine namely Kintinian and Eureka North. Kintinian remains open ended and delineation work is to continue in 2006. Resource conversion work (inferred to indicated) is also to commence on the 2005 discoveries whilst a further 600,000 new ounces are being targeted in the 2006 Level 3 exploration programme.

Outlook

It is expected that in 2006, attributable production will be between 250,000 ounces and 260,000 ounces as residual heap leach ounces are depleted and CIP makes up all production. The total cash cost is expected to be between $308 per ounce and $320 per ounce. Capital expenditure is projected to be between $21 million and $22 million and will be spent mainly on a tailings storage facility, tailings pipeline replacement and exploration drilling.

Mali

AngloGold Ashanti has interests in three operations in the West African country of Mali – Sadiola (38%), Yatela (40%) and Morila (40%). All three operations are managed by AngloGold Ashanti.

In 2005, the Malian operations produced 528,000 ounces of attributable gold production, at a total cash cost of $220 per ounce.

Sadiola

Description: AngloGold Ashanti has a 38% interest in and manages the Sadiola mine which is situated within the Sadiola exploitation area in western Mali. The joint venture partners are IAMGOLD, a Canadian-listed company (38%), the government of Mali (18%) and the International Finance Corporation (6%). The mine is situated 77 kilometres south of the regional capital of Kayes.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralisation are marbles and greywackes which have been intensely weathered to a maximum depth of 200 metres. A series of north-south trending faults occurs which feeds the Sadiola mineralisation. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the



Sadiola	2005	2004	2003
Pay limit (oz/t)	0.05	0.06	0.05
Pay limit (g/t)	1.80	1.76	1.68
Recovered grade (oz/t)	0.080	0.081	0.081
Recovered grade g/t	2.73	2.77	2.77
Gold production (000oz) – 100%	442	459	452
Gold production (000oz) – 38%	168	174	172
Total cash costs ($/oz)	265	242	210
Total production costs ($/oz)	336	301	275
Capital expenditure ($ million) 100%	18	16	10
Capital expenditure ($ million) 38%	7	6	4
Total number of employees	1,245	1,159	1,041
Employees	584	550	492
Contractors	661	609	549



Attributable contribution to AngloGold Ashanti production in 2005 (%)

2.5%
5.5%
92%

- Sadiola
- Other Mali operations
- Rest of the world



Gold production (000oz) Sadiola (attributable)



Total cash costs ($/oz) Sadiola



Capital expenditure ($m) Sadiola (attributable)

porosity of this zone. North-east striking structures, which intersect the north-south contact, have introduced mineralisation, mainly with the marble where the porosity was greatest.

The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2002, shallow saprolite oxide ore was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and will progressively replace the depleting oxide reserves.

Operating performance

Attributable gold production declined by 3% year-on-year as tonnage throughput decreased. A mill breakdown in the second quarter had an impact on production. The yield, at 2.73g/t, was maintained despite the processing of lower grade oxides in the latter half of the year.

Total cash costs rose by 10% to $265 per ounce, mainly due to the significant increase in fuel costs during the year.

Gross profit, adjusted for the effect of unrealised non-hedge derivatives, increased to $20 million, with the decline in production and increase in costs being offset by an 11% increase in the gold price received.

Capital expenditure increased by 17% to $7 million. The main areas of expenditure were cyanide recovery and plant modifications, exploration, grid power studies and mining infrastructure.

Growth prospects

A pre-feasibility study into mining of the hard sulphide ore was completed and showed that this would be uneconomical at current levels of metallurgical recoveries. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.

Outlook

In 2006, attributable production at Sadiola is expected to increase to between 185,000 ounces and 193,000 ounces, at a total cash cost of between $302 per ounce to $314 per ounce. Planned attributable capital expenditure of $7 million will be spent mainly on housing, contractor camp relocation, gravity concentration test work, exploration and the deep sulphide feasibility study.

**Gold production (000oz)
Yatela (attributable)**



**Total cash costs ($/oz)
Yatela**



**Capital expenditure ($m)
Yatela (attributable)**



**Attributable contribution to
AngloGold Ashanti production in 2005 (%)**



- ■ Yatela
- ■ Other Mali operations
- ■ Rest of the world

Yatela	2005	2004	2003
Pay limit (oz/t)	0.05	0.06	0.06
Pay limit (g/t)	1.66	1.96	2.04
Recovered grade (oz/t)	0.087	0.099	0.083
Recovered grade g/t	2.99	3.41	2.84
Gold production (000oz) 100%	246	242	218
Gold production (000oz) 40%	98	97	87
Total cash costs ($/oz)	263	255	235
Total production costs ($/oz)	340	323	334
Capital expenditure ($ million) (100%)	5	7	14
Capital expenditure ($ million) (40%)	2	3	6
Total number of employees	910	1,033	926
Employees	210	208	190
Contractors	700	825	736

Yatela

Description: Yatela mine is owned by Société d'Exploitation des Mines d'Or de Yatela SA, in which AngloGold Ashanti and IAMGOLD each hold an effective 40% interest, and the government of Mali 20%. Yatela is located some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of Kayes, the regional capital.

Geology: Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The keel is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. Mineralisation occurs as a layer along the sides and in the bottom of the keel. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating performance

Tonnages processed at Yatela increased during the year while the recovered grade decreased by 12% to 2.99g/t. Attributable production rose marginally to 98,000 ounces.

Total cash costs rose by only 3% to $263 per ounce as fuel and mining contractor costs increased. This was offset by improved cost performance in other areas, including the significant benefit realised from reduced cement consumption and costs by the move from bottom-lift stacking of the heap-leach pad to top-lift stacking.

Gross profit of $11 million, adjusted for the effect of unrealised non-hedge derivatives, was 38% higher than in 2004 due to a 9% increase in the gold price.

Capital expenditure of $2 million was 33% lower than the previous year and was incurred mainly on heap-leach pad construction.

Growth prospects

Mining of heap leachable ore will cease in mid-2007 after which leaching and rinsing of the heaps will continue for some months. The potential for a small amount of sulphide ore below the existing Alamoutala deposit to be treated at Sadiola is being investigated.

Outlook

In 2006, Yatela's attributable production is expected to rise to between 118,000 ounces and 122,000 ounces, at a total cash cost of $249 per ounce to $259 per ounce. Capital expenditure attributable to AngloGold Ashanti is planned at $0.2 million, to be spent mainly on the final extension of the overland conveyor.

Morila	2005	2004	2003
Pay limit (oz/t)	**0.07**	0.09	0.06
Pay limit (g/t)	**2.27**	2.81	2.14
Recovered grade (oz/t)	**0.158**	0.130	0.221
Recovered grade (g/t)	**5.41**	4.44	7.56
Gold production (000oz) – 100%	**655**	510	794
Gold production (000oz) – 40%	**262**	204	318
Total cash costs ($/oz)	**191**	184	108
Total production costs ($/oz)	**293**	263	179
Capital expenditure ($ million) 100%	**5**	4	12
Capital expenditure ($ million) 40%	**2**	2	4
Total number of employees	**1,183**	1,398	1,327
Employees	**478**	479	453
Contractors	**705**	919	874

Morila

Description: AngloGold Ashanti and Randgold Resources Limited each hold a 40% interest in the Morila Joint Venture, with the other 20% being held by the Malian government. Morila is situated some 180 kilometres by road south-east of the capital of Mali, Bamako, which is 600 kilometres south-east of Sadiola.

Geology: Morila is a mesothermal, shear-zone-hosted deposit, which, apart from rising to the east against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalocopyrite.

Operating performance

Morila made a good recovery during the year with production rising to 262,000 attributable ounces. This was as a result of higher tonnages and an increase in the overall grade of 22% to 5.41g/t.

A strike by mining contractor employees in the third quarter affected both tonnages and costs. Overall, however, total cash costs were contained

and, at $191 per ounce, are amongst the best in the industry.

Gross profit adjusted for the effect of non-hedge derivatives rose by 56% to $39 million.

Capital expenditure of $2 million was at similar levels to that of 2004, and was incurred mainly on plant modifications, infill drilling and the purchase of a tower crane.

Growth prospects

A regional drilling programme, with a view to finding another significant orebody, is being conducted over the next two years at a cost of $6 million.

Outlook

In 2006, gold production is expected to decrease to between 215,000 ounces and 223,000 ounces, at a total cash cost of $274 per ounce to $286 per ounce. Capital expenditure of about $0.8 million is anticipated.

Attributable contribution to AngloGold Ashanti production in 2005 (%)



■ Morila
■ Other Mali operations
■ Rest of the world

Gold production (000oz) Morila (attributable)



Total cash costs ($/oz) Morila



Capital expenditure ($m) Morila (attributable)



Namibia

AngloGold Ashanti has a single operation in Namibia, the Navachab mine. In 2005, the mine produced 81,000 ounces of gold at a total cash cost of $321 per ounce.

Navachab

Description: AngloGold Ashanti owns 100% of the Navachab open-pit gold mine, which is located near Karibib in Namibia, on the southern west coast of Africa.

Geology: The Navachab deposit is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcano-clastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20 degrees to the north-west. The mineralisation is predominantly hosted in a sheeted vein set (±60%) and a replacement skarn body (±40%).

The gold is very fine-grained and associated with pyrrhotite, and minor trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80% of the gold is free milling.

Operating performance

In 2004, AngloGold Ashanti assumed control of the mining operations at Navachab from the mining contractor, employing additional people and purchasing its own equipment. This transition to owner-mining meant that only limited operations were conducted in the first half of that year.

In 2005, gold production rose by 21% to 81,000 ounces as grade increased to 2.05g/t. A crusher failure in April resulted in significant downtime, adversely affecting tonnages in the second quarter.



Navachab	2005	2004	2003
Pay limit (oz/t)	0.05	0.05	0.04
Pay limit (g/t)	1.65	1.46	1.38
Recovered grade (oz/t)	0.060	0.046	0.051
Recovered grade (g/t)	2.05	1.59	1.75
Gold production (000oz)	81	67	73
Total cash costs ($/oz)	321	348	274
Total production costs ($/oz)	326	389	296
Capital expenditure ($ million)	5	21	2
Total number of employees	315	251*	389
Employees	315	251	180
Contractors	–	–	209

* No mining labour, contract or otherwise, was on site during the first half of 2004.

Total cash costs decreased by 8% to $321 per ounce as a result of the increased gold production.

Gross profit adjusted for the effect of non-hedge derivatives increased to $10 million as a result of higher production, lower costs and the higher gold price received.

Capital expenditure of $5 million was significantly down on the previous year which included expenditure on the transition to owner-mining. Expenditure during 2005 was mainly on additional owner-mining facilities, mining equipment, plant automation and ongoing exploration.

Growth prospects

Previous studies on a potential pit expansion, which was then uneconomical, are being reconsidered given the current outlook for the gold price. Several brownfields prospects are located within trucking distance and are currently under investigation.

Outlook

Gold production is expected to rise to between 81,000 ounces and 85,000 ounces in 2006, at a total cash cost of $301 per ounce to $313 per ounce. Capital expenditure of $1.4 million is planned.

Attributable contribution to
AngloGold Ashanti production in 2005 (%)



- Navachab
- Rest of the world

Gold production (000oz)
Navachab



Total cash costs ($/oz)
Navachab



Capital expenditure ($m)
Navachab



Tanzania

Gold production (000oz) Geita



Total cash costs ($/oz) Geita



Capital expenditure ($m) Geita



Attributable contribution to AngloGold Ashanti production in 2005 (%)



- Geita
- Rest of the world

Geita	2005	2004	2003
Pay limit (oz/t)	0.07	0.09	0.06
Pay limit (g/t)	2.27	2.81	2.16
Recovered grade (oz/t)	0.092	0.109	0.105
Recovered grade (g/t)	3.14	3.74	3.60
Gold production (000oz) – 100%	613	692	661
Gold production (000oz) – 100% attributable from May 2004	613	570	331
Total cash costs ($/oz)	298	250	183
Total production costs ($/oz)	387	328	223
Capital expenditure ($ million) 100%	78	14	20
Capital expenditure ($ million) 100% attributable from May 2004	78	13	10
Total number of employees	2,280	2,256	2,080
Employees	1,066	661	643
Contractors	1,214	1,595	1,437

AngloGold Ashanti has a single operation in Tanzania, the Geita Gold Mine. Prior to May 2004, the mine was managed under a joint venture agreement between Ashanti Goldfields and AngloGold. Since the merger of the two companies, Geita has been a wholly owned subsidiary.

In 2005, the Tanzanian region produced 613,000 ounces of gold at a total cash cost of $298 per ounce.

Geita

Description: The Geita mine is located 80 kilometres south-west of the town of Mwanza. It is a multi-pit operation with a CIL plant which has the capacity to treat 6 million tonnes a year.

Geology: Geita is an Archaean mesothermal, mainly Banded Ironstone Formation (BIF)-hosted, deposit. Mineralisation is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with



the BIF. Some lower grade mineralisation can occur in the diorite as well (usually in association with BIF-hosted mineralisation), and approximately 20% of the gold is hosted in the diorite.

Operating performance

In 2005, gold production decreased to 613,000 ounces, largely as a result of a 16% decline in yield to 3.14g/t as the high-grade ore in the current cut-back was depleted. The high-grade ore of the next phase of mining in the Nyankanga pit is likely to be accessed by the end of September 2006.

A change from contract to owner-mining was implemented in order to address spiralling contractor mining costs, and this change was successfully completed by the end of July 2005. Benefits began to flow through in the last quarter of the year but as a result of the change over to owner-mining, a contract termination fee of $9 million was incurred and this is reflected in the income statement.

Total cash costs rose by 19% to $298 per ounce as a result of lower production, low contractor efficiencies and increased fuel costs. Gross profit, adjusted for the effect of unrealised non-hedge derivatives, declined to $9 million.

Capital expenditure of $78 million reflected the cost of the ore haulage fleet purchased as a result of the transition to owner mining, ongoing exploration and tailings dam upgrades.

Growth prospects

Exploration on the identification and generation of resources to the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life of mine reserves but significant further brownfields potential is expected, both surface and underground.

Outlook

Gold production is set to decline to between 562,000 ounces and 585,000 ounces in 2006, at an expected total cash cost of between $297 per ounce and $309 per ounce. Capital expenditure of between $86 million and $89 million is planned, to be spent mainly on mining equipment, workshop facilities, road construction, grid power studies and ongoing exploration.

United States of America

AngloGold Ashanti's gold assets in the United States comprise the wholly owned AngloGold Ashanti (Colorado) Corp., which holds a 67% interest in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado with a 100% interest in the gold produced until loans extended to the joint venture are repaid.

AngloGold Ashanti's stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc. with effect from 30 June 2003. As reporting on all production and operations owned over the past three years is required in the Form 20-F (which is filed with the US Securities and Exchange Commission), information pertaining to Jerritt Canyon is reported here.

AngloGold Ashanti also owns the Big Springs property in Nevada, which is no longer in operation and is currently in the final stages of reclamation and closure.

Cripple Creek & Victor

Description: CC&V, which is an open-pit operation, is located south-west of Colorado Springs in the state of Colorado.

Geology: The district of Cripple Creek is centred on an intensely altered alkaline, tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometres, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite intrusions which were is in turn intruded by the 1 GA Pikes Peak granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the tertiary-aged, Volcanic complex. The majority of the complex then infilled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of tertiary-aged intrusive dykes and sills ranging in composition from syenite to phonolite/ phonotephrite to lamprophyre. These intrusives occupy all of the dominant district structural orientations as well as laccoliths, cryptodomes and surficial flows. District structures are generally near vertical and strike north-north-west to north-east. These structures are commonly intruded by phonolite dykes which appear to have also acted as primary conduits for the late-stage gold mineralising solutions. Higher grade pods of


N
Jerritt Canyon
Big Springs
Nevada
San Francisco
Los Angeles
Denver
Colorado
Cripple Creek & Victor
Chicago
New York
Washington DC
UNITED STATES OF AMERICA
Operations
Sold and/or closed operations
0
1000km

CC&V	2005	2004	2003
Pay limit (oz/t)	**0.01**	0.01	0.01
Pay limit (g/t)	**0.34**	0.34	0.34
Recovered grade (oz/t)	**0.018**	0.018	0.020
Recovered grade (g/t)	**0.62**	0.61	0.67
Gold production (000oz)	**330**	329	283
Total cash costs ($/oz)	**230**	220	199
Total production costs ($/oz)	**333**	300	310
Capital expenditure ($ million)	**8**	16	24
Total number of employees	**357**	387	447
Employees	**313**	313	326
Contractors	**44**	74	121

Attributable contribution to
AngloGold Ashanti production in 2005 (%)



5%

95%

■ CC&V
■ Rest of the world

Gold production (000oz)
CC&V



mineralisation occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 metres and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

Operating performance

Record tonnages were crushed and placed on the leach pad in 2005 with over 21.2 million tons processed through the primary gyratory crusher. Gold production was at a record level at 330,000 ounces for the year. The yield, at 0.62g/t, was also maintained year-on-year.

Total cash costs were $230 per ounce, 5% higher than in 2004, as a result of increased equipment maintenance costs and higher commodity costs, particularly diesel.

Gross profit, adjusted for the effect of unrealised non-hedge derivatives, rose to $17 million, principally as a result of higher gold prices realised although these were partially offset by higher production costs.

Capital expenditure of $8 million was markedly down on that for the previous year and was spent mainly on exploration and major mine equipment rebuilds.

Total cash costs ($/oz)
CC&V



Capital expenditure ($m)
CC&V



Growth prospects

The expansion project completed in 2003 has increased average annual gold production by 40% and extended the life of mine from 2008 to at least 2013, and should yield an additional 2.8 million ounces of production over this period.

Outlook

In 2006, gold production is expected to be consistent between 323,000 ounces to 337,000 ounces with expected total cash costs of $238 per ounce to $248 per ounce. Capital expenditure is planned to rise to $12 million for exploration, haul truck purchase, major mine equipment rebuilds, and engineering for load-out bin relocation.

Jerritt Canyon

Description: The Jerritt Canyon district is located in the north-central Independence Mountains, north-west of Elko, Nevada in the United States.

AngloGold Ashanti (Nevada) Corp., formerly known as AngloGold (Jerritt Canyon) Corp., and its partner

Meridian Gold sold their stake in the Jerritt Canyon operation to Queenstake Resources with effect from 30 June 2003.

Operating performance and outlook

The operation was sold with effect from 30 June 2003.

Jerritt Canyon	*2003	2002
Pay limit (oz/t)	0.22	0.22
Pay limit (g/t)	7.55	7.55
Recovered grade (oz/t)	0.209	0.231
Recovered grade (g/t)	7.15	7.91
Gold production (000oz) 100%	153	338
Gold production (000oz) 70%	107	237
Total cash costs ($/oz)	270	249
Total production costs ($/oz)	366	348
Capital expenditure ($ million) 100%	4	11
Capital expenditure ($ million) 70%	2	8
Total number of employees	295	297
Employees	291	291
Contractors	4	6

* To 30 June 2003

Zimbabwe

The Freda-Rebecca, a former Ashanti operation, was owned by AngloGold Ashanti for only four months of 2004.

Freda-Rebecca

Description: AngloGold Ashanti had a 100% interest in the Freda-Rebecca underground mine, which it sold to South African-based Mwana Africa Holdings for $2 million with effect from 1 September 2004. The mine is located at Bindura, north of Harare, in Zimbabwe.

Freda-Rebecca	*2004
Pay limit (oz/t)	
Pay limit (g/t)	
Recovered grade (oz/t)	0.048
Recovered grade (g/t)	1.66
Gold production (000oz)	9
Total cash costs ($/oz)	417
Total production costs ($/oz)	589
Capital expenditure ($ million)	1
Total number of employees	745
Employees	687
Contractors	58

* For the four months from May 2004 to August 2004.

Global exploration

The replacement of production ounces through near-mine (brownfields) exploration continued to remain a high priority for AngloGold Ashanti in 2005. During the year, brownfields exploration activities continued around the group's main operations in Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. Greenfields exploration activities in 2005 were primarily focused on the Democratic Republic of Congo (DRC), Colombia, Alaska, Laos, Philippines, Mongolia, China, and Russia, with exploration in the relatively mature terrains of Peru, Tanzania, Ghana, and Mali being curtailed. Whilst the principal objective of the greenfields exploration group is to discover new long-life, low-cost mines for AngloGold Ashanti, the company will seek to optimise value in exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies.

During 2005, total exploration expenditure amounted to $79 million, of which $42 million was spent on brownfields exploration. The remainder, $37 million, was spent on greenfields exploration in Colombia, Peru, Alaska, Mongolia, China, Russia, Ghana, South East Asia, Australia and the DRC. Exploration expenditure is expected to total $91 million in 2006, $55 million on brownfields and $36 million on greenfields exploration.

Argentina

At Cerro Vanguardia, ongoing reconnaissance and resource definition drilling added a total of 0.14 million ounces to the Mineral Resource principally from the Loma Sur, Atila, Zorro and newly-discovered Serena veins.

Data derived from a detailed ground magnetic survey is currently being processed, to identify additional new blind mineralised veins.



Yatela
Sadiola
Mali
Morila
Guinea
Siguiri
Ghana
Bibiani
Obuasi
Alaska
Canada
USA
Cripple Creek & Victor
Russia
Mongolia
China
Laos
Philippines
Colombia
Brazil
Peru
Serra Grande
Argentina
AngloGold Ashanti Mineração
Cerro Vanguardia
Navachab
Namibia
South Africa
DRC
Geita
Tanzania
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Australia
Sunrise Dam
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas

Australia

Drilling at Sunrise Dam intersected numerous, narrow high-grade lodes beneath the current pit which have become accessible from the Daniel decline development to the south. Near-mine activities concentrated on testing underground strike extensions and the Carey Shear potential at depth.

Through the Tropicana Joint Venture with Independence Group NL, AngloGold Ashanti has earned a 70% interest in a 7,500 square kilometre tenement package that lies some 200 kilometres east-south-east of Sunrise Dam and within the Proterozoic-age Albany-Fraser Mobile Belt. No significant gold exploration has previously been undertaken in the Tropicana district. This belt lacks a history of exploration. In addition to the Tropicana, Rusty Nail and Kamikaze prospects, where initial drilling has been conducted, extensive anomalies have been identified by an ongoing soil sampling campaign, with data having been collected over approximately 60% of the ground holding.

Mineralisation at the Tropicana prospect has been identified over a strike length of greater than one kilometre by drilling and induced polarisation (IP) geophysical surveys. Significant intersections from wide-spaced diamond and reverse circulation drilling include 32 metres at 6.6g/t, 9 metres at 6.3g/t, 20 metres at 2.3g/t, 26 metres at 2.2g/t, as well as 10 metres at 4.1g/t and 38 metres at 3.0g/t and also 10 metres at 7.9g/t. An IP geophysical survey and limited drilling, completed late in the year, have identified a parallel zone of mineralisation. For a complete listing of results see Independence Group NL news releases on www.independencegroup.com.au

At Yarmana, drilling results were disappointing and the project, together with a number of projects in the Yilgarn and Tanami regions were divested, completing the rationalisation of the Australia region's greenfields exploration programme.

Brazil

Brownfields exploration continued on the company's leases in the Iron Quadrangle in Minas Gerais State, where the Cuiabá and Córrego do Sítio mines and the Lamego prospect are located, and also at Serra Grande near Crixás.

At Córrego do Sítio, exploratory underground development in the Cachorro Bravo orebody was ongoing and continued to confirm the lateral and down-dip continuity of the mineralisation at anticipated thicknesses and grades. Ongoing surface and underground drilling of the deeper oxide and sulphide mineralisation added 1.39 million Mineral Resource ounces during 2005, principally at the Laranjeiras orebody, bringing the total Mineral Resource to 2.50 million ounces at 7.09g/t. Underground development drilling is continuing and a pre-feasibility study is in progress.

At Lamego, late in 2005, exploratory underground development accessed the higher grade Carruagem orebody, and further evaluation of the mineralisation is planned.

At Crixás, the testing of targets in the mine area is ongoing but no significant Mineral Resources were added this year.

Canada

In 2005 the company decided to convert all of its remaining interests in the Red Lake Mining District in Ontario into a royalty position.

China

During 2005, project generation activities identified a number of exploration projects and discussions are in progress to proceed with these through co-operative joint ventures.

Colombia

During 2005, AngloGold Ashanti continued with early-stage exploration in Colombia and one target was drill-tested with negative results. Numerous targets will be followed up and drill-tested in 2006.

Democratic Republic of Congo (DRC)

Drilling commenced at Mongbwalu in 2005 and the results support historical tonnage and grade estimates of 1.2 million ounces at 9.9g/t. A 3 million ounce inferred Mineral Resource is being targeted at Addidi/Kanga D7 in 2006 and definition drilling will commence in the 10-kilometre by 15-kilometre Mongbwalu Ridge region. This is in addition to drill-testing of both high-grade, underground vein and lower-grade, open-pit targets. An evaluation of the regional upside will also commence given that the current concession covers virtually the entire Kilo Greenstone Belt.

Ghana

All satellite exploration activities were stopped, with the properties either being disposed of or ceded back to the licence holders.

At Obuasi, a target generation exercise has identified several surface targets that require follow-up in 2006. Progress on the two surface holes, which are anticipated to intersect the Obuasi Fissure at 3,400 metres below the surface, has been slow due to technical drilling problems.

Guinea

The oxide exploration programme at Siguiri has delineated a total of 0.67 million ounces of new Mineral Resources, of which 0.57 million ounces were delineated at Kintinian, which is situated 5 kilometres to the north of the current operations.

Laos

A desktop review in conjunction with geochemical sampling and regional reconnaissance mapping was undertaken to assess prospective areas under the joint venture with Oxiana Limited and has defined three priority areas.

Mali

AngloGold Ashanti terminated greenfields exploration in the south of Mali in 2005 and has divested the exploration properties.

At Sadiola, three oxide targets will require follow up drilling in 2006.

At Morila, exploration drilling focused mainly on the Samacline target approximately 800 metres to the north-west of the main orebody. A broad envelope of lower grade mineralisation (1g/t – 4g/t) which at times hosts discrete lenses of higher grades (+5g/t), has formed the basis of conceptual modelling to test the viability of a small-scale underground operation. A regional drilling programme commenced in late 2005.

Mongolia

Drilling at the Altun Uul project, in the south-west Gobi, has revealed a mid-size, low-gold tenor shear-related system, with limited upside and AngloGold Ashanti has withdrawn from the area. Two epithermal projects, Elgen Uul and Bayan Adraga will require follow-up work in 2006.

Namibia

At Navachab, exploration focused on the Grid A West and East areas, located 5 kilometres from the Navachab mine.

Peru

All exploration activities were terminated and the tenements and data packages are either being sold or farmed out to third parties.

Philippines

Reconnaissance investigations have commenced in one of the areas defined in the strategic alliance with Red 5 Limited, which is located approximately 20 kilometres north of the Siana Gold Project.

Russia

AngloGold Ashanti continues to explore a number of avenues to build an exploration portfolio, including an association with strategic local partners and various properties were investigated in 2005. Through its technical consultancy agreement and board representation, AngloGold Ashanti continues to support Trans-Siberian Gold in the proposed development of its Asacha and Veduga projects. An increased involvement in the management of Trans-Siberian Gold has been implemented to facilitate decisions on the future of the Asacha and Veduga projects in the medium term.

South Africa

Three surface boreholes were completed in the Vaal River area during 2005. Borehole JAL1, drilled to the south-west of Kopanang, returned an average value of 11.11g/t over 32.9 centimetres (yielding 365 cm g/t), resulting in a modified gold value and tonnage for the nearby Edom property. Drilling of two boreholes is in progress in the Moab Khotsong "Lower Mine" project area, to test the grade and structure.

Tanzania

Detailed soil geochemistry, geological mapping and sampling in the Kigosi North properties focused on targets generated from an airborne geophysical survey. The exploration of these properties takes place under an option agreement with Tan Range Exploration Corporation.

At Mkurumu, a joint venture with Anglo Tanzania Gold Limited, a wholly owned subsidiary of Draig Mineral Developments Limited, was signed and they are the operators of the project. Detailed mapping and systematic soil sampling was started in 2005.

At Geita, exploration activities focused on orebody extension and regional exploration at Nyamulilima Hill, and in the gaps between the existing orebodies within the three main mineralised trends at Nyamulilima, Kukuluma-Matandani and Geita-Nyankanga.

United States

At Cripple Creek & Victor, drilling at a 120 metre spacing delineated four new, open-ended, mineralised zones with potential upside, which will be followed up in 2006.

In 2005, AngloGold Ashanti focused its North American greenfields exploration in Alaska with the drilling of three projects and regional target generation activities. Two of the three projects drilled, Lost Mine South (LMS) and Terra, returned positive results and identified open-ended ore zones with potential upside. The LMS discovery is a low-angle, high-grade vein system, located 40 kilometres south-west of the Pogo mine and within 15 kilometres of existing infrastructure. The Terra discovery consists of a series of low-sulphidation, high-grade veins within a new epithermal district in the western Alaska Range. The development of both of these new discoveries was from the follow-up of the 2004 target generation programme. In 2005, the regional target generation programme defined five new projects, which will be explored in 2006.

The ER and Eagle projects, near Pogo, were divested. In addition, AngloGold Ashanti vended its Nevada database into an exploration alliance with Canadian junior, Redstar Gold Corporation. The alliance provides AngloGold Ashanti with a claw-back right on any new project developed during the vesting period.

Mineral Resources and Ore Reserves

AngloGold Ashanti had Mineral Resources of 175.8 million ounces and Ore Reserves of 63.3 million ounces as of 31 December 2005.

AngloGold Ashanti submitted applications for conversion of five old order mining rights in respect of its Vaal River Operations and one in respect of its West Wits Operations. It also applied for a new mining right in respect of its Vaal River Operations and one in respect of its West Wits Operations. AngloGold Ashanti was advised on 1 August 2005 by the Director-General of Minerals and Energy that its applications had been successful. The contents of the Notarial Agreements relating to these conversions are currently being reviewed in preparation for registration of the new rights in the near future. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on 9 February 2006.

Ore Reserves and Mineral Resources are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resources

The 2005 Mineral Resources decreased by 42.4 million ounces to 175.8 million ounces, including a depletion of 8.1 million ounces. Mineral Resources were estimated at a gold price of $475 per ounce. The largest reduction in the Mineral Resource (6.8 million ounces) occurred at Savuka, where the pending closure of the mine has resulted in a significant amount of the Mineral Resource being written off as there are no reasonable prospects of further economic extraction.

Scoping studies conducted at other mines based on estimates including capital requirements and current costs showed that a significant amount of material previously included in Mineral Resources no longer showed reasonable economic potential.

Consequently this material has been excluded from the current Mineral Resource statement. The exclusions are summarised below:

Mponeng (Block 5 on the VCR and the CLR below 120 level)	-4.5 million ounces
Moab Khotsong (reduction Moab Khotsong lower mine)	-4.2 million ounces
Geita (constrained by economic pit shells)	-4.2 million ounces
Navachab (constrained by the economic pit shell)	-3.3 million ounces
Tau Lekoa (Mineral Resource below 1650 level)	-3.2 million ounces
Great Noligwa (partial removal of C Reef from the plan)	-2.8 million ounces

At Obuasi, a project to model and estimate the Mineral Resources was completed late in the year. The Mineral Resource classification system at Obuasi was revised to reflect confidence levels used at other AngloGold Ashanti operations and this was the primary cause of a Mineral Resource decrease of 3.7 million ounces.

Significant increases in Mineral Resources occurred with:
- an increase of 1.6 million ounces at Boddington due to the completion of the feasibility study update; and
- an increase of 1.7 million ounces in Brazil, mainly due to the positive results from exploration at Córrego do Sítio.

Ore Reserves

Gold

AngloGold Ashanti's attributable Proved & Probable Ore Reserves amounted to 78.9Moz as at 31 December 2004 based on the preferred position of the United States' Securities and Exchange Commission (SEC). In accordance with this preferred position, the group's Ore Reserves were estimated using the three-year historical average of gold prices of $375/oz, A$536/oz and R94,765/kg respectively. AngloGold Ashanti reviews and updates its estimates of Ore Reserves annually and publishes them in the first quarter of each year.

In accordance with the preferred position of the SEC, and based on the estimated average gold price and exchange rates for the three years ended 31 December 2005, which yields gold prices of around $400 per ounce, A$556 per ounce and R86,808 per kilogram, AngloGold Ashanti's Proved and Probable Ore Reserves have been determined to be 63.3 million ounces as at 31 December 2005. The reduction in the group's Ore Reserves, as compared to those at 31 December 2004, amounted to 15.6 million ounces, 7.0 million ounces of which is due to depletion, 6.4 million ounces is due to the use of the lower rand gold price of R86,808 per kilogram and the remaining 2.2 million ounces reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:

● in the case of Moab Khotsong, the reduction of 5.4 million ounces is due to:
  – the removal of 1.3 million ounces from the existing project as a result of a decline in the mine call factor, and
  – the removal of the Moab Khotsong Phase 2 Project (4.1 million ounces) following the use of a lower rand gold price;
● in the case of Mponeng, the decrease of 1.7 million ounces is due to:
  – the removal of 0.4 million ounces with a decline in the mine call factor used, and
  – the removal of the Mponeng below 120 level Ventersdorp Contact Reef Project (1.3 million ounces) following the use of a lower rand gold price; and
● in the case of Tau Lekoa, the decline of 1.6 million ounces is primarily due to the lower rand gold price used.

A sensitivity analysis has been carried out on the company's Ore Reserves, using gold prices that reflect more recent spot prices ($530/oz, A$700/oz and R105,000/kg). This analysis, together with the anticipated reserve ounces expected to be generated by the 2006 exploration programmes, indicates that the current Ore Reserve position could be increased by some 9Moz, thereby more than replacing the depletion occurring in 2006.

By-products

A number of by-products will be recovered as a result of processing the Gold Ore Reserves. These include 13,920 tonnes of uranium from the South African operations 0.16 million tonnes of copper from Australia, 0.11 million tonnes of sulphur from Brazil and 22.66 million ounces of silver from Argentina. The details of the by-product Mineral Resources and Ore Reserves are shown in the supplementary statistics document.

Audit of 2004 Mineral Resource and Ore Reserve statement

During the course of the year, the AngloGold Ashanti 2004 Mineral Resource and Ore Reserve Statement for six operations was submitted to independent consultants for review. The group has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Ore Reserves and Mineral Resources for these six operations were evaluated. It is the company's intention to continue this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.

Competent persons

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.

The competent person for AngloGold Ashanti Exploration is:
● E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 15 years experience.

Competent persons for AngloGold Ashanti's Mineral Resources are:
● VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 20 years experience.
● MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 26 years experience.

Competent persons for AngloGold Ashanti's Ore Reserves are:
- CE Brechtel, MSc (Mining Engineering), MAusIMM, 30 years experience.
- DL Worrall, ACSM, MAusIMM, 25 years experience.
- J van Zyl Visser, BSc (Mineral Resource Management), PLATO, 19 years experience.

The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

Notes

A detailed breakdown of the Mineral Resources and Ore Reserves is provided in the report entitled, Supplementary Information: Mineral Reserves and Ore Reserves, which is available in the Annual Report section of the AngloGold Ashanti website (www.AngloGoldAshanti.com) and may be downloaded as PDF files using Adobe Acrobat Reader. This information is also obtainable from the AngloGold Ashanti offices at the addresses given at the back of this report.

Ore Reserves by country (attributable)

		Metric			Imperial*		
	Category	Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold Moz
South Africa	Proved	14.5	7.54	109.0	15.9	0.220	3.5
	Probable	188.7	3.84	725.0	208.0	0.112	23.3
	Total	203.2	4.10	834.0	224.0	0.120	26.8
Argentina	Proved	1.6	7.99	12.6	1.7	0.233	0.4
	Probable	4.5	6.53	29.2	4.9	0.190	0.9
	Total	6.0	6.91	41.8	6.7	0.202	1.3
Australia	Proved	47.7	1.16	55.2	52.6	0.034	1.8
	Probable	102.5	1.17	120.2	113.0	0.034	3.9
	Total	150.2	1.17	175.3	165.6	0.034	5.6
Brazil	Proved	2.7	6.01	16.2	3.0	0.175	0.5
	Probable	9.8	7.45	73.2	10.8	0.217	2.4
	Total	12.5	7.14	89.4	13.8	0.208	2.9
Ghana	Proved	39.5	1.94	76.7	43.5	0.057	2.5
	Probable	46.7	5.44	254.0	51.4	0.159	8.2
	Total	86.1	3.84	330.7	95.0	0.112	10.6
Guinea	Proved	23.6	0.62	14.5	26.0	0.018	0.5
	Probable	36.7	1.00	36.6	40.5	0.029	1.2
	Total	60.3	0.85	51.1	66.5	0.025	1.6
Mali	Proved	9.7	2.75	26.5	10.6	0.080	0.9
	Probable	9.3	3.95	36.5	10.2	0.115	1.2
	Total	18.9	3.34	63.1	20.8	0.097	2.0
Namibia	Proved	1.2	1.85	2.2	1.3	0.054	0.1
	Probable	8.9	1.65	14.7	9.8	0.048	0.5
	Total	10.1	1.67	16.9	11.1	0.049	0.5
Tanzania	Proved	22.1	3.40	75.1	24.3	0.099	2.4
	Probable	40.4	4.69	189.2	44.5	0.137	6.1
	Total	62.4	4.23	264.3	68.8	0.123	8.5
USA	Proved	87.4	0.86	75.4	96.3	0.025	2.4
	Probable	31.8	0.86	27.4	35.0	0.025	0.9
	Total	119.1	0.86	102.7	131.3	0.025	3.3
Totals	Proved	249.8	1.86	463.4	275.3	0.054	14.9
	Probable	479.2	3.14	1,506.0	528.2	0.092	48.4
	Total	729.0	2.70	1,969.4	803.6	0.079	63.3

* Tons refers to a short ton, which is equivalent to 2,000lbs avoirdupois.

Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Mineral Resources by country (attributable) [1]

		Metric			Imperial*		
	Category	Tonnes million	Grade g/t	Contained gold tonnes	Tons* million	Grade oz/t	Contained gold Moz
South Africa [2]	Measured	31.4	13.66	429.4	34.6	0.398	13.8
	Indicated	435.3	4.76	2,073.9	479.8	0.139	66.7
	Inferred	29.7	6.68	198.3	32.7	0.195	6.4
	Total	**496.4**	**5.44**	**2,701.6**	**547.2**	**0.159**	**86.9**
Argentina	Measured	10.8	2.35	25.2	11.9	0.068	0.8
	Indicated	15.3	3.54	54.2	16.9	0.103	1.7
	Inferred	6.5	3.49	22.7	7.2	0.102	0.7
	Total	**32.6**	**3.14**	**102.2**	**35.9**	**0.091**	**3.3**
Australia	Measured	62.4	1.15	71.9	68.8	0.034	2.3
	Indicated	164.5	1.04	171.5	181.3	0.030	5.5
	Inferred	143.0	1.01	144.7	157.7	0.029	4.7
	Total	**369.9**	**1.05**	**388.1**	**407.8**	**0.031**	**12.5**
Brazil	Measured	8.2	6.60	54.0	9.0	0.192	1.7
	Indicated	16.2	7.71	125.0	17.9	0.225	4.0
	Inferred	28.5	7.04	200.7	31.4	0.205	6.5
	Total	**52.9**	**7.18**	**379.8**	**58.3**	**0.209**	**12.2**
Ghana	Measured	101.2	3.33	336.6	111.6	0.097	10.8
	Indicated	64.9	4.83	313.7	71.6	0.141	10.1
	Inferred	41.9	5.82	244.0	46.2	0.170	7.8
	Total	**208.0**	**4.30**	**894.4**	**229.3**	**0.125**	**28.8**
Guinea	Measured	23.6	0.62	14.7	26.0	0.018	0.5
	Indicated	58.7	1.03	60.3	64.7	0.030	1.9
	Inferred	90.4	0.63	57.2	99.7	0.018	1.8
	Total	**172.7**	**0.77**	**132.3**	**190.4**	**0.022**	**4.3**
Mali	Measured	17.3	2.02	35.1	19.1	0.059	1.1
	Indicated	32.5	2.58	83.7	35.8	0.075	2.7
	Inferred	36.0	1.93	69.6	39.7	0.056	2.2
	Total	**85.8**	**2.19**	**188.3**	**94.6**	**0.064**	**6.1**
Namibia	Measured	10.3	0.88	9.1	11.4	0.026	0.3
	Indicated	27.9	1.42	39.5	30.8	0.041	1.3
	Inferred	6.0	1.20	7.1	6.6	0.035	0.2
	Total	**44.2**	**1.26**	**55.8**	**48.7**	**0.037**	**1.8**
Tanzania	Measured	25.8	3.40	87.7	28.4	0.099	2.8
	Indicated	63.0	4.56	287.1	69.4	0.133	9.2
	Inferred	7.5	5.23	39.1	8.2	0.152	1.3
	Total	**96.2**	**4.30**	**413.9**	**106.1**	**0.125**	**13.3**
USA	Measured	146.0	0.95	138.2	161.0	0.028	4.4
	Indicated	72.9	0.91	66.1	80.4	0.026	2.1
	Inferred	8.2	0.73	6.0	9.1	0.021	0.2
	Total	**227.2**	**0.93**	**210.3**	**250.5**	**0.027**	**6.8**
Totals	Measured	437.1	2.75	1,202.0	481.8	0.080	38.6
	Indicated	951.1	3.44	3,275.1	1,048.4	0.100	105.3
	Inferred	397.8	2.49	989.5	438.5	0.073	31.8
	Total	**1,786.0**	**3.06**	**5,466.6**	**1,968.7**	**0.089**	**175.8**

* Tons refers to a short ton, which is equivalent to 2,000lbs avoirdupois.

[1] Inclusive of the Ore Reserve component

[2] It is anticipated that 8.7Moz of the South African region's published Mineral Resources will be taken up in stabilising pillars.

Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Corporate governance

Corporate governance reference checklist

Key category	Key indicator	Key information	Reference/Additional Information
Board of directors	Chairman	Russell Edey	Independent director and chairman
	Deputy chairman	Dr James Motlatsi	Independent director and deputy chairman
	Independent non-executive directors	Frank Arisman Reginald Bannerman Elisabeth Bradley Colin Brayshaw Russell Edey Dr James Motlatsi	Independent in terms of Listings Requirements of JSE Limited (JSE)
	Non-independent non-executive directors	Dr Sam Jonah (President) René Médori Bill Nairn Simon Thompson Tony Trahar Lazarus Zim	Tony Lea resigned from the board on 1 August 2005 and René Médori was appointed in his stead. Dr Sam Jonah resigned as an executive director on 1 August 2005 but continues to serve as President of the company in a non-executive capacity.
	Executive directors	Bobby Godsell (CEO) Neville Nicolau (COO: Africa) Roberto Carvalho Silva (COO: International) Srinivasan Venkatakrishnan (CFO) Kelvin Williams (Marketing)	At the AGM held on 29 April 2005, Dave Hodgson (COO) did not stand for re-election. On 1 August 2005, Jonathan Best (CFO) retired from the board. Srinivasan Venkatakrishnan was appointed CFO, and two new COOs were appointed: Neville Nicolau (Africa) and Roberto Carvalho Silva (International).
	Appointment and retirement of directors	Directors retire by rotation every three years. Board has the power to appoint new directors but such directors must resign and stand for election at the next AGM following their appointment by the board. All appointments to the board are reviewed by the Nominations Committee prior to the nomination to the board	The following directors resigned during the year: Jonathan Best (CFO) Dave Hodgson (COO) Tony Lea The following directors were re-elected or elected at the AGM on 29 April 2005: Colin Brayshaw Dr Sam Jonah Tony Lea (resigned 1 August 2005) Bill Nairn Simon Thompson Kelvin Williams Lazarus Zim The following directors were appointed by the board since the last Annual General Meeting: Reginald Bannerman Roberto Carvalho Silva (COO: International) René Médori Neville Nicolau (COO: Africa) Srinivasan Venkatakrishnan (CFO) The following directors will stand for re-election or election at the AGM in May 2006: Frank Arisman Reginald Bannerman Elisabeth Bradley Roberto Carvalho Silva Russell Edey Bobby Godsell René Médori James Motlatsi Neville Nicolau Srinivasan Venkatakrishnan
	Board	17 directors Independent chairman and deputy chairman Six independent non-executive directors Five executive directors Six non-executive directors (non-independent) Board Charter* Sets out powers, responsibilities, functions, delegation of authority, and the areas of authority expressly reserved for the board Approved by the board 30 July 2003; amended 27 October 2004	2005: 6 board meetings Number of board committees: 9 Full biographical details, including each director's qualifications and year of appointment to the board, are available in the directors and executive management section on pages 23 to 26

Corporate governance reference checklist

Key category	Key indicator	Key information	Reference/Additional Information
Board committees	Audit and Corporate Governance Committee*	Members: Colin Brayshaw (Chair) Frank Arisman Elisabeth Bradley Russell Edey	Fully independent committee in terms of JSE's Listings Requirements and the United States' Sarbanes-Oxley Act See page 92 for details on the committee 2005: five committee meetings
	Employment Equity & Development Committee	Members: Dr James Motlatsi (Chair) Frank Arisman Roberto Carvalho Silva Bobby Godsell Bill Nairn Neville Nicolau Lazarus Zim	Independent chairman See page 93 for details on the committee 2005: four committee meetings Dave Hodgson resigned from the committee effective 29 April 2005 and was replaced by Roberto Carvalho Silva and Neville Nicolau on 1 May 2005
	Executive Committee	Members: Bobby Godsell (Chair) Roberto Carvalho Silva Richard Duffy Neville Nicolau Thero Setiloane Srinivasan Venkatakrishnan Kelvin Williams	Executive management committee comprising executive directors and the executive officers for business development and marketing Meetings are generally held on a weekly basis
	Investment Committee	Members: Russell Edey (Chair) Elisabeth Bradley Dr Sam Jonah Bill Nairn Simon Thompson Srinivasan Venkatakrishnan Peter Whitcutt Kelvin Williams	Independent chairman See page 93 for details on the committee 2005: three committee meetings Jonathan Best and Tony Lea resigned from the committee on retirement from the board on 1 August 2005. The new CFO, Srinivasan Venkatakrishnan, has attended meetings of this committee as an invitee and was appointed to the committee, together with Peter Whitcutt on 10 February 2006
	Market Development Committee	Members: Elisabeth Bradley (Chair) Frank Arisman Roberto Carvalho Silva Bobby Godsell Dr Sam Jonah Dr James Motlatsi Kelvin Williams Lazarus Zim	Independent chairman See page 93 below for details on the committee 2005: one committee meeting Roberto Carvalho Silva was appointed on 1 May 2005
	Nominations Committee*	Members: Russell Edey (Chair) Frank Arisman Elisabeth Bradley Colin Brayshaw Dr James Motlatsi Tony Trahar	Independent chairman Majority independent committee {5 out of 6} See page 93 for details on the committee 2005: three committee meetings
	Political Donations Committee	Members: Dr James Motlatsi (Chair) Elisabeth Bradley Colin Brayshaw	Fully independent committee Policy on Political Donations* See page 93 for details on the committee 2005: No meetings

Corporate governance reference checklist

Key category	Key indicator	Key information	Reference/Additional Information
Board committees	Remuneration Committee*	Members: Russell Edey (Chair) Colin Brayshaw Tony Trahar	Independent chairman Majority independent committee {2 out of 3} See page 93 for details on the committee 2005: 4 committee meetings
	Safety, Health and Sustainable Development Committee	Members: Bill Nairn (Chair) Bobby Godsell Dr Sam Jonah Dr James Motlatsi Neville Nicolau Simon Thompson	Non-executive chairman See page 94 for details on the committee 2005: 4 committee meetings Neville Nicolau was appointed on 10 February 2006
Directors' policy	Directors' induction policy*	Approved by the board 30 January 2004	
	Fit and proper standards for directors and company secretaries policy*	Approved by the board 30 January 2004	
	Professional advice for directors policy*	Approved by the board 30 January 2004	
Insider trading	Market abuse (Insider trading) policy*	Policy approved 30 October 2002; amended 28 April 2005	See page 96 for details on insider trading
Code of ethics for employees	Code of ethics for employees*	Principles of Business Conduct approved by the board 30 January 2003	See page 96 for details on the code of ethics
Code of ethics for senior financial officers	Code of ethics for the chief executive officer, principal financial officer and senior financial officers*	Code approved by the board 30 July 2003	See page 96 for details on the code of ethics
Whistle blowing	Confidential reporting policy*	Policy approved by the board 30 January 2004	See page 96 for details on the policy
Disclosures policy	Disclosures policy*	Policy approved by the Executive Committee on 6 December 2004	See page 95 for details on the policy

* Policies/Committee Charters/Board Charter/Codes available on the company website:
www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines

AngloGold Ashanti is compliant with the South African King Code on Corporate Governance, 2002, (the King Code) except in a few areas where the company has chosen not to adhere. Areas of non-compliance with the King Code are fully detailed below as required by the Listings Requirements of the JSE. The company is compliant with the applicable corporate governance requirements of the Sarbanes-Oxley Act in the United States. Compliance with Section 404 of the Act is required for the 2006 financial year.

Significant corporate governance milestones achieved during the year include:
- being included in the JSE Sustainability Index 2005;
- receiving a merit award at the Institute of Chartered Secretaries and Administrators of Southern Africa and JSE Annual Report Awards, in the mining and non-mining resources sector, and the Services SETA award for the best sustainable development report;
- receiving an Excellent Rating in the Ernst & Young Excellence in Sustainability Reporting Survey; and
- Best Investor Relations Website 2005 from Investor Relations Magazine, in conjunction with the daily financial newspaper, Business Day.

The Board of Directors

AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50% of the company's issued share capital, and is therefore, not subject to the director independence requirements of the New York Stock Exchange (NYSE). The board comprises a unitary board structure of 17 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.

Directors' retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). A curriculum vitae of each director standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is authorised by the company's articles of association to appoint new directors, provided such appointees retire at the next AGM and stand for election by shareholders. A Nominations Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.

The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.

Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. Non-executive directors do not hold service contracts with the company. Details on the remuneration of executive and non-executive directors are presented in the Remuneration Report on page 114.

Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the company, ensures that the company's interests are served by impartial views that are separate of management and shareholders.

On 26 October 2005, AngloGold Ashanti's majority shareholder, Anglo American plc, announced its intention to reduce its shareholding in the company with the effect that the company would no longer constitute a subsidiary of Anglo American. If this were to occur, AngloGold Ashanti would no longer be regarded as a controlled company in terms of the NYSE Listing Manual. In any event, as a foreign private issuer listed on the NYSE and in terms of section 303A.00 of the NYSE Listing Manual, AngloGold Ashanti is not required to have a majority independent board if the company's primary exchange does not require this. The JSE, on which exchange the company has its primary listing, does not require a majority independent board.

In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5% of the company's treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an adviser to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. All six independent directors comply with these requirements.

The board, its sub-committees, and the directors all completed an annual evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board respectively. Both the managing secretary and company secretary played a critical role in this process. The evaluation of each non-executive director's performance was led by the board chairman, while the assessment of the performance of the board chairman was led by the deputy chairman of the board. The evaluation of the performance of executive directors is conducted by the Remuneration Committee. For full details, see Remuneration Committee on page 93.

A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management, that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The

managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. The managing secretary and company secretary ensure that minutes of all shareholders', board and board committees' meetings are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.

A compliance function has been established to assist the board and the management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.

All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

Six board meetings took place during the course of 2005. All directors, or their designated alternates, attended the board meetings during their tenure except for Dr James Motlatsi, who was unable to attend two meetings, and Messrs Médori, Nairn and Thompson who were unable to attend one meeting each. The non-executive directors met during the year in the absence of executive directors and management.

AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.

Board sub-committees

To facilitate the activities and deliberations of the board, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each sub-committee.

Members of the board committees have access to management and the records of the company, as well as to external professional advisers should the need arise. A description of each sub-committee is provided below.

The Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. The Sarbanes-Oxley Act requires the board to identify a financial expert from its ranks. The board has resolved that Mr Brayshaw, chairman of the committee, is the board's financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. The board considers it unnecessary for the chief executive officer to attend meetings of the committee but, if required, may attend by invitation from the chairman of the committee. Contrary to the recommendation of the King Code, the board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee and that the chief executive officer need not be a member of the committee as a result of the requirements of the Sarbanes-Oxley Act in relation to independent directors membership of the committee.

The group internal audit manager also has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his calibre, experience and integrity, enables him to discharge his duties as required by law and in fulfilment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.

The committee meets regularly with the external audit partner, the group's internal audit manager and the executive officer: finance, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:
- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report back from group internal audit manager; appointment and dismissal of group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with the committee members in the absence of management.

The committee met on five occasions during 2005. All members of the committee attended each of the committee meetings. In addition, two sub-committee meetings were held.

The NYSE rules require that the board determine whether a member of the committee's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. Mr Brayshaw, the chairman of the committee, is a member of eight (2004: nine) other public companies' audit committees and is chairman of four (2004: seven). Mrs Bradley is a member of three (2004: four) other public companies' audit committees and is the chairman of one (2004: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, calibre and integrity of both

Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee and the board, demonstrate their commitment to the company. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.

The Employment Equity and Development Committee

The committee is responsible for overseeing the company's performance in respect of employment equity by taking into account the legal requirements of applicable legislation and monitoring targets set by the company. The committee is also responsible for skills development of employees in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2005. All members of the committee attended each meeting except Mr Zim who was unable to attend two meetings and Dr Motlatsi and Mr Godsell who were unable to attend one meeting each.

The Executive Committee

The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. The committee meets generally on a weekly or ad hoc basis. The Management Committee (formerly the Operations Committee), responsible for overseeing the operational performance of the company, and the Finance Committee, responsible for overseeing the financial and administrative affairs of the company, are both sub-committees of the Executive Committee – see Other committees.

The Investment Committee

The committee is responsible for overseeing and reviewing strategic investments of the company. The committee met on three occasions during 2005. All members attended meetings of the committee except Mr Nairn who was unable to attend two meetings and Dr Jonah and Messrs Lea, Thompson and Williams who were unable to attend one meeting each.

The Market Development Committee

The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally. The committee met on one occasion during 2005 with only Mr Zim unable to attend.

The Nominations Committee

The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman. The committee met on three occasions during 2005. All members of the committee attended meetings of the committee except Dr Motlatsi and Messrs Arisman and Brayshaw who were unable to attend one meeting each.

The Political Donations Committee

The Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on 29 April 2003 that sets the guiding principles for funding. The group's strategy on political funding is under review and, consequently, the committee did not meet in 2005.

The Remuneration Committee

The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2005, the remuneration payments for all directors and information on the Share Incentive Scheme are available in the Remuneration Report at pages 113 to 117 of this Annual Report. The performances of the executive directors are considered relative to the prevailing business climate, market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee met on four occasions during 2005. All members of the committee, or their designated alternates, attended meetings of the committee except Mr Brayshaw who was unable to attend one meeting.

The Safety, Health and Sustainable Development Committee

This committee is tasked with overseeing the company's performance in respect of safety, health and sustainable development, and for establishing targets in relation to each of these areas. The committee met on four occasions during 2005. All members of the committee attended each committee meeting except for Mr Thompson who was unable to attend two meetings and Dr Jonah who was unable to attend one meeting.

Other committees

In addition to the committees of the board mentioned above, the executive committee has established a number of standing committees to oversee the day-to-day management of the company's affairs. The Finance Committee which meets on a regular basis, is chaired by the chief financial officer and comprises a number of executive officers and members of senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company's affairs. The Management Committee (formerly the Operations Committee) meets on a monthly basis, is chaired by the chief executive officer and comprises all executive officers of the company and regional heads. The committee monitors and reviews the operational performance of the company. The Treasury Committee is chaired by

an independent director, Mr Brayshaw, and comprises executive officers and senior management in the financial and marketing disciplines. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.

Employee and other stakeholder engagement

The company has a variety of strategies and structures in place that are designed to promote constructive engagement with employees and other stakeholders. Full details of the company's initiatives and practices in respect of stakeholder engagement are contained in the AngloGold Ashanti Report to Society 2005, which is available electronically on the company website.

Employment equity and development

In October 2005, AngloGold Ashanti submitted its fifth annual employment equity report to the Department of Labour on progress made with the implementation of the company's employment equity plan in respect of its South African operations. The 2005 report indicates that continued progress has been made year-on-year. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the Charter. An external audit of progress on equity issues was undertaken in 2004. The external employment equity audit noted substantial progress in terms of employment equity. The audit report highlighted the following findings:

- 61% of the identified risk areas were satisfactorily resolved, the challenge is to ensure that these achievements are sustained particularly training and career development, talent retention and performance management; and
- 35% of the risk areas were in remediation, these included the implementation of performance management for the lower levels, the provision of underground toilets for women and mentoring and diversity awareness programmes.

Measures are being implemented to address these issues. The following is a summary of the 2005 report as required by section 22(1) of the Employment Equity Act of 1998.

At 1 August Occupational categories	2005							2004						
	Total	Black male	White male	Black female	White female	*Total desig-nated	% desig-nated	Total	Black male	White male	Black female	White female	*Total desig-nated	% desig-nated
Legislators, senior officials and managers	189	15	160	3	11	29	15	193	14	169	1	9	24	12
Professionals	890	105	678	20	87	212	24	981	117	742	18	104	239	24
Technicians and associate professionals	1,705	404	1,032	56	213	673	39	1,979	416	1,157	164	242	822	42
Clerks	1,326	674	175	223	254	1,151	87	1,373	736	220	140	177	1,153	84
Craft and related trades workers	3,451	1,588	1,423	222	218	2,028	59	3,852	1,743	1,617	247	245	2,235	58
Plant & machine operators and assemblers	9,295	8,913	59	258	65	9,236	99	9,814	9,352	83	282	97	9,731	99
Elementary occupations	17,794	17,087	112	588	7	17,682	99	19,599	18,949	130	514	6	19,469	99
Total permanent	34,650	28,786	3,639	1,370	855	31,011	89	37,791	31,327	4,118	1,336	980	33,673	89
Non-permanent employees	9,718	8619	812	266	21	8,906	92	8,328	7,254	880	183	11	7,448	89
Total	44,368	37,405	4,451	1,636	876	39,917	90	46,119	38,581	4,998	1,549	991	41,121	89

The category Blacks includes Coloureds and Indians. Included in the above are 782 (2004: 636) people with disabilities. The above employee numbers include AngloGold Health Services.

* Total designated = HDSA (black male, black female and white female).

Sustainable development

The AngloGold Ashanti Report to Society 2005 is a reflection of the company's commitment to report on its impact and obligations in respect of its employees, the environment, economy and communities in which it operates. This report seeks to report on these issues to a wide range of stakeholders including shareholders, communities, employees and their representatives, local and national governments and other interested parties. The report has been designed to accord with The Global Reporting Initiative format and certain sections have been assured by independent auditors. The report is primarily an interactive web-based document that can be located at the company website – www.AngloGoldAshanti.com. A limited number of hard copies of the report are available on request from the Corporate Affairs department.

The company once again qualified for the JSE Socially Responsible Investment Index 2004, demonstrating its commitment to the triple-bottom line and to balancing the social, environmental and economic impacts of its business with its financial imperatives.

Disclosures policy

AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts. The policy is available on the company website.

Compliance with Section 303A.11 of the NYSE Rules

Section 303A.11 of the NYSE Rules requires a foreign-listed company on the exchange to identify significant differences between its corporate governance practices and those of a domestic company listed on the NYSE. The board does not comprise a majority of independent directors as the company is a controlled company and has adopted a different standard of director independence as compared with the NYSE standard. The JSE Listings Requirements only require a sufficient number of independent directors. The NYSE rules require fully independent nominations and remuneration committees. In compliance with JSE Listings Requirements, the company has a Nominations Committee and a Remuneration Committee. Both committees comprise solely of non-executive directors, the majority of whom are independent, and are chaired by the independent board chairman. The NYSE rules require the company to provide a written affirmation to the exchange in respect of the significant differences between the NYSE and the JSE as detailed in this paragraph. This written affirmation was submitted in August 2005. These significant differences are disclosed on our corporate website, www.AngloGoldAshanti.com.

Electronic voting by shareholders

In the 2004 Annual Report the company reported that it was investigating the feasibility of adopting an electronic voting system to empower shareholders to vote on resolutions at the AGM via the internet. The company is still investigating this option and shareholders will be informed of developments as and when they happen.

Communications with directors

In addition to any anonymous and confidential report stakeholders may wish to make using the whistle-blowing policy detailed below (under "Codes of ethics and whistle-blowing policy"), shareholders may address any issue, complaint or concern directly to the chairman of the board, the chairmen of any board committee or any director using the following contact details. Unless clearly addressed to a specific director and marked "Confidential", all correspondence will be screened by the company secretary to determine to which director or board committee chairman the correspondence should be directed:

Write to:
[Name of director / Board committee / Chairman of the Board]
c/o Company Secretary
AngloGold Ashanti Limited
PO Box 62117
Marshalltown 2107
South Africa

Facsimile: +27 11 637 6677 (Attention: Company Secretary)

Email: CompanySecretary@AngloGoldAshanti.com

Codes of ethics and whistle-blowing policy

In order to comply with the company's obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company's interests. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, who ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to management and internal audit for investigation. All reports and the progress of the investigations are conveyed to the Audit and Corporate Governance Committee by the group internal audit manager. Both codes and the whistle-blowing policy are available on the company website.

Access to information

The company has complied with its obligations in terms of the South African Promotion of Access to Information Act of 2000. The company's access to information manual is available on the company website and from the company secretarial department.

Sponsor

UBS acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

Risk management

Risk management and internal controls

The board has ultimate responsibility for the total risk management process within the group. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are communicated to all relevant employees.

A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the King Code and the Sarbanes-Oxley Act are complied with timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.

The company has a sound system of internal control, based on the group's policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.

The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.

The company's chief executive and chief financial officers are both required, in terms of the Sarbanes-Oxley Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the company's financial position, cash flows and operational results, in accordance with relevant accounting standards. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.

Risk factors

In this section references to AngloGold Ashanti are to AngloGold Ashanti Limited, or as appropriate, AngloGold Ashanti and its consolidated subsidiaries and associate companies.

The risk factors set out in this document have been organised into three categories:
● risks related to the gold mining industry generally;
● risks related to AngloGold Ashanti's operations; and
● risks related to AngloGold Ashanti's ordinary shares and ADSs.

Risks related to the gold mining industry generally

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control, including:
● speculative positions taken by investors or traders in gold;
● changes in the demand for gold as an investment;
● changes in the demand for gold used in jewellery and for other industrial uses;
● changes in the supply of gold from production, disinvestment, scrap and hedging;
● financial market expectations regarding the rate of inflation;

- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the IMF;
- gold sales by gold producers in forward transactions;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	536	411	445

Source of data: Metals Week, Reuters and London Bullion Market Association

On 31 January 2006, the afternoon fixing price of gold on the London Bullion Market was $568.75 per ounce.

In addition to the spot price of gold, a portion of AngloGold Ashanti's gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, and will continue to enter into, with various gold hedging counterparties.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tyres, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by $0.30 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions

Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

- establish the presence, and to quantify the extent and grades (metal content), of mineralised material through exploration drilling;
- determine appropriate metallurgical recovery processes to extract gold from the ore;
- estimate ore reserves;
- undertake feasibility studies and to estimate the technical and economic viability of the project; and
- construct, renovate or expand mining and processing facilities.

Once gold mineralisation is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

Development risks

AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

- future gold and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tyres and steel, that are consumed in mining activities. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labour, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life of mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti's ordinary shares and ADSs.

Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labour disputes;
- encountering unexpected geological formations;
- unanticipated ground and water conditions;
- unanticipated increases in gold lock-up and inventory levels in our heap-leach operations;
- fall-of-ground accidents in underground operations;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies. Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimising the incidence, and impact, of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti's operations, both within South Africa and elsewhere where seismic activity may be a factor.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage and potential legal liabilities. As a result, these events may have a material adverse effect on AngloGold Ashanti's operational results and its financial condition.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalisation, business generally, and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other "stakeholders" – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimise or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Risks related to AngloGold Ashanti's operations

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti uses hedging instruments to protect against low gold prices and exchange rate movements, which may prevent it from realising all potential gains resulting from subsequent gold price increases in the future.

AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements.

A significant number of AngloGold Ashanti's hedge contracts are not fair valued on the financial statements as they are designated as Normal Purchase Normal Sales contracts. Should AngloGold Ashanti fail to deliver gold into these contracts in accordance with their terms, then it would need to account for the fair value of all of its hedge contracts on the financial statements which could adversely affect AngloGold Ashanti's reported financial condition.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realised in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on AngloGold Ashanti's results of operations.

Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinian peso and the Australian dollar has had a negative impact upon AngloGold Ashanti's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti's operations. In 2005, 2004 and 2003, AngloGold Ashanti derived approximately 64%, 68% and 78%, respectively, of its revenues from these countries and approximately 58%, 64% and 76%, respectively, of production costs in these local currencies.

In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce, or 24% of the total increase in total cash costs from 2004. In 2004, the weakening of the dollar against these local currencies accounted for nearly $28 per ounce, or 52% of the total increase in total cash costs from 2003. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinian peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of AngloGold Ashanti's hedging instruments, a small proportion of its revenues are denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar's strength or weakness on AngloGold Ashanti's profitability.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and Australian dollar. The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti's financial condition.

AngloGold Ashanti's level of indebtedness may adversely affect its business.

As of 31 December 2005, AngloGold Ashanti had borrowings of $1,894 million. This level of indebtedness could have adverse effects on AngloGold Ashanti's flexibility to do business. Under the terms of AngloGold Ashanti's borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilising the cash flows from operations and, therefore, its ability to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. AngloGold Ashanti's level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, utilise existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

Inflation may have a material adverse effect on AngloGold Ashanti's results of operations.

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods. Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

While none of AngloGold Ashanti's specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.

AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights within specified time frames.

The Department of Minerals and Energy has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:

- promote equitable access to the nation's mineral resources to all the people of South Africa;
- substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs) – that is, any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa of 1993 came into operation, including women – to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;
- utilise the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labour sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Charter, compliance with which is measured using a designated Scorecard, requires that every mining company achieve 15% ownership by HDSAs of its South African mining assets by 1 May 2009, and 26% ownership by 1 May 2014.

The Scorecard allows for a portion of "offset" against these HDSA equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognised in terms of a framework currently being devised by the South African government.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years. It estimates that these sales transferred 20% of its attributable production in South Africa to HDSAs. In addition, AngloGold Ashanti is continuing to evaluate alternative ways in which to further achieve the objectives of the Charter. On 8 June 2005, AngloGold Ashanti announced that it was considering establishing an Employee Share Ownership Programme with a value equivalent to approximately 6% of its South African assets, consistent with the company's stated strategic intention to develop means of promoting broad-based equity participation in the company by HDSAs. The scope and terms of the programme remain under consideration and, once finalised, an announcement will be made and, if appropriate, the terms will be put to shareholders for their approval. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programmes to help achieve the requirement of having 40% of HDSAs in management roles by 2010. AngloGold Ashanti may incur expenses in giving further effect to the Charter and the Scorecard.

AngloGold Ashanti was informed on 1 August 2005 by the Director General of Minerals and Energy that its applications to convert its old order rights to new order rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti is in the process of reviewing certain draft notarial rights agreements, which it recently received from the Department of Minerals and Energy relating to the various rights, and will lodge these for registration with the Mining Titles Registration Office in due course. The notarial agreement for the West Wits operations has subsequently been executed and was lodged for registration on 9 February 2006. AngloGold Ashanti submitted two applications to the Department of Minerals and Energy for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The Department of Minerals and Energy is considering the remaining application.

Even where new order rights are obtained under the MPRDA, these rights may not be equivalent to the old order rights. The duration of the new rights will no longer be perpetual as was the case under old order rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. The

MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach.

The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with the group's South African operations in light of the new, as well as existing, environmental requirements.

The proposed introduction of South African State royalties, as well as proposed changes to the fiscal regime for mining companies in South Africa, where a significant portion of AngloGold Ashanti's mineral reserves and operations are located, could have an adverse effect on its results of operations and its financial condition.

The South African government has announced that it is considering new legislation, whereby the new order rights will be subject to a State royalty. The extent and basis of that royalty are unknown at present. The draft Mineral and Petroleum Royalty Bill was released in March 2003 for comments and proposed a royalty payment of 3% of gross revenue per year, payable quarterly, in the case of gold. The draft provided that the royalty payments would have commenced upon the conversion and granting of a new mining right.

AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from 1 May 2009, which date is the final date for conversion of the old order into new order mining rights in terms of the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On 18 February 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These included a delay in the introduction of the royalty to 1 May 2009, and confirmation of the South African government's preference for a revenue-based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations.

The introduction of the proposed royalty would have an adverse impact upon AngloGold Ashanti's profitability, as currently no royalty is payable to the State. However, the Minister of Finance announced also that due to the new regulatory system for the mining rights under the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it had become imperative to reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage, but they may have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti may need to improve its internal control over financial reporting and its independent auditors may not be able to attest to their effectiveness, which could have a significant adverse effect on AngloGold Ashanti's results of operations, its reputation and its financial condition.

AngloGold Ashanti is evaluating its internal control over financial reporting in order to allow management to report on, and its independent auditors to attest to, its internal control over financial reporting, as

required by Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder (collectively Section 404). AngloGold Ashanti is currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to AngloGold Ashanti for its annual report on Form 20-F for the year ended 31 December 2006. In the course of its ongoing Section 404 evaluation, AngloGold Ashanti has identified areas of internal control over financial reporting that need improvement and it has designed enhanced processes and controls, and plans to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future through this review.

Because AngloGold Ashanti is still in the evaluation process, it may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact its ability to comply with Section 404 in a timely manner. If AngloGold Ashanti is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, its independent auditors may not be able to attest to the effectiveness of its internal control over financial reporting and it may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of AngloGold Ashanti's financial statements. In addition, AngloGold Ashanti may be required to incur additional costs in improving its internal control system. Any such action could negatively affect AngloGold Ashanti's results and have an adverse effect on its results of operations, its reputation and its financial condition.

Certain factors may affect AngloGold Ashanti's ability to support the carrying value of its property, plant and equipment, acquired properties, investments and goodwill on its balance sheet.

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti groups assets at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognise an impairment, which could adversely affect AngloGold Ashanti's financial condition.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

A key aspect of the business combination of AngloGold and Ashanti was the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2030. In furtherance of this goal, AngloGold Ashanti has commenced exploration at Obuasi Deeps and intends in due course, based upon the information as it becomes available, to undertake feasibility studies to estimate the extent of the Ore Reserves, operating costs, capital expenditure and economic returns and consequently, the viability of mining Obuasi Deeps. If as a result of this further exploration and following the completion of these feasibility studies, AngloGold Ashanti determines that the development of the Obuasi Deeps is not economically feasible, such determination may have a material adverse effect on its results of operations and financial condition in the long term. The funding of the development of Obuasi Deeps will proceed only if AngloGold Ashanti continues to determine the development to be economically feasible.

AngloGold Ashanti's mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations, and changes in laws relating to issues such as mineral rights ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters. If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Tanzania, Mali and Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of extortion and kidnapping, which could have an adverse effect on the company's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.

Labour disruptions in South Africa and other countries could have an adverse effect on AngloGold Ashanti's operating results and financial condition.

As at 31 December 2005, approximately 66% (2004: 69%) of AngloGold Ashanti's workforce was located in South Africa.

Approximately 95% of the workforce on its South African operations is unionised, with the National Union of Mineworkers (NUM) representing the majority of unionised workers. AngloGold Ashanti's employees in some South American countries are also highly unionised. Trade unions have a significant impact on AngloGold Ashanti's labour relations climate, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then labour relations between AngloGold Ashanti and the industry have stabilised. This is in part due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise. It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with the NUM in August 2005, following negotiations between the NUM, UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines.

Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti's operations in South Africa. In contrast with previous strikes, this stoppage was peaceful and orderly and it is estimated that lost production, as a result of the strike, was made up in a reasonably short time period.

The Ashanti operations acquired in the business combination and their mining contractors also rely to a large degree on a unionised workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti's operations. It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at certain of AngloGold Ashanti's mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes with mining and other companies to attract and retain key executives and other employees with appropriate technical skills and managerial experience necessary to continue to operate its business. The retention of staff is particularly challenging in South Africa, where AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor "AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights" on page 103.

There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it lose any of its key personnel, its business may be harmed and its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.

AIDS remains the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30%. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2002 AngloGold Ashanti has offered a voluntary monitored anti-retroviral therapy programme for employees in South Africa who are infected with HIV. This programme offers a triple combination drug regimen, known as a drug cocktail, to wellness clinic patients that meet the medical eligibility criteria for starting treatment. From April 2003, AngloGold Ashanti's commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 4,000 employees are on the wellness programme and as at June 2005, approximately 1,200 employees had received treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral drug cocktail, is on average $185 per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect the results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.

AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.

Malaria is a significant health risk at all of AngloGold Ashanti's operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programmes. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health disease may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.

The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti incurs costs in providing occupational health services to its employees at various occupational health centres and it continues to implement initiatives with a view to limiting the incidence and severity of these occupational health diseases. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have occupational lung diseases, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD, as well as compensation to both miners and non-miners who suffer accidental injury in the workplace. Based on a recently proposed resolution, it is possible that these acts will be combined in the future.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalised value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times as many of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA. If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon its results of operations.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed

mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs.

AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations. Should this action not be successful, or in the absence of other solutions, AngloGold Ashanti may be forced to meet all or part of the costs associated with the ingress of underground water, which could have an adverse effect on its results of operations and its financial condition.

Some of AngloGold Ashanti's power supplies are not always reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold Ashanti's results of operations and its financial condition.

All of AngloGold Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant.

The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group's equipment. Other than short-term stand-by generators, which are not sufficient to allow AngloGold Ashanti to continue mining operations, it has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply.

Consequently, these factors may adversely affect AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure. Should similar events occur in future, or should power fluctuations or power cost increases adversely affect AngloGold Ashanti's other operations, this would have an adverse effect on AngloGold Ashanti's operational results and its financial condition.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability.

Risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs)

Sales of large numbers of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large amounts of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors. At the general meeting of AngloGold Ashanti's shareholders held on 5 December 2002, a majority of the group's shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti declares dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate with exchange rate movements.

Directors' approval

The annual financial statements and group annual financial statements for the year ended 31 December 2005 were approved by the board of directors on 28 February 2006 and are signed on its behalf by:

Directors

RP Edey, Chairman

RM Godsell, Chief Executive Officer

S Venkatakrishnan, Executive Director: Finance

CB Brayshaw, Chairman, Audit and Corporate Governance Committee

Managing secretary

Ms YZ Simelane

Secretary's certificate

In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.

Ms YZ Simelane
Managing Secretary

Johannesburg
28 February 2006

Report of the independent auditors
to the members of AngloGold Ashanti Limited

We have audited the annual financial statements of the AngloGold Ashanti Limited group and company as set out on pages 113 to 246 for the year ended 31 December 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the AngloGold Ashanti Limited group and company at 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
28 February 2006

Remuneration report

The Remuneration Committee sets and monitors executive remuneration for the company. This is achieved through an Executive Remuneration Policy which has as its objectives to:
- attract, reward and retain executives of the highest calibre;
- align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.

In particular the Remuneration Committee is responsible for:
- the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's executive share option and other incentive schemes.

Remuneration Committee

For 2005, members of the Committee comprised the following non-executive directors:
- Russell Edey (Chairman)
- Colin Brayshaw
- Tony Trahar

During the year, four meetings of the Remuneration Committee were held. Attendance by members or their designated alternates was as follows:

	Number of meetings held	Number attended
RP Edey	4	4
CB Brayshaw	4	3
AJ Trahar	4	4

All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.

The following principles are applied in determining executive remuneration:

1. Annual remuneration should be a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration.
2. Salary should be set at the median for the relevant competitive markets.
3. All incentive plans should align performance targets with shareholder interests.

Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)

Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The intention behind both schemes is to provide direct linkage between the interests of shareholders and the efforts of executives or managers.

To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.

The LTIP allows for the granting of rights to acquire shares, based on the achievement of stretched company performance targets over a three-year period.

These targets will be based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.

Executive director remuneration currently comprises the following elements:

1. **Basic salary**, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in light of their own performance, experience, responsibility and company performance.

2. **Annual bonus**, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70% company and 30% individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors. Fifty per cent of the bonus is paid in cash and 50% in the awarding of rights to acquire shares. The awards have a three-year vesting period.

3. **LTIP**: Executive directors are granted the right to acquire shares of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to outperform its gold company peers consistently.

   Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005.

4. **Pensions**: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. All executive directors who are not South African citizens have other retirement benefit plans, albeit that the company contributes to such plans, to the same extent as provided for their South African citizen peers. Death and disability cover reflects best practice amongst comparable employers in South Africa.

5. **Other benefits**: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.

Directors' service contracts

Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other four executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control (50% + 1 share) of the company. Compensation in these circumstances is pegged at twice the notice period.

Executive directors' and executive officers' remuneration

All figures in R000 [4] [5]	Appointed with effect from	Resigned with effect from	Salary	Per-formance-related payments[1]	Pension scheme contri-butions	Other benefits[2]	Sub total	Pre-tax gains on share options exercised [3]	Total
Executive directors' remuneration 2005									
RM Godsell (chief executive officer)			5,951	1,891	867	650	9,359	3,627	12,986
JG Best		31/07/05	1,837	–	270	170	2,277	1,757	4,034
R Carvalho Silva	01/05/05		3,079	939	607	120	4,745	–	4,745
DL Hodgson		30/04/05	1,047	–	154	8	1,209	799	2,008
Dr SE Jonah [6]		01/08/05	2,744	–	351	596	3,691	–	3,691
NF Nicolau	01/05/05		2,226	939	330	29	3,524	–	3,524
S Venkatakrishnan	01/08/05		1,619	1,055	188	–	2,862	–	2,862
KH Williams			3,258	960	481	2,208	6,907	587	7,494
			21,761	5,784	3,248	3,781	34,574	6,770	41,344
Executive officers' remuneration 2005									
Representing 18 executive officers [5] [7]			25,311	4,662	3,553	3,561	37,087	1,442	38,529
Total executive directors and executive officers remuneration – 2005			**47,072**	**10,446**	**6,801**	**7,342**	**71,661**	**8,212**	**79,873**
Executive directors' remuneration 2004									
RM Godsell (chief executive officer)			5,641	2,002	825	162	8,630	–	8,630
JG Best			2,983	1,758	440	169	5,350	–	5,350
DL Hodgson			2,983	958	440	45	4,426	–	4,426
Dr SE Jonah	01/06/04		2,967	918	–	318	4,203	–	4,203
KH Williams			3,089	836	458	104	4,487	7,179	11,666
Total			**17,663**	**6,472**	**2,163**	**798**	**27,096**	**7,179**	**34,275**
Executive officers' remuneration 2004									
Representing 13 executive officers [8]			16,131	5,553	2,094	1,377	25,155	2,178	27,333
Total executive directors and executive officers remuneration – 2004			**33,794**	**12,025**	**4,257**	**2,175**	**52,251**	**9,357**	**61,608**

Rounding may result in computational differences.

[1] In order to more accurately disclose remuneration received/receivable by Executive Directors and Executive Officers, the tables above include the performance-related payments calculated on the year's financial results.

[2] Includes health care, leave encashment, personal travel and relocation expenses. In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued were compulsorily encashed.

[3] Excludes pre-tax gains on share options exercised by Messrs Best and Hodgson (18,900 shares and 36,000 shares respectively) post the period in which they held office, and in respect of 4,000 shares exercised by executive officers pre-appointment to office. Mr Godsell purchased AngloGold Ashanti shares in his own name, using the after tax gains from share options exercised.

[4] Salaries are disclosed only for the period from or to which, office is held.

[5] Messrs Carvalho Silva, Nicolau and Venkatakrishnan, formerly executive officers of the company, were appointed to the board of directors with effect from dates shown. Remuneration therefore has been split according to category as earned.

[6] Dr Jonah resigned as an executive director of the company, but remains a non-executive director.

[7] In 2005, the emoluments, in whole or in part, in respect of 18 executive officers are aggregated. Movements as follows:
- Three executive officers were appointed to the board of directors, two effective on 1 May 2005 and one effective 1 August 2005.
- Five additional executive officers were appointed, all the result of internal promotions, two effective 1 May 2005 and one each effective 1 June 2005, 1 July 2005 and 1 November 2005.
- Two executive officers resigned from the company, one effective 31 August 2005 and the other on 31 December 2005.

Emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2006 pertaining to 2005 results which reflects total amount to be paid.

[8] In 2004, of the 13 executive officers, five were promoted effective 1 May 2004; two were employed effective 1 July 2004; and one was promoted effective 1 December 2004 – emoluments have only been disclosed from the various effective dates, except for performance-related payments made in 2005 pertaining to the 2004 results which reflects the total amount paid.

Non-executive directors' remuneration

The following table details fees and allowances paid to non-executive directors:

All figures stated to the nearest R000	2005				2004[1]			
	Directors' fees	Committee fees	Travel[2] allowance	Total	Directors' fees	Committee fees	Travel[2] allowance	Total
RP Edey (chairman)	832	200	102	1,134	602	150	75	827
Dr TJ Motlatsi (deputy chairman)	300	160	–	460	250	123	–	373
FB Arisman	102	170	77	349	99	123	52	274
Mrs E le R Bradley	110	190	–	300	107	137	–	244
CB Brayshaw[3]	110	150	–	260	107	115	–	222
Dr SE Jonah* (president) (effective 1 August 2005)	46	43	–	89	–	–	–	–
AW Lea (resigned 31 July 2005)	59	23	51	133	101	37	13	151
R Médori (effective 1 August 2005)	44	17	–	61	–	–	–	–
WA Nairn	110	130	–	240	107	123	–	230
NF Oppenheimer (resigned 29 April 2004)	–	–	–	–	33	10	–	43
J Ogilvie Thompson (resigned 29 April 2004)	–	–	–	–	33	10	–	43
SR Thompson (effective 30 April 2004)	102	80	102	284	67	33	26	126
AJ Trahar	110	80	–	190	107	37	–	144
PL Zim (effective 30 April 2004)	110	80	–	190	73	33	–	106
Total – non-executive directors	2,035	1,323	332	3,690	1,686	931	166	2,783
Alternates								
DD Barber	–	–	–	–	–	–	–	–
AH Calver	–	–	–	–	–	–	–	–
PG Whitcutt	–	–	–	–	–	–	–	–
Total – alternate directors	–	–	–	–	–	–	–	–
Grand total	2,035	1,323	332	3,690	1,686	931	166	2,783

* Dr Jonah resigned as an executive director with effect 31 July 2005, but remains a non-executive director.

Rounding may result in computational differences

[1] At the annual general meeting of shareholders held on 29 April 2004, shareholders approved an increase in directors' fees with effect from 1 May 2004 as follows:
– Chairman – $130,000 (to 30 April 2004: R200,000) per annum
– Deputy chairman – R300,000 (to 30 April 2004: R150,000) per annum
– South African resident directors – R110,000 (to 30 April 2004: R100,000) per annum
– Non-resident directors – $16,000 (to 30 April 2004: R100,000) per annum

[2] A payment of a travel allowance of $4,000 (effective 1 May 2004) or $2,000 prior to this date, per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

[3] In addition, Mr Brayshaw was paid a fee of R18,000 (2004: R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.

Executive directors do not receive payment of directors' fees or committee fees.

At the annual general meeting to be held on Friday, 5 May 2006, shareholders will be requested to consider an ordinary resolution approving the remuneration payable to the president of the company, including his remuneration as a director, to be fixed at R300,000 per annum. This proposal arises from the office of the president becoming non-executive.

Share incentive schemes

Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and other managers during the year to 31 December 2005 and subsequent to year-end.

Executive directors, executive officers and other managers

		RM Godsell **	JG Best	R Carvalho Silva	DL Hodgson
Balance as at 1 January 2005 *					
Number		224,300	70,800	38,600	92,600
Average exercise price per share	– R	137.31	180.98	239.96	171.60
Granted during the year					
Number		40,535	–	16,215	–
Average exercise price per share	– R	197.50	–	197.50	–
Exercised during the year					
Number		25,100	37,800	–	33,600
Average exercise price per share	– R	104.00	121.76	–	113.64
Average market price per share					
at date of exercise	– R	248.50	225.96	–	249.58
Pre-tax gain at date of exercise					
Value	– R	3,626,950	3,938,793	–	4,567,344
Average per share	– R	144.50	104.20	–	135.93
Lapsed during the year					
Number		–	33,000	–	–
Average exercise price per share	– R	–	248.81	–	–
Held at 31 December 2005					
Number		239,735	–	54,815	59,000
Average exercise price per share granted	– R	150.97	–	227.40	204.61
Latest expiry date		4 May 2015		4 May 2015	4 May 2015
Issued subsequent to year-end to 31 January 2006					
Granted					
Number		–	–	–	–
Average exercise price per share	– R	–	–	–	–
Exercised					
Number		–	–	–	10,000
Average exercise price per share	– R	–	–	–	159.10
Average market price per share at					
date of exercise	– R	–	–	–	334.51
Pre-tax gain at date of exercise					
Value	– R	–	–	–	1,754,123
Average per share	– R	–	–	–	175.41
Lapsed					
Number		–	–	–	–
Average exercise price per share	– R	–	–	–	–
Held at 31 January 2006					
Number		239,735	–	54,815	49,000
Average exercise price per share granted	– R	150.97	–	227.40	213.89

No prior year adjustments

	Number of shares	Average price per share (R)
* Movement in balance at 1 January 2005:		
From Total other to Total executive officers	88,600	202.18
From Total executive officers to Total directors	79,600	215.43

** R M Godsell purchased AngloGold Ashanti shares in his own name, using the after tax proceeds from the sale of shares acquired on the exercise of options.

Of the 4,397,155 options or rights granted and outstanding at 31 December 2005, 758,150 options at an average exercise price of R124.12 had vested.

SE Jonah	NF Nicolau	S Venkatakrishnan	KH Williams	Total directors	Total executive officers*	Total other*	Total share incentive scheme
50,000	41,000	–	59,000	576,300	339,860	3,900,800	4,816,960
221.00	192.34	–	177.94	170.39	189.89	220.92	212.69
–	15,635	14,865	4,230	91,480	92,885	468,050	652,415
–	197.50	197.50	197.50	197.50	197.50	197.50	197.50
–	–	–	5,000	101,500	17,000	357,038	475,538
–	–	–	104.00	113.80	124.00	130.41	126.64
–	–	–	221.30	217.78	226.22	264.23	252.95
–			586,500	12,719,588	1,737,671	47,778,330	62,235,589
–	–	–	117.30	125.32	102.22	133.82	130.87
50,000	–	–	–	83,000	13,410	500,272	596,682
221.00	–	–	–	232.06	239.70	235.39	235.02
–	56,635	14,865	58,230	483,280	402,335	3,511,540	4,397,155
–	193.77	197.50	185.71	176.82	192.77	224.94	216.71
	4 May 2015	4 May 2015	4 May 2015		4 May 2015	4 May 2015	
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	10,000	–	100,100	110,100
–	–	–	–	159.10	–	127.88	130.72
–	–	–	–	334.51	–	328.68	329.21
–	–	–	–	1,754,123	–	20,100,243	21,854,366
–	–	–	–	175.41	–	200.80	198.50
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	56,635	14,865	58,230	473,280	402,335	3,411,440	4,287,055
–	193.77	197.50	185.71	177.19	192.77	227.79	218.92

Directors' report

Nature of business

AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

Holding company

The company's holding and ultimate holding companies are respectively:
– Anglo South Africa Capital (Proprietary) Limited
– Anglo American plc (incorporated in England and Wales)

The effective shareholding of Anglo American plc in the issued share capital of the company at the undermentioned dates was as follows:

	31 January 2006	31 December 2005	31 December 2004
Ordinary shares held			
Number	134,788,099	**134,788,099**	134,788,099
Percentage	50.85	**50.88**	50.97

On 26 October 2005 Anglo American plc announced that it intended to provide the company with greater flexibility to pursue its strategy and that it intended to reduce its shareholding in the company, while still intending to remain a significant shareholder in the medium term. In a responding announcement the company welcomed this decision. On 22 February 2006, Anglo American plc announced that it would reduce its percentage ownership in AngloGold Ashanti through a proposed public secondary offering. The effect of the offering may result in a reduction in the number of members affiliated with Anglo American plc on the board of AngloGold Ashanti.

Share capital

There was no change to the authorised share capital of the company during 2005. The authorised ordinary share capital of AngloGold Ashanti is R100m in 400m shares of 25 South African cents each.

The following are the movements in the issued and unissued ordinary share capital from the beginning of the accounting period to the date of this report:

Issued shares

	2005		2004	
	Number of shares	**Rand**	**Number of shares**	**Rand**
At 1 January	**264,462,894**	**66,115,724**	223,136,342	55,784,086
Issues during year				
Issued in terms of business combination with Ashanti Goldfields Company Limited	**–**	**–**	41,133,752	10,283,438
Exercise of options by participants in the AngloGold Share Incentive Scheme	**475,538**	**118,884**	192,800	48,200
At 31 December	**264,938,432**	**66,234,608**	264,462,894	66,115,724
Issued subsequent to year-end				
Exercise of options by participants in the AngloGold Share Incentive Scheme	**110,100**			
At 31 January 2006	**265,048,532**			

The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, and which may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area.

Further details of the authorised and issued shares, as well as the share premium, are given in Note 28 to the group's financial statements.

Unissued shares

	2005 Number of shares	2004 Number of shares
At 1 January	135,537,106	176,863,658
Issues during year	475,538	41,326,552
Gross unissued shares at 31 December	135,061,568	135,537,106
Issues subsequent to year-end	110,100	
Gross unissued shares at 31 January 2006	134,951,468	
Maximum number of shares set aside in terms of specific authorities granted by shareholders for purposes of:		
– the Share Incentive Scheme	7,288,834	
– the 2.375% guaranteed convertible bonds	15,384,615	
Net unissued shares at 31 January 2006	112,278,019	

Unissued shares under the control of directors

In terms of the authority granted by shareholders at the annual general meeting held on 29 April 2005, 10% of the authorised but unissued ordinary share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the Share Incentive Scheme and for the purposes of the conversion of the $1 billion, 2.375% guaranteed convertible bonds, issued by AngloGold Ashanti Holdings plc, are placed under the control of the directors. This authority expires at the next annual general meeting.

The unissued shares under the control of the directors at 31 December 2005 were as follows:

	Shares	Rand
Authorised share capital	400,000,000	100,000,000
Shares in issue at 29 April 2005	264,527,894	66,131,974
Unissued shares at 29 April 2005	135,472,106	33,868,026
Less: Shares set aside in terms of:		
– Share Incentive Scheme	7,274,517	1,818,629
– Guaranteed Convertible Bonds	15,384,615	3,846,154
Net unissued shares at 29 April 2005	112,812,974	28,203,243
Unissued shares under the control of the directors at 29 April 2005 (10% of net unissued shares)	11,281,297	2,820,324
Less: Shares issued at the discretion of the directors	–	–
At 31 December 2005	11,281,297	2,820,324

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.

The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 29 April 2005. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

American Depositary Shares

At 31 December 2005, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 48,702,313 (2004: 45,217,297) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share.

At 31 January 2006, there were 48,093,545 ADSs in issue and listed on the NYSE.

Ghanaian Depositary Shares

At 31 December 2005, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GSE), 21,848,600 (2004: 22,246,200) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. There has been no change since 31 December 2005.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) at any one time.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, (rights), and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the "AngloGold Share Incentive Scheme or share incentive scheme".

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options will be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or will expire.

Time-related options vest over a five-year period from date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five.

Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options will be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or will expire.

Performance-related options granted vest in full, three years after date of grant, provided that the conditions under which the options were granted, are met.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest in full, three years after date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years after date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting.

The AngloGold Share Incentive Scheme is summarised as follows:

The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75% of the total number of ordinary shares in issue at that date, is:

	31 January 2006	31 December 2005	31 December 2004
	7,288.834	7,285,807	7,272,730

The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:

	31 January 2006	31 December 2005	31 December 2004
	364,442	364,291	363,637

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2005 to 31 January 2006 is:

Options and rights

	Time-related	Performance-related	Bonus Share Plan	Long-Term Incentive Plan	Total	Average exercise price per ordinary share	Ordinary` shares issued
At 1 January 2005	1,391,060	3,425,900	–	–	4,816,960	212.69	2,240,140
Movement during year							
– Granted	–	–	283,915	368,500	652,415	197.50	–
– Exercised	471,950	3,300	288	–	475,538	126.64	475,538
– Lapsed – terminations	54,400	525,600	11,682	5,000	596,682	235.02	–
At 31 December 2005	864,710	2,897,000	271,945	363,500	4,397,155	216.71	2,715,678
Subsequent to year-end							
– Exercised	110,100	–	–	–	110,100	130.72	110,100
– Lapsed – terminations	–	–	–	–	–	–	–
At 31 January 2006	754,610	2,897,000	271,945	363,500	4,287,055	130.72	2,825,778

Analysis of options and rights outstanding at 31 December 2005:

Holding	Holders	Number	Total exercise price – R000
1 – 100	62	5,410	1,069
101 – 500	99	19,830	3,916
501 – 1,000	65	59,710	14,052
1,001 – 5,000	419	1,346,530	326,809
5,001 – 10,000	119	870,105	198,411
10,001 – 100,000	86	1,855,835	372,464
Over 100,000	1	239,735	36,193
Total	851	4,397,155	952,914

Financial results

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2005. A synopsis of the financial results for the year is set out in the summarised group financial and operating results on pages 12 to 15.

Review of operations

The performance of the various operations are comprehensively reviewed on pages 43 to 78.

Dividends

Dividend policy

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, financial condition, including its cash needs, future earnings prospects and other factors.

Dividends declared since 1 January 2005

	Final dividend number 97	Interim dividend number 98	Final dividend number 99
Declaration date	26 January 2005	27 July 2005	9 February 2006
Last date to trade ordinary shares cum dividend	11 February 2005	12 August 2005	23 February 2006
Record date	18 February 2005	19 August 2005	3 March 2006
Amount paid per ordinary share			
– South African currency (cents)	180	170	62
– United Kingdom currency (pence)	15.49	14.78	5.81
– Ghanaian currency (cedis)	2,683.08	2,381.75	920.02
Amount per CDI* – Australian currency (cents)	7.55	6.81	2.75
Payment date	25 February 2005	26 August 2005	10 March 2006
Amount per GhDS** – Ghanaian currency (cedis)	26.83	23.81	9.20
Payment date	28 February 2005	29 August 2005	13 March 2006
Amount per ADS*** – United States currency (cents)	30.37	26.09	10#
Payment date	7 March 2005	6 September 2005	20 March 2006

Rounding may result in computational differences

*   Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share

**   Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share

***   Each ADS (American Depositary Share) is equal to one ordinary share

Illustrative value. The actual rate of payment will depend on the exchange rate on approximately 10 March 2006

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

Borrowings

The company's borrowing powers are unlimited. As at 31 December 2005, the group's borrowings totalled $1,894m, R12,015m (2004: $1,605m, R9,062m).

On 19 February 2004, AngloGold announced the launch of an offering of $900m convertible bonds due 2009, subject to increase by up to $100m pursuant to an option, by its wholly owned subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold Ashanti. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25 February 2004, AngloGold announced that the bond managers had exercised the option to subscribe for additional bonds in a principal amount of $100m, increasing the offering to $1 billion. The offer closed and was settled on 27 February 2004. The $1 billion remains outstanding.

On 27 January 2005 AngloGold Ashanti announced the signing of a new three-year $700m revolving credit facility to replace the $600m facility which matured in February 2005. The new facility, which will be used for general corporate purposes, will reduce the group's cost of borrowing with the borrowing margin over LIBOR reducing from 70 basis points to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's local and international relationship banks.

Significant announcements

On 27 January 2005, AngloGold Ashanti announced that the board of directors had approved a $121m expansion project at the company's Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from 190,000oz/year to 250,000oz/year at an estimated cost of $169/oz over the life of the project and would extend the life of mine profile by six years to 2019.

On 28 April 2005, the company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The revised terms of the subscription were approved by TSG shareholders on 27 May 2005 and AngloGold Ashanti's 17.5% equity interest in TSG increased to 29.9% on 31 May 2005, the date on which the second subscription was completed.

On 29 April 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100% AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures, to Crescent Gold Limited, for a total consideration of A$4m, $3m, A$0.3m, $0.2m was payable on the execution of a binding sale and purchase agreement, A$1m, $0.8m is payable in Crescent Gold shares and A$3m, $2m is payable in cash, on or before 15 December 2006.

On 19 July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on 6 May 2005 at R75m, $11m. Subsequently, Aflease was acquired by sxr Uranium One Inc. Further details on this transaction are given in note 27 to the group's financial statements.

On 27 July 2005, AngloGold Ashanti reached an agreement with the government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7m, R45m. In addition, the company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On 11 August 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project for a total consideration of $12.5m, R84m with an option to repurchase 60% of the project should reserves in excess of 2Moz be identified within three years. The exploration project is located approximately 800 kilometres south-east of the city of Lima in Peru.

On 27 February 2006, AngloGold Ashanti announced that it had signed an agreement with China explorer, Dynasty Gold Corporation, to acquire an effective 8.7% stake in that company, through a purchase of 5.75 million Dynasty units at a price of C$.40 each. Each until will consist of one common share and one-half common share pruchase warrant, exercisable at a price of C$0.60 per unit for two years.

Investments

Particulars of the group's principal subsidiaries and joint venture interests are presented on page 246.

DIRECTORS' REPORT

Litigation

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2005, a material effect on the group's financial position.

Material change

There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2005.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Passed at the annual general meeting held on 29 April 2005: General approval for the acquisition by the company, or a subsidiary of the company, of its own shares.	17 May 2005
Subsidiaries		
AngloGold Brasil Ltda	Change of name to AngloGold Ashanti Brasil Ltda	3 January 2005
AngloGold Holdings plc	Adoption of New Memorandum and Articles of Association Change of name to AngloGold Ashanti Holdings plc	2 September 2005 18 October 2005
Ashanti Exploration Limited	Change of name to AngloGold Ashanti Exploration (Ghana) Limited	18 February 2005

Annual general meetings

At the 61st annual general meeting held on 29 April 2005, shareholders passed ordinary resolutions relating to:
- the adoption of the annual report for the year ended 31 December 2004;
- the re-election of Mr CB Brayshaw, Mr AW Lea, Mr WA Nairn and Mr KH Williams as directors of the company;
- the election of Dr SE Jonah, Mr SR Thompson and Mr PL Zim, who were appointed since the previous annual general meeting, as directors of the company;
- the renewal of a general authority placing 10% of the unissued ordinary shares of the company, after setting aside sufficient shares attributable to the Share Incentive Scheme and guaranteed convertible bonds, under the control of the directors;
- the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE; and
- the approval of the introduction of the Long-Term Incentive Plan and the Bonus Share Plan.

Details concerning the special resolution passed by shareholders at this meeting are disclosed above.

Notice of the 62nd annual general meeting, which is to be held in Johannesburg at 11:00 on Friday, 5 May 2006, is enclosed as a separate document with the Annual Report 2005. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.

Directorate and secretary

Mr DL Hodgson retired from the board on 29 April 2005 followed by Mr AW Lea and Mr JG Best both on 31 July 2005. On 1 May 2005 Messrs R Carvalho Silva and NF Nicolau were appointed to the board. Mr R Médori and Mr S Venkatakrishnan were appointed on 1 August 2005.

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr FB Arisman, Mrs E le R Bradley, Mr RP Edey, Mr RM Godsell and Dr TJ Motlatsi who, being eligible, offer themselves for re-election.

In addition to the abovementioned directors, Mr R Carvalho Silva, Mr NF Nicolau, Mr R Médori and Mr S Venkatakrishnan, who were appointed as directors during the year, and Mr RE Bannerman, who was appointed a director on 10 February 2006, are due to retire at the annual general meeting and offer themselves for election.

Non-executive directors do not hold service contracts with the company. Mr Godsell, who offers himself for re-election, holds a service contract with the company, terminable on the giving of not less than 12 months' notice.

The names of the directors and alternate directors of the company in office at the date of this report are listed on pages 23 and 24.

Biographies of the board of directors appear on pages 23 and 24.

There has been no change in the offices of managing secretary and company secretary whose names and business and postal addresses are set out on page 268 of this report.

Directors' interests in shares

The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2005, which did not individually exceed 1% of the company's issued ordinary share capital, were:

	31 December 2005			31 December 2004		
	Beneficial		Non-beneficial[1]	Beneficial		Non-beneficial[1]
	Direct	Indirect		Direct	Indirect	
Executive directors						
JG Best (retired 1 August 2005)	–	–	–	–	–	–
R Carvalho Silva (appointed 1 May 2005)	–	–	–	–	–	–
RM Godsell	9,177	–	–	460	–	–
DL Hodgson (retired 29 April 2005)	–	–	–	–	430	–
Dr SE Jonah (until 31 July 2005)	–	–	–	6,297	–	–
NF Nicolau (appointed 1 May 2005)	100	–	–	–	–	–
S Venkatakrishnan (appointed 1 August 2005)	652	–	–	–	–	–
KH Williams	–	920	–	–	920	–
Total	**9,929**	**920**	**–**	6,757	1,350	–
Non-executive directors						
FB Arisman	–	2,000	–	–	2,000	–
Mrs E le R Bradley	–	23,423	13,027	–	23,423	26,027
CB Brayshaw	–	–	–	–	–	–
RP Edey	–	1,000	–	–	1,000	–
Dr SE Jonah (from 1 August 2005)	6,297	–	–	–	–	–
AW Lea (retired 1 August 2005)	–	–	–	–	–	–
R Médori (appointed 1 August 2005)	–	–	–	–	–	–
Dr TJ Motlatsi	–	–	–	–	–	–
WA Nairn	–	–	–	–	–	–
SR Thompson	–	–	–	–	–	–
AJ Trahar	–	–	–	–	–	–
PL Zim	–	–	–	–	–	–
Total	**6,297**	**26,423**	**13,027**	–	26,423	26,027
Alternate directors						
DD Barber	–	–	–	–	–	–
AH Calver	–	46	–	–	46	–
PG Whitcutt	–	–	–	–	–	–
Total	**–**	**46**	**–**	–	46	–
Grand total	**16,226**	**27,389**	**13,027**	6,757	27,819	26,027

[1] The director derives no personal benefit.

There have been no changes in the above interests since 31 December 2005 and Mr R E Bannerman, who was appointed a director on 10 February 2006, holds no interest in the company's ordinary shares.

A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

Annual financial statements

The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with Generally Accepted Accounting Practice (GAAP) and in terms of the JSE Listings Requirements.

In preparing the annual financial statements reflected in dollars and South African rands on pages 128 to 245, the group has complied with International Financial Reporting Standards (IFRS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2005, and the results of their operations and cash flow information for the year then ended.

AngloGold Ashanti, through its executive committee and treasury committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at 31 December 2005 amounted to $209m, R1,328m, together with cash budgeted to be generated from operations in 2006 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2005, it is appropriate to use the going concern basis in preparing these financial statements.

The external auditors, Ernst & Young, are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 112.

To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2006, will be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on page 268 of this report.

Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Annual financial statements contents

Income statement

2004	2005	Figures in million	Notes	2005	2004
	SA Rands				US Dollars
15,592	**17,388**	Revenue	3	**2,730**	2,434
14,788	**16,750**	Gold income	2, 3	**2,629**	2,309
(12,305)	**(14,713)**	Cost of sales	4	**(2,311)**	(1,924)
(786)	**(949)**	Non-hedge derivative loss		**(135)**	(142)
1,697	**1,088**	Gross profit		**183**	243
(331)	**(410)**	Corporate administration and other expenses		**(64)**	(51)
(100)	**(84)**	Market development costs		**(13)**	(15)
(283)	**(288)**	Exploration costs	5	**(45)**	(44)
(200)	**–**	Amortisation of goodwill	18, 19	**–**	(31)
(69)	**(127)**	Other net operating expenses	6	**(20)**	(12)
80	**(499)**	Operating special items	7	**(77)**	12
794	**(320)**	Operating (loss) profit		**(36)**	102
318	**155**	Interest received	3	**25**	49
25	**(29)**	Exchange (loss) gain		**(5)**	4
160	**(211)**	Fair value adjustment on option component of convertible bond		**(32)**	27
(563)	**(690)**	Finance costs and unwinding of decommissioning and restoration obligations	8	**(108)**	(87)
10	**(5)**	Fair value (loss) gain on interest rate swaps		**(1)**	2
1	**(17)**	Share of associates (loss) profit	9	**(3)**	–
745	**(1,117)**	(Loss) profit before taxation	10	**(160)**	97
179	**220**	Taxation	13	**36**	41
924	**(897)**	(Loss) profit after taxation from continuing operations		**(124)**	138
		Discontinued operations			
(73)	**(219)**	Loss for the year from discontinued operations	14	**(36)**	(11)
851	**(1,116)**	(Loss) profit for the year		**(160)**	127
		Allocated as follows			
728	**(1,262)**	Equity shareholders of the parent		**(183)**	108
123	**146**	Minority interest		**23**	19
851	**(1,116)**			**(160)**	127
		Basic (loss) earnings per ordinary share (cents)	15		
319	**(394)**	(Loss) profit from continuing operations [1]		**(56)**	47
(29)	**(83)**	Loss from discontinued operations [1]		**(14)**	(4)
290	**(477)**	(Loss) profit		**(69)**	43
		Diluted (loss) earnings per ordinary share (cents)	15		
318	**(394)**	(Loss) profit from continuing operations [2]		**(56)**	47
(29)	**(83)**	Loss from discontinued operations [2]		**(14)**	(4)
289	**(477)**	(Loss) profit		**(69)**	43
		Dividends [3]	16		
350	**232**	Dividends declared per ordinary share (cents)		**36**	56

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.
[3] Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.

Rounding of figures may result in computational discrepancies.

Balance sheet

2004	2005	Figures in million	Notes	2005	2004
SA Rands				**US Dollars**	
		ASSETS			
		Non-current assets			
33,239	**37,464**	Tangible assets	17	**5,905**	5,888
2,458	**2,533**	Intangible assets	18	**399**	435
43	**223**	Investments in associates	19	**35**	8
608	**645**	Other investments	20	**102**	107
202	**1,182**	Inventories	22	**186**	35
1,055	**243**	Derivatives	40	**38**	187
55	**124**	Trade and other receivables	24	**20**	10
–	**279**	Deferred taxation	34	**44**	–
101	**101**	Other non-current assets	23	**16**	18
37,761	**42,794**			**6,745**	6,688
		Current assets			
2,285	**2,436**	Inventories	22	**384**	406
1,700	**1,589**	Trade and other receivables	24	**250**	302
2,767	**4,280**	Derivatives	40	**675**	490
5	**43**	Current portion of other non-current assets	23	**7**	1
148	**52**	Cash restricted for use	25	**8**	26
1,630	**1,328**	Cash and cash equivalents	26	**209**	289
8,535	**9,728**			**1,533**	1,514
–	**100**	Non-current assets held for sale	27	**16**	–
8,535	**9,828**			**1,549**	1,514
46,296	**52,622**	**Total assets**		**8,294**	8,202
		EQUITY AND LIABILITIES			
18,987	**19,047**	Share capital and premium	28	**3,002**	3,364
(1,197)	**(2,463)**	Retained earnings and other reserves	29	**(388)**	(213)
17,790	**16,584**	Shareholders' equity		**2,614**	3,151
327	**374**	Minority interests	30	**59**	58
18,117	**16,958**	**Total equity**		**2,673**	3,209
		Non-current liabilities			
7,262	**10,825**	Borrowings	31	**1,706**	1,286
1,294	**2,265**	Environmental rehabilitation and other provisions	32	**356**	230
1,112	**1,249**	Provision for pension and post-retirement benefits	33	**197**	197
21	**87**	Trade, other payables and deferred income	35	**14**	4
3,033	**2,460**	Derivatives	40	**388**	537
7,653	**7,353**	Deferred taxation	34	**1,159**	1,356
20,375	**24,239**			**3,820**	3,610
		Current liabilities			
2,629	**2,711**	Trade, other payables and deferred income	35	**427**	466
1,800	**1,190**	Current portion of borrowings	31	**188**	319
3,007	**6,814**	Derivatives	40	**1,074**	533
368	**710**	Taxation		**112**	65
7,804	**11,425**			**1,801**	1,383
28,179	**35,664**	**Total liabilities**		**5,621**	4,993
46,296	**52,622**	**Total equity and liabilities**		**8,294**	8,202

Rounding of figures may result in computational discrepancies.

Cash flow statement

2004	2005	Figures in million	Notes	2005	2004
SA Rands				US Dollars	
		Cash flows from operating activities			
15,023	**17,175**	Receipts from customers		**2,707**	2,332
(11,501)	**(12,742)**	Payments to suppliers and employees		**(2,008)**	(1,744)
3,522	**4,433**	Cash generated from operations	36	**699**	588
(12)	**(188)**	Cash utilised by discontinued operations		**(31)**	(2)
(113)	**(104)**	Environmental, rehabilitation and other expenditure		**(16)**	(18)
–	**(61)**	Termination of employee benefit plan		**(10)**	–
(218)	**(188)**	Taxation paid		**(30)**	(34)
3,179	**3,892**	Net cash inflow from operating activities		**612**	534
		Cash flows from investing activities			
		Capital expenditure	17		
(1,645)	**(1,721)**	– project expenditure		**(270)**	(256)
(2,119)	**(2,879)**	– stay-in-business expenditure		**(452)**	(329)
69	**53**	Proceeds from disposal of tangible assets		**8**	10
–	**27**	Proceeds from disposal of discontinued assets		**4**	–
(196)	**(83)**	Other investments acquired		**(12)**	(30)
–	**(93)**	Associate acquired		**(15)**	–
–	**7**	Proceeds from disposal of investments		**1**	–
(1,523)	**–**	Net acquisition of subsidiaries		**–**	(227)
384	**–**	Cash in the subsidiary acquired		**–**	56
(45)	**112**	Cash restricted for use		**17**	(6)
236	**113**	Interest received		**18**	37
(13)	**(45)**	Loans advanced		**(7)**	(2)
539	**38**	Repayment of loans advanced		**6**	85
(703)	**(415)**	Utilised in hedge restructure		**(69)**	(123)
(5,016)	**(4,886)**	Net cash outflow from investing activities		**(771)**	(785)
		Cash flows from financing activities			
22	**60**	Proceeds from issue of share capital		**9**	3
(1)	**–**	Share issue expenses		**–**	–
7,236	**4,194**	Proceeds from borrowings		**659**	1,077
(5,348)	**(2,183)**	Repayment of borrowings		**(343)**	(818)
(465)	**(471)**	Finance costs		**(74)**	(72)
(1,322)	**(1,051)**	Dividends paid		**(169)**	(198)
228	**–**	Proceeds from hedge restructure		**–**	40
350	**549**	Net cash inflow from financing activities		**82**	32
(1,487)	**(445)**	Net decrease in cash and cash equivalents		**(77)**	(219)
(186)	**143**	Translation		**(3)**	13
3,303	**1,630**	Cash and cash equivalents at beginning of year		**289**	495
1,630	**1,328**	Net cash and cash equivalents at end of year	26	**209**	289

Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	
(15)	**(173)**	Actuarial loss on defined benefit retirement plans [1] (note 29)	**(27)**	(3)
		Net loss on cash flow hedges removed from equity and reported		
867	**391**	in income (notes 29 and 30)	**18**	134
236	**(1,281)**	Net (loss) gain on cash flow hedges (notes 29 and 30)	**(202)**	48
12	**17**	Gain on available-for-sale financial assets (note 29)	**2**	2
(286)	**445**	Deferred taxation on items above (note 29)	**69**	(42)
–	**15**	Share-based payment expense (note 29)	**2**	–
18	**–**	At acquisition of subsidiary (note 30)	**–**	3
(2,657)	**1,534**	Net exchange translation differences (note 29)	**293**	(439)
(1,825)	**948**	Net income (expense) recognised directly in equity	**155**	(297)
851	**(1,116)**	(Loss) profit for the year	**(160)**	127
(974)	**(168)**	Total recognised expense for the year	**(5)**	(170)
		Attributable to:		
(1,072)	**(340)**	Equity shareholders of the parent	**(26)**	(194)
98	**172**	Minority interest	**21**	24
(974)	**(168)**		**(5)**	(170)

[1] The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of $36m, R227m (2004: $22m, R122m) in reserves after deferred taxation of $22m, R131m (2004: $11m, R63m).

1. Accounting policies

Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

During the current financial year, the following new and revised accounting standards were adopted by AngloGold Ashanti:

IAS 1	Presentation of financial statements;
IAS 2	Inventories;
IAS 8	Accounting policies, changes in accounting estimates and errors;
IAS 10	Events after the balance sheet date;
IAS 16	Property, plant and equipment;
IAS 17	Leases;
IAS 21	The effects of changes in foreign exchange rates;
IAS 24	Related party disclosures;
IAS 27	Consolidated and separate financial statements;
IAS 28	Investments in associates;
IAS 31	Interests in joint ventures;
IAS 32	Financial instruments: disclosure and presentation;
IAS 33	Earnings per share;
IAS 36	Impairment of assets;
IAS 38	Intangible assets;
IAS 39	Financial instruments: recognition and measurement
IAS 39	Amendment – transition and initial recognition of financial assets and financial liabilities.
IFRS 2	Share based payment;
IFRS 3	Business combinations;
IFRS 4	Insurance contracts;
IFRS 5	Non-current assets held for sale and discontinued operations; and
IFRIC 1	Changes in existing decommissioning, restoration and similar liabilities.

In addition, the following new and revised accounting standards were early adopted by AngloGold Ashanti during the current financial year:

IAS 19	Amendment – actuarial gains and losses, group plans and disclosures;
IAS 21	Amendment – net investment in a foreign operation;
IAS 39	Amendment – the fair value option;
IAS 39	Amendment – cash flow hedge accounting of forecast intragroup transactions.

The following interpretation, which is not yet mandatory for AngloGold Ashanti, was adopted in the previous year:

IFRIC 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds.

Except for the matters referred to in 1.2 below, the adoption of the above identified accounting statements had no financial impact on the annual financial statements.

The following accounting standards, which are not yet mandatory for AngloGold Ashanti, have not been adopted in the current year:

IAS 1	Amendment – capital disclosures (1 January 2007);
IAS 39 and IFRS 4	Amendment – financial guarantee contracts (1 January 2006);
IFRS 6	Exploration for and evaluation of Mineral Resources (1 January 2006);
IFRS 7	Financial instruments disclosures (1 January 2007);
IFRIC 4	Determining whether an arrangement contains a lease (1 January 2006).

We have assessed the significance of these new standards which will be applicable from 1 January 2006 and 1 January 2007 and concluded that they will have no material financial impact.

1.1 Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the change in accounting policy for the foreign currency convertible bond and for the adoption of the above mentioned new and revised standards where the effects are disclosed in note 1.2.

1. Accounting policies (continued)

1.1 Basis of preparation (continued)

AngloGold Ashanti presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.

Basis of consolidation

The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.

The financial statements of subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

1.2 Changes in accounting policies

The changes in accounting policies result from adoption of the following new/revised standards, except for foreign currency convertible bonds:

IFRS 2 Share-based payments
IFRS 3 Business combinations, IAS 36 (revised) Impairment of assets and IAS 38 (revised) Intangible assets
IFRS 5 Non-current assets held for sale and discontinued operations
IAS 19 Amendment – Actuarial gains and losses, group plans and disclosures
IAS 21 (revised) – The effects of changes in foreign exchange rates, and IAS 21 amendment – Net investment in foreign operation
Foreign currency convertible bonds

The principal effect of these changes in policies are discussed below.

IFRS 2 "Share-based payments"

The revised accounting policy for share-based payment transactions is described in the "Significant accounting policies". The main impact of IFRS 2 on the group, is the recognition of an expense and a corresponding entry to equity for employees' share options and awards. The group has applied IFRS 2 retrospectively and has taken advantage of the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the group has applied IFRS 2 only to equity settled awards granted after 7 November 2002 that had not vested on 1 January 2005.

The effect of the revised policy has decreased consolidated current year profits by $2m, R15m (net of tax $2m, R15m) (2004: nil) due to an increase in the employee benefits expense with a corresponding increase in other comprehensive income of $2m, R15m (2004: nil).

The revised policy due to the adoption of IFRS 2 had no effect on basic and diluted earnings per share.

IFRS 3 "Business combinations", IAS 36 (revised) "Impairment of assets" and IAS 38 (revised) "Intangible assets"

IFRS 3 has been applied to business combinations for which the agreement date is on or after 31 March 2004. IFRS 3 was not applied to the AngloGold Ashanti business combination.

1. Accounting policies (continued)

1.2 Changes in accounting policies (continued)

The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) has resulted in the group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) from 1 January 2005. The transitional provisions of IFRS 3 have required the group to eliminate at 1 January 2005 the carrying amount of the accumulated amortisation by $194m, R1,096m with a corresponding entry to goodwill. Amortisation in 2004 amounted to $31m, R200m.

Moreover, the useful lives of intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Until the end of last year, intangible assets were considered to have a finite useful life with a rebuttable presumption that the life would be the lesser of the life of mine or twenty years from the date when the asset was available for use.

IFRS 5 "Non-current assets held for sale and discontinued operations"
The group has applied IFRS 5 prospectively in accordance with the transitional provisions, which has resulted in a change in accounting policy on the recognition of a discontinued operation and non-current assets held for sale.

IFRS 5 requires a component of an entity to be classified as a discontinued operation when the criteria to be classified as held for sale have been met, or it has been disposed of. An item is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Such a component represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of a major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resell.

IAS 19 Amendment – "Actuarial gains and losses, group plans and disclosures"
As of 1 January 2005, the group adopted IAS 19 (revised). As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change in accounting policy has resulted in additional disclosures being included for the years ended 31 December 2005 and 2004.

Further, as of 1 January 2005, the group has early adopted the amendment to IAS 19 permitting the accounting for actuarial gains and losses through equity reserves. The result of this change in accounting policy is that the previously unrecognised actuarial losses of $27m, R173m (2004: $3m, R15m) are recognised in the Statement of Recognised Income and Expense.

IAS 21 (revised) "The effects of changes in foreign exchange rates" and IAS 21 Amendment – "Net investment in foreign operation"
As of 1 January 2005, the group adopted IAS 21(revised). As a result, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at closing rate. In accordance with the transitional provisions of IAS 21 this change is applied prospectively. This change in accounting policy had no impact as at 31 December 2005.

Further as of 1 January 2005, the group has early adopted the December 2005 amendment to IAS 21, in addition to the amended requirements of IAS 21 (revised), which require exchange differences arising on a monetary item denominated in any currency and that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in the entity's income statement and as a separate component of equity in the consolidated financial statements. The effect of this change in accounting policy on the company financial statements on 1 January 2004 was that R733m was transferred to retained earnings, and for 2004, R78m was recognised in the income statement instead of equity. On the adoption of IAS 21, the group converted retained earnings at the historical average exchange rate which resulted in $220m being recognised directly in equity.

Foreign currency convertible bonds
This change in accounting policy was made in response to additional guidance becoming available from the IASB on the interpretation of International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated. Previously, foreign currency convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value.

1. Accounting policies (continued)

1.2 Changes in accounting policies (continued)

Foreign currency convertible bonds (continued)

Foreign currency convertible bonds will now be accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.

The impact on December 2004 is an increase in profit attributable to shareholders of $27m, R160m. The option component previously disclosed as equity ($82m, R463m) is removed from shareholders equity and replaced by a derivative liability of $56m, R317m. The effect of the revised policy on earnings per share at 2004 was an increase in earnings per share of US10.74c, SA63.66c.

1.3 Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill), write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:
- changes in proved and probable mineral reserves;
- the grade of mineral reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

1. Accounting policies (continued)

1.3 Significant accounting judgements and estimates (continued)

Carrying value of goodwill and tangible assets (continued)
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair values. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

The carrying amount of goodwill at 31 December 2005 was $373m, R2,366m (2004: $387m, R2,188m). The carrying amount of tangible assets at 31 December 2005 was $5,905m, R37,464m (2004: $5,888m, R33,239m).

Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values at 31 December 2005:
– deferred tax asset: $44m, R279m (2004; nil)
– deferred tax liability: $1,159m, R7,353m (2004: $1,356m, R7,653m)
– taxation liability: $112m, R710m (2004: $65m, R368m)

Provision for environmental rehabilitation
The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

The carrying amounts of the rehabilitation obligations at 31 December 2005 was $337m, R2,143m (2004: $217m, R1,224m).

Stockpiles, gold in process and product inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

1. Accounting policies (continued)

1.3 Significant accounting judgements and estimates (continued)

Stockpiles, gold in process and product inventories (continued)

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

The carrying amount of inventories at 31 December 2005 was $570m, R3,618m (2004: $441m, R2,487m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Africa, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved tax disputes in a number of countries, particularly in Tanzania and Mali. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon the carrying value of these assets.

The carrying value at 31 December 2005 was $99m, R627m (2004: $84m, R468m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

1.4 Summary of significant accounting policies

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group's interests in jointly controlled entities are accounted for by proportionate consolidation.

The group does not recognise its share of profits or losses that result from the group's purchase of assets from the joint venture until it resells the assets to an independent party. A loss on the transaction is recognised immediately if it provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

As the group only has significant influence, it is unable to obtain reliable information at year end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

The carrying values of the investments in associates represent the cost of each investment, including goodwill, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is recognised in the period in which these circumstances are identified.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.

Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- equity items other than retained earnings are translated at the closing rate on each balance sheet date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity (foreign currency translation).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Management have determined that the group operates primarily in one segment, gold. A geographical segment provides products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life for those assets not amortised on the units-of-production method as follows:
- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years; and
- computer equipment up to three years.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Mine infrastructure
Mine plant facilities including decommissioning assets are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

Land
Land is not depreciated and is measured at historical cost less impairments.

Mineral rights, dumps and exploration properties
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Dumps are amortised over the period of treatment.

Exploration properties include acquired properties that are believed to contain value beyond proved and probable mineral reserves and are recognised at cost. Exploration properties when proved and probable are transferred to mine development costs at carrying value, and are amortised from the date on which commercial production begins.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Intangible assets

Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates and tested for impairment when indicators exist.

Goodwill relating to subsidiaries and joint ventures is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised under a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.

Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Exploration and research expenditure
When it has been determined that a mineral property can be economically developed, all directly attributable pre-production expenditure incurred to develop such property is capitalised as a tangible asset. In all other circumstances, exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- gold in process is valued at the average total production cost at the relevant stage of production;
- gold on hand is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method. By-products are allocated as a non-current asset where the by-products on hand exceed current processing capacity;
- consumable stores are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

AngloGold Ashanti does not recognise a contingent liability on its balance sheet except in a business combination. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately.

Other post-employment benefit obligations

Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in the statement of recognised income and expenditure immediately. These obligations are valued annually by independent qualified actuaries.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments
The group's management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees being grant date. For transactions with employees fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. For transactions with non-employees fair value is determined by reference to the goods or services received. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at the measurement date.

Over the vesting period fair value is recognised as an employee benefit expense with a corresponding increase in other comprehensive income based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When the options are exercised or share awards vest the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of the modification.

In the company financial statements share-based payment arrangements with employees of other group entities are recognised by charging the entity their share of the expense and a corresponding increase in other comprehensive income.

Environmental expenditure
Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

Annual contributions for the South African operations are made to Environmental Rehabilitation Trusts, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine.

AngloGold Ashanti is the sole contributor to the funds and exercises full control through the respective boards of trustees, hence the funds are consolidated.

The environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:
- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as "special items" on the face of the income statement. Special items that relate to the underlying performance of the business are classified as "operating special items" and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as "non-operating special items" and are presented below "Operating (loss) profit" on the income statement.

Dividend distribution

Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti.

Financial instruments

Financial instruments recognised on the balance sheet include other investments, convertible bonds, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at trade date.

Derivatives

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines. In addition, the group enters into derivatives to manage interest rate risk.

IAS 39 requires that derivatives be treated as follows:
- commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS39 are recognised in earnings when they are settled by physical delivery;
- where the conditions in IAS39 for hedge accounting are met, the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. For cash flow hedges, the effective portion of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings or included in the initial measurement of covered assets or liabilities. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument; and
- all other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

1. Accounting policies (continued)

1.4 Summary of significant accounting policies (continued)

Unearned premiums
Premiums received are recorded as trade and other payables until the option matures at which time the premium is recorded in revenue. This only applies to normal sale exempt designated deliverable call options.

Investments
Listed investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and are subsequently measured at fair value, and are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Changes in fair value are recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Unlisted investments are classified as held-to-maturity and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Investments in subsidiaries, joint ventures and associates are carried at cost less any accumulated impairments in the company's separate financial statements.

Other non-current assets
- Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
- Post retirement assets are measured according to the employee benefits policy.

Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost as they have a short-term maturity.

Cash which is subject to legal or contractual restrictions on use is classified separately.

Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.

Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.

2   Segmental information

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.

The secondary reporting format is by geographical analysis by origin and destination.

Group analysis by origin is as follows:

	Net operating assets		Total assets		Capital expenditure	
	2005	2004	2005	2004	2005	2004
US Dollars (m)						
South Africa	**1,878**	1,867	**2,451**	2,664	**347**	335
Argentina	**199**	207	**258**	316	**15**	13
Australia [1]	**382**	379	**747**	720	**38**	28
Brazil	**269**	211	**386**	348	**85**	40
Ghana	**1,675**	1,698	**1,800**	1,774	**90**	42
Guinea	**228**	197	**273**	242	**36**	57
Mali	**220**	234	**316**	322	**12**	11
Namibia	**34**	30	**46**	38	**5**	21
Tanzania [1]	**900**	836	**1,249**	1,107	**78**	13
USA	**374**	380	**431**	409	**8**	16
Zimbabwe	**–**	–	**–**	–	**–**	1
Other	**96**	107	**337**	262	**8**	8
	6,255	6,146	**8,294**	8,202	**722**	585
SA Rands (m)						
South Africa	**11,916**	10,541	**15,554**	15,039	**2,208**	2,159
Argentina	**1,264**	1,166	**1,635**	1,784	**98**	83
Australia [1]	**2,426**	2,139	**4,738**	4,062	**244**	182
Brazil	**1,708**	1,193	**2,449**	1,962	**544**	261
Ghana	**10,629**	9,585	**11,419**	10,016	**574**	269
Guinea	**1,446**	1,115	**1,735**	1,366	**229**	366
Mali	**1,394**	1,319	**2,007**	1,820	**75**	67
Namibia	**217**	172	**289**	216	**33**	134
Tanzania [1]	**5,709**	4,719	**7,924**	6,233	**496**	81
USA	**2,375**	2,144	**2,734**	2,311	**53**	103
Zimbabwe	**–**	–	**–**	–	**–**	9
Other	**607**	605	**2,138**	1,487	**46**	50
	39,691	34,698	**52,622**	46,296	**4,600**	3,764

[1] Includes allocated goodwill of $220m, R1,400m for Australia and $109m, R692m for Tanzania.

2 Segmental information (continued)

	Gold production (oz '000)		Gold production (kg)		Average number of employees	
	2005	2004	2005	2004	2005	2004
South Africa	2,676	2,857	83,223	88,860	42,536	45,200
Argentina	211	211	6,564	6,575	950	791
Australia	455	410	14,139	12,762	441	455
Brazil	346	334	10,756	10,382	3,489	2,686
Ghana	680	485	21,170	15,041	10,304	8,855
Guinea	246	83	7,674	2,565	1,978	2,335
Mali	528	475	16,421	14,789	1,309	1,413
Namibia	81	66	2,510	2,070	315	251
Tanzania	613	570	19,074	17,740	2,280	2,258
USA	330	329	10,252	10,234	391	411
Zimbabwe	–	9	–	293	–	745
	6,166	5,829	191,783	181,311	63,993	65,400

	Gold income			
	US Dollars (m)		SA Rands (m)	
	2005	2004	2005	2004
Geographical analysis of gold income by origin is as follows:				
South Africa	1,153	1,118	7,359	7,189
Argentina	97	97	617	620
Australia	213	172	1,349	1,099
Brazil	172	158	1,094	1,014
Ghana	286	198	1,821	1,257
Guinea	118	41	759	259
Mali	236	188	1,508	1,192
Namibia	36	27	230	176
Tanzania	214	201	1,352	1,285
USA	104	105	661	671
Zimbabwe	–	4	–	26
	2,629	2,309	16,750	14,788
Geographical analysis of gold income by destination is as follows:				
South Africa	847	524	5,393	3,357
North America	826	750	5,263	4,799
Australia	21	70	133	447
Asia	135	155	862	994
Europe	435	468	2,771	2,996
United Kingdom	365	321	2,328	2,058
South America	–	21	–	137
	2,629	2,309	16,750	14,788

SA Rands 2004	SA Rands 2005	Figures in million	US Dollars 2005	US Dollars 2004
		3 Revenue		
		Revenue consists of the following principal categories:		
14,788	**16,750**	Gold income (note 2)	**2,629**	2,309
486	**483**	By-products and other revenue (note 4)	**76**	76
318	**155**	Interest received (note 36)	**25**	49
15,592	**17,388**		**2,730**	2,434
		4 Cost of sales		
10,058	**11,311**	Cash operating costs	**1,779**	1,571
(486)	**(483)**	By-products and other revenue (note 3)	**(76)**	(76)
9,572	**10,828**		**1,703**	1,495
342	**412**	Other cash costs	**65**	54
9,914	**11,240**	Total cash costs [(1)]	**1,768**	1,549
52	**168**	Retrenchment costs (note 11)	**26**	7
136	**368**	Rehabilitation and other non-cash costs	**57**	22
10,102	**11,776**	Production costs	**1,851**	1,578
2,423	**3,203**	Amortisation of tangible assets (notes 10, 17 and 36)	**503**	380
8	**13**	Amortisation of intangible assets (note 18)	**2**	1
12,533	**14,992**	Total production costs	**2,356**	1,959
(228)	**(279)**	Inventory change	**(45)**	(35)
12,305	**14,713**		**2,311**	1,924
		(1) Total cash costs include net refining fees.		
		5 Exploration costs		
519	**503**	Expenditure incurred during the year	**79**	81
(236)	**(215)**	Expenditure transferred to tangible assets	**(34)**	(37)
283	**288**		**45**	44
		6 Other net operating expenses		
37	**56**	Pension and medical defined benefit provisions	**9**	6
18	**71**	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**11**	3
10	**–**	Write-off of loan	**–**	2
4	**–**	Other	**–**	1
69	**127**		**20**	12

2004	2005	Figures in million	2005	2004
	SA Rands		US Dollars	

7   Operating special items

2004	2005		2005	2004
8	**300**	Impairment of tangible assets (notes 15 and 17)	**44**	1
–	**125**	Impairment of intangible assets (notes 15 and 18)	**20**	–
–	**55**	Contract termination fee at Geita Gold Mining Limited	**9**	–
–	**31**	Abandonment of assets at Malian operations [1]	**5**	–
–	**27**	Underprovision of indirect taxes	**4**	–
–	**(10)**	Profit on disposal of Mitchell Plateau and Cape Bougainville (note 15)	**(1)**	–
–	**(14)**	Profit on disposal of Bear Creek (note 15)	**(2)**	–
(33)	**(16)**	Profit on disposal of land, mineral rights and exploration properties (note 15)	**(2)**	(5)
(14)	**–**	Profit on disposal of Union Reefs Gold Mine	**–**	(2)
(20)	**–**	Profit on disposal of Western Tanami assets	**–**	(3)
(21)	**–**	Profit on disposal of Tanami Gold Mine	**–**	(3)
–	**1**	Other	**–**	–
(80)	**499**	(note 36)	**77**	(12)

[1] In prior years, various tax assessments for normal company tax and for various indirect taxes have been issued to the joint venture operations in Mali by the Malian authorities. The group is of the opinion that the tax filings and indirect tax submissions by the company have been in compliance with applicable laws and regulations. Malian law requires a deposit to be placed with the authorities when the company objects to assessments for normal company and indirect tax assessments in order for the objection to be reviewed.

Without admitting that the filings of the joint venture operations in Mali have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors have formed a commercial view and decided that the deposits totalling $4m, R25m previously placed with the authorities should be abandoned in order to close this issue and allow management to concentrate on the core business. Accordingly, the abandonment has been recorded as an operating special loss rather than as an underprovision of prior year taxation.

8   Finance costs and unwinding of decommissioning and restoration obligations

2004	2005		2005	2004
73	**143**	Finance costs on bank loans and overdrafts	**22**	11
215	**215**	Finance costs on corporate bond	**34**	33
127	**265**	Finance costs on convertible bonds (note 40) [1]	**42**	20
68	**19**	Finance costs on interest rate swap [2]	**3**	11
18	**18**	Finance lease charges	**3**	3
78	**71**	Other finance costs	**11**	12
579	**731**		**115**	90
(67)	**(102)**	Less: amounts capitalised (note 17)	**(16)**	(11)
512	**629**		**99**	79
51	**21**	Unwinding of decommissioning obligation (note 32)	**3**	8
–	**40**	Unwinding of restoration obligation (note 32)	**6**	–
563	**690**	(note 36)	**108**	87

[1] The interest rate swap was entered into against the convertible bonds and was designated as a fair value hedge and is considered an integral part of the bonds. Accordingly, the finance cost on the convertible bonds is disclosed after adjusting for the finance costs and income under the swap. The swap was unwound in September 2005.

[2] Interest received on the interest rate swap entered into against the corporate bond which has not been designated as a fair value hedge was $4m, R24m (2004: $13m, R83m). The swap was unwound in April 2005.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		9 Share of associates' (loss) profit		
87	**96**	Revenue	**15**	13
(85)	**(101)**	Operating expenses	**(16)**	(13)
2	**(5)**	Gross (loss) profit	**(1)**	–
–	**1**	Interest received	**–**	–
(1)	**(1)**	Finance costs	**–**	–
1	**(5)**	(Loss) profit before taxation	**(1)**	–
–	**(1)**	Taxation	**–**	–
1	**(6)**	(Loss) profit after taxation (note 19)	**(1)**	–
–	**(11)**	Impairment [1]	**(2)**	–
1	**(17)**		**(3)**	–

[1] During the year, the Oro Group (Proprietary) Limited investment was impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. An impairment of $2m, R11m (2004: nil) was recorded.

10 (Loss) profit before taxation

2004	2005		2005	2004
		(Loss) profit before taxation is arrived at after taking account of:		
		Auditors' remuneration		
17	**30**	– Statutory audit fees	**5**	3
1	**2**	– Under provision prior year	**–**	–
–	**3**	– Other assurance services	**1**	–
18	**35**		**6**	3
		Amortisation of tangible assets (notes 4, 17 and 36)		
2,364	**3,103**	Owned assets	**487**	371
59	**100**	Leased assets	**16**	9
2,423	**3,203**		**503**	380
47	**57**	Grants for educational and community development	**9**	7
317	**418**	Operating lease charges	**66**	49

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		11 Employee benefits		
4,552	4,790	Employee benefits including executive directors' salaries and other benefits	752	706
		Health care and medical scheme costs		
286	299	– current medical expenses	47	45
118	86	– defined benefit post-retirement medical expenses	14	18
		Contributions to pension and provident plans		
254	199	– defined contribution	31	40
48	30	– defined benefit pension plan expense	5	7
52	168	Retrenchment costs (note 4)	26	7
–	15	Share-based payment expense	2	–
5,310	5,587	Included in cost of sales and other operating expenses	877	823
		Actuarial defined benefit plan expense analysis		
		Defined benefit post-retirement medical expense		
4	7	– current service cost	1	1
107	82	– interest cost	13	16
(2)	(3)	– expected return on plan assets	–	–
9	–	– recognised past service cost	–	1
118	86		14	18
		Defined benefit pension plan expense		
51	40	– current service cost	6	8
92	105	– interest cost	17	14
(95)	(115)	– expected return on plan assets	(18)	(15)
48	30		5	7
		Actual return on plan assets		
219	381	– defined benefit pension and medical plans	60	34

Refer to the Remuneration report for details of directors' emoluments.

12 Share-based payments

Share incentive schemes

In addition to schemes approved in prior years, during the financial year the shareholders of AngloGold Ashanti approved two equity settled share incentive schemes, namely the Bonus Share Plan and the Long-Term Incentive Plan.

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a 'share' amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.

2004	2005	Figures in million	2005	2004
	SA Rands			US Dollars

12 Share-based payments (continued)

The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.

Accordingly for the award made in 2005 the following information is available:
– number of BSPs awarded: 283,915
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: three-years' service
– expire if not exercised by: 3 May 2015
– number of BSPs outstanding at the end of the period: 271,945
– income statement charge: $2m, R12m

Up to 31 December 2005, the rights to a total of 11,682 shares were surrendered by the participants. A total of 288 shares were allotted to terminated employees.

Long-Term Incentive Plan (LTIP)
The LTIP is an equity settled share-based payment, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a company under the control of AngloGold Ashanti unless the board excludes such a company. An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a 'share' amount based on the closing price of AngloGold Ashanti shares on the JSE on the last business day prior to the date of grant.

The AngloGold Ashanti remuneration committee has at their discretion, the right to pay dividends, or dividend equivalents to the participants of the LTIP. The fair value of each LTIP share is R197.50 per share, including dividends, or R190.76 per share, excluding dividends, having no history of any discretionary dividend payments. The higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board.

The main performance conditions in terms of the LTIP are:
– up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
– up to 40% of an award will be determined by real growth (above US inflation) in earnings per share (EPS) over the performance period;
– up to 20% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
– three-years' service is required.

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	

12 Share-based payments (continued)

Accordingly for the award made in 2005, the following information is available:
– number of LTIPs awarded: 368,500
– award value: R197.50 per share
– grant date: 4 May 2005
– vesting condition: based on stretched company performance and
  three-years' service
– expire if not exercised by: 3 May 2015
– number of LTIPs outstanding at the end of the year: 363,500
– income statement charge: R3m

Up to 31 December 2005, the rights to a total of 5,000 LTIP shares were surrendered by the participants.

Performance-related share-based remuneration scheme – 1 May 2003
The options may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. In June 2004, 50,000 options were awarded to the president of the AngloGold Ashanti board of directors at an exercise price of R221.00. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years. In order to vest, US dollar EPS must reach at least US188c by the end of 2006 with an indicative annual increase of US10.20c per share over the three-year period. The probability of the options vesting is remote. The remaining weighted average contractual life of options granted is seven years.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
SA Rands 2004				**SA Rands 2005**
1,239,700	221.90	Options outstanding at the beginning of the year	**1,225,800**	**221.86**
50,000	221.00	Options granted during the year	**nil**	**nil**
63,900	221.90	Options lapsed during the year	**224,000**	**221.70**
nil	nil	Options exercised during the year	**2,400**	**221.90**
nil	nil	Options expired during the year	**nil**	**nil**
1,225,800	221.86	Options outstanding at the end of the year	**999,400**	**221.90**
nil	nil	Options exercisable at the end of the year	**nil**	**nil**

During the year 2,400 options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside.

Performance-related share-based remuneration scheme – 1 November 2004
The options may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the next three years meaning that US dollar EPS must reach at least US135c by the end of 2007. The probability of the options vesting is remote. The remaining weighted average contractual life of options granted is eight years.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
SA Rands 2004			SA Rands 2005	

12 Share-based payments (continued)

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
1,151,000	228.00	Options outstanding at the beginning of the year	1,149,300	228.00
nil	nil	Options granted during the year	nil	nil
1,700	228.00	Options lapsed during the year	135,500	228.00
nil	nil	Options exercised during the year	900	228.00
nil	nil	Options expired during the year	nil	nil
1,149,300	228.00	Options outstanding at the end of the year	1,012,900	228.00
nil	nil	Options exercisable at the end of the year	nil	nil

During the year, 900 options were exercised by the estate of a deceased employee. On death, the performance criteria were set aside.

There are currently two share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002, the details of which are as follows:

Performance-related share-based remuneration scheme – 1 May 2002

The share options were granted at an exercise price of R299.50. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three years. Therefore the target was an EPS of US287c for 2002, US309c for 2003 and US332c for 2004. On 24 December 2002, AngloGold Ashanti underwent a share split on a 2:1 basis therefore the EPS should have been US143.5c, US154.5c, and US166c respectively. As none of the performance criteria were met, the grantor decided to roll the scheme forward on a "roll over reset" basis, reviewed annually. No changes were made to the performance criteria of EPS of US143.5c US154.5c and US166c. The probability of the options vesting is remote and therefore no changes were made to the incremental fair value of these modified options. The remaining weighted average contractual life of options granted is six years.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
1,182,500	299.50	Options outstanding at the beginning of the year	1,050,800	299.50
nil	nil	Options granted during the year	nil	nil
131,700	299.50	Options lapsed during the year	166,100	299.50
nil	nil	Options exercised during the year	nil	nil
nil	nil	Options expired during the year	nil	nil
1,050,800	299.50	Options outstanding at the end of the year	884,700	299.50
nil	nil	Options exercisable at the end of the year	nil	nil

Time-related share-based remuneration scheme – granted up to 30 April 2002

Except where the directors, in their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 4.6 years. The period in which and the extent to which the options vest and may be exercised are as follows:
– After two years – up to 20% of options granted
– After three years – up to 40% of options granted
– After four years – up to 60% of options granted
– After five years – up to 100% of options granted

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
4,180,000	119.15	Options outstanding at the beginning of the year	1,391,060	126.38
nil	nil	Options granted during the year	nil	nil
548,800	119.90	Options lapsed during the year	54,400	122.00
2,240,140	114.47	Options exercised during the year	471,950	125.91
nil	nil	Options expired during the year	nil	nil
1,391,060	126.38	Options outstanding at the end of the year	864,710	126.91
975,000	131.00	Options exercisable at the end of the year	758,150	124.12

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		13 Taxation		
		Current taxation		
153	**182**	Non-mining taxation	**29**	23
–	**2**	Impairment (note 15)	**–**	–
229	**347**	Under provision prior year	**53**	40
16	**–**	Disposal of assets – recoupment (note 15)	**–**	3
398	**531**		**82**	66
		Deferred taxation		
212	**244**	Temporary differences	**37**	31
3	**–**	Interest rate swap	**–**	1
(226)	**(128)**	Unrealised non-hedge derivatives	**(21)**	(40)
–	**(19)**	Taxation on contract termination fee at Geita Gold Mining Limited	**(3)**	–
–	**(79)**	Impairment (note 15)	**(12)**	–
(566)	**(74)**	Change in estimated deferred taxation [(1)]	**(12)**	(99)
–	**(695)**	Change in statutory tax rate [(2)]	**(107)**	–
(577)	**(751)**		**(118)**	(107)
(179)	**(220)**		**(36)**	(41)
(577)	**(751)**	Deferred taxation on continuing operations	**(118)**	(107)
5	**19**	Deferred taxation on discontinued operations	**3**	–
(572)	**(732)**	(note 34)	**(115)**	(107)

Tax reconciliation

A reconciliation of the current tax rate compared to that charged in the income statement is set out in the following table:

	2005	2004
	%	%
Current tax rate	**37**	38
Disallowable expenditure	**(32)**	31
Goodwill amortised	**–**	10
Mining tax formula adjustment	**–**	(29)
Foreign income tax allowances and rate differentials	**(25)**	(15)
Previously unrecognised tax assets	**–**	(5)
Change in estimated deferred tax rate [(1)]	**7**	(105)
Change in statutory tax rate [(2)]	**67**	–
Under provision for prior year	**(33)**	41
Other	**1**	(9)
Effective tax rate	**22**	(43)

(1) During 2005, the estimates were revised in South Africa to reflect the future anticipated taxation rate at the time the temporary differences reverse.

(2) During the financial year, there were changes in the South African and Ghanaian statutory tax rates. These rate changes are summarised as follows:

South Africa
Maximum statutory mining tax rate 45% (2004: 46%) [(3)]
Non-mining statutory mining tax rate 37% (2004: 38%)
Statutory company tax rate 29% (2004: 30%)

Ghana
Statutory company tax rate 25% (2004: 32.5% – however, AngloGold Ashanti had a special tax rate concession of 30%).

(3) Mining tax on mining income in South Africa is determined according to a formula which accounts for profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss, and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from the mining income is carried forward as unredeemed capital to be deducted from future mining income.

The formula for determining the South African mining tax is:

$Y = 45 - 225/X$ (2004: $Y = 46 - 230/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

13 Taxation (continued)

Unrecognised tax losses

2004	2005		2005	2004
1,085	1,258	The unrecognised tax losses of the US operations which are available for offset against future profits earned in the USA.	198	192
745	925	The unrecognised tax losses of the Ghanaian operations which are available for offset against future profits earned in Ghana [4].	146	132
1,830	2,183		344	324

[4] The tax losses in Ghana will expire if not utilised within one year.

Analysis of tax losses
Tax losses available to be used against future profits

2004	2005		2005	2004
745	925	– Utilisation required within one year	146	132
1,085	1,258	– Utilisation in excess of five years	198	192
1,830	2,183		344	324

Unrecognised tax losses utilised

2004	2005		2005	2004
88	–	Assessed losses utilised during the year	–	16

14 Discontinued operations

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management's decision reached on 1 February 2005, mining operations at Ergo ceased on 31 March 2005, with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The group has reclassified the income statement results from the historical presentation to loss from discontinued operations in the consolidated income statement for all periods presented. The consolidated cash flow statement has been reclassified for discontinued operations for all periods presented.

The results of Ergo are presented below:

2004	2005		2005	2004
560	111	Gold income	18	87
(628)	(418)	Cost of sales	(66)	(98)
(68)	(307)	Gross loss	(48)	(11)
–	115	Impairment loss reversed (note 17)	17	–
(68)	(192)	Loss before taxation	(31)	(11)
(5)	(27)	Taxation	(5)	–
(73)	(219)	Net loss after taxation	(36)	(11)

Following the decision to discontinue the Ergo operation, AngloGold Ashanti Limited reassessed the carrying values of the remaining infrastructure assets of Ergo, based on the current market price of the assets. AngloGold Ashanti has restated the assets' carrying value to the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised for the assets in prior periods, which management believes is less than fair value less costs to sell. This resulted in an impairment reversal in the current period of $17m, R115m (2004: nil).

2004	2005		2005	2004
SA cents			US cents	
		15 Earnings per ordinary share		
		Basic (loss) earnings per ordinary share		
319	**(394)**	**– Continuing operations** The calculation of basic (loss) earnings per ordinary share is based on losses attributable to equity shareholders of $147m, R1,043m (2004: earnings attributable to equity shareholders of $119m, R801m) and 264,635,634 (2004: 251,352,552) shares being the weighted average number of ordinary shares in issue during the financial year.	**(56)**	47
(29)	**(83)**	**– Discontinued operations** The calculation of basic loss per ordinary share is based on losses attributable to equity shareholders of $36m, R219m (2004: $11m, R73m) and 264,635,634 (2004: 251,352,552) shares being the weighted average number of ordinary shares in issue during the financial year.	**(14)**	(4)
		Diluted (loss) earnings per ordinary share		
318	**(394)**	**– Continuing operations** The calculation of diluted (loss) earnings per ordinary share is based on losses attributable to equity shareholders of $147m, R1,043m (2004: earnings attributable to equity shareholder of $119m, R801m) and 264,635,634 (2004: 252,048,301) shares being the diluted number of ordinary shares. In 2005, no adjustment is made since the effect is anti-dilutive.	**(56)**	47
(29)	**(83)**	**– Discontinued operations** The calculation of diluted earnings per ordinary share is based on losses attributable to equity shareholders of $36m, R219m (2004: $11m, R73m) and 264,635,634 (2004: 252,048,301) shares being the diluted number of ordinary shares. In 2005, no adjustment was made since the effect is anti-dilutive.	**(14)**	(4)
		The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares.		
		Weighted average number of shares	**264,635,634**	251,352,552
		Dilutive potential of share options [(1)]	**–**	695,749
		Diluted number of ordinary shares	**264,635,634**	252,048,301

[(1)] The calculation of diluted earnings per share for 2005 did not assume the effect of 601,315 shares issuable on share options as their effects are anti-dilutive for this period.

The calculation of diluted earnings per share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period.

2004	2005	Figures in million	Notes	2005	2004
SA Rands				US Dollars	
		15 Earnings per ordinary share (continued)			
		Headline (loss) earnings			
		The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:			
728	**(1,262)**	(Loss) profit attributable to equity shareholders		**(183)**	108
200	**–**	Amortisation of goodwill (notes 18 and 19)		**–**	31
–	**125**	Impairment of intangible assets (note 7)		**20**	–
8	**300**	Impairment of tangible assets (note 7)		**44**	1
(88)	**(39)**	Profit on disposal of assets (note 7)		**(5)**	(13)
		Taxation on items above			
16	**2**	– current portion (note 13)		**–**	3
–	**(79)**	– deferred portion (note 13)		**(12)**	–
–	**11**	Impairment of investment in associates (note 19)		**2**	–
73	**219**	Net loss from discontinued operations (note 14)		**36**	11
937	**(723)**	Headline (loss) earnings		**(98)**	141
		Cents per share			
		Headline (loss) earnings removes items of a capital nature from the calculation of earnings per share, calculated in accordance with circular 7/2002 issued by the South African Institute of Chartered Accountants (SAICA).			
373	**(273)**	The calculation of headline (loss) earnings per ordinary share is based on headline losses of $98m, R723m (2004: headline earnings $141m, R937m) and 264,635,634 (2004: 251,352,552) shares being the weighted average number of ordinary shares in issue during the year.		**(37)**	56
		16 Dividends			
		Ordinary shares			
748	**–**	No. 95 of 335 SA cents per ordinary share was declared on 29 January 2004 and paid on 27 February 2004 (50 US cents per share).		**–**	111
449	**–**	No. 96 of 170 SA cents per ordinary share was declared on 29 July 2004 and paid on 27 August 2004 (26 US cents per share).		**–**	68
–	**476**	No. 97 of 180 SA cents per ordinary share was declared on 26 January 2005 and paid on 25 February 2005 (30 US cents per share).		**80**	–
–	**450**	No. 98 of 170 SA cents per ordinary share was declared on 27 July 2005 and paid on 26 August 2005 (26 US cents per share).		**69**	–
1,197	**926**			**149**	179

No. 99 of 62 SA cents per ordinary share was declared on 9 February 2006 and will be paid on 10 March 2006 (approximately 10 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

17. Tangible assets

Figures in million	Mine development costs	Mine infrastructure	Mineral rights, dumps and exploration properties	Land	Total
US Dollars					
Cost					
Balance at 1 January 2004	2,391	1,622	546	21	4,580
Additions					
– project expenditure	185	34	26	–	245
– stay-in-business expenditure	246	74	9	–	329
Disposals	(11)	(6)	(14)	–	(31)
Acquisition of subsidiaries (note 37)	1,208	511	873	–	2,592
Disposal of subsidiaries (note 37)	(5)	–	–	–	(5)
Transfers and other movements	243	(166)	5	2	84
Finance costs capitalised (note 8)	11	–	–	–	11
Translation	363	113	23	1	500
Balance at 31 December 2004	4,631	2,182	1,468	24	8,305
Accumulated amortisation					
Balance at 1 January 2004	825	870	115	–	1,810
Amortisation for the year (notes 4, 10 and 36)	223	113	44	–	380
Impairments (note 7)	–	–	1	–	1
Disposals	(14)	(5)	(1)	–	(20)
Transfers and other movements	138	(95)	7	–	50
Translation	123	68	5	–	196
Balance at 31 December 2004	1,295	951	171	–	2,417
Net book value at 31 December 2004	3,336	1,231	1,297	24	5,888
Cost					
Balance at 1 January 2005	4,631	2,182	1,468	24	8,305
Additions					
– project expenditure	207	29	18	–	254
– stay-in-business expenditure	384	57	10	1	452
Disposals	(50)	(9)	(3)	(1)	(63)
Transfers and other movements	20	69	(33)	3	59
Finance costs capitalised (note 8)	16	–	–	–	16
Translation	(280)	(84)	(11)	–	(375)
Balance at 31 December 2005	4,928	2,244	1,449	27	8,648
Accumulated amortisation					
Balance at 1 January 2005	1,295	951	171	–	2,417
Amortisation for the year (notes 4, 10 and 36)	310	148	45	–	503
Impairments (note 7)	35	9	–	–	44
Impairments reversal (note 14)	–	(17)	–	–	(17)
Disposals	(50)	(5)	(3)	–	(58)
Transfers and other movements	(2)	–	(9)	–	(11)
Translation	(92)	(53)	10	–	(135)
Balance at 31 December 2005	1,496	1,033	214	–	2,743
Net book value at 31 December 2005	**3,432**	**1,211**	**1,235**	**27**	**5,905**

17. Tangible assets (continued)

Figures in million	Mine development costs	Mine infrastructure	Mineral rights, dumps and exploration properties	Land	Total
SA Rands					
Cost					
Balance at 1 January 2004	15,944	10,819	3,637	143	30,543
Additions					
– project expenditure	1,197	217	164	–	1,578
– stay-in-business expenditure	1,584	478	56	1	2,119
Disposals	(73)	(39)	(90)	(6)	(208)
Acquisition of subsidiaries (note 37)	8,695	2,953	5,991	–	17,639
Disposal of subsidiaries (note 37)	(36)	–	–	–	(36)
Transfers and other movements	1,581	(1,068)	28	17	558
Finance costs capitalised (note 8)	67	–	–	–	67
Translation	(2,818)	(1,041)	(1,500)	(17)	(5,376)
Balance at 31 December 2004	26,141	12,319	8,286	138	46,884
Accumulated amortisation					
Balance at 1 January 2004	5,504	5,796	776	1	12,077
Amortisation for the year (notes 4, 10 and 36)	1,445	700	278	–	2,423
Impairments (note 7)	1	–	7	–	8
Disposals	(87)	(35)	(9)	–	(131)
Transfers and other movements	889	(609)	40	–	320
Translation	(435)	(491)	(126)	–	(1,052)
Balance at 31 December 2004	7,317	5,361	966	1	13,645
Net book value at 31 December 2004	18,824	6,958	7,320	137	33,239
Cost					
Balance at 1 January 2005	26,141	12,319	8,286	138	46,884
Additions					
– project expenditure	1,316	186	117	–	1,619
– stay-in-business expenditure	2,444	365	63	7	2,879
Disposals	(327)	(61)	(23)	(4)	(415)
Transfers and other movements	127	441	(208)	27	387
Finance costs capitalised (note 8)	102	–	–	–	102
Translation	1,456	989	959	6	3,410
Balance at 31 December 2005	31,259	14,239	9,194	174	54,866
Accumulated amortisation					
Balance at 1 January 2005	7,317	5,361	966	1	13,645
Amortisation for the year (notes 4, 10 and 36)	1,971	941	291	–	3,203
Impairments (note 7)	243	57	–	–	300
Impairments reversal (note 14)	–	(115)	–	–	(115)
Disposals	(318)	(31)	(18)	–	(367)
Transfers and other movements	(14)	–	(56)	–	(70)
Translation	291	344	171	–	806
Balance at 31 December 2005	9,490	6,557	1,354	1	17,402
Net book value at 31 December 2005	**21,769**	**7,682**	**7,840**	**173**	**37,464**

Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $49m, R312m (2004: $78m, R439m).

The carrying value of assets encumbered by project finance amounts to nil (2004: $204m, R1,153m) (note 31).

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2004: 10.65%).

A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		17 Tangible assets (continued)		
		Impairments include the following:		
		Ghana		
–	255	Bibiani mine – cash generating unit The life of mine at Bibiani was reassessed and reduced. As a result, Bibiani's recoverable amount does not support its carrying value and an impairment loss was recognised. Recoverable amount was determined based on the impairment assumptions detailed below.	38	–
		South Africa – mine development costs		
–	14	Goedgenoeg drilling and 1650 level decline drilling An impairment charge was recognised during the assessment and review of exploration properties as Goedgenoeg will not generate future cash flows.	2	–
–	31	East of Bank Dyke at TauTona Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.	4	–
		Australia		
8	–	The impairment of various mining assets and mineral rights based on the net realisable value.	–	1
8	300	(note 7)	44	1

The above impairments relate to mining properties, mine development costs and mine plant facilities and have been recognised in operating special items (note 7). The recoverable amount was determined by reference to value in use.

Impairment calculation

Management assumptions for the value in use of tangible assets and goodwill include:

- revised life of mine plans which take into account production from proved and probable reserves as well as value beyond proved and probable reserves (refer pages 83 to 86 Mineral Resources and Ore Reserves). For these purposes proved and probable Ore Reserves were determined to be 63.3Moz as at 31 December 2005, using an average gold price of $400/oz, A$556/oz and R86,808/kg for Ore Reserves prepared in accordance with the JORC 2004, and SAMREC 2000 codes and SEC requirements. Ore reserve estimates are reviewed and updated annually and published in the first quarter of each year;
- a ten-year externally sourced market-related forward gold curve representing management's best estimate of the future gold price was applied to the 30 trading day average gold price for December 2005 of $505/oz. Thereafter, the estimated future gold price has been escalated at 2.25% per annum. Where applicable the estimated future gold price has been adjusted for the effects of existing hedge contracts.
- a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to the long-term US dollar market rates;

2004	2005	Figures in million	2005	2004
SA Rands				US Dollars

17 Tangible assets (continued)

Impairment calculation (continued)
– foreign exchange rates are based on management's estimates;
– cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines;
– variable operating cash flows are increased at local CPI rates.

Real pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on cash generating units which had significant allocated goodwill are as follows:

South Africa	6.0%
Ghana	6.5% to 8.5%
Australia	5.4% to 6.3%
Tanzania	6.5%

Based on a real pre-tax discount rate of 6.5% at Bibiani the calculated recoverable amount did not support the carrying values and an impairment charge to write the assets down to a recoverable amount was recognised in the income statement.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:
– changes in proved and probable Ore Reserves and Mineral Resources;
– the grade of Ore Reserves and Mineral Resources may vary significantly from time to time;
– differences between actual commodity prices and commodity price assumptions;
– unforeseen operational issues at mine sites; and
– changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

Based on an analysis carried out by the group in December 2005, the carrying value and value in use of cash generating units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:

Figures in millions	Carrying value US Dollars	Carrying value SA Rands	Value in use US Dollars	Value in use SA Rands
Obuasi	1,480	9,391	1,591	10,095
Moab Khotsong	638	4,045	665	4,221
Tau Lekoa	103	656	129	816

2004	2005	Figures in million	Notes	2005	2004
SA Rands				**US Dollars**	

17 Tangible assets (continued)

Should any of the assumptions used change adversely and the impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.

The above three cash generating units do not have goodwill allocated to them.

It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at 31 December 2005 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.

Therefore it is possible, based on existing knowledge, that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at 31 December 2005.

18 Intangible assets

2004	2005		2005	2004
		Goodwill		
		Net carrying value		
3,811	**3,284**	Balance at beginning of year	**581**	571
–	**(1,096)**	Elimination of accumulated amortisation	**(194)**	–
(527)	**178**	Translation	**(14)**	10
3,284	**2,366**	Balance at end of year	**373**	581
		Accumulated amortisation		
1,062	**1,096**	Balance at beginning of year	**194**	159
196	**–**	Amortisation (note 36)	**–**	30
–	**(1,096)**	Elimination of accumulated amortisation	**(194)**	–
(162)	**–**	Translation	**–**	5
1,096	**–**	Balance at end of year	**–**	194
2,188	**2,366**	Net book value	**373**	387

As from 1 January 2005, goodwill is no longer amortised but subject to annual impairment testing.

Goodwill has been allocated to its respective cash generating units (CGUs) where it is tested for impairment as part of the CGU (note 17).

2004	2005	**Net carrying amount allocated to each of the cash generating unit:**	2005	2004
615	**692**	Geita Gold Mining Limited	**109**	109
664	**700**	Sunrise Dam	**110**	117
664	**700**	Boddington	**110**	117
245	**274**	Other	**44**	44
2,188	**2,366**		**373**	387

2004	2005	Figures in million	Notes	2005	2004
SA Rands				**US Dollars**	
		18 Intangible assets (continued)			
		Royalty and tax rate concession			
		Cost			
–	277	Balance at beginning of year		49	–
312	–	Acquisition of subsidiaries (note 37)		–	49
(35)	35	Translation		–	–
277	312	Balance at end of year		49	49
		Accumulated amortisation			
–	7	Balance at beginning of year		1	–
8	13	Amortisation (notes 4 and 36)		2	1
–	125	Impairments [1] (note 7)		20	–
(1)	–	Translation		–	–
7	145	Balance at end of year		23	1
270	167	Net book value		26	48
2,458	2,533	Total intangible assets		399	435

The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.

[1] The above impairment relates to the tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana was revised down to 25% and the tax rate concession was fully impaired.

19 Investments in associates

– The group has a 25.0% (2004: 26.6%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary) Limited is 31 March. Equity accounting is based on results to 30 September 2005.

– With effect 31 May 2005, AngloGold Ashanti increased its equity interest to 29.9% (2004: 17.5%) in Trans-Siberian Gold plc, listed on the LSE, which is involved in the exploration and development of gold mines. The year-end of Trans-Siberian Gold plc is 31 December. Equity accounting is based on results to 30 September 2005.

2004	2005	The carrying value of associates consists of:		2005	2004
41	41	Shares at carrying value brought forward		8	6
5	2	Share of retained earnings brought forward		–	1
1	(6)	(Loss) profit after taxation (note 9)		(1)	–
–	(11)	Impairment [1] (note 15)		(2)	–
–	92	Transfer of Trans-Siberian Gold plc from other investments (note 20)		14	–
–	93	Additional investment acquired in Trans-Siberian Gold plc		15	–
(4)	–	Amortisation of goodwill (note 36)		–	(1)
–	12	Translation		1	2
43	223	Carrying value		35	8

2004	2005	Figures in million	2005	2004
	SA Rands		**US Dollars**	
		19 Investments in associates (continued)		
		The carrying value consists of the following:		
43	**35**	Oro Group (Pty) Ltd	**6**	8
–	**188**	Trans-Siberian Gold plc	**29**	–
43	**223**		**35**	8
–	**100**	Fair value of listed associate [2]	**16**	–
		The group's effective share of certain balance sheet items of its associates at 30 September 2005 is as follows:		
14	**80**	Non-current assets	**13**	2
49	**109**	Current assets	**17**	9
63	**189**	Total assets	**30**	11
27	**29**	Non-current liabilities	**5**	5
22	**31**	Current liabilities	**5**	4
49	**60**	Total liabilities	**10**	9
14	**129**	Net assets	**20**	2
		Reconciliation of the carrying value of investments in associates with net assets:		
14	**129**	Net assets	**20**	2
29	**94**	Goodwill	**15**	6
43	**223**	Carrying value	**35**	8

[1] During the year, the Oro Group (Pty) Ltd investment was impaired. The impairment tests considered the investment's fair value and future cash flows. An impairment of $2m, R11m (2004: nil) was recorded.

[2] The recoverable amount (higher of value in use and fair value less cost to sell) of the Trans-Siberian Gold plc investment exceeds its carrying amount which is determined using the equity method as allowed by IAS 28.33. Accordingly, no impairment was recognised. The market value at 31 December 2005 is less than the amount determined as value in use.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		20 Other investments		
		Listed investments – available-for-sale		
20	**167**	Balance at beginning of year	**29**	3
150	**15**	Additions	**2**	22
–	**(13)**	Disposals	**(2)**	–
–	**(98)**	Transfer to investments in associates [(1)] (note 19)	**(15)**	–
–	**6**	Fair value adjustment on transfer to investment in associate (note 19)	**1**	–
12	**11**	Fair value adjustments	**1**	2
(15)	**9**	Translation	**(1)**	2
167	**97**	Balance at end of year	**15**	29
167	**97**	Fair value of listed investments	**15**	29

Available-for-sale listed investments consist of investments in ordinary shares.

[(1)] With effect from 31 May 2005, AngloGold Ashanti increased its equity interest in Trans-Siberian Gold plc. to 29.9% (2004: 17.5%).

2004	2005	Figures in million	2005	2004
		Unlisted investments – held to maturity		
308	**441**	Balance at beginning of year	**78**	46
115	**68**	Additions	**10**	17
(2)	**–**	Impairment	**–**	–
–	**(1)**	Disposal	**–**	–
33	**36**	Interest earned	**6**	5
(13)	**4**	Translation	**(7)**	10
441	**548**	Balance at end of year	**87**	78
441	**548**	Directors' valuation of unlisted investments	**87**	78

Additions to unlisted investments consist of contributions to the Environmental Rehabilitation Trust Fund and Environmental Protection Bond. These investments are collateral for certain of the group's environmental obligations.

Unlisted investments include:
Fixed-term deposits required by legislation – Environmental

2004	2005	Figures in million	2005	2004
392	**483**	Rehabilitation Trust Fund administered by RMB Private Bank	**76**	69
32	**49**	Environmental Protection Bond – fixed-term deposit required by legislation	**8**	6
17	**16**	Other	**3**	3
441	**548**		**87**	78
608	**645**	Total other investments	**102**	107
608	**645**	Total valuation (note 40)	**102**	107

SA Rands 2004	SA Rands 2005	Figures in million	US Dollars 2005	US Dollars 2004
		21 Interest in joint ventures		
		The group's effective share of income, expenses, assets and liabilities of joint ventures, which is included in the consolidated financial statements, is as follows:		
		Income statement		
1,478	**1,504**	Gold income	**236**	230
(1,048)	**(1,002)**	Cost of sales	**(158)**	(163)
11	**–**	Non-hedge derivative gain	**–**	2
441	**502**	Operating profit	**78**	69
2	**4**	Interest received	**1**	–
(27)	**(33)**	Finance costs	**(5)**	(4)
416	**473**	Profit before taxation	**74**	65
(72)	**(79)**	Taxation	**(12)**	(12)
344	**394**	Profit after taxation	**62**	53
		Balance sheet		
		Non-current assets		
773	**933**	Tangible assets	**147**	137
68	**133**	Intangible assets	**21**	12
–	**235**	Inventories	**37**	–
		Current assets		
339	**558**	Inventories	**88**	60
361	**336**	Trade and other receivables	**53**	64
73	**76**	Cash and cash equivalents	**12**	13
1,614	**2,271**	Total assets	**358**	286
1,163	**1,542**	Equity	**243**	206
		Non-current liabilities		
141	**70**	Interest-bearing borrowings	**11**	25
62	**197**	Provisions	**31**	11
		Current liabilities		
141	**297**	Trade and other payables	**47**	25
107	**165**	Interest-bearing borrowings	**26**	19
1,614	**2,271**	Total equity and liabilities	**358**	286

Refer to page 246 for a list of joint ventures.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		22 Inventories		
		Current portion of inventories		
299	**372**	Gold in process	**59**	53
62	**72**	Gold on hand	**11**	11
396	**483**	Ore stockpiles	**76**	71
609	**254**	Heap-leach inventory	**40**	108
130	**318**	By-products [1]	**50**	23
1,496	**1,499**	Total metal inventories	**236**	266
789	**937**	Consumable stores	**148**	140
2,285	**2,436**		**384**	406
		Non-current portion of inventories		
124	**736**	Heap-leach inventory	**116**	22
78	**391**	Ore stockpiles	**61**	13
–	**44**	By-products [1]	**7**	–
202	**1,171**	Total metal inventories	**184**	35
–	**11**	Consumable stores	**2**	–
202	**1,182**		**186**	35
2,487	**3,618**	Total inventories	**570**	441

[1] Uranium by-products of $10m, R64m are pledged to bankers in support of an inventory repurchase programme (note 31)

2004	2005	Figures in million	2005	2004
		23 Other non-current assets		
		Unsecured		
		Defined benefit post-retirement medical asset for Rand Refinery		
14	**16**	employees (note 33)	**2**	2
–	**51**	AngloGold Ashanti Pension Fund (asset) (note 33)	**8**	–
–	**1**	Retiree Medical Plan for Nufcor South Africa employees (note 33)	**–**	–
		Loans and receivables		
		Loans to joint venture partners – bearing interest at LIBOR + 2% per		
59	**38**	annum repayable in full by December 2006	**6**	10
		Other interest-bearing loans – repayable over 5 years at market		
6	**12**	related rates	**2**	1
27	**26**	Other non-interest bearing loans – repayable on various dates	**5**	6
106	**144**		**23**	19
		Less: Current portion of other non-current assets included in		
5	**43**	current assets	**7**	1
101	**101**	(note 40)	**16**	18
		Pledged		
3	**–**	Other loans and receivables	**–**	–

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		24 Trade and other receivables		
		Non-current		
24	**27**	Prepayments and accrued income	**4**	4
31	**97**	Recoverable tax, rebates, levies and duties	**16**	6
55	**124**		**20**	10
		Current		
587	**645**	Trade debtors (note 40)	**102**	104
458	**371**	Prepayments and accrued income	**58**	81
139	**2**	Interest receivable (note 40)	**–**	25
437	**530**	Recoverable tax, rebates, levies and duties	**83**	78
79	**41**	Other debtors (note 40)	**7**	14
1,700	**1,589**		**250**	302

Trade debtors are non-interest-bearing and are generally on current terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government.

Recoverable value added tax due from the Malian government to the group amounts to $25m, R159m at 31 December 2005 (31 December 2004: $14m, R79m). The last audited value added tax return was for the period ended 30 June, 2005 and at the balance sheet date $12m, R76m was still outstanding. $13m, R83m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The government of Mali is a shareholder in all of the group's entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty, the amounts, although reported as current assets, may take longer than 12 months to be received.

Reimbursable fuel duties from the Malian government to the group amount to $13m, R82m at 31 December 2005 (31 December 2004: $13m, R73m). Fuel duties are required to be submitted before 31 January of the following year and are subject to authorisation by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The Customs and Excise department has approved $7m, R44m which is still outstanding, while $6m, R38m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The government of Mali is a shareholder in all of the group's entities in Mali and has promised to provide a repayment plan for the amounts due. Due to this uncertainty the amounts, although reported as current assets, may take longer than 12 months to be received.

SA Rands 2004	SA Rands 2005	Figures in million	US Dollars 2005	US Dollars 2004
		25 Cash restricted for use		
23	**16**	Cash restricted by the prudential solvency requirements	**3**	4
106	**28**	The group is restricted from utilising available funds in Geita Management Company Limited, up to a maximum of $25m in respect of outstanding hedges	**4**	19
19	**8**	Other	**1**	3
148	**52**	(note 40)	**8**	26
		26 Cash and cash equivalents		
847	**1,020**	Cash and deposits on call	**161**	150
783	**308**	Money market instruments	**48**	139
1,630	**1,328**	(note 40)	**209**	289
		27 Non-current assets held for sale		
–	**100**	Effective 30 June 2005, the investment in the Weltevreden mining participating rights was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden participation rights were sold to Aflease Gold and Uranium Resources Limited on 15 June 2005. On 19 December 2005, Aflease was acquired by SXR Uranium One (formerly Southern Cross Inc.). In terms of the agreement, the price will be paid in the form of shares to be issued to AngloGold Ashanti. This will take place when the conditions precedent to the agreement have been met. The conditions are that the Weltevreden rights are part of a mining rights conversion application and upon the government granting the conversion rights, AngloGold Ashanti will cede the Weltevreden Mineral rights to Aflease. The Director-General of Minerals and Energy notified the company that the new order mining rights have been granted to AngloGold Ashanti, which are expected to be received during 2006. AngloGold Ashanti is awaiting the registration certificate. The related SXR Uranium One shares will then be issued to AngloGold Ashanti as full settlement of the purchase price.	**16**	–

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		28 Share capital and premium		
		Share capital		
		Authorised		
100	**100**	400,000,000 ordinary shares of 25 SA cents each	**16**	18
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	5,000,000 B redeemable preference shares of 1 SA cent each	**–**	–
101	**101**		**16**	18
		Issued and fully paid		
66	**66**	264,938,432 ordinary shares of 25 SA cents each (2004: 264,462,894 ordinary shares of 25 SA cents each)	**10**	12
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	778,896 B redeemable preference shares of 1 SA cent each	**–**	–
67	**67**		**10**	12
(1)	**(1)**	Less: Redeemable preference shares held within the group	**–**	–
66	**66**		**10**	12
		Share premium		
9,924	**19,233**	Balance at the beginning of year	**3,405**	1,495
9,309	**60**	Ordinary shares issued	**9**	1,367
–	**–**	Translation	**(369)**	543
19,233	**19,293**	Balance at the end of the year	**3,045**	3,405
(312)	**(312)**	Less: Held within the group	**(53)**	(53)
18,921	**18,981**		**2,992**	3,352
18,987	**19,047**	**Share capital and premium**	**3,002**	3,364

29 Retained earnings and other reserves

Figures in million	Retained earnings [1]	Non-distri-butable reserves [2]	Foreign currency translation reserve	Actuarial gains (losses) [3]	Other compre-hensive income [4]	Total
US Dollars						
Balance at December 2003 as previously reported	577	21	(113)	–	(307)	178
Change in accounting policy for translation of retained earnings (IAS 21 revised)	(220)		220			–
Change in accounting policy for actuarial gains and losses				(18)		(18)
As restated	357	21	107	(18)	(307)	160
Actuarial gains and losses recognised				(3)		(3)
Deferred taxation recognised directly in equity (note 34)				1		1
Profit attributable to equity shareholders	108					108
Dividends (note 16)	(179)					(179)
Net loss on cash flow hedges removed from equity and reported in income					134	134
Net gain on cash flow hedges					48	48
Deferred taxation on cash flow hedges (note 34)					(43)	(43)
Gain on available-for-sale financial assets					2	2
Translation		3	(424)	(2)	(18)	(441)
Balance at December 2004 (restated) [5]	286	24	(317)	(22)	(184)	(213)
Actuarial gains and losses recognised				(27)		(27)
Deferred taxation recognised directly in equity (note 34)				11		11
Loss attributable to equity shareholders	(183)					(183)
Dividends (note 16)	(149)					(149)
Net loss on cash flow hedges removed from equity and reported in income					17	17
Net loss on cash flow hedges					(200)	(200)
Deferred taxation on cash flow hedges (note 34)					58	58
Gain on available-for-sale financial assets					2	2
Share-based payment expense					2	2
Translation		(2)	250	2	44	294
Balance at December 2005	**(46)**	**22**	**(67)**	**(36)**	**(261)**	**(388)**

29 Retained earnings and other reserves (continued)

Figures in million	Retained earnings [1]	Non-distri-butable reserves [2]	Foreign currency translation reserve	Actuarial gains (losses) [3]	Other compre-hensive income [4]	Total
SA Rands						
Balance at December 2003 as previously reported	3,848	138	(755)	–	(2,047)	1,184
Change in accounting policy for actuarial gains and losses				(112)		(112)
As restated	3,848	138	(755)	(112)	(2,047)	1,072
Actuarial gains and losses recognised				(15)		(15)
Deferred taxation recognised directly in equity (note 34)				5		5
Profit attributable to equity shareholders	728					728
Dividends (note 16)	(1,197)					(1,197)
Net loss on cash flow hedges removed from equity and reported in income					864	864
Net gain on cash flow hedges					239	239
Deferred taxation on cash flow hedges (note 34)					(291)	(291)
Gain on available-for-sale financial assets					12	12
Translation			(2,797)		183	(2,614)
Balance at December 2004 (restated) [5]	3,379	138	(3,552)	(122)	(1,040)	(1,197)
Actuarial gains and losses recognised				(173)		(173)
Deferred taxation recognised directly in equity (note 34)				68		68
Loss attributable to equity shareholders	(1,262)					(1,262)
Dividends (note 16)	(926)					(926)
Net loss on cash flow hedges removed from equity and reported in income					387	387
Net loss on cash flow hedges					(1,272)	(1,272)
Deferred taxation on cash flow hedges (note 34)					377	377
Gain on available-for-sale financial assets					17	17
Share-based payment expense					15	15
Translation			1,642		(139)	1,503
Balance at December 2005	**1,191**	**138**	**(1,910)**	**(227)**	**(1,655)**	**(2,463)**

[1] $297m, R1,881m of retained earnings arising at the joint venture operations and certain subsidiaries may not be remitted without third party shareholder consent.

[2] Non-distributable reserves comprise a surplus on disposal of company shares of $22m, R141m (2004: $25m, R141m) and other transfers.

[3] With the adoption of IAS 19 revised, actuarial gains and losses are accounted for through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.

[4] Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings, fair value gains or losses on available-for-sale financial assets and the equity item for share-based payments.

[5] The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS 21 revised).

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		30 Minority interests		
354	**327**	Balance at beginning of year	**58**	53
123	**146**	Profit for the year	**23**	19
(125)	**(125)**	Dividends paid	**(20)**	(19)
18	**–**	At acquisition of subsidiaries (note 37)	**–**	3
3	**4**	Net loss on cash flow hedges removed from equity and reported in income	**1**	–
(3)	**(9)**	Net loss on cash flow hedges	**(2)**	–
(43)	**31**	Translation	**(1)**	2
327	**374**	Balance at end of year	**59**	58
		31 Borrowings		
		Unsecured		
5,191	**5,867**	Convertible Bonds (1) Semi-annual coupons are paid at 2.375% per annum. The bonds are convertible at the holders' option into ADSs up to February 2009 and are dollar-based. The bonds are convertible at a price of $65.00 per ADS. If the bonds have not been converted by 20 February 2009, they will be redeemed at par on 27 February 2009. AngloGold Ashanti Holdings plc has the option of calling an early redemption of all the bonds three years after their issuance, if the price of the ADSs exceeds 130% of the conversion price for more than 20 days during any period of 30-consecutive trading days.	**925**	920
–	**2,927**	Syndicated loan facility ($700m) Interest charged at LIBOR plus 0.4% per annum. This dollar-based loan is repayable in January 2008 and is subject to debt covenant arrangements for which no default event occurred.	**461**	–
2,057	**2,062**	Corporate Bond (2) Semi-annual coupons are payable at 10.5% per annum. The bond is repayable on 28 August 2008 and is rand-based.	**325**	364
–	**818**	Money-market short-term borrowings at market-related interest rates are rand-based	**129**	–
87	**124**	RMB International (Dublin) Limited Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, has no fixed repayment date and is dollar-based.	**20**	16
28	**28**	Bank Belgolaise Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly instalments commencing October 2005 and is dollar-based.	**4**	5
12	**13**	Government of Mali Interest charged at LIBOR plus 2% per annum. Loans are repayable by December 2007 and are dollar-based.	**2**	2
8	**4**	Precious Fields Estates Company Ltd Annuity based repayments expiring October 2006. Loan is dollar-based.	**1**	1
8	**3**	Investec Interest charged at 6.5% per annum. Loan is repayable in half-yearly instalments terminating in June 2006 and is dollar-based.	**1**	1
–	**3**	Bank overdraft at market related rates is rand-based	**–**	–
1,498	**–**	Syndicated loan facility ($600m) Interest charged at LIBOR plus 0.7% per annum. Loan was repaid in February 2005, and was dollar-based.	**–**	265
56	**–**	Iduapriem – Syndicated Project Finance Interest charged at LIBOR plus 2% per annum. Loan was repaid in February 2005 and was dollar-based.	**–**	10
8,945	**11,849**	Total unsecured borrowings	**1,868**	1,584

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		31 Borrowings (continued)		
		Secured		
		Finance leases		
72	**66**	Senstar Capital Corporation Interest charged at an average rate of 6.83% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are dollar-based. The equipment financed is used as security for these loans.	**10**	13
33	**30**	Rolls Royce Interest is charged at a variable rate of approximately 20% per annum, based on the lease contract. Loan is repayable in monthly instalments terminating in March 2011 and is dollar-based. The equipment financed is used as security for this loan.	**5**	6
6	**6**	Kudu Finance Company Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is dollar-based. The equipment financed is used as security for this loan.	**1**	1
		Other loans		
–	**64**	Nulux Nukem Luxemburg GmbH Uranium repurchase agreement, dollar-based, with repurchases commencing in December 2006 and terminating in December 2008. Rate of finance is 5.42% per annum. Uranium inventory is secured against the contract.	**10**	–
6	**–**	Geita Syndicated Project Finance Interest charged at LIBOR plus 1.95% per annum. Loan was repaid in June 2005 and was dollar-based. Secured by pledge over the shares in the project company.	**–**	1
9,062	**12,015**	Total borrowings	**1,894**	1,605
1,800	**1,190**	Less: Current portion of borrowings included in current liabilities	**188**	319
7,262	**10,825**	Total long-term borrowings	**1,706**	1,286
		Amounts falling due		
1,800	**1,190**	Within one year	**188**	319
35	**65**	Between one and two years	**10**	6
7,220	**10,757**	Between two and five years	**1,696**	1,279
7	**3**	After five years	**–**	1
9,062	**12,015**	(note 40)	**1,894**	1,605
		Currency The currencies in which the borrowings are denominated are as follows:		
7,005	**9,132**	US dollars	**1,440**	1,241
2,057	**2,883**	SA rands	**454**	364
9,062	**12,015**		**1,894**	1,605

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		31 Borrowings (continued)		
		Undrawn facilities		
		Undrawn borrowing facilities as at 31 December 2005 are as follows:		
–	**1,555**	Syndicated loan ($700m) – US dollar	**245**	–
–	**266**	Amalgamated Banks of South Africa Limited – US dollar	**42**	–
1,891	**–**	Syndicated loan ($600m) – US dollar	**–**	335
45	**49**	Citibank, N.A. – US dollar	**8**	8
54	**35**	RMB International (Dublin) Limited – US dollar	**5**	9
120	**107**	FirstRand Bank Limited – SA rands	**17**	21
45	**45**	Nedbank Limited – SA rands	**7**	8
–	**30**	Amalgamated Banks of South Africa Limited – SA rands	**5**	–
5	**20**	Commerzbank AG – SA rands	**3**	1
221	**232**	Australia and New Zealand Banking Group Limited – Australian dollar	**37**	39
2,381	**2,339**		**369**	421
		(1) Convertible Bonds		
5,645	**6,345**	Senior unsecured fixed-rate bonds	**1,000**	1,000
444	**529**	Less: unamortised discount and bond issue costs	**83**	78
		Less: fair value hedge accounting adjustment as a result of the		
56	**–**	interest rate swap	**–**	10
5,145	**5,816**		**917**	912
46	**51**	Add: accrued interest	**8**	8
5,191	**5,867**		**925**	920
		(2) Corporate Bond		
2,000	**2,000**	Senior unsecured fixed-rate bond	**315**	354
16	**11**	Less: unamortised discount and bond issue costs	**2**	3
1,984	**1,989**		**313**	351
73	**73**	Add: accrued interest	**12**	13
2,057	**2,062**		**325**	364
		32 Environmental rehabilitation and other provisions		
		Environmental rehabilitation obligations		
		Provision for decommissioning		
326	**566**	Balance at beginning of year	**100**	49
148	**–**	Acquisition of subsidiaries (note 37)	**–**	22
84	**282**	Change in estimates (1)	**44**	13
51	**21**	Unwinding of decommissioning obligation (note 8)	**3**	8
(43)	**39**	Translation	**(4)**	8
566	**908**	Balance at end of year	**143**	100
		Provision for restoration		
562	**658**	Balance at beginning of year	**117**	84
202	**–**	Acquisition of subsidiaries (note 37)	**–**	29
(10)	**–**	Disposal of subsidiaries (note 37)	**–**	(1)
116	**149**	Charge to income statement	**23**	18
(39)	**408**	Change in estimates (1)	**64**	(6)
–	**40**	Unwinding of restoration obligation (note 8)	**6**	–
(90)	**(65)**	Utilised during the year	**(10)**	(14)
(83)	**45**	Translation	**(6)**	7
658	**1,235**	Balance at end of year	**194**	117

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	
		32 Environmental rehabilitation and other provisions (continued)		
		Other provisions		
33	**70**	Balance at beginning of year	**13**	5
101	**72**	Charge to income statement	**11**	16
(52)	**(36)**	Utilised during the year	**(6)**	(8)
(12)	**16**	Translation	**1**	–
70	**122**	Balance at end of year	**19**	13
		Other provisions comprise the following:		
70	**119**	Provision for labour and civil claim court settlements in South America [2]	**19**	13
–	**3**	Provision for employee compensation claims in Australia [3]	**–**	–
70	**122**		**19**	13

[1] The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are anticipated to unwind beyond the end of the life of mine.

[2] Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. The liability is anticipated to unwind over the next two to five-year period.

[3] Comprises workers compensation claims filed by employees in Australia with regard to work-related incidents. The liability is anticipated to unwind over the next three to five-year period.

2004	2005		2005	2004
1,294	**2,265**	Total environmental rehabilitation and other provisions	**356**	230
		33 Provision for pension and post-retirement benefits		
		Defined benefit plans		
		The group has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:		
69	**(51)**	AngloGold Ashanti Pension Fund (asset)	**(8)**	12
40	**–**	South American Brasil Fundambrás Pension Plan	**–**	7
2	**1**	Ashanti Retired Staff Pension Plan	**–**	–
60	**58**	Obuasi Mines Staff Pension Scheme	**9**	11
924	**1,172**	Post-retirement medical scheme for AngloGold Ashanti South African employees	**185**	164
(14)	**(16)**	Post-retirement medical scheme for Rand Refinery employees (asset)	**(2)**	(2)
11	**12**	Retiree Medical Plan for North American employees	**2**	2
6	**6**	Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc employees	**1**	1
–	**(1)**	Retiree Medical Plan for Nufcor South Africa employees (asset)	**–**	–
1,098	**1,181**	Sub-total	**187**	195
		Transferred to other non-current assets (note 23):		
–	**51**	AngloGold Ashanti Pension Fund	**8**	–
–	**1**	Retiree Medical Plan for Nufcor South Africa employees	**–**	–
14	**16**	Post-retirement medical scheme for Rand Refinery employees	**2**	2
1,112	**1,249**		**197**	197

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

33 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year and a formal statutory valuation required by legislation as at 31 December 2005 will be completed during the first six months of 2006. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the AngloGold Ashanti Pension Fund is as follows:

2004	2005		2005	2004
		Change in benefit obligation		
1,089	**1,219**	Balance at beginning of year	**216**	163
41	**40**	Current service cost	**6**	6
91	**88**	Interest cost	**14**	14
14	**13**	Participants' contributions	**2**	2
65	**200**	Actuarial loss	**31**	10
(81)	**(152)**	Benefits paid	**(24)**	(13)
–	**–**	Translation	**(23)**	34
1,219	**1,408**	Balance at end of year	**222**	216
		Change in plan assets		
920	**1,150**	Balance at beginning of year	**204**	138
95	**106**	Expected return on plan assets	**16**	15
124	**260**	Actuarial gain	**41**	19
78	**82**	Company contributions	**13**	12
14	**13**	Participants' contributions	**2**	2
(81)	**(152)**	Benefits paid	**(24)**	(13)
–	**–**	Translation	**(22)**	31
1,150	**1,459**	Balance at end of year	**230**	204
(69)	**51**	Funded status at end of year	**8**	(12)
(69)	**51**	Net amount recognised	**8**	(12)

2004	2005	Figures in million	2005	2004
	SA Rands		US Dollars	

33 Provision for pension and post-retirement benefits (continued)

2004	2005		2005	2004
		Pension benefit obligation		
1,219	**1,408**	Benefit obligation	**222**	216
1,150	**1,459**	Fair value of plan assets	**230**	204
		Components of net periodic benefit cost		
41	**40**	Current service cost	**6**	6
91	**88**	Interest cost	**14**	14
(95)	**(106)**	Expected return on assets	**(16)**	(15)
37	**22**	Net periodic benefit cost	**4**	5

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:

			2005	2004
		Discount rate	**7.75%**	7.50%
		Rate of compensation increase [1]	**5.00%**	5.00%
		Expected long-term return on plan assets	**10.14%**	7.50%
		Pension increase	**4.05%**	2.90%

[1] The short-term compensation rate increase is 5% and the long-term rate is 5.25%.

The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Plan assets
AngloGold Ashanti's pension plan weighted-average asset allocations at the end of the year, by asset category, are as follows:

		Asset category	2005	2004
		Equity securities	**69%**	65%
		Debt securities	**30%**	32%
		Other	**1%**	3%
			100%	100%

Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

33   Provision for pension and post-retirement benefits (continued)

		2005		2004	
	Number of shares	Percentage of total assets	Fair value	Percentage of total assets	Fair value
US Dollars million					
Related parties					
Investments held in related parties are summarised as follows:					
Equity securities					
Holding company Anglo American plc	821,513	**11.9%**	**27**	2.2%	4
Fellow subsidiaries of Anglo American plc group					
Anglo Platinum Group	432,310	**13.5%**	**31**	0.1%	–
The Tongaat-Hulett Group	189,975	**1.1%**	**3**	–	–
AngloGold Ashanti	36,936	**0.8%**	**2**	0.3%	1
			63		5
Other investments exceeding 5% of total plan assets					
Bonds					
RSA 2015 Government Bonds 13.5%		**5.4%**	**18**	–	–
RSA 2010 Government Bonds 13%		**7.8%**	**12**	8.5%	17
			30		17
SA Rands million					
Related parties					
Investments held in related parties are summarised as follows:					
Equity securities					
Holding company Anglo American plc	821,513	**11.9%**	**174**	2.2%	23
Fellow subsidiaries of Anglo American plc group					
Anglo Platinum Group	432,310	**13.5%**	**198**	0.1%	–
The Tongaat-Hulett Group	189,975	**1.1%**	**15**	–	–
AngloGold Ashanti	36,936	**0.8%**	**11**	0.3%	6
			398		29
Other investments exceeding 5% of total plan assets					
Bonds					
RSA 2015 Government Bonds 13.5%		**5.4%**	**113**	–	–
RSA 2010 Government Bonds 13%		**7.8%**	**79**	8.5%	96
			192		96

Cash flows

Contributions

The company expects to contribute $7m, R46m (2005: $13m, R82m) to its pension plan in 2006. The reduction arises as additional contributions may no longer be required as the fund is likely to be fully funded at its next statutory actuarial valuation.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

33 Provision for pension and post-retirement benefits (continued)

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2004	2005		2005	2004
	92	2006	15	
	92	2007	15	
	94	2008	15	
	95	2009	15	
	96	2010	15	
	939	Thereafter	147	

South American Brasil Fundambrás pension plan
On 30 November 1998, the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of $6m, R51m. This liability was revised annually by Mercer, the plan's actuary. The transfer of funds has been approved by the governmental SPC agency and the actuarial net liability of $10m, R61m has been funded and transferred to a defined contribution plan on 30 September 2005.

Information with respect to the South American Brasil Fundambrás pension plan is as follows:

Change in benefit obligation

2004	2005		2005	2004
112	126	Balance at beginning of year	22	16
12	13	Interest cost	2	2
15	3	Actuarial loss	1	3
–	(160)	Settlements and curtailments	(25)	–
(3)	(6)	Benefits paid	(1)	(1)
(10)	24	Translation	1	2
126	–	Balance at end of year	–	22

Change in plan assets

2004	2005		2005	2004
79	86	Fair value of plan assets at beginning of year	15	11
8	8	Expected return on plan assets	1	1
9	–	Actuarial gain	–	2
–	(99)	Settlements and curtailments	(15)	–
(3)	(6)	Benefits paid	(1)	(1)
(7)	11	Translation	–	2
86	–	Fair value of plan assets at end of year	–	15
(40)	–	Funded status at end of year	–	(7)
(40)	–	Net amount recognised	–	(7)

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		33 Provision for pension and post-retirement benefits (continued)		
		Pension benefit obligation		
126	–	Benefit obligation	–	22
86	–	Fair value of plan assets	–	15
		Components of net periodic benefit cost		
12	**13**	Interest cost	**2**	2
(8)	**(8)**	Expected return on plan assets	**(1)**	(1)
4	5	Net periodic benefit cost	**1**	1
		Assumptions		
		Assumptions used to determine benefit obligations at the end of the year are as follows:		
		Discount rate	**N/A**	11.30%
		Rate of compensation increase	**N/A**	7.10%
		Expected long-term return on plan assets	**N/A**	11.30%
		Pension increase	**N/A**	5.00%
		Plan assets		
		The Brasil Fundambrás defined benefit pension plan weighted-average asset allocations, by asset category, at the end of the year are as follows:		
		Asset category		
		Debt securities	–	95%
		Property	–	4%
		Cash	–	1%
			–	100%

No valuation is necessary at 31 December 2005 as the fund has converted during the year to a defined contribution plan.

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	

33 Provision for pension and post-retirement benefits (continued)

Cash flows
Contributions
No company or participant contributions were made to this fund. The fund has been discontinued and the fund assets transferred to a defined contribution fund.

Estimated future benefit payments
There are no future benefit payments as the fund was terminated on 30 September 2005.

Ashanti Retired Staff pension plan
The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or are deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. No contributions are made to the plan and it is funded with a marginal shortfall of $0.2m, R1m.

Information with respect to the Ashanti Retired Staff pension plan is as follows:

2004	2005		2005	2004
		Change in benefit obligation		
–	20	Balance at beginning of year	3	–
20	–	Acquisition of subsidiary	–	3
–	1	Interest cost	–	–
–	2	Actuarial loss	–	–
–	(1)	Translation	–	–
20	22	Balance at end of year	3	3
		Change in plan assets		
–	18	Fair value of plan assets at beginning of year	3	–
18	–	Acquisition of subsidiary	–	3
–	1	Expected return on plan assets	–	–
–	2	Actuarial gain	–	–
18	21	Fair value of plan assets at end of year	3	3
(2)	(1)	Funded status at end of year	–	–
(2)	(1)	Net amount recognised	–	–
		Pension benefit obligation		
20	22	Benefit obligation	3	3
18	21	Fair value of plan assets	3	3
		Components of net periodic benefit cost		
–	1	Interest cost	–	–
–	(1)	Expected return on plan assets	–	–
–	–	Net periodic benefit cost	–	–

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

33 Provision for pension and post-retirement benefits (continued)

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:

			2005	2004
		Discount rate	**5.00%**	5.80%
		Expected long-term return on plan assets	**6.07%**	5.80%
		Pension increase	**2.50%**	2.50%

The expected long-term return on plan assets is determined using the after tax return of domestic bonds and fixed-term investments.

Plan assets
The Ashanti Retired Staff defined benefit pension plan weighted-average asset allocations as at the end of the year, by asset category are as follows:

Asset category

			2005	2004
		Equity securities	**51%**	53%
		Debt securities	**41%**	43%
		Property	**2%**	0%
		Cash	**6%**	4%
			100%	100%

Investment policy
The general policy of the fund is to select investments that will achieve an optimal return on the plan assets.
No investments are made in related party entities.

Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are retired or deferred.

Estimated future benefit payments
The following benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2004	2005		2005	2004
	1	2006	–	
	1	2007	–	
	1	2008	–	
	1	2009	–	
	1	2010	–	
	17	Thereafter	3	

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

33 Provision for pension and post-retirement benefits (continued)

Obuasi Mines Staff Pension Scheme
The scheme provides monthly payments in Ghanaian currency (indexed to the US dollar) to retirees until death. The benefits under the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded. The scheme is evaluated by actuaries on an annual basis.

Information with respect to the Obuasi Mines Staff Pension Scheme is as follows:

2004	2005		2005	2004
		Change in benefit obligation		
–	60	Balance at beginning of year	11	–
73	–	Acquisition of subsidiary	–	11
–	3	Interest cost	–	–
–	(7)	Actuarial gain	(1)	–
–	(5)	Benefits paid	(1)	–
(13)	7	Translation	–	–
60	58	Balance at end of year	9	11
(60)	(58)	Funded status at end of year	(9)	(11)
(60)	(58)	Net amount recognised	(9)	(11)
		Pension benefit obligation		
60	58	Benefit obligation	9	11
–	–	Fair value of plan assets	–	–
		Components of net periodic benefit cost		
–	3	Interest cost	–	–
		Assumptions		
		Assumptions used to determine benefit obligations at the end of the year are as follows:		
		Discount rate	4.0%	4.0%
		Rate of compensation increase	N/A	N/A
		Pension increase	3.0%	4.5%

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

33 Provision for pension and post-retirement benefits (continued)

Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2004	2005	Figures in million	2005	2004
	6	2006	**1**	
	6	2007	**1**	
	6	2008	**1**	
	6	2009	**1**	
	6	2010	**1**	
	28	Thereafter	**4**	

Post-retirement medical scheme for AngloGold Ashanti South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2005.

Information with respect to the defined benefit liability is as follows:

Change in benefit obligation

2004	2005	Figures in million	2005	2004
850	**924**	Benefit obligation at beginning of year	**164**	128
4	**7**	Current service cost	**1**	1
81	**80**	Interest cost	**12**	13
62	**30**	Participants' contributions	**5**	10
(156)	**(105)**	Benefits paid	**(16)**	(24)
9	**–**	Plan amendments	**–**	1
74	**236**	Actuarial loss	**37**	11
–	**–**	Translation	**(18)**	24
924	**1,172**	Balance at end of year	**185**	164
(924)	**(1,172)**	Funded status at end of year	**(185)**	(164)
(924)	**(1,172)**	Net amount recognised	**(185)**	(164)

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		33 Provision for pension and post-retirement benefits (continued)		
		Components of net periodic benefit cost		
4	**7**	Current service cost	**1**	1
81	**80**	Interest cost	**12**	13
9	**–**	Amortisation of past service cost	**–**	1
94	**87**	Net periodic benefit cost	**13**	15
		The assumptions used in calculating the above amounts at year end are:		
		Discount rate	**7.75%**	9.00%
		Expected increase in health care costs	**5.00%**	5.00%
		Assumed health care cost trend rates at 31 December:		
		Health care cost trend assumed for next year	**5.00%**	5.00%
		Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
		Year that the rate reaches the ultimate trend	**N/A**	N/A
		Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:		
	1% point increase		**1% point increase**	
	10	Effect on total service and interest cost	**2**	
	125	Effect on post-retirement benefit obligation	**19**	
	1% point decrease		**1% point decrease**	
	(9)	Effect on total service and interest cost	**(1)**	
	(107)	Effect on post-retirement benefit obligation	**(16)**	
		Cash flows		
		Post-retirement medical plan		
		AngloGold Ashanti expects to contribute $13m, R82m (2005: $12m, R75m) to the post-retirement medical plan in 2006.		
		Estimated future benefit payments		
		The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:		
	82	2006	**13**	
	86	2007	**14**	
	90	2008	**14**	
	95	2009	**15**	
	100	2010	**16**	
	719	Thereafter	**113**	

Post-retirement medical scheme for Rand Refinery Limited employees

The Rand Refinery Retiree Medical Plan (Medipref) is a non-contributory defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid obligation was determined by independent actuaries in September 2005 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded and is evaluated by independent actuaries on an annual basis.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		33 Provision for pension and post-retirement benefits (continued)		
		Information with respect to the post-retirement medical plan and obligation for the Rand Refinery Ltd past employees is as follows:		
		Change in benefit obligation		
–	**16**	Balance at beginning of year	**3**	–
18	**–**	Transfer in	**–**	3
3	**1**	Interest cost	**–**	–
(1)	**(1)**	Benefits paid	**–**	–
(4)	**–**	Actuarial gain	**–**	–
16	**16**	Balance at end of year	**3**	3
		Change in plan assets		
–	**30**	Fair value of plan assets at beginning of year	**5**	–
29	**–**	Transfer in	**–**	5
2	**3**	Expected return on plan assets	**–**	–
(1)	**(1)**	Benefits paid	**–**	–
30	**32**	Fair value of plan assets at end of year	**5**	5
14	**16**	Funded status at end of year	**2**	2
14	**16**	Net amount recognised (note 23)	**2**	2
		Components of net periodic benefit cost		
3	**1**	Interest cost	**–**	–
(2)	**(3)**	Expected return on plan assets	**–**	–
1	**(2)**	Net periodic benefit cost	**–**	–
		Assumptions		
		Assumptions used at year end are as follows:		
		Discount rate	**7.75%**	10.00%
		Expected increase in health care costs	**5.75%**	8.00%
		Expected return on plan assets	**7.26%**	10.00%
		Assumed health care cost trend rates at 31 December:		
		Health care cost trend assumed for next year	**5.75%**	8.00%
		Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.75%**	8.00%
		Year that the rate reaches the ultimate trend	**N/A**	N/A
		Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:		
	1% point increase		**1% point increase**	
	–	Effect on total service and interest cost	**–**	
	2	Effect on post-retirement benefit obligation	**–**	
	1% point decrease		**1% point decrease**	
	–	Effect on total service and interest cost	**–**	
	(1)	Effect on post-retirement benefit obligation	**–**	

2004	2005	Figures in million	2005	2004
	SA Rands			US Dollars

33 Provision for pension and post-retirement benefits (continued)

Plan assets
The weighted-average asset allocation of the Rand Refinery post retirement medical fund as at the end of the year, by asset category, is as follows:

		Asset category		
		Debt securities	**75%**	90%
		Cash	**25%**	10%
			100%	100%

Cash flows
Post-retirement medical plan
Rand Refinery Limited does not make a contribution to the scheme as the scheme is closed to new members and the current members are retired.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

1		2006	**–**	
1		2007	**–**	
1		2008	**–**	
2		2009	**–**	
2		2010	**–**	
9		Thereafter	**3**	

North America Retiree Medical Plan
AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the Retiree Medical Plan). With effect from 31 December 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at 31 December 1999.

The Retiree Medical Plan is a non-contributory defined benefit plan. This plan is evaluated by independent actuaries on an annual basis. It was last evaluated by independent actuaries in September 2005 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2m, R12m (2004: $2m, R11m). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated using the projected unit credit funding method. The company does not share in future cost increases and therefore the rate of compensation increase is not applicable.

SA Rands 2004	SA Rands 2005	Figures in million	US Dollars 2005	US Dollars 2004
		33 Provision for pension and post-retirement benefits (continued)		
		Information with respect to the Retiree Medical Plan is as follows:		
		Change in benefit obligation		
13	**11**	Balance at beginning of year	**2**	2
1	**1**	Interest cost	**–**	–
(1)	**(1)**	Benefit paid	**–**	–
(2)	**1**	Translation	**–**	–
11	**12**	Balance at end of year	**2**	2
(11)	**(12)**	Funded status at end of year	**(2)**	(2)
(11)	**(12)**	Net amount recognised	**(2)**	(2)
		Net periodic pension and post-retirement benefit costs include:		
1	**1**	Interest cost	**–**	–
1	**1**	Net periodic benefit cost	**–**	–
		Assumptions used in calculating benefit obligations at the end of the year are as follows:		
		Discount rate	**5.5%**	6.0%
		Benefits are fixed and independent from inflation and consequently health care increases are not relevant.		
		Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:		
	1% point increase		**1% point increase**	
	–	Effect on total service and interest cost	**–**	
	1	Effect on post-retirement benefit obligation	**–**	
	1% point decrease		**1% point decrease**	
	–	Effect on total service and interest cost	**–**	
	(1)	Effect on post-retirement benefit obligation	**–**	

2003	2005	Figures in million	2005	2003
	SA Rands		US Dollars	

33 Provision for pension and post-retirement benefits (continued)

Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2003	2005		2005	2003
1	**1**	2006	**–**	
1	**1**	2007	**–**	
2	**2**	2008	**–**	
1	**1**	2009	**–**	
1	**1**	2010	**–**	
6	**6**	Thereafter	**2**	

North America Supplemental Employee Retirement Plan
Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (The SERP), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2005 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP. This evaluation of the SERP reflected plan liabilities of $1m, R6m (2004: $1m, R6m). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected unit credit funding method.

Information with respect to the SERP is as follows:

Change in benefit obligation

2003	2005		2005	2003
6	**6**	Balance at beginning and end of year	**1**	1
(6)	**(6)**	Funded status at end of year	**(1)**	(1)
(6)	**(6)**	Net amount recognised	**(1)**	(1)

There is no net periodic pension and post-retirement cost during 2005 and 2004. The discount rate used to determine the benefit obligation at 31 December was 5.5% (2004: 6.0%).

No contributions are made to this fund since the fund is closed to new members and the current members are all retired.

Estimated future benefit payments
The pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2010 and amount to $1m, R6m.

Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan
The Nufcor South Africa Retiree Medical Plan (Mascom) is a defined benefit plan in respect of certain past qualifying employees. The accumulated post-employment medical aid obligation was determined by independent actuaries in September 2005 using the projected unit credit funding method. Movements that could impact the valuation between the interim date and the date of the balance sheet have been considered. The plan is fully funded.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		33 Provision for pension and post-retirement benefits (continued)		
		Information with respect to the Nufcor South Africa Retiree Medical Plan is as follows:		
		Change in benefit obligation		
2	**2**	Balance at beginning of year	**–**	–
–	**(1)**	Benefit paid	**–**	–
–	**1**	Actuarial loss	**–**	–
2	**2**	Balance at end of year	**–**	–
		Change in plan assets		
2	**2**	Fair value of plan assets at beginning of year	**–**	–
–	**1**	Expected return on plan assets	**–**	–
–	**1**	Employee contributions	**–**	–
–	**(1)**	Benefits paid	**–**	–
2	**3**	Fair value of plan assets at end of year	**–**	–
–	**1**	Funded status at end of year	**–**	–
–	**1**	Net amount recognised	**–**	–
		Components of net periodic benefit cost		
–	**(1)**	Expected return on plan assets	**–**	–
		Assumptions		
		Assumptions used at year end are as follows:		
		Discount rate	**7.75%**	11.00%
		Expected increase in health care costs	**5.75%**	9.00%
		Expected return on plan assets	**7.75%**	11.00%
		Assumed health care cost trend rates at 31 December:		
		Health care cost trend assumed for next year	**5.75%**	9.00%
		Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.75%**	9.00%
		Year that the rate reaches the ultimate trend	**N/A**	N/A
	1% point increase	Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	**1% point increase**	
	–	Effect on total service and interest cost	–	
	–	Effect on post-retirement benefit obligation	–	
	1% point decrease		**1% point decrease**	
	–	Effect on total service and interest cost	**–**	
	–	Effect on post-retirement benefit obligation	**–**	

2004	2005	Figures in million	2005	2004
	SA Rands			US Dollars

33 Provision for pension and post-retirement benefits (continued)

Cash flows
Contributions
No contributions are made to this fund since the fund is closed to new members and the current members are all retired.

Estimated future benefit payments
The medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid after 2010 and amount to $nil, R2m.

Plan assets
The weighted-average asset allocation of the Nufcor South Africa post-retirement medical fund as at the end of the year, by asset category, is as follows:

Asset category

			2005	2004
		Unit trust investment funds	**100%**	100%

Defined Contribution Funds
Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributing to retirement benefits for the year amounted to $31m, R199m (2004: $40m, R254m).

Australia
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $1m, R6m (2004: $1m, R6m) during the year.

Mali (Sadiola, Yatela and Morila)
The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost to the group of all these contributions amounted to $2m, R12m (2004: $4m, R19m) during the year.

Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the company also makes a contribution on the employee's behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company contributes to a supplemental provident fund which has been opened with the Parastatal Provident Fund (PPF). The company makes no contribution towards any retirement schemes for contracted expatriate employees that are members of a pension or provident fund. Contracted expatriate employees who are not members of a pension or provident fund contribute to the National Social Security Fund (NSSF) and the company also makes a contribution to the same fund on behalf of these employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

33 Provision for pension and post-retirement benefits (continued)

North America

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 17% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2m, R13m (2004: $2m, R13m) during the year ended 31 December 2005.

South America

The AngloGold Ashanti South America region operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). In December 2001, contributions commenced to a PGBL fund, a plan similar to the American 401 (k) type of plan. This plan is administered by Bradesco Previdencia e Seguros (which assume the risk for any eventual actuarial liabilities).

In 2005, the local authorities approved the withdrawal of sponsorship to the previous portfolio administrator, Fundambras Sociedade de Previdencia Privada. With this scheme, the actuarial risk was carried by the sponsors and AngloGold Ashanti mines in Brazil had to fund the $10m, R61m in cash in order to have the process completed by 29 September 2005. From 1 October 2005, the PGBL fund is the only private pension plan sponsored by the group and contributions amounted to $1m, R6m (2004: $1m; R6m) during the year.

Ghana and Guinea

AngloGold Ashanti mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea governments' treasury instruments, fixed term deposits and other projects. The cost of these contributions were $3m, R20m (2004: $2m, R12m) for the year ended 31 December 2005.

South Africa

South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $19m, R122m (2004: $29m, R181m) during the year.

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	
		34 Deferred taxation		
		Deferred taxation		
		Deferred taxation relating to temporary differences is made up as follows:		
		Liabilities		
9,088	**9,424**	Tangible assets	**1,485**	1,610
96	**115**	Inventories	**18**	17
445	**189**	Derivatives	**30**	79
160	**312**	Other	**49**	28
9,789	**10,040**		**1,582**	1,734
		Assets		
577	**914**	Provisions	**144**	102
358	**1,099**	Derivatives	**173**	63
1,042	**841**	Tax assets	**132**	184
159	**112**	Other	**18**	29
2,136	**2,966**		**467**	378
7,653	**7,074**	Net deferred taxation liability	**1,115**	1,356
		Included in the balance sheet as follows:		
–	**279**	Deferred tax asset	**44**	–
7,653	**7,353**	Deferred tax liabilities	**1,159**	1,356
7,653	**7,074**	Net deferred taxation liability	**1,115**	1,356

2004	2005	Figures in million	2005	2004
	SA Rands		**US Dollars**	
		34 Deferred taxation (continued)		
		The movement on the deferred tax balance is as follows:		
3,929	**7,653**	Balance at beginning of year	**1,356**	589
–	**(1)**	Fair value adjustments	**–**	–
(572)	**(732)**	Income statement charge (note 13)	**(115)**	(107)
291	**(377)**	Taxation on other comprehensive income (note 29)	**(58)**	43
(5)	**(68)**	Tax on actuarial loss (note 29)	**(11)**	(1)
4,927	**–**	Acquisition of subsidiaries (note 37)	**–**	728
(8)	**–**	Disposal of subsidiaries (note 37)	**–**	(1)
(909)	**599**	Translation	**(57)**	105
7,653	**7,074**	Balance at end of year	**1,115**	1,356
		35 Trade, other payables and deferred income		
		Non-current		
21	**87**	Deferred income	**14**	4
21	**87**	(note 40)	**14**	4
		Current		
1,175	**1,374**	Trade creditors	**216**	209
56	**–**	Interest payable	**–**	10
980	**815**	Accruals	**128**	174
27	**31**	Amounts due to related parties	**5**	4
11	**36**	Deferred income	**6**	2
335	**321**	Unearned premiums on normal sale exempted contracts	**51**	59
45	**134**	Other creditors	**21**	8
2,629	**2,711**	(note 40)	**427**	466
		Current trade and other payables are non-interest bearing and are normally settled within 60 days.		
		36 Cash generated from operations		
745	**(1,117)**	(Loss) profit before taxation	**(160)**	97
		Adjusted for:		
6	**267**	Non-cash movements	**41**	4
1,055	**1,744**	Movement on non-hedge derivatives	**262**	181
2,423	**3,203**	Amortisation of tangible assets (notes 4, 10 and 17)	**503**	380
(144)	**(153)**	Deferred stripping	**(24)**	(21)
(318)	**(155)**	Interest receivable (note 3)	**(25)**	(49)
(80)	**444**	Operating special items	**68**	(12)
563	**690**	Finance costs and unwinding of decommissioning and restoration obligations (note 8)	**108**	87
208	**13**	Amortisation of intangible assets (notes 18 and 19)	**2**	32
(160)	**211**	Fair value adjustment on option component of convertible bond	**32**	(27)
(776)	**(714)**	Movements in working capital	**(108)**	(84)
3,522	**4,433**		**699**	588

2004	2005	Figures in million	Notes	2005	2004
SA Rands				**US Dollars**	
		36 Cash generated from operations (continued)			
		Movements in working capital:			
(1)	**(1,086)**	Increase in inventories		**(123)**	(56)
1	**(46)**	Decrease (increase) in trade and other receivables		**23**	(40)
(776)	**418**	(Decrease) increase in trade and other payables		**(8)**	12
(776)	**(714)**			**(108)**	(84)
		37 Acquisitions and disposals of subsidiaries			
		Acquisitions and disposals can be summarised as follows:			
17,603	**–**	Tangible assets		**–**	2,587
312	**–**	Intangible assets		**–**	49
526	**–**	Inventories		**–**	77
28	**–**	Other investments		**–**	5
302	**–**	Trade and other receivables		**–**	45
356	**–**	Cash and cash equivalents		**–**	51
(18)	**–**	Minority interests (note 30)		**–**	(3)
(1,333)	**–**	Borrowings		**–**	(195)
(415)	**–**	Provisions (notes 32 and 33)		**–**	(61)
(4,919)	**–**	Deferred taxation (note 34)		**–**	(727)
(1,612)	**–**	Trade and other payables		**–**	(233)
(25)	**–**	Taxation		**–**	(4)
10,805	**–**	Carrying value		**–**	1,591
–	**–**	Profit on disposal of subsidiary		**–**	–
10,805	**–**	Net purchase consideration		**–**	1,591
(9,297)	**–**	Non-cash settlement – shares		**–**	(1,366)
15	**–**	Deferred sale consideration		**–**	2
(356)	**–**	Cash and cash equivalents		**–**	(51)
(28)	**–**	Term deposits included in other investments		**–**	(5)
1,139	**–**	Net cash flow on (acquisition) disposal		**–**	171
(1,139)	**–**	Net cash flow on (acquisition) disposal can be summarised as follows:		**–**	(171)
(1,139)	**–**	Purchase of Ashanti Goldfields Company Limited		**–**	(171)
–	**–**	Deferred sale consideration of Freda-Rebecca		**–**	–

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	
		37 Acquisitions and disposals (continued)		
Ashanti Goldfields Company Limited		**Acquisition comprises the following:**		Ashanti Goldfields Company Limited
17,639	–	Tangible assets (note 17)	–	2,592
312	–	Intangible assets (note 18)	–	49
28	–	Other investments	–	5
546	–	Inventories	–	80
312	–	Trade and other receivables	–	46
356	–	Cash and cash equivalents	–	51
(18)	–	Minority interests (note 30)	–	(3)
(1,343)	–	Borrowings	–	(197)
(425)	–	Provisions (notes 32 and 33)	–	(62)
(4,927)	–	Deferred taxation (note 34)	–	(728)
(1,635)	–	Trade and other payables	–	(236)
(25)	–	Taxation	–	(4)
10,820	–	Carrying value	–	1,593
–	–	Goodwill	–	–
10,820	–	Purchase consideration	–	1,593
(9,297)	–	Non cash settlement – shares	–	(1,366)
(356)	–	Cash and cash equivalents	–	(51)
(28)	–	Term deposits included in other investments	–	(5)
1,139	–	Cash flow on acquisition	–	171
Freda-Rebecca		**Disposals comprise the following:**		Freda-Rebecca
36	–	Tangible assets (note 17)	–	5
20	–	Inventories	–	3
10	–	Trade and other receivables	–	1
(10)	–	Borrowings	–	(2)
(10)	–	Provisions (note 32)	–	(1)
(8)	–	Deferred taxation (note 34)	–	(1)
(23)	–	Trade and other payables	–	(3)
15	–	Carrying value	–	2
–	–	Profit on disposal of subsidiary	–	–
15	–	Sale consideration	–	2
(15)	–	Deferred sale consideration	–	(2)
–	–	Cash flow on disposal	–	–

On 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement between Ashanti Goldfields Company Limited and its shareholders pursuant to which AngloGold would acquire the entire issued ordinary share capital of Ashanti. The confirmation of the High Court was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, and the acquisition of Ashanti and the name change to AngloGold Ashanti Limited became effective on 26 April 2004.

On 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2m, R15m. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

38 Related parties

Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:

Figures in million	Purchases by (from) related parties 2005	Amounts owed to (by) related parties	Purchases by (from) related parties 2004	Amounts owed to (by) related parties
US Dollars				
Holding company Anglo American plc	5	1	5	–
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	1	–	1	–
Boart Longyear Limited – mining services [1]	5	–	9	1
Haggie Steel Wire Rope Operations [2]	8	1	9	–
Mondi Limited – timber	16	2	16	2
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	6	1	5	1
The Tongaat-Hulett Group Limited	–	–	–	–
Joint ventures of AngloGold Ashanti Limited				
BGM Management Company Pty Ltd	–	–	–	–
Geita Gold Mining Limited	–	–	–	–
Societé d' Exploitation des Mines d' Or de Sadiola S.A.	–	–	1	–
Societé d' Exploitation des Mines d' Or de Yatela S.A.	–	–	1	–
Societé des Mines de Morila S.A.	(2)	–	(1)	–
SA Rands				
Holding company Anglo American plc	30	7	34	–
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	4	2	6	2
Boart Longyear Limited – mining services [1]	30	–	60	6
Haggie Steel Wire Rope Operations [2]	50	6	59	–
Mondi Limited – timber	105	11	101	10
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	40	4	32	5
The Tongaat-Hulett Group Limited	1	–	–	–
Joint ventures of AngloGold Ashanti Limited				
BGM Management Company Pty Ltd	1	–	–	–
Geita Gold Mining Limited	–	–	(2)	–
Societé d' Exploitation des Mines d' Or de Sadiola S.A.	(3)	1	5	2
Societé d' Exploitation des Mines d' Or de Yatela S.A.	3	–	6	1
Societé des Mines de Morila S.A.	(10)	–	(7)	1

Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days.

[1] Anglo American plc sold their interest in Boart Longyear Limited with effect from 29 July 2005.

[2] Haggie Steel Wire Rope Operation's related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.

Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the remuneration and directors' reports. (Detailed on pages 113 to 126)

Compensation to key management personnel totalled $13m, R79m (2004: $9m, R55m). This total comprised short-term employee benefits of $11m, R69m (2004: $8m, R51m); post-employment benefits of $1m, R7m, (2004: $1m, R4m); and share-based payments of $1m, R3m (2004: nil).

Shareholders
The principal shareholders of the company are detailed on page 118 and 265.

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	

39 Contractual commitments and contingencies

Operating leases

At 31 December 2005, the group was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.

2004	2005	Expiry within	2005	2004
347	**209**	– One year	**33**	62
147	**163**	– Between one and two years	**26**	26
223	**127**	– Between two and five years	**20**	39
4	**2**	– After five years	**–**	1
721	**501**		**79**	128

Finance leases

The group has finance leases for plant and equipment. These leases have terms of renewal but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Present value of payments 2005	Minimum payments		Minimum payments	Present value of payments 2005
SA Rands			US Dollars	
28	**44**	Within one year	**7**	5
77	**96**	Within one year but not more than five years	**15**	12
2	**2**	More than five years	**–**	–
107	**142**	Total minimum lease payments	**22**	17
–	**35**	Less: amounts representing finance charges	**5**	–
107	**107**	Present value of minimum lease payments	**17**	17

Present value of payments 2004	Minimum payments		Minimum payments	Present value of payments 2004
SA Rands			US Dollars	
23	**39**	Within one year	**7**	4
88	**117**	Within one year but not more than five years	**20**	16
7	**10**	More than five years	**2**	1
118	**166**	Total minimum lease payments	**29**	21
–	**48**	Less: amounts representing finance charges	**8**	–
118	**118**	Present value of minimum lease payments	**21**	21

199

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		39 Contractual commitments and contingencies (continued)		
		Capital commitments		
		Acquisition of tangible assets		
835	**1,182**	Contracted for	**186**	148
3,716	**4,597**	Not contracted for	**725**	658
4,551	**5,779**	Authorised by the directors	**911**	806
		Allocated for:		
		Project expenditure		
1,741	**1,204**	– within one year	**190**	308
833	**671**	– thereafter	**106**	148
2,574	**1,875**		**296**	456
		Stay-in-business expenditure		
818	**3,628**	– within one year	**572**	145
1,159	**276**	– thereafter	**43**	205
1,977	**3,904**		**615**	350
1	**50**	Share of underlying capital commitments of joint ventures	**8**	–
		This expenditure will be financed from existing cash resources, cash from operations and future borrowings.		
		Contingent liabilities		
–	**–**	The South African Department of Water Affairs and Forestry issued a new Directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the environmental and water management liabilities associated with the Buffelsfontein shafts. The directive also orders the mining companies to submit an agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The group believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.	**–**	–

2004	2005	Figures in million	2005	2004
SA Rands			**US Dollars**	

39 Contractual commitments and contingencies (continued)

–	–	The group has identified a number of groundwater pollution sites at its current operations in South Africa. The group has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.	–	–
–	–	Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2015. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The group is currently unable to determine the effects, if any, of any potential retrenchment costs.	–	–
8	34	The group has undertaken to re-export certain gold artifacts, temporarily imported into South Africa, for which custom and value added tax was waived. The group will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.	5	1
–	100	The group has provided surety in favour of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an associate of the group. The group has a total maximum liability, in terms of the suretyships of R100m. The suretyship agreements have a termination notice period of 90 days.	16	–
–	–	Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias tax inspection related to payments of sales taxes on gold deliveries for export. Serra Grande is owned by AngloGold Ashanti and Kinross Gold Corporation in a 50:50 arrangement. AngloGold Ashanti manages the operation and its attributable share of the assessment is approximately $29m, R184m. Mineração Serra Grande S.A. believes the assessments are in violation of federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.	–	–

SA Rands 2004	SA Rands 2005	Figures in million	US Dollars 2005	US Dollars 2004
		39 Contractual commitments and contingencies (continued)		
–	16	A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful there is the risk of some employees claiming rights to share options.	3	–
–	17	Bayswater Construction and Mining Limited (BCM) has instituted court proceedings against Ashanti Goldfields Bibiani Limited (AGB). This matter concerns a contractual dispute. This matter is currently stayed on technical grounds as litigation cannot commence until arbitration has been concluded. A loss of $2m, R13m is considered likely and has been raised as a provision. The amount disclosed under contingent liabilities is over and above the provision.	3	–
–	6	BCM claims against AGB, $1m, R6m in relation to a wall slip which BCM considered that they have the exclusive right under their contract to repair, but which was awarded by AGB to a third party.	1	–
1	1	The group has a potential liability at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in case of mine closure prior to 2019. Based on current life-of-mine business plans, the group believes the likelihood of this potential liability being realised to be more than remote but less than likely.	–	–
–	3	Sierra Club and Mineral Policy Center filed two lawsuits against Cripple Creek & Victor Gold Mining Company, AngloGold Ashanti (Colorado) Corp., AngloGold Ashanti North America Inc., and Golden Cycle Gold Corporation alleging various past and ongoing violations of the federal Clean Water Act at the Cresson Project near Victor, Colorado. The defendants dispute that there have been or that there are ongoing violations of the Clean Water Act, and have been vigorously defending themselves. The trial is scheduled February 2006. Without conceding any liability but in an attempt to resolve these matters without the cost and expense of trial the parties have held settlement discussions and the defendants have offered approximately $0.5m, R3m to conduct on-the-ground activities and pay some of plaintiffs costs. At this time, no settlement has been reached.	1	–
3	2	Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective 30 June 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the lease. These agreements have an approximate term remaining of three years.	–	1
11	–	AngloGold Ashanti North America had a potential liability in respect of preference claims from a third party. This was in respect of gold shipments returned by the third party to AngloGold Ashanti North America, which the bankruptcy trustee claimed should not have been returned and final shipments that should not have been paid, as the third party had filed for protection under Chapter 11 of the US Bankruptcy Code. These claims were dismissed during 2005.	–	2

SA Rands 2004	SA Rands 2005	Figures in million	Notes	US Dollars 2005	US Dollars 2004
		39 Contractual commitments and contingencies (continued)			
		Guarantees			
		The following amounts have been guaranteed and have been recognised on balance sheet:			
–	–	AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold Ashanti has given a guarantee of 50% of the Nufcor International Limited loan facility with RMB International (Dublin) Limited amounting to $25m, R159m.		–	–
–	–	AngloGold Ashanti Limited and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future payments is all monies due, owing or incurred by GMC under or pursuant to the hedging agreements. At 31 December 2005 the marked-to-market valuation of the GMC hedge book was negative $172m, R1,090m of which $122m, R771m was raised on the balance sheet and the remainder treated under the NPNS exemption.		–	–
–	–	The group has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004 with a fiscal maturity date of 27 February 2009. The bonds issued amounted to $1billion at 2.375%. The group's obligations regarding the guarantee will be direct, unconditional and unsubordinated. The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold Ashanti South America under their respective gold hedging agreements.		–	–
–	–	The group, together with its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS). At 31 December 2005, the marked-to-market valuation of the ATS hedge book was negative $723m, R4,591m, of which $112m, R711m was raised on the balance sheet while the remainder was treated under the NPNS exemption.		–	–
23	179			29	4

40 Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling risk in the group

The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.

The financial risk management objectives of the group are defined as follows:

- Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Gold price and currency risk and cash flow hedging

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinian peso/US dollar and Australian dollar/US dollar exchange rates may also have on current or future earnings.

A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the group maintains the ability, to benefit from increases in the spot gold price for the majority of future gold production. At year end, hedge cover was at 35% of five years production.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is a negative $338m, R2,142m.

Net delta open hedge position as at 31 December 2005

The group had the following net forward-pricing commitments outstanding against future production.

Summary: All open contracts in the group's commodity hedge position as at 31 December 2005

Year	2006	2007	2008	2009	2010	2011-2015	Total
US Dollar/Gold							
Forward contracts							
Amount (kg)	8,592	25,469	30,076	26,288	16,328	37,239	143,992
$/oz	$279	$357	$365	$380	$382	$411	$375
Put options purchased							
Amount (kg)	8,592	1,455					10,047
$/oz	$345	$292					$337
Put options sold							
Amount (kg)	6,532		855	1,882	1,882	7,527	18,678
$/oz	$389		$390	$400	$410	$435	$411
Call options purchased							
Amount (kg)	12,144	6,357					18,501
$/oz	$346	$344					$345
Call options sold							
Amount (kg)	32,157	32,544	32,500	31,194	28,054	72,911	229,360
$/oz	$386	$387	$393	$418	$429	$497	$432

40 Financial risk management activities (continued)

Summary: All open contracts in the group's commodity hedge position as at 31 December 2005

Year	2006	2007	2008	2009	2010	2011-2015	Total
Rand/Gold							
Forward contracts							
Amount (kg)		2,449		933			3,382
R/kg		R97,520		R116,335			R102,711
Put options purchased							
Amount (kg)	1,875						1,875
R/kg	R93,602						R93,602
Put options sold							
Amount (kg)	2,333						2,333
R/kg	R93,713						R93,713
Call options sold							
Amount (kg)	3,306	311		2,986	2,986	2,986	12,575
R/kg	R102,447	R108,123		R202,054	R216,522	R230,990	R183,851
Australian Dollar/Gold							
Forward contracts							
Amount (kg)	(3,110)[1]	6,843	2,177	3,390	3,110		12,410
A$/oz	A$625	A$640	A$665	A$656	A$684		A$664
Call options purchased							
Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,306
A$/oz	A$673	A$668	A$680	A$694	A$712		A$684
Total net gold							
Delta (kg) [2]	23,848	56,229	59,740	57,703	42,074	97,482	337,076
Delta (oz) [2]	766,730	1,807,802	1,920,683	1,855,192	1,352,709	3,134,115	10,837,231

[1] Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

[2] The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.

	2006	2007	2008	2009	2010	2011-2015	Total
US Dollar/Silver							
Put options purchased							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$7.11	$7.40	$7.66				$7.39
Put options sold							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$6.02	$5.93	$6.19				$6.05
Call options sold							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$8.11	$8.40	$8.64				$8.38

40 Financial risk management activities (continued)

Summary: All open contracts in the group's currency hedge position as at 31 December 2005

Year	2006	2007	2008	2009	2010	2011-2015	Total
Rand/US Dollar (000)							
Put options purchased							
Amount ($)	60,000						60,000
R per $	R6.89						R6.89
Put options sold							
Amount ($)	60,000						60,000
R per $	R6.56						R6.56
Call options sold							
Amount ($)	60,000						60,000
R per $	R7.28						R7.28
Australian Dollar (000)							
Forward contracts							
Amount ($)	59,149						59,149
$ per A$	$0.75						$0.75
Put options purchased							
Amount ($)	80,000						80,000
$ per A$	$0.73						$0.73
Put options sold							
Amount ($)	80,000						80,000
$ per A$	$0.76						$0.76
Call options sold							
Amount ($)	130,000						130,000
$ per A$	$0.72						$0.72
Brazilian Real/US Dollar (000)							
Forward contracts							
Amount ($)	24,000	4,000					28,000
BRL per $	BRL3.18	BRL3.31					BRL3.20
Call options sold							
Amount ($)	20,000						20,000
BRL per $	BRL3.29						BRL3.29

The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.

Forward sales contracts require the future delivery of gold at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

The marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative $1.94bn (negative R12.32bn) as at 31 December 2005 (as at 31 December 2004: negative $1.16bn, negative R6.58bn). These values were based on a gold price of $517.00/oz, exchange rates of $1 = R6.305 and A$1 = $0.7342 and the prevailing market interest rates and volatilities at 31 December 2005.

40 Financial risk management activities (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates.

The syndicated $600m facility was repaid on 4 February 2005, and a new three year $700m syndicated facility was signed in January 2005, with an interest rate of LIBOR plus 0.4% per annum.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements.

Cash and short-term loans advanced

Maturity date	Currency	Fixed rate investment amount million	Effective rate %	Floating rate investment amount million	Effective rate %
All less than one year	USD	9	3.8	64	3.6
	ZAR	52	6.0	12	5.9
	AUD	22	5.4	30	6.0
	EUR	1	3.8	5	2.5
	HKD			1	1.8
	BRL			10	19.0
	ARS			2	5.1
	NAD			45	7.5

Borrowing maturity profile (note 31)

	Within one year		Between one and two years		Between two and five years	
Currency	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %
$	47	5.0	10	5.3	1,383	3.3
ZAR	894[1]	7.4			1,989	10.5

Interest-rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total borrowings amount million
Currency	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	
$	501	5.3	22	5.3	917	2.4	1,440
ZAR	894[1]	7.4			1,989	10.5	2,883

[1] Includes R73m interest accrual on the corporate bond as at 31 December 2005.

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

40 Financial risk management activities (continued)

Interest rate swaps

The group previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by IAS39 and had been designated as a fair value hedge. The swap hedged the group's exposure to fair value changes on the $1 billion convertible bonds attributable to changes in interest rates and had the effect of swapping the 2.375% fixed coupon into a LIBOR-based floating rate. As the swap was considered an integral part of the bond, the interest expense on the convertible bonds, for the portion of the year that the swap was in place, is disclosed after adjusting such expense for the interest income and expense under the swap.

The swap was unwound during September 2005. Since then the carrying value of the bond was no longer adjusted for changes in fair value attributable to the hedged interest rate risk. At that point the amortisation profile was recalculated to a new effective interest rate that will result in the bond being amortised up to redemption value by maturity.

The group had vanilla interest rate swap agreements to convert R750m of its R2,000m fixed-rate corporate bond to variable-rate debt. These interest rate swaps ran over the term of the bond and received interest at a fixed rate of 10.5% and paid floating JIBAR (reset quarterly) plus a spread of 0.915%.

These swaps were unwound during April 2005. All changes in the fair value of the swaps up to that point are recorded in the income statement as the swaps were not designated as a hedge.

Credit risk

Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place. The combined maximum credit risk exposure at the balance sheet date is $713m, R4,523m on a contract by contract basis. Credit risk exposure netted by counter parties amounts to $18m, R115m. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal debtors continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2005 are as follows:

40 Financial risk management activities (continued)

Type of instrument

Figures in million	2005 Carrying amount	2005 Fair value	2004 Carrying Amount	2004 Fair Value
US Dollars				
Financial assets				
Other investments (note 20)	102	102	107	107
Other non-current assets (note 23)	13	13	17	17
Trade and other receivables (note 24)	109	109	143	143
Cash restricted for use (note 25)	8	8	26	26
Cash and cash equivalents (note 26)	209	209	289	289
Financial liabilities				
Borrowings (note 31)	1,894	1,915	1,605	1,623
Trade, other payables and deferred income (note 35)	370	370	405	405
Derivatives comprise the following:	(749)	(2,029)	(393)	(1,217)
Forward sale commodity contracts	(81)	(909)	(172)	(666)
Option contracts	(612)	(1,058)	(177)	(507)
Foreign exchange contracts	6	6	16	16
Foreign exchange option contracts	(5)	(5)	(2)	(2)
Interest rate swaps	31	25	(2)	(2)
Option component of convertible bond	(88)	(88)	(56)	(56)
SA Rands				
Financial assets				
Other investments (note 20)	645	645	608	608
Other non-current assets (note 23)	77	75	92	91
Trade and other receivables (note 24)	688	688	805	805
Cash restricted for use (note 25)	52	52	148	148
Cash and cash equivalents (note 26)	1,328	1,328	1,630	1,630
Financial liabilities				
Borrowings (note 31)	12,015	12,147	9,062	9,523
Trade, other payables and deferred income (note 35)	2,354	2,354	2,283	2,283
Derivatives comprise the following:	(4,751)	(12,873)	(2,218)	(6,900)
Forward sale commodity contracts	(517)	(5,768)	(972)	(3,787)
Option contracts	(3,883)	(6,713)	(998)	(2,865)
Foreign exchange contracts	41	41	90	90
Foreign exchange option contracts	(33)	(33)	(10)	(10)
Interest rate swaps	197	156	(11)	(11)
Option component of convertible bond	(556)	(556)	(317)	(317)

The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.

The amounts in the tables above do not necessarily agree with the totals in the notes referenced as only financial assets and liabilities are shown.

Figures in million	2005 Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
US Dollars				
Derivatives comprise the following:	(1,280)	(338)	(411)	(2,029)
Forward sale commodity contracts	(828)	(342)	261	(909)
Options contracts	(446)	(4)	(608)	(1,058)
Foreign exchange contracts	–	8	(2)	6
Foreign exchange option contracts	–	–	(5)	(5)
Interest rate swaps	(6)	–	31	25
Option component of convertible bond	–	–	(88)	(88)

40 Financial risk management activities (continued)

Type of instrument (continued)

| | 2004 | | | |
Figures in million	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
US Dollars				
Derivatives comprise the following:	(824)	(238)	(155)	(1,217)
Forward sale commodity contracts	(494)	(252)	80	(666)
Options contracts	(330)	(1)	(176)	(507)
Foreign exchange contracts	–	15	1	16
Foreign exchange option contracts	–	–	(2)	(2)
Interest rate swaps	–	–	(2)	(2)
Option component of convertible bond	–	–	(56)	(56)

| | 2005 | | | |
Figures in million	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
SA Rands				
Derivatives comprise the following:	(8,122)	(2,142)	(2,609)	(12,873)
Forward sale commodity contracts	(5,251)	(2,170)	1,653	(5,768)
Options contracts	(2,830)	(22)	(3,861)	(6,713)
Foreign exchange contracts	–	50	(9)	41
Foreign exchange option contracts	–	–	(33)	(33)
Interest rate swaps	(41)	–	197	156
Option component of convertible bond	–	–	(556)	(556)

| | 2004 | | | |
Figures in million	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
SA Rands				
Derivatives comprise the following:	(4,682)	(1,342)	(876)	(6,900)
Forward sale commodity contracts	(2,815)	(1,420)	448	(3,787)
Options contracts	(1,867)	(7)	(991)	(2,865)
Foreign exchange contracts	–	85	5	90
Foreign exchange option contracts	–	–	(10)	(10)
Interest rate swaps	–	–	(11)	(11)
Option component of convertible bond	–	–	(317)	(317)

40 Financial risk management activities (continued)

Derivative maturity profile

Figures in million	Total	2005 Assets	Liabilities
US Dollars			
Total	(749)	713	(1,462)
Less: Amounts to mature within 12 months of balance sheet date	399	(675)	1,074
Amounts to mature between one and two years	117	(30)	147
Amounts to mature between two and five years	233	(8)	241
Amounts to mature thereafter	–	–	–
SA Rands			
Total	(4,751)	4,523	(9,274)
Less: Amounts to mature within 12 months of balance sheet date	2,534	(4,280)	6,814
Amounts to mature between one and two years	745	(188)	933
Amounts to mature between two and five years	1,472	(55)	1,527
Amounts to mature thereafter	–	–	–

Figures in million	Total	2004 Assets	Liabilities
US Dollars			
Total	(393)	677	(1,070)
Less: Amounts to mature within 12 months of balance sheet date	43	(490)	533
Amounts to mature between one and two years	246	(128)	374
Amounts to mature between two and five years	97	(59)	156
Amounts to mature thereafter	(7)	–	(7)
SA Rands			
Total	(2,218)	3,822	(6,040)
Less: Amounts to mature within 12 months of balance sheet date	240	(2,767)	3,007
Amounts to mature between one and two years	1,389	(725)	2,114
Amounts to mature between two and five years	552	(330)	882
Amounts to mature thereafter	(37)	–	(37)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets
Listed investments are carried at fair value while unlisted investments are carried at amortised cost. The fair value of unlisted investments and other non-current assets has been calculated using market interest rates.

Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their closing market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2005.

The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility input supplied by leading market participants (international banks). The group believes that no other possible alternative would result in significantly different fair value estimations.

41 Changes to comparative information

| US Dollar million | Balance per annual financial statements 2004 | Change in accounting policies | | | Reclassifications | | Rounding | Revised 2004 comparative |
		Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifications	Ergo treated as a discontinued operation [2]		
Income statement								
Revenue [3]	2,521	–	–	–	5	(92)	–	2,434
Gold income	2,396	–	–	–	–	(87)	–	2,309
Cost of sales	(2,022)	–	–	–	–	98	–	(1,924)
Non-hedge derivative loss [4]	–	–	–	–	(142)	–	–	(142)
Gross profit [4]	374	–	–	–	(142)	11	–	243
Corporate administration and other expenses	(51)	–	–	–	–	–	–	(51)
Market development costs	(15)	–	–	–	–	–	–	(15)
Exploration costs	(44)	–	–	–	–	–	–	(44)
Amortisation of intangible assets	(31)	–	–	–	–	–	–	(31)
Impairment of tangible assets [5]	(1)	–	–	–	1	–	–	–
Non-hedge derivative loss [4]	(142)	–	–	–	142	–	–	–
Other net operating expenses [6]	(12)	–	–	–	1	–	(1)	(12)
Other operating income [6]	1	–	–	–	(1)	–	–	–
Operating special items [5][8]	–	–	–	–	12	–	–	12
Operating profit	79	–	–	–	13	11	(1)	102
Interest received [3]	44	–	–	–	5	–	–	49
Other net income [3][7]	9	–	–	–	(9)	–	–	–
Exchange gain [7]	–	–	–	–	4	–	–	4
Profit on disposal of assets and subsidiaries [8]	13	–	–	–	(13)	–	–	–
Fair value adjustment on option component of convertible bond	–	27	–	–	–	–	–	27
Finance costs and unwinding of decommissioning obligations	(87)	–	–	–	–	–	–	(87)
Fair value gains on interest rate swaps	2	–	–	–	–	–	–	2
Share of associates profit [9]	–	–	–	–	–	–	–	–
Profit before taxation	60	27	–	–	–	11	(1)	97
Taxation	40	–	–	–	–	–	1	41
Profit after taxation from continuing operations	100	27	–	–	–	11	–	138
Discontinued operations								
Loss for the year for discontinued operations	–	–	–	–	–	(11)	–	(11)
Profit for the year	100	27	–	–	–	–	–	127
Allocated as follows								
Equity shareholders of the parent	81	27	–	–	–	–	–	108
Minority interests	19	–	–	–	–	–	–	19
	100	27	–	–	–	–	–	127

[1]   The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.

[2]   Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.

[3]   Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified to be included in interest received. Interest received is included in revenue.

[4]   Non-hedge derivative loss reclassified to be included in gross profit.

[5]   Impairment of tangible assets reclassified to operating special items.

[6]   Other operating income reclassified to other net operating expenses.

[7]   Exchange gain reclassified to be reported separately on the face of the income statement.

[8]   Profit on disposal of assets and subsidiaries reclassified to operating special items.

[9]   Share of associates profit reclassified from other net income to comply with IAS 28.

41 Changes to comparative information (continued)

SA Rands million	Balance per annual financial statements 2004	Change in accounting policies			Reclassifications		Rounding	Revised 2004 comparative
		Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifications	Ergo treated as a discontinued operation [2]		
Income statement								
Revenue [3]	16,150	–	–	–	33	(591)	–	15,592
Gold income	15,348	–	–	–	–	(560)	–	14,788
Cost of sales	(12,933)	–	–	–	–	628	–	(12,305)
Non-hedge derivative loss [4]	–	–	–	–	(786)	–	–	(786)
Gross profit [4]	2,415	–	–	–	(786)	68	–	1 697
Corporate administration and other expenses	(331)	–	–	–	–	–	–	(331)
Market development costs	(100)	–	–	–	–	–	–	(100)
Exploration costs	(283)	–	–	–	–	–	–	(283)
Amortisation of intangible assets	(200)	–	–	–	–	–	–	(200)
Impairment of tangible assets [5]	(8)	–	–	–	8	–	–	–
Non-hedge derivative loss [4]	(786)	–	–	–	786	–	–	–
Other net operating expenses [6]	(78)	–	–	–	9	–	–	(69)
Other operating income [6]	9	–	–	–	(9)	–	–	–
Operating special items [5] [8]	–	–	–	–	80	–	–	80
Operating profit	638	–	–	–	88	68	–	794
Interest received [3]	285	–	–	–	33	–	–	318
Other net income [3] [7]	59	–	–	–	(59)	–	–	–
Exchange gain [7]	–	–	–	–	25	–	–	25
Profit on disposal of assets and subsidiaries [8]	88	–	–	–	(88)	–	–	–
Fair value adjustment on option component of convertible bond	–	160	–	–	–	–	–	160
Finance costs and unwinding of decommissioning obligations	(563)	–	–	–	–	–	–	(563)
Fair value gains on interest rate swaps	10	–	–	–	–	–	–	10
Share of associates profit [9]	–	–	–	–	1	–	–	1
Profit before taxation	517	160	–	–	–	68	–	745
Taxation	174	–	–	–	–	5	–	179
Profit after taxation from continuing operations	691	160	–	–	–	73	–	924
Discontinued operations								
Loss for the year from discontinued operations	–	–	–	–	–	(73)	–	(73)
Profit for the year	691	160	–	–	–	–	–	851
Allocated as follows								
Equity shareholders of parent	567	160	–	–	–	–	1	728
Minority interests	124	–	–	–	–	–	(1)	123
	691	160	–	–	–	–	–	851

41 Changes to comparative information (continued)

US Dollar million	Balance per annual financial statements 2004	Change in accounting policies: Fair value adjustment on option component of bond [1]	Change in accounting policies: Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting policies: Change in accounting treatment for actuarial gains and losses [2]	Reclassifications: Other reclassifications	Reclassifications: Ergo treated as a discontinued operation	Restatement: Tax rate concession [3]	Rounding	Revised 2004 comparative
Balance sheet									
Assets									
Non-current assets									
Tangible assets [4]	5,880	–	–	–	8	–	–	–	5,888
Intangible assets	416	–	–	–	–	–	20	(1)	435
Investments in associates	8	–	–	–	–	–	–	–	8
Other investments [4] [5]	40	–	–	–	67	–	–	–	107
Inventories [6]	22	–	–	–	13	–	–	–	35
Derivatives	187	–	–	–	–	–	–	–	187
Trade and other receivables [7]	–	–	–	–	10	–	–	–	10
Other non-current assets [5] [8]	106	–	–	(20)	(68)	–	–	–	18
	6,659	–	–	(20)	30	–	20	(1)	6,688
Current assets									
Inventories [6]	419	–	–	–	(13)	–	–	–	406
Trade and other receivables [7]	309	–	–	–	(8)	–	–	1	302
Derivatives	490	–	–	–	–	–	–	–	490
Current portion of other non-current assets	1	–	–	–	–	–	–	–	1
Cash restricted for use [5] [9]	–	–	–	–	26	–	–	–	26
Cash and other cash equivalents [9]	312	–	–	–	(23)	–	–	–	289
	1,531	–	–	–	(18)	–	–	1	1,514
Total assets	8,190	–	–	(20)	12	–	20	–	8,202
EQUITY AND LIABILITIES									
Share capital and premium	3,364	–	–	–	–	–	–	–	3,364
Retained earnings and other reserves	(135)	25	(82)	(22)	–	–	–	1	(213)
Shareholders' equity	3,229	25	(82)	(22)	–	–	–	1	3,151
Minority interests	58	–	–	–	–	–	–	–	58
Total equity	3,287	25	(82)	(22)	–	–	–	1	3,209
Non-current liabilities									
Borrowings	1,286	–	–	–	–	–	–	–	1,286
Environmental rehabilitation and other provisions [10]	231	–	–	–	(1)	–	–	–	230
Provision for pension and post-retirement benefits [8] [10]	171	–	–	13	13	–	–	–	197
Trade, other payables and deferred income [11]	–	–	–	–	4	–	–	–	4
Derivatives	481	(25)	82	–	–	–	–	(1)	537
Deferred taxation	1,347	–	–	(11)	–	–	20	–	1,356
	3,516	(25)	–	2	16	–	20	(1)	3,610
Current liabilities									
Trade, other payables and deferred income [11]	470	–	–	–	(4)	–	–	–	466
Current portion of borrowings	319	–	–	–	–	–	–	–	319
Derivatives	533	–	–	–	–	–	–	–	533
Taxation	65	–	–	–	–	–	–	–	65
	1,387	–	–	–	(4)	–	–	–	1,383
Total liabilities	4,903	(25)	82	2	12	–	20	(1)	4,993
Total equity and liabilities	8,190	–	–	(20)	12	–	20	–	8,202

(1) The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
(2) The AngloGold Ashanti group has adopted IAS 19 (revised) whereby actuarial gains and losses are recognised through equity reserves.
(3) Restatement of deferred tax asset being tax rate concession in Ghana, to intangible assets in terms of IAS 38.
(4) Investment properties included in other investments, reclassified to tangible assets.
(5) Fixed-term deposits held by the AngloGold Environmental Rehabilitation Trust Fund and Environmental Protection Bond reclassified to other investments and restricted cash from other non-current assets.
(6) Reclassification of inventories from current to non-current assets.
(7) Reclassification of trade and other receivables from current to non-current assets.
(8) Reclassification of AngloGold Ashanti Pension Fund credit balance from other non-current assets to provisions for pension and post-retirement benefits.
(9) Reclassification from cash and cash equivalents to cash restricted for use.
(10) Reclassification of North America Pension Plan from other provisions to retirement provisions.
(11) Reclassification of deferred income from current to non-current trade and other payables.

41 Changes to comparative information (continued)

		Change in accounting policies			Reclassifications		Restatement		
SA Rand million	Balance per annual financial statements 2004	Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses [2]	Other reclassifications	Ergo treated as a discontinued operation	Tax rate concession [3]	Rounding	Revised 2004 comparative
Balance sheet									
ASSETS									
Non-current assets									
Tangible assets [4]	33,195	–	–	–	44	–	–	–	33,239
Intangible assets	2,347	–	–	–	–	–	111	–	2,458
Investments in associates	43	–	–	–	–	–	–	–	43
Other investments [4] [5]	223	–	–	–	385	–	–	–	608
Inventories [6]	124	–	–	–	78	–	–	–	202
Derivatives	1,055	–	–	–	–	–	–	–	1,055
Trade and other receivables [7]	–	–	–	–	55	–	–	–	55
Other non-current assets [5] [8]	601	–	–	(113)	(387)	–	–	–	101
	37,588	–	–	(113)	175	–	111	–	37,761
Current assets									
Inventories [6]	2,363	–	–	–	(78)	–	–	–	2,285
Trade and other receivables [7]	1,747	–	–	–	(48)	–	–	1	1,700
Derivatives	2,767	–	–	–	–	–	–	–	2,767
Current portion of other non-current assets	5	–	–	–	–	–	–	–	5
Cash restricted for use [5] [9]	–	–	–	–	148	–	–	–	148
Cash and cash equivalents [9]	1,758	–	–	–	(128)	–	–	–	1,630
	8,640	–	–	–	(106)	–	–	1	8,535
Total assets	46,228	–	–	(113)	69	–	111	1	46,296
EQUITY AND LIABILITIES									
Share capital and premium	18,987	–	–	–	–	–	–	–	18,987
Retained earnings and other reserves	(759)	147	(463)	(122)	–	–	–	–	(1,197)
Shareholders' equity	18,228	147	(463)	(122)	–	–	–	–	17,790
Minority interests	327	–	–	–	–	–	–	–	327
Total equity	18,555	147	(463)	(122)	–	–	–	–	18,117
Non-current liabilities									
Borrowings	7,262	–	–	–	–	–	–	–	7,262
Environmental rehabilitation and other provisions [10]	1,297	–	–	3	(6)	–	–	–	1,294
Provision for pension and post-retirement benefits [8] [10]	968	–	–	69	75	–	–	–	1,112
Trade, other payables and deferred income [11]	–	–	–	–	21	–	–	–	21
Derivatives	2,716	(147)	463	–	–	–	–	1	3,033
Deferred taxation	7,605	–	–	(63)	–	–	111	–	7,653
	19,848	(147)	463	9	90	–	111	1	20,375
Current liabilities									
Trade, other payables and deferred income [11]	2,650	–	–	–	(21)	–	–	–	2,629
Current portion of borrowings	1,800	–	–	–	–	–	–	–	1,800
Derivatives	3,007	–	–	–	–	–	–	–	3,007
Taxation	368	–	–	–	–	–	–	–	368
	7,825	–	–	–	(21)	–	–	–	7,804
Total liabilities	27,673	(147)	463	9	69	–	111	1	28,179
Total equity and liabilities	46,228	–	–	(113)	69	–	111	1	46,296

41 Changes to comparative information (continued)

| US Dollar million | Balance per annual financial statements 2004 | Change in accounting policies | | | Reclassifications | | Rounding | Revised 2004 com-parative |
		Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to deriva-tives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifi-cations	Ergo treated as a dis-continued opera-tion [2]		
Cash flow								
Cash flows from operating activities								
Receipts from customers [3]	2,480	–	–	–	(56)	(92)	–	2,332
Payments to suppliers and employees	(1,895)	–	–	–	57	94	–	(1,744)
Cash generated from operations	585	–	–	–	1	2	–	588
Cash utilised from discontinued operations	–	–	–	–	–	(2)	–	(2)
Interest received [5]	37	–	–	–	(37)	–	–	–
Environmental, rehabilitation and other expenditure [6]	(24)	–	–	–	6	–	–	(18)
Finance costs [5]	(72)	–	–	–	72	–	–	–
Taxation paid	(34)	–	–	–	–	–	–	(34)
Net cash inflow from operating activities	492	–	–	–	42	–	–	534
Cash flows from investing activities								
Capital expenditure								
– project expenditure	(256)	–	–	–	–	–	–	(256)
– stay-in-business expenditure	(329)	–	–	–	–	–	–	(329)
Proceeds from disposal of tangible assets	10	–	–	–	–	–	–	10
Other investments acquired [6]	(20)	–	–	–	(10)	–	–	(30)
(Acquisition) disposal of subsidiaries net of cash [7]	(171)	–	–	–	171	–	–	–
(Acquisition) disposal of subsidiaries [7]	–	–	–	–	(227)	–	–	(227)
Cash in subsidiary acquired [7]	–	–	–	–	56	–	–	56
Cash restricted for use [4] [6]	–	–	–	–	(6)	–	–	(6)
Interest received [5]	–	–	–	–	37	–	–	37
Loans advanced	(2)	–	–	–	–	–	–	(2)
Repayment of loans advanced	85	–	–	–	–	–	–	85
Utilised in hedge restructure	(123)	–	–	–	–	–	–	(123)
Net cash outflow from investing activities	(806)	–	–	–	21	–	–	(785)
Cash flows from financing activities								
Proceeds from issue of share capital	3	–	–	–	–	–	–	3
Share issue expenses	–	–	–	–	–	–	–	–
Proceeds from borrowings	1,077	–	–	–	–	–	–	1,077
Repayment of borrowings	(818)	–	–	–	–	–	–	(818)
Finance costs [5]	–	–	–	–	(72)	–	–	(72)
Dividends paid	(198)	–	–	–	–	–	–	(198)
Proceeds from hedge restructure	40	–	–	–	–	–	–	40
Net cash inflow (outflow) from financing activities	104	–	–	–	(72)	–	–	32
Net decrease in cash and cash equivalents	(210)	–	–	–	(9)	–	–	(219)
Translation [8]	17	–	–	–	(4)	–	–	13
Cash and cash equivalents at beginning of year	505	–	–	–	(10)	–	–	495
Net cash and cash equivalents at end of year	312	–	–	–	(23)	–	–	289

41 Changes to comparative information (continued)

US Dollar million	Balance per annual financial statements 2004	Change in accounting policies			Reclassifications		Rounding	Revised 2004 comparative
		Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifications	Ergo treated as a discontinued operation [2]		
Cash flow (continued)								
Cash generated from operations								
Profit before taxation	60	27	–	–	–	11	(1)	97
Adjusted for:								
Non-cash movements [9]	3	–	–	–	5	(5)	1	4
Movement on non-hedge derivatives	185	–	–	–	–	(4)	–	181
Amortisation of tangible assets	380	–	–	–	–	–	–	380
Deferred stripping	(21)	–	–	–	–	–	–	(21)
Interest received [9]	(44)	–	–	–	(5)	–	–	(49)
Operating special items [10] [11]	–	–	–	–	(12)	–	–	(12)
Finance costs and unwinding of decommissioning obligations	87	–	–	–	–	–	–	87
Amortisation of intangible assets	32	–	–	–	–	–	–	32
Impairment of tangible assets [10]	1	–	–	–	(1)	–	–	–
Profit on disposal of assets and subsidiaries [11]	(13)	–	–	–	13	–	–	–
Fair value adjustment on option component of convertible bond	–	(27)	–	–	–	–	–	(27)
Movements in working capital	(85)	–	–	–	1	–	–	(84)
	585	–	–	–	1	2	–	588
Movements in working capital:								
Increase in inventories	(56)	–	–	–	–	–	–	(56)
(Increase) decrease in trade and other receivables [4]	(41)	–	–	–	1	–	–	(40)
Increase in trade and other payables	12	–	–	–	–	–	–	12
	(85)	–	–	–	1	–	–	(84)

[1] The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.

[2] Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.

[3] Effect of reallocations within trade and other receivables on receipts from customers.

[4] Reallocation of Disaster Compensation Fund to restricted cash.

[5] Interest received and finance costs have been reclassified from operating activities to investing and financing activities respectively.

[6] Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired $6m, $4m reallocated to cash restricted for use.

[7] Cash in subsidiaries acquired reclassified to be shown separately on the cash flow.

[8] Translation on amounts reallocated to cash restricted for use.

[9] Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified as interest received.

[10] Impairment of tangible assets reclassified to operating special items.

[11] Profit on disposal of assets and subsidiaries reclassified to operating special items.

41 Changes to comparative information (continued)

		Change in accounting policies			Reclassifications			
SA Rand million	Balance per annual financial statements 2004	Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifications	Ergo treated as a discontinued operation [2]	Rounding	Revised 2004 comparative
Cash flow								
Cash flows from operating activities								
Receipts from customers [3]	15,928	–	–	–	(314)	(591)	–	15,023
Payments to suppliers and employees	(12,423)	–	–	–	319	603	–	(11,501)
Cash generated from operations	3,505	–	–	–	5	12	–	3,522
Cash utilised from discontinued operations	–	–	–	–	–	(12)	–	(12)
Interest received [5]	236	–	–	–	(236)	–	–	–
Environmental, rehabilitation and other expenditure [6]	(148)	–	–	–	35	–	–	(113)
Finance costs [5]	(465)	–	–	–	465	–	–	–
Taxation paid	(218)	–	–	–	–	–	–	(218)
Net cash inflow from operating activities	2,910	–	–	–	269	–	–	3,179
Cash flows from investing activities								
Capital expenditure								
– project expenditure	(1,645)	–	–	–	–	–	–	(1,645)
– stay-in-business expenditure	(2,119)	–	–	–	–	–	–	(2,119)
Proceeds from disposal of tangible assets	69	–	–	–	–	–	–	69
Other investments acquired [6]	(127)	–	–	–	(69)	–	–	(196)
(Acquisition) disposal of subsidiaries net of cash [7]	(1,139)	–	–	–	1,139	–	–	–
(Acquisition) disposal of subsidiaries [7]	–	–	–	–	(1,523)	–	–	(1,523)
Cash in subsidiary acquired [7]	–	–	–	–	384	–	–	384
Cash restricted for use [4] [6]	–	–	–	–	(45)	–	–	(45)
Interest received [5]	–	–	–	–	236	–	–	236
Loans advanced	(13)	–	–	–	–	–	–	(13)
Repayment of loans advanced	539	–	–	–	–	–	–	539
Utilised in hedge restructure	(703)						–	(703)
Net cash outflow from investing activities	(5,138)	–	–	–	(122)	–	–	(5,016)
Cash flows from financing activities								
Proceeds from issue of share capital	22	–	–	–	–	–	–	22
Share issue expenses	(1)	–	–	–	–	–	–	(1)
Proceeds from borrowings	7,236	–	–	–	–	–	–	7,236
Repayment of borrowings	(5,348)	–	–	–	–	–	–	(5,348)
Finance costs [5]	–	–	–	–	(465)	–	–	(465)
Dividends paid	(1,322)	–	–	–	–	–	–	(1,322)
Proceeds from hedge restructure	228	–	–	–	–	–	–	228
Net cash inflow (outflow) from financing activities	815	–	–	–	(465)	–	–	350
Net decrease in cash and cash equivalents	(1,413)	–	–	–	(74)	–	–	(1,487)
Translation [8]	(196)	–	–	–	10	–	–	(186)
Cash and cash equivalents at beginning of year	3,367	–	–	–	(64)	–	–	3,303
Net cash and cash equivalents at end of year	1,758	–	–	–	(128)	–	–	1,630

41 Changes to comparative information (continued)

SA Rand million	Balance per annual financial statements 2004	Change in accounting policies			Reclassifications		Rounding	Revised 2004 comparative
		Fair value adjustment on option component of bond [1]	Equity portion of the convertible bond reallocated to derivatives [1]	Change in accounting treatment for actuarial gains and losses	Other reclassifications	Ergo treated as a discontinued operation [2]		
Cash generated from operations								
Profit before taxation	517	160	–	–	–	68	–	745
Adjusted for:								
Non-cash movements [9]	3	–	–	–	33	(30)	–	6
Movement on non-hedge derivatives	1,081	–	–	–	–	(26)	–	1,055
Amortisation of tangible assets	2,423	–	–	–	–	–	–	2,423
Deferred stripping	(144)	–	–	–	–	–	–	(144)
Interest receivable [9]	(285)	–	–	–	(33)	–	–	(318)
Operating special items [10] [11]	–	–	–	–	(80)	–	–	(80)
Finance costs and unwinding of decommissioning obligation	563	–	–	–	–	–	–	563
Amortisation of intangible assets	208	–	–	–	–	–	–	208
Impairment of tangible assets [10]	8	–	–	–	(8)	–	–	–
Profit on disposal of assets and subsidiaries [11]	(88)	–	–	–	88	–	–	–
Fair value adjustment on option component of convertible bond	–	(160)	–	–	–	–	–	(160)
Movements in working capital	(781)	–	–	–	5	–	–	(776)
	3,505	–	–	–	5	12	–	3,522
Movements in working capital:								
Increase in inventories	(1)	–	–	–	–	–	–	(1)
(Increase) decrease in trade and other receivables [4]	(4)	–	–	–	5	–	–	1
Decrease in trade and other payables	(776)	–	–	–	–	–	–	(776)
	(781)	–	–	–	5	–	–	(776)

[1] The convertible bonds were previously accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value. Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
[2] Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.
[3] Effect of reallocations within trade and other receivables on receipts from customers.
[4] Reallocation of Disaster Compensation Fund to restricted cash.
[5] Interest received and finance costs have been reclassified from operating activities to investing and financing activities respectively.
[6] Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired R35m; R34m reallocated to cash restricted for use.
[7] Cash in subsidiaries acquired reclassified to be shown separately on the cash flow.
[8] Translation on amounts reallocated to cash restricted for use.
[9] Growth in AngloGold Environmental Rehabilitation Trust Fund reclassified as interest received.
[10] Impairment of tangible assets reclassified to operating special items.
[11] Profit on disposal of assets and subsidiaries reclassified to operating special items.

42 Exchange rates

	2005	2004
Rand/US dollar average for the year	**6.37**	6.44
Rand/US dollar closing	**6.35**	5.65
Rand/Australian dollar average for the year	**4.85**	4.82
Rand/Australian dollar closing	**4.65**	4.42
Australian dollar/US dollar average for the year	**1.31**	1.36
Australian dollar/US dollar closing	**1.36**	1.28

Income statement

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement, and are accordingly presented in SA rands only.

The functional currency of the company is SA rands.

Figures in million	Notes	2005	2004
		SA Rands	
Revenue	1	**8,261**	7,594
Gold income	1	**7,359**	7,189
Cost of sales	2	**(6,285)**	(6,146)
Non-hedge derivative loss		**(314)**	(523)
Gross profit		**760**	520
Corporate administration and other expenses		**(401)**	(298)
Market development costs		**(58)**	(79)
Exploration costs		**(148)**	(144)
Impairment of investment in associate	10	**(2)**	(4)
Impairment of tangible assets	9	**(45)**	–
Other net operating expenses	3	**(46)**	(27)
Operating special items	4	**1**	–
Operating profit (loss)		**61**	(32)
Interest received	1	**28**	183
Net inter-company dividends and interest		**4**	–
Dividends received from subsidiaries		**650**	–
Exchange (loss) gain		**(78)**	78
Finance costs and unwinding of decommissioning and restoration obligations	5	**(218)**	(276)
Fair value (loss) gain on interest rate swaps		**(5)**	12
Profit (loss) before taxation	6	**442**	(35)
Taxation	8	**(109)**	646
Profit after taxation from continuing operations		**333**	611
Discontinued operations			
Loss for the year from discontinued operations	Group 14	**(219)**	(73)
Profit for the year		**114**	538

Balance sheet

Figures in million	Notes	2005	2004
		SA Rands	
ASSETS			
Non-current assets			
Tangible assets	9	**11,923**	10,644
Investment in associate	10	**35**	37
Investments in subsidiaries	Page 246	**14,816**	14,813
Other investments	11	**16**	17
Investment in Environmental Rehabilitation Trust Fund	13	**284**	265
Intra-group balances		**165**	144
Derivatives	26	**236**	966
Other non-current assets	14	**60**	9
		27,535	26,895
Current assets			
Inventories	12	**346**	420
Trade and other receivables	15	**385**	370
Derivatives	26	**2,091**	2,260
Current portion of other non-current assets	14	**–**	1
Cash restricted for use		**6**	6
Cash and cash equivalents	16	**12**	92
		2,840	3,149
Non-current assets held for sale	Group 27	**100**	–
		2,940	3,149
Total assets		**30,475**	30,044
EQUITY AND LIABILITIES			
Share capital and premium	Group 28	**19,360**	19,300
Retained earnings and other reserves	17	**(3,333)**	(1,881)
Total equity		**16,027**	17,419
Non-current liabilities			
Borrowings	18	**1,989**	1,984
Environmental rehabilitation provisions	19	**922**	517
Provision for pension and post-retirement benefits	20	**1,172**	993
Intra-group balances		**1,572**	1,339
Derivatives	26	**777**	928
Deferred taxation	21	**2,214**	2,758
		8,646	8,519
Current liabilities			
Trade, other payables and deferred income	22	**1,020**	1,184
Current portion of borrowings	18	**878**	73
Derivatives	26	**3,351**	2,568
Taxation		**553**	281
		5,802	4,106
Total liabilities		**14,448**	12,625
Total equity and liabilities		**30,475**	30,044

Cash flow statement

Figures in million	Notes	2005	2004
		SA Rands	
Cash flows from operating activities			
Receipts from customers		**7,549**	7,334
Payments to suppliers and employees		**(5,667)**	(5,767)
Cash generated from operations	23	**1,882**	1,567
Dividends received from subsidiaries		**650**	–
Cash utilised by discontinued operations		**(188)**	(12)
Environmental, rehabilitation and other expenditure	13	**(26)**	–
Net cash inflow from operating activities		**2,318**	1,555
Cash flows from investing activities			
Capital expenditure	9		
– project expenditure		**(904)**	(1,022)
– stay-in-business expenditure		**(1,313)**	(1,150)
Proceeds from disposal of tangible assets		**–**	4
Proceeds from disposal of discontinued assets		**26**	–
Other investments acquired		**(43)**	(269)
Intra-group loans		**193**	2,000
Interest received		**28**	142
Loans advanced		**(35)**	–
Repayment of loans advanced		**–**	402
Utilised hedge restructure		**–**	(703)
Net cash outflow from investing activities		**(2,048)**	(596)
Cash flows from financing activities			
Proceeds from issue of share capital		**60**	22
Share issue expenses		**–**	(1)
Proceeds from borrowings		**809**	229
Repayment of borrowings		**–**	(1,794)
Finance costs		**(293)**	(240)
Dividends paid	Group 16	**(926)**	(1,197)
Proceeds from hedge restructure		**–**	228
Net cash outflow from financing activities		**(350)**	(2,753)
Net decrease in cash and cash equivalents		**(80)**	(1,794)
Cash and cash equivalents at beginning of year		**92**	1,886
Net cash and cash equivalents at end of year	16	**12**	92

Statement of recognised income and expense

Figures in million	2005	2004
	SA Rands	
Actuarial loss on defined benefit retirement plans [1] (note 17)	**(176)**	(18)
Net (gain) loss on cash flow hedges removed from equity and reported in income (note 17)	**(102)**	276
Net (loss) gain on cash flow hedges (note 17)	**(785)**	482
Deferred taxation on items above (note 17)	**408**	(272)
Share-based payment expense (note 17)	**15**	–
Net (expense) income recognised directly in equity	**(640)**	468
Profit for the year	**114**	538
Total recognised (expense) income for the year	**(526)**	1,006

[1] The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of R232m (2004: R124m) in reserves after deferred taxation of R132m (2004: R63m).

Figures in million	2005	2004
	SA Rands	
1 Revenue		
Revenue consists of the following principal categories:		
Gold income	**7,359**	7,189
By-products and other revenue (note 2)	**224**	222
Interest received (note 23)	**28**	183
Dividend received from subsidiaries (note 23)	**650**	–
	8,261	7,594
2 Cost of sales		
Cash operating costs	**5,129**	5,382
By-products and other revenue (note 1)	**(224)**	(222)
	4,905	5,160
Other cash costs	**34**	50
Total cash costs [1]	**4,939**	5,210
Retrenchment costs (note 7)	**158**	44
Rehabilitation and other non-cash costs	**99**	105
Production costs	**5,196**	5,359
Amortisation of tangible assets (notes 6, 9 and 23)	**1,109**	753
Total production costs	**6,305**	6,112
Inventory change	**(20)**	34
	6,285	6,146

[1] Total cash costs include net refining fees.

	2005	2004
3 Other net operating expenses		
Pension and medical defined benefit provisions	**46**	27
4 Operating special items		
Profit on sale of loan	**4**	–
Loan waived	**(3)**	–
	1	–

Figures in million	2005	2004
	SA Rands	
5 Finance costs and unwinding of decommissioning and restoration obligations		
Finance costs on bank loans and overdrafts	**44**	6
Finance costs on corporate bond	**215**	215
Finance costs on interest rate swap [1]	**19**	68
Other finance costs	**15**	11
	293	300
Less: amounts capitalised (note 9)	**(102)**	(67)
	191	233
Unwinding of decommissioning obligation (note 19)	**19**	43
Unwinding of restoration obligation (note 19)	**8**	–
(note 23)	**218**	276

[1] Interest received on the interest rate swap entered into against the corporate bond which has not been designated as a fair value hedge was R24m (2004: R83m). The swap was unwound in April 2005.

	2005	2004
6 Profit (loss) before taxation		
Profit (loss) before taxation is arrived at after taking account of:		
Auditors' remuneration		
– Statutory audit fees	**19**	9
– Under provision prior year	**1**	1
– Other assurance services	**3**	–
	23	10
Amortisation of tangible assets (notes 2, 9 and 23)		
Owned assets	**1,109**	753
Grants for educational and community development	**27**	24
Operating lease charges	**258**	234

Figures in million	2005	2004
	SA Rands	
7 Employee benefits		
Employee benefits including executive directors' salaries and other benefits	**3,258**	3,250
Health care and medical scheme costs		
– current medical expenses	**229**	207
– defined benefit post-retirement medical expenses	**87**	93
Contributions to pension and provident plans		
– defined contribution	**122**	180
– defined benefit	**22**	37
Retrenchment costs (note 2)	**158**	44
Share-based payment expense [(1)]	**12**	–
Included in cost of sales and other operating expenses	**3,888**	3,811
Actuarial defined benefit plan expense analysis		
Defined benefit pension plan expense		
– current service cost	**40**	41
– interest cost	**88**	91
– expected return on plan assets	**(106)**	(95)
	22	37
Defined benefit post-retirement medical expense		
– current service cost	**7**	4
– interest cost	**80**	80
– recognised past service cost	**–**	9
	87	93
Actual return on plan assets		
– South Africa defined benefit pension plan	**366**	219

Refer to the remuneration report for details of directors' emoluments

(1) Details of the equity settled share-based payment arrangements of the group have been disclosed in group note 12. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R12m for the company is only in respect of awards made to employees of the company.

8 Taxation		
Current taxation		
Non-mining taxation	**–**	229
Under provision prior year	**264**	–
	264	229
Deferred taxation		
Temporary differences	**213**	127
Unrealised non-hedge derivatives	**(200)**	(199)
Impairment	**(15)**	–
Change in statutory tax rate [(1)]	**(79)**	–
Change in estimated deferred tax rate	**(74)**	(803)
	(155)	(875)
	109	(646)
Deferred taxation on continuing operations	**(155)**	(875)
Deferred taxation on discontinued operations	**19**	5
(note 21)	**(136)**	(870)

(1) During the financial year there were changes in the South African statutory tax rates. These rates can be summarised as follows: Maximum statutory mining tax rate 45% (2004:46%), non-mining statutory tax rate 37% (2004: 38%), statutory company tax rate 29% (2004: 30%).

8 Taxation (continued)

Tax reconciliation

A reconciliation of the mining and non-mining tax rate compared with that charged in the income statement is set out in the following table:

	2005		2004	
	Non-mining %	Mining	Non-mining %	Mining
Current tax rate	**37**	**37**	38	38
Disallowable expenditure	**9**	**(57)**	(3)	12
Mining capital allowances without tax cover	**–**	**124**	–	(25)
Dividends received	**(43)**	**–**	–	–
Taxable items not forming part of the income statement	**7**	**(21)**	(7)	(1)
Impairments	**–**	**(15)**	–	–
Impact of prior year under provisions	**–**	**(228)**	(37)	–
Change in estimated deferred tax rate	**–**	**64**	–	(136)
Change in statutory tax rate	**(10)**	**15**	–	–
Other	**7**	**23**	4	(2)
Effective tax rate	**7**	**(58)**	(5)	(114)

9 Tangible assets

	Mine development costs	Mine infra- structure	Mineral rights, dumps and exploration properties	Land	Total
SA Rands					
Cost					
Balance at 1 January 2004	11,046	3,438	699	20	15,203
Additions					
– project expenditure	829	188	5	–	1,022
– stay-in-business expenditure	1,001	82	–	–	1,083
Transfers and other movements	66	(4)	2	–	64
Finance costs capitalised (note 5)	67	–	–	–	67
Balance at 31 December 2004	13,009	3,704	706	20	17,439
Accumulated amortisation					
Balance at 1 January 2004	3,672	2,260	110	–	6,042
Amortisation for the year (notes 2, 6 and 23)	627	85	41	–	753
Transfers and other movements	19	(19)	–	–	–
Balance at 31 December 2004	4,318	2,326	151	–	6,795
Net book value at 31 December 2004	8,691	1,378	555	20	10,644

9 Tangible assets (continued)

Figures in million	Mine development costs	Mine infra-structure	Mineral rights, dumps and exploration properties	Land	Total
SA Rands					
Cost					
Balance at 1 January 2005	13,009	3,704	706	20	17,439
Additions					
– project expenditure	626	168	8	–	802
– stay-in-business expenditure	1,252	61	–	–	1,313
Disposals	–	(26)	–	–	(26)
Transfers and other movements	–	227	(156)	–	71
Finance costs capitalised (note 5)	102	–	–	–	102
Balance at 31 December 2005	14,989	4,134	558	20	19,701
Accumulated amortisation					
Balance at 1 January 2005	4,318	2,326	151	–	6,795
Amortisation for the year (notes 2, 6 and 23)	950	123	36	–	1,109
Impairments (note 23)	45	–	–	–	45
Impairments reversal (Group note 14)	–	(115)	–	–	(115)
Transfers and other movements	–	–	(56)	–	(56)
Balance at 31 December 2005	5,313	2,334	131	–	7,778
Net book value at 31 December 2005	**9,676**	**1,800**	**427**	**20**	**11,923**

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% (2004: 10.65%).

Impairments include the following:

Figures in million	2005	2004
	SA Rands	
Goedgenoeg drilling and 1650 level decline drilling	14	–
An impairment charge was recognised during an assessment and review of exploration properties as Goedgenoeg will not generate future cash flows.		
East of Bank Dyke at TauTona	31	–
Due to a change in original mine plan, the East of Bank Dyke access development has been impaired as it will not generate future cash flows.		
	45	–

The above impairments relate to impairments of mine development costs that were abandoned and will generate no future cash flows.

A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.

Figures in million	2005	2004
	SA Rands	

10 Investment in associate

The company has a 25.0% (2004: 26.6%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary) Limited is 31 March. Equity accounting is based on results to 30 September 2005.

Change in accounting policy for associate
The company changed its accounting policy for investments in associates. Previously investment in the associate was equity accounted and the associate's share of profits and losses was reported in the company income statement and balance sheet.

The associate company is now recorded at cost less impairment. This change was made to comply with IAS 28 which prohibits the use of equity accounting for associates in the separate financial statements of the investor. IAS 28 (revised) is retrospectively applied for accounting periods beginning on or after 1 January 2005, accordingly comparatives have been restated.

The impact on comparative figures is as follows:

A decrease in income from associate after tax for 2004 of R1m and a decrease in retained earnings brought forward prior to 2004 of R5m resulted in a decrease in investment in associate of R6m.

	2005	2004
The carrying value of the associate consists of:		
Unlisted shares at cost less impairments	37	41
Impairment [1]	(2)	(4)
Carrying value	35	37
Directors' valuation of unlisted associate	35	37
The company's effective share of certain balance sheet items of its associate at 30 September 2005 is as follows:		
Non-current assets	15	14
Current assets	59	49
Total assets	74	63
Non-current liabilities	29	27
Current liabilities	28	21
Total liabilities	57	48
Net assets	17	15

[1] During the year, the Oro Group (Proprietary) Limited investment was impaired. The impairment test considered the investment's fair value and future cash flow. An impairment of R2m (2004: R4m) was recorded.

Figures in million	2005	2004
	SA Rands	
11 Other investments		
Unlisted investments		
Balance at beginning of year	**17**	17
Disposals	**(1)**	–
Balance at end of year (note 26)	**16**	17
Directors' valuation of unlisted investments	**16**	17
12 Inventories		
Gold in process	**179**	165
Gold on hand	**2**	1
By-products	**77**	77
Total metal inventories	**258**	243
Consumable stores	**88**	177
	346	420
13 Investment in Environmental Rehabilitation Trust Fund		
Balance at beginning of year	**265**	230
Contributions	**45**	35
Rehabilitation expenditure incurred	**(26)**	–
Balance at end of year	**284**	265
The fund is managed by Rand Merchant Bank and mainly invested in government long bonds and other fixed-term deposits.		
14 Other non-current assets		
AngloGold Ashanti Pension Fund (asset) (note 20)	**51**	–
Loans and receivables		
Stone and Allied, unsecured, receivable over five years carrying interest at the repo rate	**4**	4
Other	**5**	6
	60	10
Less: current portion of non-current assets included in current assets	**–**	1
Balance at end of year (note 26)	**60**	9
15 Trade and other receivables		
Trade debtors	**231**	197
Prepayments and accrued income	**99**	107
Recoverable tax, rebates, levies and duties	**43**	53
Other debtors	**12**	13
(note 26)	**385**	370

Trade debtors are non-interest bearing and are generally on current terms less than 90 days.

Figures in million	2005	2004
	SA Rands	

16   Cash and cash equivalents

Cash and deposits on call	**12**	92
(note 26)		

17   Retained earnings and other reserves

SA Rands millions	Retained earnings	Non-distributable reserves [1]	Foreign currency translation reserve	Actuarial gains (losses) [2]	Other compre-hensive income [3]	Total
Balance at December 2003 as previously reported	(463)	141	(733)	–	(517)	(1,572)
Change in accounting policy for actuarial gains and losses				(112)		(112)
Change in accounting policy for monetary assets forming part of net investment (IAS 21 revised)	(733)		733			–
Change in accounting policy for associates (IAS 28)	(6)					(6)
As restated	(1,202)	141	–	(112)	(517)	(1,690)
Actuarial gains and losses recognised				(18)		(18)
Deferred taxation recognised directly in equity (note 21)				6		6
Profit for the year	538					538
Dividends (Group note 16)	(1,197)					(1,197)
Net loss on cash flow hedges removed from equity and reported in income					276	276
Net gain on cash flow hedges					482	482
Deferred taxation on cash flow hedges (note 21)					(278)	(278)
Balance at December 2004	(1,861)	141	–	(124)	(37)	(1,881)
Actuarial gains and losses recognised				(176)		(176)
Deferred taxation recognised directly in equity (note 21)				68		68
Profit for the year	114					114
Dividends (Group note 16)	(926)					(926)
Net gain on cash flow hedges removed from equity and reported in income					(102)	(102)
Net loss on cash flow hedges					(785)	(785)
Deferred taxation on cash flow hedges (note 21)					340	340
Share-based payment expense (Group note 29)					15	15
Balance at December 2005	**(2,673)**	**141**	**–**	**(232)**	**(569)**	**(3,333)**

[1]   Non-distributable reserves comprise a surplus on disposal of company shares of R141m (2004: R141m).
[2]   With the adoption of IAS 19 revised, actuarial gain and loss movements are accounted through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.
[3]   Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings and the equity item for share-based payments.

Figures in million	2005	2004
	SA Rands	

18 Borrowings

Unsecured

Corporate Bond [1]	**2,062**	2,057
Semi-annual coupons are payable at 10.5% per annum and the bond is repayable on 28 August 2008 and is rand-based.		
Money-market short-term borrowings, at market-related rates and are rand-based	**805**	–
Total borrowings (note 26)	**2,867**	2,057
Less: current portion of borrowings included in current liabilities	**878**	73
Total long-term borrowings	**1,989**	1,984

Amounts falling due:

Within one year	**878**	73
Between two and five years	**1,989**	1,984
(note 26)	**2,867**	2,057

Undrawn facilities

There were no undrawn borrowing facilities as at 31 December 2005 (2004: nil).

[1] Corporate Bond

Senior unsecured fixed rate bond	**2,000**	2,000
Less: unamortised discount and bond issue costs	**11**	16
	1,989	1,984
Add: accrued interest	**73**	73
	2,062	2,057

19 Environmental rehabilitation provisions

Provision for decommissioning

Balance at beginning of year	**298**	191
Change in estimates [1]	**181**	64
Unwinding of decommissioning obligation (note 5)	**19**	43
Balance at end of year	**498**	298

Provision for restoration

Balance at beginning of year	**219**	133
Charge to income statement	**(82)**	86
Change in estimates [1]	**304**	–
Unwinding of restoration obligation (note 5)	**8**	–
Utilised during the year	**(25)**	–
Balance at end of year	**424**	219
Total environmental rehabilitation provisions	**922**	517

These provisions are anticipated to unwind beyond the end of the life of mine.

[1] The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan.

Figures in million	2005	2004
	SA Rands	

20   Provision for pension and post-retirement benefits

Defined benefit plans

The company has made provision for pension provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

AngloGold Ashanti Pension Fund (asset) (Group note 33)	(51)	69
Post-retirement medical scheme for AngloGold Ashanti South African employees (Group note 33)	1,172	924
	1,121	993
Transferred to other non-current assets		
AngloGold Ashanti Pension Fund (note 14)	51	–
	1,172	993

21   Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

Deferred taxation liabilities

Tangible assets	3,535	3,386
Inventories	59	57
Derivatives	105	159
Other	17	17
	3,716	3,619

Deferred taxation assets

Provisions	638	474
Derivatives	802	257
Tax assets	62	130
	1,502	861
Net deferred taxation liability	2,214	2,758

The movement on the net deferred tax liability is as follows:

Balance at beginning of year	2,758	3,356
Income statement charge (note 8)	(136)	(870)
Taxation on other comprehensive income (note 17)	(340)	278
Taxation on actuarial loss (note 17)	(68)	(6)
Balance at end of year	2,214	2,758

Figures in million	2005	2004
	SA Rands	

22 Trade and other payables

Trade creditors	184	349
Accruals	490	485
Amounts due to related parties	30	22
Unearned premiums on normal sale exempted contracts	315	326
Other creditors	1	2
(note 26)	1,020	1,184

Trade and other payables are non-interest bearing and are normally settled within 60 days.

23 Cash generated from operations

Profit (loss) before taxation	442	(35)
Adjusted for:		
Non-cash movements	162	17
Movement on non-hedge derivatives	717	960
Amortisation of tangible assets (notes 2, 6 and 9)	1,109	753
Interest received (note 1)	(28)	(183)
Dividends received from subsidiaries (note 1)	(650)	–
Finance costs and unwinding of decommissioning and restoration obligations (note 5)	218	276
Impairment of investment in associate (note 10)	2	4
Impairment of tangible assets (note 9)	45	–
Operating special items (note 4)	(1)	–
Movements in working capital	(134)	(225)
	1,882	1,567
Movements in working capital:		
Decrease (increase) in inventories	74	(30)
(Increase) decrease in trade and other receivables	(13)	69
Decrease in trade and other payables	(195)	(264)
	(134)	(225)

24 Related parties

Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:

	2005		2004	
	Purchases from related parties	Amounts owed to related parties	Purchases from related parties	Amounts owed to related parties
SA Rands million				
Holding company Anglo American plc	30	7	34	–
Subsidiaries of AngloGold Ashanti Limited				
AGRe Insurance Company Limited	41	–	47	–
AngloGold Health Service (Pty) Limited	264	22	129	16
Rand Refinery Limited	18	2	11	2
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	4	2	6	2
Boart Longyear Limited – mining services [1]	28	–	48	5
Haggie Steel Wire Rope Operations [2]	50	6	59	–
Mondi Limited – timber	105	11	101	10
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	31	4	30	5
The Tongaat-Hulett Group Limited	1	–	–	–

Management fees, royalties and dividends from subsidiaries amount to R659m (2004: R31m). This consists mainly of R650m, being a dividend received from AngloGold Ashanti Holdings plc.

Directors and other key management personnel
Details relating to directors' emoluments and shareholdings in the company are disclosed in the remuneration and directors' reports (detailed on pages 113 to 126).

Compensation to key management personnel totalled R79m (2004: R55m). This total comprised short-term employee benefits of R69m (2004: R51m), post-employment benefits of R7m (2004: R4m); and share-based payments of R3m (2004: nil).

Amounts owed to related parties are unsecured non-interest bearing and normally settled within 60 days

[1] Anglo American plc sold their interest in Boart Longyear Limited with effect from 29 July 2005.

[2] Haggie Steel Wire Rope Operation's related party transactions, previously included in Scaw Metals – a division of Anglo Operations Limited. During the year, Haggie Steel Wire Rope Operations were unbundled and are now reported separately.

	2005	2004
	SA Rands	

25 Contractual commitments and contingencies

Operating leases
At 31 December 2005, the company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.

Expiry within		
– One year	38	5
– Between one and two years	–	1
– Between two and five years	–	3
– After five years	–	1
	38	10

Figures in million	2005	2004
	SA Rands	
25 Contractual commitments and contingencies (continued)		
Capital commitments		
Acquisition of tangible assets		
Contracted for	**542**	551
Not contracted for	**3,146**	3,195
Authorised by the directors	**3,688**	3,746
Allocated for:		
Project expenditure		
– within one year	**948**	1,285
– thereafter	**641**	833
	1,589	2,118
Stay-in-business expenditure		
– within one year	**1,867**	610
– thereafter	**232**	1,018
	2,099	1,628

This expenditure will be financed from existing cash resources, cash from operations and future borrowings.

	2005	2004
Contingent liabilities		
AngloGold Ashanti has signed as surety in favour of the bankers on the Yatela loan.	**3**	8
The South African Department of Water Affairs and Forestry issued a new Directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the environmental and water management liabilities associated with the Buffelsfontein shafts.		
The directive also orders the mining companies to submit an agreement and a joint proposal towards the long term sustainable management of water arising from the mining activities in the area. The company believes that it is not liable to fund these pumping costs but cannot make any assurances regarding the ultimate result until the matter has been settled.	**–**	–
AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa. The company has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated in South Africa. Present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique no reliable estimate can be made for the obligation.	**–**	–

Figures in million	2005	2004
	SA Rands	

25 Contractual commitments and contingencies (continued)

Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2015. Retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The company is currently unable to determine the effects, if any, of any potential retrenchment costs.

	–	–

AngloGold Ashanti has undertaken to re-export certain gold artifacts, temporarily imported into South Africa, for which custom and value added tax was waived. The company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.

	34	8

The company has provided surety in favour of the lender in respect of gold loan facilities with two wholly-owned subsidiaries of Oro Group (Proprietary) Limited an associate of the company. The company has a total maximum liability, in terms of the suretyships, of R100m. The suretyship agreements have a termination notice period of ninety days.

	100	–
	137	16

Guarantees

The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the convertible bonds issued during 2004, with a final maturity date of 27 February 2009. The bonds issued amounted to $1 billion at 2.375%. The company obligations regarding the guarantee will be direct, unconditional and unsubordinated.

26 Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on-and-off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling risk in the company

The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.

The financial risk management objectives of the company are defined as follows:
- Safeguarding the company core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and comply where necessary with all relevant regulatory and statutory requirements.

26 Financial risk management activities (continued)

Gold price and currency risk and cash flow hedging

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rates may also have an adverse effect on current or future earnings.

A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while the company maintains the ability to benefit from increases in the gold price for the majority of future gold production.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way. The fair value of all instruments so designated at the balance sheet date is negative R878m.

Net delta open hedge position as at 31 December 2005

The company had the following net forward-pricing commitments outstanding against future production.

Summary: All open contracts in the company's commodity hedge position as at 31 December 2005

Year	2006	2007	2008	2009	2010	2011-2015	Total
US Dollar/Gold							
Forward contracts							
Amount (kg)	(10,755)[1]	106	4,588	5,964	3,437	7,527	10,867
$/oz	$363	$810	$386	$440	$422	$505	$537
Put options purchased							
Amount (kg)	4,354						4,354
$/oz	$372						$372
Put options sold							
Amount (kg)	6,532		855	1,882	1,882	7,527	18,678
$/oz	$389		$390	$400	$410	$435	$411
Call options purchased							
Amount (kg)	10,202	4,354					14,556
$/oz	$343	$336					$341
Call options sold							
Amount (kg)	21,675	18,203	18,390	20,147	18,833	37,013	134,261
$/oz	$383	$371	$384	$404	$409	$483	$416
Rand/Gold							
Forward contracts							
Amount (kg)		2,449		933			3,382
R/kg		R97,520		R116,335			R102,711
Put options purchased							
Amount (kg)	1,875						1,875
R/kg	R93,602						R93,602
Put options sold							
Amount (kg)	2,333						2,333
R/kg	R93,713						R93,713
Call options sold							
Amount (kg)	3,306	311		2,986	2,986	2,986	12,575
R/kg	R102,447	R108,123		R202,054	R216,522	R230,990	R183,851
Total net gold							
Delta (kg) [2]	1,711	15,732	21,679	25,471	20,850	38,484	123.927
Delta (oz) [2]	55,010	505,795	696,995	818,910	670,342	1,237,288	3,984,340

[1] Indicates a long position resulting from forward purchase contracts. The company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

[2] The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.

26 Financial risk management activities (continued)

Summary: All open contracts in the company's currency hedge position as at 31 December 2005

Year	2006	2007	2008	2009	2010	2011-2015	Total
Rand/US Dollar (000)							
Put options purchased							
Amount ($)	60,000						60,000
R per $	R6.89						R6.89
Put options sold							
Amount ($)	60,000						60,000
R per $	R6.56						R6.56
Call options sold							
Amount ($)	60,000						60,000
R per $	R7.28						R7.28

The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.

Forward sales contracts require the future delivery of gold at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

Interest rate and liquidity risk
Refer note 40 in group financial statements.

Cash maturity profile

Maturity date	Currency	Fixed rate investment amount million	Effective rate %	Floating rate investment amount million	Effective rate %
All less than one year	ZAR	–	–	12	5.5

Borrowings maturity profile (note 19)

	Currency	Within one year Borrowing amount million	Effective rate %	Between one and five years Borrowing amount million	Effective rate %
	ZAR	878[1]	7.4	1,989	10.5

Interest rate risk

	Currency	Within one year Borrowing amount million	Effective rate %	Between one and five years Borrowing amount million	Effective rate %
	ZAR	878[1]	7.4	1,989	10.5

[1] Includes R73m interest accrual on corporate bond as at 31 December 2005.

Interest rate swap
Refer note 40 in group financial statements.

Credit risk
Refer note 40 in group financial statements.

26 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments as at 31 December 2005 are as follows:

Type of instrument

	2005		2004	
Figures in million	**Carrying amount**	**Fair value**	**Carrying Amount**	**Fair Value**
SA Rands				
Financial assets				
Other investments (note 11)	2	2	2	2
Other non-current assets (note 14)	9	8	10	9
Trade and other receivables (note 15)	243	243	210	210
Cash restricted for use	6	6	6	6
Cash and cash equivalents (note 16)	12	12	92	92
Financial liabilities				
Borrowings (note 18)	2,867	2,993	2,057	2,207
Trade and other payables (note 22)	706	706	858	858
Derivatives comprise the following:	(1,801)	(4,627)	(270)	(2,158)
Forward sale commodity contracts	(423)	(423)	173	121
Option contracts	(1,387)	(4,213)	(482)	(2,318)
Foreign exchange contracts	–	–	(3)	(3)
Foreign exchange option contracts	12	12	(3)	(3)
Interest rate swaps	(3)	(3)	45	45

The fair value amounts include off balance sheet normal sale exempted contracts, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.

The amounts in the tables above do not necessarily agree with the totals in the notes referenced as only financial assets and financial liabilities are shown.

Type of instrument

	2005			
Figures in million	**Normal sale exempted**	**Cash flow hedge accounted**	**Non-hedge accounted**	**Total**
SA Rands				
Derivatives comprise the following:	(2,826)	(878)	(923)	(4,627)
Forward sale commodity contracts	–	(856)	433	(423)
Option contracts	(2,826)	(22)	(1,365)	(4,213)
Foreign exchange contracts	–	–	–	–
Foreign exchange option contracts	–	–	12	12
Interest rate swaps	–	–	(3)	(3)

	2004			
Figures in million	**Normal sale exempted**	**Cash flow hedge accounted**	**Non-hedge accounted**	**Total**
SA Rands				
Derivatives comprise the following:	(1,888)	(502)	232	(2,158)
Forward sale commodity contracts	(52)	(481)	654	121
Option contracts	(1,836)	(21)	(461)	(2,318)
Foreign exchange contracts	–	–	(3)	(3)
Foreign exchange option contracts	–	–	(3)	(3)
Interest rate swaps	–	–	45	45

26 Financial risk management activities (continued)

Derivative maturity profile

Figures in million	2005 Total	Assets	Liabilities
SA Rands			
Total	(1,801)	2,327	(4,128)
Less: Amounts to mature within 12 months of balance sheet date	1,260	(2,091)	3,351
Amounts to mature between one and two years	155	(182)	337
Amounts to mature between two and five years	386	(54)	440
Amounts to mature thereafter	–	–	–

Figures in million	2004 Total	Assets	Liabilities
SA Rands			
Total	(270)	3.226	(3,496)
Less: Amounts to mature within 12 months of balance sheet date	308	(2,260)	2,568
Amounts to mature between one and two years	(89)	(635)	546
Amounts to mature between two and five years	13	(331)	344
Amounts to mature thereafter	(38)	–	(38)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Other investments and other non-current assets
Other investments are carried at amortised cost which approximates fair value. The fair value of other non-current assets has been calculated using market interest rates.

Borrowings
The fair value of listed fixed rate debt is shown at its closing market value as at 31 December 2005. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates as at 31 December 2005.

The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility input supplied by leading market participants (international banks). The company believes that no other possible alternative would result in significantly different fair value estimations.

27 Changes to comparative information

SA Rands million	Balance per annual financial statements 2004	Change in accounting policies			Reclassifications			Revised 2004 comparative
		Change in accounting treatment for actuarial gains and losses	Adoption of IAS 21 [1]	Adoption of IAS 28 (accounting for associates) [2]	Other reclassifications	Ergo treated as a discontinued operation [3]	Rounding	
Income statement								
Revenue	8,185	–	–	–	–	(591)	–	7,594
Gold income	7,749	–	–	–	–	(560)	–	7,189
Cost of sales	(6,774)	–	–	–	–	628	–	(6,146)
Non-hedge derivative loss [4]	–	–	–	–	(523)	–	–	(523)
Gross profit	975	–	–	–	(523)	68	–	520
Corporate administration and other expenses	(297)	–	–	–	–	–	(1)	(298)
Market development costs	(79)	–	–	–	–	–	–	(79)
Exploration costs	(144)	–	–	–	–	–	–	(144)
Amortisation of intangible assets	(5)	–	–	4	–	–	1	–
Impairment of tangible assets and investments	–	–	–	(4)	–	–	–	(4)
Non-hedge derivative loss [4]	(523)	–	–	–	523	–	–	–
Other net operating expenses	(27)	–	–	–	–	–	–	(27)
Operating profit	(100)	–	–	–	–	68	–	(32)
Interest received	183	–	–	–	–	–	–	183
Exchange gain	–	–	78	–	–	–	–	78
Other net income	1	–	–	(1)	–	–	–	–
Finance costs and unwinding of decommissioning and restoration obligation	(276)	–	–	–	–	–	–	(276)
Fair value gain on interest rate swaps	12	–	–	–	–	–	–	12
Loss before taxation	(180)	–	78	(1)	–	68	–	(35)
Taxation	641	–	–	–	–	5	–	646
Loss after taxation from continuing operations	461	–	78	(1)	–	73	–	611
Discontinued operations	–	–	–	–	–	(73)	–	(73)
Profit for the year	461	–	78	(1)	–	–	–	538

[1] In the company financial statements, as a result of adopting IAS 21 (revised), exchange differences arising on a monetary item that forms part of the company's net investment in a foreign operation is recognised in the income statement. The effect of this change in accounting policy is that in the company financial statements for 2004, R78m has been recognised in the income statement instead of in equity.

[2] Share of associate's profit reclassified from other net income to comply with IAS 28.

[3] Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.

[4] Non-hedge derivative loss reclassified to be included in gross profit.

27 Changes to comparative information (continued)

		Change in accounting policies			Reclassifications			
SA Rands million	Balance per annual financial statements 2004	Change in accounting treatment for actuarial gains and losses [1]	Adoption of IAS 21	Adoption of IAS 28 (accounting for associates) [2]	Other reclassifications	Ergo treated as a discontinued operation	Rounding	Revised 2004 comparative
Balance sheet								
ASSETS								
Non-current assets								
Tangible assets	10,644	–	–	–	–	–	–	10,644
Investments in associates	43	–	–	(6)	–	–	–	37
Investment in subsidiaries	14,813	–	–	–	–	–	–	14,813
Other investments	17	–	–	–	–	–	–	17
Investment in Environmental Rehabilitation Trust Fund	265	–	–	–	–	–	–	265
Intra-group balances	144	–	–	–	–	–	–	144
Derivatives	966	–	–	–	–	–	–	966
Other non-current assets [3]	53	(113)	–	–	69	–	–	9
	26,945	(113)	–	(6)	69	–	–	26,895
Current assets								
Inventories	420	–	–	–	–	–	–	420
Trade and other receivables [4]	377	–	–	–	(6)	–	(1)	370
Derivatives	2,260	–	–	–	–	–	–	2,260
Current portion of other non-current assets	1	–	–	–	–	–	–	1
Cash restricted for use [4]	–	–	–	–	6	–	–	6
Cash and cash equivalents	92	–	–	–	–	–	–	92
	3,150	–	–	–	–	–	(1)	3,149
Total assets	30,095	(113)	–	(6)	69	–	(1)	30,044
EQUITY AND LIABILITIES								
Share capital and premium	19,300	–	–	–	–	–	–	19,300
Retained earnings and other reserves	(1,749)	(125)	–	(6)	–	–	(1)	(1,881)
Total equity	17,551	(125)	–	(6)	–	–	(1)	17,419
Non-current liabilities								
Borrowings	1,984	–	–	–	–	–	–	1,984
Environmental rehabilitation provisions	517	–	–	–	–	–	–	517
Provision for pension and post-retirement benefits [3]	849	75	–	–	69	–	–	993
Intra-group balances	1,338	–	–	–	–	–	1	1,339
Derivatives	928	–	–	–	–	–	–	928
Deferred taxation	2,821	(63)	–	–	–	–	–	2,758
	8,437	12	–	–	69	–	1	8,519
Current liabilities								
Trade and other payables	1,184	–	–	–	–	–	–	1,184
Current portion of borrowings	73	–	–	–	–	–	–	73
Derivatives	2,569	–	–	–	–	–	(1)	2,568
Taxation	281	–	–	–	–	–	–	281
	4,107	–	–	–	–	–	(1)	4,106
Total liabilities	12,544	12	–	–	69	–	–	12,625
Total equity and liabilities	30,095	(113)	–	(6)	69	–	(1)	30,044

[1] AngloGold Ashanti has adopted IAS 19 (revised) whereby actuarial gains and losses are recognised through equity reserves.

[2] Investment in associate recorded at cost less impairment, with the adoption of IAS 28.

[3] Reclassification of AngloGold Ashanti Pension Fund credit balance from other non-current assets to provisions for pension and post-retirement benefits.

[4] Reallocation of Disaster Compensation Fund from trade and other receivables to cash restricted for use.

27 Changes to comparative information (continued)

		Change in accounting policies			Reclassifications		
SA Rands million	Balance per annual financial statements 2004	Change in accounting treatment for actuarial gains and losses	Adoption of IAS 21	Adoption of IAS 28 (account- ing for associates)	Other reclassifi- cations	Ergo treated as a dis- continued opera- tion [1]	Revised 2004 com- parative
Cash flow							
Cash flows from operating activities							
Receipts from customers [2]	8,048	–	–	–	(123)	(591)	7,334
Payments to suppliers and employees	(6,524)	–	–	–	154	603	(5,767)
Cash generated from operations	1,524	–	–	–	31	12	1,567
Cash utilised from discontinued operations	–	–	–	–	–	(12)	(12)
Interest received [3]	142	–	–	–	(142)	–	–
Environmental contributions [4]	(35)	–	–	–	35	–	–
Finance costs [3]	(276)	–	–	–	276	–	–
Net cash inflow from operating activities	1,355	–	–	–	200	–	1,555
Cash flows from investing activities							
Capital expenditure							
– project expenditure	(1,022)	–	–	–	–	–	(1,022)
– stay-in-business expenditure	(1,083)	–	–	–	(67)	–	(1,150)
Proceeds from disposal of tangible assets	4	–	–	–	–	–	4
Other investments acquired [4]	(234)	–	–	–	(35)	–	(269)
Intra-group loans	2,000	–	–	–	–	–	2,000
Interest received [3]	–	–	–	–	142	–	142
Repayment of loans advanced	402	–	–	–	–	–	402
Utilised in hedge restructure	(703)	–	–	–	–	–	(703)
Net cash outflow from investing activities	(636)	–	–	–	40	–	(596)
Cash flows from financing activities							
Proceeds from issue of share capital	22	–	–	–	–	–	22
Share issue expenses	(1)	–	–	–	–	–	(1)
Proceeds from borrowings	229	–	–	–	–	–	229
Repayment of borrowings	(1,794)	–	–	–	–	–	(1,794)
Finance costs [3] [5]	–	–	–	–	(240)	–	(240)
Dividends paid	(1,197)	–	–	–	–	–	(1,197)
Proceeds from hedge restructure	228	–	–	–	–	–	228
Net cash outflow from financing activities	(2,513)	–	–	–	(240)	–	(2,753)
Net decrease in cash and cash equivalents	(1,794)	–	–	–	–	–	(1,794)
Cash and cash equivalents at beginning of year	1,886	–	–	–	–	–	1,886
Net cash and cash equivalents at end of year	92	–	–	–	–	–	92

[1] Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.

[2] Effect of reallocation within trade and other receivables on receipts from customers.

[3] Interest received and finance costs have been reclassified from operating activities to investing and finance activities respectively.

[4] Contributions to the Environmental Rehabilitation Trust Fund reallocated to other investments acquired.

[5] Reallocation of non-cash portion of finance costs to other non-cash movements.

27 Changes to comparative information (continued)

		Change in accounting policies			Reclassifications		
SA Rands million	Balance per annual financial statements 2004	Change in accounting treatment for actuarial gains and losses	Adoption of IAS 21 [1]	Adoption of IAS 28 (account-ing for associates) [2]	Other reclassifi-cations	Ergo treated as a dis-continued opera-tion [3]	Revised 2004 com-parative
Cash generated from operations							
Profit before taxation	(180)	–	78	(1)	–	68	(35)
Adjusted for:							
Non-cash movements [4] [5]	98	–	(78)	–	27	(30)	17
Movement on non-hedge derivatives	986	–	–	–	–	(26)	960
Amortisation of tangible assets	753	–	–	–	–	–	753
Deferred stripping	–	–	–	–	–	–	–
Interest receivable	(183)	–	–	–	–	–	(183)
Profit from associates after taxation	(1)	–	–	1	–	–	–
Finance costs and unwinding of decommissioning obligation	276	–	–	–	–	–	276
Amortisation of intangible assets	4	–	–	–	–	–	4
Profit on disposal of assets	(4)	–	–	–	4	–	–
Movements in working capital	(225)	–	–	–	–	–	(225)
	1,524	–	–	–	31	12	1,567
Movements in working capital:							
Increase in inventories	(30)	–	–	–	–	–	(30)
Decrease in trade and other receivables	69	–	–	–	–	–	69
Decrease in trade and other payables	(264)	–	–	–	–	–	(264)
	(225)	–	–	–	–	–	(225)

[1] In the company financial statements, as a result of adopting IAS 21 (revised), exchange differences arising on a monetary item that forms part of the company's net investment in a foreign operation is recognised in the income statement. The effect of this change in accounting policy is that in the company financial statements for 2004, R78m has been recognised in the income statement instead of in equity.

[2] Share of associates profit reclassified from other net income to comply with IAS 28.

[3] Ergo reclassified as a discontinued operation from 1 February 2005 as it has reached the end of its useful life.

[4] Reallocation of non-cash portion of finance costs to other non-cash movements.

[5] Reallocation of interest capitalised from other non-cash movements to capital expenditure.

Investment in principal subsidiaries and joint venture interests

	Country of incor-poration	Nature of business	Shares held 2005	Shares held 2004	Percentage held 2005 %	Percentage held 2004 %	Book value 2005 Rm	Book value 2004 Rm	Net loan account 2005 Rm	Net loan account 2004 Rm
Direct investments										
Advanced Mining Software Limited	16	C	40,000	40,000	100	100	2	2	(9)	(12)
AGRe Insurance Company Limited	16	F	2	2	100	100	14	14	–	–
AngloGold American Investments Limited	4	B	1,001	1,001	100	100	849	849	(44)	(39)
AngloGold Ashanti USA Incorporated	19	B	100	100	100	100	768	768	–	–
			500*	500*	100	100	655	655	–	–
AngloGold Health Service (Pty) Limited	16	E	8	8	100	100	–	–	54	37
AngloGold Ashanti Holdings plc	9	B	2,077,313,678	2,077,313,678	100	100	11,195	11,192	(496)	(393)
AngloGold Offshore Investments Limited	4	B	5,000,000	5,000,000	100	100	272	272	–	–
Eastvaal Gold Holdings Limited	16	B	454,464,000	454,464,000	100	100	917	917	(602)	(604)
Masakhisane Investment Limited	16	B	100	100	100	100	–	–	4	6
Nuclear Fuels Corporation of SA (Pty) Limited	16	D	1,450,000	1,450,000	100	100	7	7	(162)	(63)
Rand Refinery Limited **	16	G	208,471	208,471	53.03	53.03	116	116	–	–
Southvaal Holdings Limited (in voluntary liquidation)	16	B	26,000,000	26,000,000	100	100	3	3	(3)	(3)
Indirect investments										
AG Mali Holdings 1 Limited	4	B	10,002	10,002	100	100	–	–	–	–
AG Mali Holdings 2 Limited	4	B	10,002	10,002	100	100	–	–	–	–
AngloGold Argentina Limited	4	B	1	1	100	100	–	–	–	–
AngloGold Argentina S.A.	1	B	1,331,093	1,331,093	100	100	–	–	–	–
AngloGold Ashanti Australia Limited	2	B	257,462,077	257,462,077	100	100	–	–	–	21
AngloGold Ashanti (Bibiani) Limited	7	A	4,500	4,500	100	100	–	–	–	–
AngloGold Ashanti (Colorado) Corp.	19	B	1,250	1,250	100	100	–	–	–	–
AngloGold Ashanti Exploration (Ghana) Limited	7	A	2	2	100	100	–	–	(2)	–
AngloGold Ashanti (Ghana) Limited	7	A	132,419,585	132,419,585	100	100	–	–	7	2
AngloGold Ashanti Holdings plc	9	B	1,024,840,886*	1,024,840,886*	100	100	–	–	–	–
AngloGold Ashanti (Iduapriem) Limited	7	A	53,016	53,016	80	80	–	–	–	–
AngloGold Ashanti Mineração Ltda.	5	A	22,194,302,378	22,194,302,378	100	100	–	–	–	–
AngloGold Ashanti (Nevada) Corp.	19	B	100	100	100	100	–	–	–	–
AngloGold Ashanti North America Inc.	19	B	7,902	7,902	100	100	–	–	33	4
AngloGold Australia Investment Holdings Limited	4	B	1,000	1,000	100	100	–	–	–	–
AngloGold Australia (Sunrise Dam) Pty Limited	2	A	2	2	100	100	–	–	–	–
AngloGold Ashanti Brasil Ltda.	5	B	8,827,437,875	8,827,437,875	100	100	–	–	–	–
AngloGold Brazil Limited	4	B	1	1	100	100	–	–	–	–
AngloGold CV 1 Limited	4	B	11,002	11,002	100	100	–	–	–	–
AngloGold CV 2 Limited	4	B	1,002	1,002	100	100	–	–	–	–
AngloGold CV 3 Limited	4	B	1,002	1,002	100	100	–	–	–	–
AngloGold Finance Australia Holdings Limited	13	B	2	2	100	100	–	–	–	–
AngloGold Finance Australia Limited	13	B	2	2	100	100	–	–	–	–
AngloGold Geita Holdings Limited	4	B	3,513	3,513	100	100	–	–	–	–
AngloGold Investments Australasia Limited	4	B	1,000	1,000	100	100	–	–	–	–
AngloGold Investments Australia Pty Ltd	2	B	1	1	100	100	–	–	–	13
AngloGold Investments (Sadex) Limited	4	B	1,000'A'	1,000'A'	100	100	–	–	–	–
AngloGold Morila Holdings Limited	4	B	1,000	1,000	100	100	–	–	–	–
AngloGold Namibia (Pty) Ltd	14	A	10,000	10,000	100	100	–	–	–	–
AngloGold North American Holdings Limited	4	B	1	1	100	100	–	–	–	–
AngloGold Offshore Investments Limited	4	B	422,510,000*	422,510,000*	100	100	–	–	–	–
AngloGold South America Limited	4	B	488,000	488,000	100	100	–	–	(172)	(153)
AngloGold South American Holdings Limited	4	B	1	1	100	100	–	–	–	–
Ashanti Goldfields Belgium S.A.	3	B	2,500	2,500	100	100	–	–	–	–
Ashanti Goldfields (Cayman) Limited	6	B	2	2	100	100	–	–	–	–
Ashanti Goldfields Holding (Luxembourg) S.A.	11	B	3,000,000	3,000,000	100	100	–	–	–	–
Ashanti Goldfields Kilo Sarl	21	H	15,520	15,520	86.22	86.22	–	–	5	–
Ashanti Goldfields Services Limited	18	B	588,409	588,409	100	100	–	–	–	–
Ashanti Goldfields Teberebie Limited	6	B	2	2	100	100	–	–	–	–
Ashanti Goldfields Zimbabwe Limited	20	A	–	265,570,717	–	100	–	–	–	–
Ashanti Treasury Services Limited	9	I	250,000	250,000	100	100	–	–	(7)	–
Australian Mining & Finance Pty Limited	2	B	48	48	100	100	–	–	–	–
Cerro Vanguardia S.A.	1	A	13,875,000	13,875,000	92.50	92.50	–	–	–	–
Chevaning Mining Company Limited	18	B	1,000	1,000	100	100	–	–	–	–
Cluff Holdings Pvt Limited	20	B	–	100	–	100	–	–	–	–
Cluff Mineral Exploration Limited	18	B	500,000	500,000	100	100	–	–	–	–
Cluff Oil Limited	18	B	19,646,377	19,646,377	100	100	–	–	–	–
Cluff Resources Limited	18	B	93,638,562	93,638,562	100	100	–	–	–	–
Cripple Creek & Victor Gold Mining Company (USA joint venture)		A	–	–	67	67	–	–	–	–
Erongo Holdings Limited	4	B	13,334'A'	13,334'A'	100	100	–	–	(12)	(10)
Geita Gold Mining Limited	17	A	2	2	100	100	–	–	–	–
Golden Shamrock Mines Limited	2	B	2,000,000	2,000,000	100	100	–	–	–	–
GSM Gold S.A.	11	B	325,000	325,000	100	100	–	–	–	–
Mineração Serra Grande S.A.	5	A	499,999,997	499,999,997	50	50	–	–	–	–
Morila Limited	10	B	1	1	50	50	–	–	–	–
Pioneer Goldfields Limited	8	B	75,000,000	75,000,000	100	100	–	–	–	–
Sadiola Exploration Limited	4	B	5,000 'A'	5,000 'A'	50	50	–	–	–	–
Societé Ashanti Goldfields de Guinée S.A.	15	A	3,486,134	3,486,134	85	85	–	–	1	–
Teberebie Goldfields Limited	7	A	1,860,000	1,860,000	90	90	–	–	–	–
Joint ventures										
Nufcor International Limited **	18	D	3,000,000	3,000,000	50	50	18	18	(2)	–
Société des Mines de Morila S.A.	12	A	400	400	40	40	–	–	–	–
Société d'Exploitation des Mines d'Or de Sadiola S.A.	12	A	38,000	38,000	38	38	–	–	–	–
Société d'Exploitation des Mines d'Or de Yatela S.A.	12	A	400	400	40	40	–	–	–	–
BGM Management Company Pty Ltd	2	A	3'B'	3'B'	33.33	33.33	–	–	–	–
							14,816	14,813	**(1,407)**	(1,194)

Nature of business
A – Mining
B – Investment holding
C – Software development
D – Market agent
E – Health care
F – Short-term insurance and re-assurance
G – Precious metal refining
H – Exploration
I – Treasury

Countries of incorporation
1 Argentina
2 Australia
3 Belgium
4 British Virgin Islands
5 Brazil
6 Cayman Islands
7 Ghana
8 Guernsey
9 Isle of Man
10 Jersey
11 Luxembourg
12 Mali
13 Malta
14 Namibia
15 Republic of Guinea
16 Republic of South Africa
17 Tanzania
18 United Kingdom
19 United States of America
20 Zimbabwe
21 Democratic Republic of Congo

* Indicates preference shares
** The statutory year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. The management accounts of Rand Refinery Limited and Nufcor International Limited for the periods ended 30 September and 31 December respectively, have been included in the group's results for the year ended 31 December 2005.

In terms of IAS 21, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary.

The aggregate interest in the net profits and losses in subsidiaries is as follows:

$ million	2005	2004
Profit attributable to equity shareholders	**167**	323
Losses attributable to equity shareholders	**(396)**	(320)
	(229)	3

Mining terms

BIF

Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products

Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Calc-silicate rock

A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon-in-leach (CIL)

Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP)

Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Comminution

Comminution is the crushing and grinding of ore to make gold available for treatment. (See also "Milling").

Contained gold

The total gold content (tons multiplied by grade) of the material being described.

Cut-off Grade (Surface Mines)

The minimum grade at which a unit of ore will be mined so as to achieve a required mining grade and hence a desired economic outcome.

Depletion

The decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development

The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

Diorite

An igneous rock formed by the solidification of molten material (magma).

Electro-winning

A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution

Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade

The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist

A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Leaching

Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life of mine (LOM)

Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing, information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Metallurgical plant

A processing plant erected to treat ore and extract gold.

Milling

A process of reducing broken ore to a size at which concentrating can be undertaken. (See also "Comminution").

Mining terms

Mine call factor

The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit

A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust.

Mineral Resource

A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ore Reserve

An 'Ore Reserve' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Ounce (oz) (troy)

Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit

The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost including Ore Reserve Development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate

The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable Reserve

A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Productivity

An expression of labour productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square metres) to the total number of employees in underground mining operations.

Proved Reserve

A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Project capital

Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation

In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Recovered grade

The recovered mineral content per unit of ore treated.

Reef

A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining

The final purification process of a metal or mineral.

Rehabilitation

The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Seismic event

A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy), which results from mining activities.

Shaft

A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Mining terms

Skarn

A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

Smelting

A pyro-metallurgical operation in which gold is further separated from impurities.

Stay-in-business capital

Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.

Stope

Underground excavation where the orebody is extracted.

Stoping

The process of excavating ore underground.

Stripping ratio

The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Syngenetic

Formed contemporaneously with the deposition of the sediment.

Tailings

Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam)

Dam facilities designed to store discarded tailings.

Tonne

Used in metric statistics. Equal to 1,000 kilograms.

Ton

Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage

Quantity of material measured in tonnes or tons.

Total cash costs

Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs

Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Waste

Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Yield

The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation

Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms

Adjusted gross margin

Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives.

Adjusted gross profit (loss)

Gross profit (loss) excluding unrealised non-hedge derivatives.

Adjusted headline earnings

Headline earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, fair value gains (losses) on interest rate swaps, and deferred tax thereon.

Average number of employees

The monthly average attributable number of employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.

Capital expenditure

Total capital expenditure on tangible assets which includes stay-in-business and project capital.

Cash gross margin

Cash gross profit (loss) divided by gold sales including realised non-hedge derivatives.

Cash gross profit (loss)

Adjusted gross profit (loss) plus amortisation of intangible and tangible assets less non-cash revenues.

Discontinued operation

An operation that, pursuant to a single plan, has been disposed of or abandoned or is classified as held-for-sale.

EBITDA

Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and unrealised non-hedge derivatives, plus the share of associates EBITDA.

Effective tax rate

Current and deferred taxation as a percentage of profit before taxation.

Equity

Shareholders' equity adjusted for other comprehensive income actuarial gain (loss) and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

Financial terms

Free cash flow

Net cash inflow from operating activities less stay-in-business capital expenditure.

Gross margin %

Adjusted gross profit (loss) as a percentage of gold income including realised non-hedge derivatives.

Interest cover

EBITDA divided by finance costs and unwinding of decommissioning and restoration obligations.

Market capitalisation

Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Limited.

Monetary asset

An asset which will be settled in a fixed or easily determinable amount of money.

Net asset value per share

Total equity per balance sheet divided by shares in issue.

Net capital employed

Equity as defined above plus minority interests and interest-bearing borrowings, less cash and cash equivalents and other cash investments. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.

Net debt

Borrowings less cash and cash equivalents and other cash investments.

Net operating assets

Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade and other payables and deferred income (excluding unearned premiums on normal sale extended contracts).

Net tangible asset value per share

Total equity per balance sheet less intangible assets, divided by the number of ordinary shares in issue.

Non-hedge derivative gain (loss)

Derivatives that are neither designated as meeting the normal sale exemption under IAS39, nor designated as cash flow hedges.

Normal purchase normal sale (NPNS) exemption

Hedge contracts designated as meeting the exemption criteria under IAS 39.

Operating special items

Material items of income and expenditure that relate to the underlying performance of the business and require separate disclosure in accordance with IAS 1.86. They include impairment charges and profits and losses on disposal of tangible assets.

Price received ($/oz and R/kg)

Attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold.

Realised non-hedge derivatives

Represents the current year income statement effect of non-hedge derivatives that were settled during the current year.

Region

Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, United States of America and Zimbabwe.

Related party

Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Return on equity

Adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.

Return on net capital

Adjusted headline earnings before finance costs and unwinding of decommissioning and restoration obligations expressed as a percentage of average net capital employed, adjusted for the timing of acquisitions and disposals.

Significant influence

The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Unrealised non-hedge derivatives

This represents the change in fair value of all open non-hedge derivative positions from the previous reporting date to the current reporting date.

Weighted average number of ordinary shares in issue

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.

Abbreviations

$	United States dollars
A$	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
ARS	Argentinian peso
ASX	Australian Stock Exchange
BRL	Brazilian real
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CHF	Swiss francs
CLR	Carbon Leader Reef
FCFA	Communauté Financiére Africaine Francs
FIFR	Fatal injury frequency rate per million hours worked
g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GHC	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting of Mineral Resources and Ore Reserves
JIBAR	Johannesburg interbank agreed rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2002
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London interbank offer rate
LOM	Life of mine
LTIFR	Lost-time injury frequency rate per million hours worked [1]
m²/TEC	Square metres per total employee costed

M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
N$	Namibian dollars
NOSA	National Occupational Safety Association
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
R or ZAR	South African rands
RIFR	Reportable injury frequency rate per million hours worked
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpm	Tonnes/tons per month
tpa	Tonnes/tons per annum
tpd	Tonnes/tons per day
VCR	Ventersdorp Contact Reef
VCT	Voluntary counselling and testing

[1] **Note** that AngloGold Ashanti utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.

Rounding of figures in this report may result in computational discrepancies.

The process of producing gold and rehabilitation

The process of producing gold

The process of producing gold can be divided into six main phases:
- finding the orebody;
- creating access to the orebody;
- removing the ore by mining or breaking the orebody;
- transporting the broken material from the mining face to the plants for treatment;
- processing; and
- refining.

This basic process applies to both underground and surface operations.

Finding the orebody

AngloGold Ashanti's global exploration programme identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.

Creating access to the orebody

There are two types of mining which take place to access the orebody:
- underground – a vertical or decline shaft (designed to transport people and/or materials) is first sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
- open-pit – where the top layers of topsoil or rock are removed in a process called 'stripping' to uncover the reef.

Removing the ore by mining or breaking the orebody
- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is now ready to be transported out of the mine.
- In open-pit mining, drilling and blasting may also be necessary to release the gold-bearing rock; excavators then load the material onto the ore transport system.

Transporting the broken material from the mining face to the plants for treatment
- Underground ore is transported by means of vertical and/or horizontal transport systems.

Once on surface, conveyor belts usually transport the ore to the treatment plants.
- Open-pit mines transport ore to the treatment plants in vehicles capable of hauling huge, heavy loads.

Services

Mining activities require extensive services, both on the surface and underground, including:
- mining engineering services;
- mine planning;
- ventilation;
- provision of consumable resources;
- engineering services;
- financial, administration and human resource services; and
- environmental/permitting services.

Processing
- Comminution is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.
- Gold ores can typically be classified into:
  – refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
  – free milling, where the gold is readily available for recovery by the cyanidation process.
- Refractory ore treatment – after fine grinding, the sulphide materials are floated away from the barren gangue material to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidised by either roasting as at AngloGold Ashanti Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidises the sulphide minerals liberating the gold particles making them amenable to recovery by the cyanidation process.
- Free milling and oxidised refractory ores are processed for gold recovery by agitator leaching the ore in an alkaline cyanide leach solution followed generally by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
- The alternative process is the heap-leach process. Generally considered applicable to only high-tonnage, low-grade ore deposits,

AngloGold Ashanti has successfully applied this to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Here, the run-of-mine ore is crushed and placed on the leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to the carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled back to the top of the heaps.

- Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.

- The retreatment of tailing stockpile from previous decades' operations is also practised by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.

- At AngloGold Ashanti operations, the major by-products produced are:
  – silver, which is associated with gold in ratios ranging from 0.1:1 to 200:1 silver to gold;
  – sulphuric acid which is produced by scrubbing the gases generated from the roasting plants; and
  – uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.

- The tailings from the process operations are stored in designated Tailings Storage Facilities designed to enhance water recovery and prevent contaminant seepage into the environment.

Refining

The doré bars, are transported to a refinery for further refining, to as close to pure gold as possible – good delivery status. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.

Rehabilitation

In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities in order to return the land to a productive state post-mining. Additionally, these same jurisdictions require the company to provide financial assurance, in a form prescribed by law, to cover some, or all of the costs, of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land to that which existed prior to mining or to a pre-determined use post-mining.

Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, ample provision is made during the mine's economic operation.

Research and development

AngloGold Ashanti's approach to research and development is a combination of external private and collaborative research and in-house research based at the operations.

The primary external collaborative research programmes include:
- electric drilling: significant progress is being made at TauTona in several key performance areas. Productivity improvements of approximately 15% have been achieved in terms of drilling rates and the number of machine operators required for production. Improvements in the cost per metre drilled now allow the unit to compete well with pneumatic machines at the mine. As drilling and blasting is the fundamental rock-breaking process in deep-level, narrow-vein hard-rock mining, the overall objective of a more energy-efficient stope is to move away from compressed air as the primary source of energy.
- the AMIRA projects:
  - P9N: research into increasing efficiency in comminution and flotation;
  - P420c: research into the gravity and leaching characteristics of gold extraction from both free milling ores and refractory ores; and
  - P266d: research into improving the performance of thickeners.
- a University of British Columbia Canada project researching the use of thiosulphate as an alternative lixiviant to cyanide;
- a research project to develop the scale-up data for the thiosulphate gold leaching process; and
- the Mintek (a South African metallurgical research centre based in Johannesburg)

research project, AuTEK, commissioned to develop new industrial uses for gold. The principal fields being investigated are those of catalysis, medical, biological and the nanoparticle.

Primary in-house research programmes being carried out in conjunction with private external technology suppliers are to:
- investigate aspects of open-pit wall stability design (including risk analysis design) and continuous slope stability measurement;
- investigate the use of GPS systems for drill blast hole location, truck monitoring and the management of ore placement on heaps;
- enhance the engineering design of the New Era Loco as an operational energy modelling system;
- investigate the arsenic compounds precipitated in the process plant and their long-term stability when discharged to tailings storage facilities;
- investigate variations to the mine-to-mill process so as to improve blasting efficiencies and effectiveness, monitor fragmentation and improve energy efficiencies in the comminution process. The aim is to reduce energy and costs and improve material-handling efficiencies;
- develop expert control systems in both comminution and leaching/gold recovery circuits; and
- develop and test a chiller performance software programme – the final outstanding research project within the Future Mine programme.

In addition, AngloGold Ashanti's wholly owned subsidiary, ISS International Ltd, (ISSI), is a global company specialising in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development in a continuing quest to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment;

As a signatory of the International Cyanide Management Institute (ICMI) a decision was taken by AngloGold Ashanti to comply with the International Cyanide Management Code. Consequently, all process operations group-wide for AngloGold Ashanti have been audited by the in-house corporate Cyanide Management Code audit team. Areas of improvement have been identified at the operations and a schedule is in place for the operations to undergo their ICMI external audit to verify compliance with the International Cyanide Management Code. In addition, extensive cyanide speciation studies have been conducted in conjunction with Mintek at the various plants in the South Africa region to determine, on both a macro- and a micro-scale, the environmental impacts of cyanide in residue material. This has enabled a clearer understanding of the environmental impacts of cyanide and has led to the implementation of a strategy to ensure compliance with the requirements of the International Cyanide Management Code.

Cyanide management covers:

- compliance with the International Cyanide Management Code;
- consumption by installation of continuous cyanide and weak-acid dissociable cyanide measuring devices with process control base on a forward control loop;

- cyanide recovery using the Hannah process system;
- cyanide destruction using a number of proprietary processes; and
- cyanide destruction based on bacteria destruction of cyanide compound.

Rights to mine and title to properties

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group's ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.

Argentina

According to Argentinian mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal licence granted by a competent authority under the provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licences are: to sell the licence; to lease such licence; or to assign the rights under such a licence by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Formicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27 December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on 27 December 2036.

Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licences, mining leases and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life of mine at AngloGold Ashanti's operations in Australia.

Brazil

In Brazil, there are two basic mining rights:
- a licence for the exploration stage, valid up to three years, renewable once; and
- a Mining Concession or Mine Manifest, valid for the life of the deposit.

In general, exploration licences are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licences that manage to prove the existence of a mineral resource and have been licensed by the environmental competent authority.

Mine Manifests (mining titles granted in 1936) and Mining Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) who acts as inspecting entity for mining activities. Obligations of the titleholder include:

- the start of construction, as per an approved development plan, within six months of the issuance of the concession;
- extracting solely the substances indicated in the concession;
- communicating to the DNPM the discovery of a mineral substance not included in the concession title;
- complying with environmental requirements;
- restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
- reporting annually on operations.

The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.

Ghana

Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (PNDCL 153) or the Mining Law. Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.

A licence is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals. The government of Ghana shall acquire, without payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the government

and the holder of the mining lease subject to arbitration if the parties fail to agree.

A licence or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and co-ordinating policies relating to them.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate licence is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.

Control of mining companies: The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

- shareholder controller means a person who, either alone or with certain others, is entitled to exercise or control the exercise of 20% or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
- majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds 50%; and
- indirect controller means a person in accordance with whose directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company, are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5% or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller.

Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company. The Mining Law also gives the government the right to acquire a special share (Golden Share) in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The government has retained its Golden Share in relation to AngloGold Ashanti's assets and operations in Ghana.

Prior to the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.

Payments and allowances: The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 12% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30% or lower will attract a royalty of 3%. For every 1% that the ratio exceeds 30%, the amount of the royalty will increase by 0.0225% up to a maximum of 12%. The laws of Ghana currently provide for income tax at a rate of 25%. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes as detailed previously.

Under the Stability Agreement, the government of Ghana agreed:
- to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3% per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
- to maintain the corporate tax rate for AngloGold Ashanti and cap this rate for each of its subsidiaries in Ghana at 30% for a period of 15 years;
- that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
- to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- to retain its special rights (Golden Share) under the provisions of the mining law pertaining to the control of a mining company, in respect of the Obuasi mine.

The government of Ghana also agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. In consideration of these agreements and undertakings, AngloGold Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana $5 million in cash, promptly after the implementation of the business combination. AngloGold Ashanti also paid to the government of Ghana, on the date of the completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator.

In 2002, the Ghanaian tax legislation was changed so that unutilised losses and capital allowances existing at 1 January 2001 can only be carried forward for five years. If not used by that time they will be lost. Losses and capital allowances incurred after 1 January 2001 can be carried forward without limit.

Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends. Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external bank account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.

AngloGold Ashanti's operations in Ghana are permitted to retain 80% of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparties which cannot be met from the cash resources of its treasury company.

Leases: Mining leases may be applied for either by a prospecting licence holder who has established the existence of minerals in commercial quantities or by others who do not hold such licences, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. This period has been extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 square kilometres for any grant and 150 square kilometres in aggregate.

A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

Reconnaissance and prospecting licences are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localisation', being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:
- fails to make payments under the Mining Law when due;
- is in breach of any provisions of the Mining Law or the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
- becomes insolvent or bankrupt;
- makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to be false; or
- for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).

An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.

A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometres has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometres, the Lease Area. The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5 per square kilometres and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.

Bibiani had title to a 50 square kilometres mining lease for a period of 30 years to 18 May 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from 1 October 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited.

Iduapriem has title to a 33 square kilometres mining lease granted on 19 April 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

Proposed amendment to Mining Law: A Minerals and Mining Act (the Act) has been enacted by the parliament of Ghana. If the Act receives Presidential Assent it will repeal and replace the Minerals and Mining Law. For the most part the Act consolidates with modifications to the existing law.

The key material modifications to the current regime proposed in the Act are:
- the right of the government to acquire a 10% 'free-carried' interest in a mining company is to be amended so that, in future, it will be acquired on terms prescribed or on terms to be agreed; the Act does not currently prescribe any terms. In addition, the right of the government to acquire a further 20% interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
- provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into, with the approval of Parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than $500 million to deal with, in addition to matters relating to environmental liabilities, the exercise of discretion and settlement of disputes;
- compensation principles for disturbance of an owner's surface rights;
- royalties are payable by the holder of a mining lease at a rate of 4% to replace the existing sliding scale of 3-12% for gold produced from its mining operations; and

- although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in Ghana.

Guinea

In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.

The original area granted encompassed 8,384 square kilometres which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometres per block totalling not more than 1,500 square kilometres by 11 November 1996. The retrocession reduced the Siguiri concession area to four blocks totalling 1,495 square kilometres.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from 11 November 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements of the Convention de Base are:
- the government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% based on a spot gold price of less than $475, and 5% based on a spot gold price

above $475, as fixed on the London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5% and 7.5%, based on the spot gold price per ounce between $350 and $475, subject to indexing from 1 January 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.

Mali

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the Council of Ministers following application to the National Director of Mines.

Both permits referred to above include a Mining Convention (Convention d'Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

Application for an exploration permit is submitted to the National Director of Mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the National Director of Mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year licence expires in 2018.

South Africa

The Mineral and Petroleum Resources Development Act: In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in June 2002 and came into effect on 1 May 2004. The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. Details relating to the MPRDA and the associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti's progress in converting existing rights in terms of the new legislation, are set out on page 103 and 104.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
- prospecting licences;
- retention licences; and
- mining licences.

A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for all minerals, other than building and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of two years each. On each renewal of a prospecting licence, 50% of the area covered by the licence must be relinquished. Before application is made for a prospecting licence, a prospecting reconnaissance licence for a maximum area of 5,000 square kilometres is issued for a period of two years after which a three-year prospecting licence is applied for. A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the Minister, after the expiry of the 3-2-2-year prospecting licence period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.

A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining licence, which must have the approval of the Ministry to be assigned.

However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licences have been issued for 25 years and expire in 2024.

United States of America

Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended.

Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life of mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life of mine permits.

Shareholders' information

Stock exchange listings

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Stock exchange information at 31 December

		2005	2004	2003	2002	2001
JSE *(Share code: ANG)*						
Rands per share:						
Market price	– high	**319.90**	319.00	339.00	347.00	248.00
	– low	**187.00**	192.05	191.00	200.00	104.20
	– year end	**314.00**	199.01	313.99	290.50	211.00
Shares traded	– 000	**88,946**	102,811	88,025	117,543	91,318
London Stock Exchange *(Share code: AGD)*						
Pounds per share:						
Market price	– high	**28.25**	26.45	23.68	23.26	13.90
	– low	**11.00**	14.77	16.58	4.20	9.13
	– year end	**26.04**	19.25	26.42	10.54	12.09
Shares traded	– 000	**259**	19,769	1,187	8,643	18,862
Euronext Paris *(Share code: VA)*						
Euros per share:						
Market price	– high	**42.00**	37.92	41.23	37.73	25.00
	– low	**24.18**	24.90	24.10	18.78	14.26
	– year end	**41.29**	26.60	38.00	33.00	19.53
Shares traded	– 000	**855**	1,552	841	1,917	1,678
Ghana Stock Exchange *(Share code: AGA)*						
(listing commenced 27 April 2004)						
Cedis per share:						
Market price	– high	**300,000**	300,000	–	–	–
	– low	**300,000**	300,000	–	–	–
	– year end	**300,000**	300,000	–	–	–
Shares traded	– 000	**–**	14	–	–	–
Euronext Brussels *(Share code: ANG)*						
Euros per IDR:						
Market price	– high	**41.30**	37.78	40.50	37.50	24.90
	– low	**24.50**	25.00	24.10	32.00	14.52
	– year end	**41.30**	27.00	36.55	32.05	20.25
IDRs traded	– 000	**711**	477	973	3,138	1,638
Each IDR is equal to one ordinary share						
New York Stock Exchange *(Share code: AU)*						
US dollars per ADS:						
Market price	– high	**49.88**	48.25	49.95	35.33	22.34
	– low	**30.50**	29.91	32.80	17.62	13.15
	– year end	**49.33**	36.35	46.70	34.26	18.06
ADSs traded	– 000	**191,698**	225,286	249,791	210,933	106,231
Each ADS is equal to one ordinary share						
Australian Stock Exchange *(Share code: AGG)*						
Australian dollars per CDI:						
Market price	– high	**13.60**	12.60	13.55	12.00	8.00
	– low	**7.95**	8.60	8.61	7.00	4.80
	– year end	**13.40**	9.40	12.80	12.00	7.55
CDIs traded	– 000	**13,691**	875	12,788	6,758	62,576
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange *(Share code: AADS)*						
(listing commenced 27 April 2004)						
Cedis per GhDS:						
Market price	– high	**3,006**	3,006	–	–	–
	– low	**5,000**	3,000	–	–	–
	– year end	**3,000**	3,006	–	–	–
GhDSs traded	– 000	**20**	62	–	–	–
Each GhDS is equal to one-hundredth of one ordinary share						

Major shareholders as at 31 January 2006

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:

| | Ordinary shares held | | | | | |
| | 31 January 2006 | | 31 December 2005 | | 31 December 2004 | |
	Number	%	Number	%	Number	%
Anglo American plc	134,788,099	50.85	134,788,099	50.88	134,788,099	50.97
The Bank of New York*	48,093,545	18.15	48,702,313	18.38	45,217,297	17.10

* Shares held through various custodians in respect of ADSs issued by the Bank.

Voting rights

The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of share incentive schemes do not carry a right to vote.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2005 were:

| | Ordinary shares held | |
Top 20 shareholders as at 31 December 2005	Number	%
Anglo American plc (Main Holdings and other related funds)	134,870,452	50.91
The Bank of New York Unrestricted Depositary Receipts	28,995,315	10.94
JP Morgan Chase (Custodian)	19,955,802	7.53
The Bank of New York (Custodian)	10,626,132	4.01
ANZ Nominees Limited	10,551,988	3.98
Government of Ghana	9,031,650	3.41
Public Investment Corporation	4,037,544	1.52
Soges Fiducem SA	3,310,406	1.25
State Street Bank & Trust Co (Custodian)	2,768,373	1.04
Sanlam Group	2,497,485	0.94
National Nominees Limited	2,219,532	0.84
Investors Bank & Trust Company (Custodian)	1,743,516	0.66
Citibank (Custodian)	1,608,888	0.61
Liberty Group	1,461,363	0.55
Euroclear SA	1,281,670	0.48
Mines Pension Fund	1,108,168	0.42
Old Mutual Group	1,002,806	0.38
SIS SegaInterSettle AG (Custodian)	911,651	0.34
Mellon Bank (Custodian)	904,171	0.34
Fideuram Bank	888,975	0.34

The above list of shareholders may not necessarily reflect the beneficial shareholders.

Analysis of ordinary shareholdings at 31 December 2005

Size of shareholding	Number of shareholders	% of total shareholders	Number of shares	% of shares issued
1 – 100	8,411	47.38	437,574	0.17
101 – 500	6,487	36.54	1,521,490	0.57
501 – 1,000	1,265	7.13	926,172	0.35
1,001 – 5,000	1,026	5.78	2,169,800	0.82
5,001 – 10,000	180	1.01	1,294,546	0.49
10,001 – 100,000	295	1.66	9,079,074	3.43
Over 100,000	87	0.49	249,509,777	94.18
Total	**17,751**	**100.00**	**264,938,432**	**100.00**

Shareholder spread as at 31 December 2005

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	%
Ordinary shares				
Non-public shareholders:				
Directors	56,642	0.02	9	0.05
Anglo American plc	134,788,099	50.88	1	0.01
Government of Ghana	9,031,650	3.41	1	0.01
Public shareholders	121,062,041	45.69	17,740	99.93
Total	**264,938,432**	**100.00**	**17,751**	**100.00**

A   redeemable preference shares }
B   redeemable preference shares   All shares are held by a wholly-owned subsidiary company

Shareholders' diary

Financial year-end		31 December 2005
Annual financial statements	posting on or about	15 March 2006
Annual general meeting	11:00 SA time	5 May 2006

Quarterly reports	**Released on or about**
– Quarter ended 31 March 2006	5 May 2006
– Quarter ended 30 June 2006	27 July 2006
– Quarter ended 30 September 2006	30 October 2006
– Quarter ended 31 December 2006	8 February 2007

Dividends

Dividend number	Date dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders	Payment date to GhDS holders
Final – number 99	9 February 2006	23 February 2006	10 March 2006	20 March 2006*	13 March 2006
Interim – number 100	26 July 2006*	11 August 2006*	25 August 2006*	5 September 2006*	28 August 2006*
Final – number 101	7 February 2007*	23 February 2007*	9 March 2007*	19 March 2007*	12 March 2007*

* Approximate dates.

The dividend policy is detailed in the Directors' report.

Currency conversion guide at 31 December

One rand was equal to:	2005	2004
Australian dollar	0.21	0.23
British pound	0.09	0.09
Euro	0.13	0.13
Ghanaian cedi	1,434.80	1,577.98
Japanese yen	18.35	18.10
Swiss franc	0.20	0.20
US dollar	0.15	0.18

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:

ISIN: ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices

Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Directors

Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva §
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman ‡
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE ‡
R Médori † (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British	# American	‡ Ghanaian
† French	§ Brazilian	

Officers
Managing Secretary:	Ms Y Z Simelane
Company Secretary:	C R Bull

Contacts

South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Share Registrars

South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

* GhDS registrars

ADR Depositary

The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.

Telephone: +1-888-BNY-ADRS

The Annual Report 2005 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2006 produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.

Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.





www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: MARCH 15, 2006

By: _____

Name: C R Bull
Title: Company Secretary